Exhibit 99.1

Integrated Report 2024

About This Report

Content

The SAP Integrated Report 2024 presents our annual financial, environmental, social, and governance performance in a single integrated report (“SAP Integrated Report”) available at www.sapintegratedreport.com.

On the Integrated Report homepage, we also report on our contribution to the UN Sustainable Development Goals (SDGs) and have embedded the recommended disclosures of the Task Force on Climate-Related Financial Disclosures (TCFD), and of the World Economic Forum (WEF) stakeholder capitalism metrics.

Basis of Presentation

Our Combined Management Report is prepared in accordance with the German Commercial Code and the relevant German Accounting Standards. The Combined Management Report is also a management commentary complying with the International Financial Reporting Standards (IFRS) Practice Statement Management Commentary.

The report encompasses SAP SE and all subsidiaries which we control and, hence, include in our Consolidated Financial Statement according to IFRS. Joint arrangements and associates are not included in the sustainability reporting. Any further deviations for the sustainability reporting are specifically mentioned in the respective chapters. Our executive management has confirmed the effectiveness of our internal controls over financial reporting.

The social, environmental and governance data and information included in the Group Sustainability Statement of SAP Integrated Report is prepared in accordance with the European Sustainability Reporting Standards (ESRS), which require a report to provide a comprehensive picture of its material impacts, risks and opportunities and how these are managed.

Greenhouse gas data is prepared based on the Greenhouse Gas Protocol.

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Data

All financial and non-financial data and information for the reporting period is reported utilizing SAP software solutions and sourced from the responsible business units.

The reporting period is fiscal year 2024. The report encompasses SAP SE and all subsidiaries of the SAP Group. To make this report as current as possible, we have included relevant information available up to the auditor’s opinion dated February 19, 2025. The report is available in English and German.

Independent Audit and Assurance

BDO AG Wirtschaftsprüfungsgesellschaft (BDO) has audited our Consolidated Financial Statements and our Combined Management Report. Information relating to the Group Sustainability Statement included in SAP’s Management Report an independent assurance engagement with limited assurance by BDO. Additionally, BDO has provided reasonable assurance on selected sustainability information in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised), a pertinent standard for the assurance of sustainability reporting. The Independent Auditor’s Report and the Assurance Reports of BDO for the Group Sustainability statement and selected sustainability information are available in the Independent Auditor’s Report section and in the Assurance Report of the Independent German Public Auditor on an Assurance Engagement to Obtain Limited and Reasonable Assurance in Relation to the Group Sustainability Statement section.

Concept and Realization

This report was designed by SAP and created with SAP S/4HANA software and the SAP Disclosure Management application.

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Contents

To Our Stakeholders	5
Combined Group Management Report	45
Consolidated Financial Statements IFRS	232
Additional Information	337

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To Our Stakeholders

Letter from the CEO	6
SAP Executive Board	9
Investor Relations	11
Report by the Supervisory Board	16
Responsibility Statement	29
Independent Auditor’s Report	30
Assurance Report of the Independent German Public Auditor on an Assurance Engagement to Obtain Limited and Reasonable Assurance in Relation to the Group Sustainability Statement	40

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Letter from the CEO

Dear Fellow Shareholders,

2024 was another year of fast-paced change. Billions of people around the world went to the polls to select political leaders, redefining the course of their nations as well as geopolitical constellations. In parallel, global economic competition intensified, with the race for leadership in new digital technologies – such as AI and quantum computing – as a central feature. 2024 was also the first year when average global temperatures rose more than 1.5°C above preindustrial levels. It was but one reminder that many of humanity’s greatest challenges remain unsolved.

At their very heart, SAP’s solutions enable businesses, countries, and societies to be successful in this rapidly evolving environment. We help our customers harness cutting-edge digital innovation by integrating it seamlessly into their end-to-end business processes, allowing them and the communities in which they operate to become more agile, more resilient, and more sustainable.

SAP’s results for the past fiscal year are proof that our solutions are of critical relevance in today’s world. 2024 was another very good year for the company – a year in which we exceeded our cloud goals, accelerating cloud revenue and current cloud backlog growth even further from an already very strong baseline. Total revenue growth returned to double digits, for the first time since 2018. With a major transformation and restructuring program, launched in January 2024, SAP shifted additional resources to growth areas such as Business AI, while also achieving efficiencies that support our ongoing profitable growth.

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By the end of 2024, our total cloud backlog stood at €63 billion– up 40% over the previous year and hitting a new record high. This large backlog, and a share of recurring revenue now at 83%, provides us with very solid perspectives for the future. SAP is on a more resilient growth path than ever before.

The holistic transformation we began four years ago has served as the foundation of SAP’s very successful growth story in 2024. When we announced our plans to fundamentally change our company back in 2020, financial markets were not sure we would follow through. But we did, and in a very determined manner, delivering on our strategic promises.

On the financial side, cloud revenue increased to half of SAP’s total revenue in 2024. No major competitor is growing as fast as we are. This impressive success stems, among other things, from numerous customers wins, including the “who is who” of the tech, energy, retail, automotive, and manufacturing sectors.

On the product innovation side, we developed a compelling Business Suite offering in the cloud over the past years to run our customers’ most mission-critical business processes end to end. Leveraging this Suite and the unmatched wealth of business data stored in SAP systems, we developed powerful Business AI capabilities tailored to the concrete needs of our customers. Business AI enables companies to thrive amidst intense transformational pressures by automating critical processes. It can, for example, help better predict customer demand and quickly respond to disruptions in the supply chain. It can support software engineers by making it easier and faster to code. And it can automatically read, capture, and review thousands of documents – be it truck delivery notes in companies or administrative forms in government agencies – thereby unlocking great savings in terms of time and costs.

By the end of 2024, we had already released more than 130 AI use cases to our customers – overdelivering on our plans. And we equipped our generative AI copilot Joule with 1,300 skills covering 80% of the most-used tasks of SAP end users. Our innovations in this space have cemented our reputation among C-suite executives as the leading AI company in Europe and among the top #5 globally, reflected in the fact that more than 34,000 cloud customers worldwide use SAP Business AI today.

In addition to our strong in-house product innovation, SAP complemented its portfolio in 2024 with the acquisition of WalkMe. The company is a great addition to our Business Transformation Management solutions – a set of powerful digital tools that help our customers accelerate their cloud migration and business transformation journeys: Signavio enables our customers to trace, understand, and improve business processes. LeanIX supports the analysis and optimization of complex IT architectures. With WalkMe, we now doubled down on the support we provide to SAP end users – helping them quickly adopt new cloud solutions and get maximum value out of their IT investments. This complete set of Business Transformation Management solutions greatly reduces time-to-value, enabling our customers to profit sooner from pivotal innovations – above all Business AI.

SAP’s strong growth and innovation performance in 2024 was clearly recognized and rewarded by global capital markets. Our shares were largely unaffected by stock market turbulence and soared throughout the year. Overall, they appreciated nearly 70% in 2024, greatly outperforming the gains of the DAX (+19%) and the NASDAQ-100 (+26%). SAP ended the year as Europe’s most valuable tech company, with a market capitalization of nearly €270 billion.

In addition to the rising stock market valuation, shareholders will benefit from SAP’s robust performance with an attractive dividend. Given the company’s success in 2024, the Supervisory Board and Executive Board propose a dividend of €2.35 per share for approval at the Annual General Meeting in May, marking an increase of 6.8% compared to the previous year. What is more, SAP continues its €5 billion share repurchase program, designed to return capital to shareholders and to balance out dilution related to employee share programs.

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Overall, 2024 was another proof point of the successful strategy SAP began to put into action four years ago. We had the courage to change our business model and boldly transform at every level of the company. Today, SAP can call itself the #1 enterprise application and Business AI company. This is an outstanding achievement that required significant effort, dedication, and willingness to change. On behalf of the entire Executive Board, I would like to thank all our colleagues worldwide and our customers and partners for their trust and support along the way. And I would like to thank you, dear shareholders, for believing in SAP in 2024 and beyond!

As we look to the future, we will continue to reward your trust by executing diligently on our well-defined strategy. Through to 2027, we expect accelerated, double-digit total revenue growth and an expansion of operating profit as well as of our profit margin. We can say this with confidence because we have all the right pieces in place – from great applications and high-quality data to relevant AI.

In 2025, we will once again significantly increase our AI investments, with our nearly 40,000 developers working to deliver an AI-first portfolio and customer experience. In addition, we are launching SAP Business Data Cloud – one of the biggest innovations our company has ever delivered. SAP Business Data Cloud will give customers a holistic view of their operations by bringing data from a wide range of sources together in one place, while retaining its semantical context and meaning. In addition to allowing enterprises to make truly data-driven decisions, this holistic view of all data will play a key role in enabling powerful AI agents – that is, AI apps that greatly assist humans with concrete workflows. Our AI copilot Joule will orchestrate these AI agents to carry out complex tasks autonomously and end-to-end. The ambition is to make every Joule user 30% more efficient by the end of 2025.

Building on our successes over the past four years, SAP is thus set to continue its profitable growth journey in 2025 and beyond. We are excited to shape the future; we are setting the bar higher – because being the best is never done. That’s our aspiration. That’s our promise.

Sincerely,

Christian Klein

CEO, SAP SE

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SAP Executive Board

Christian Klein
Chief Executive Officer (CEO)

Joined SAP: 1999
Appointed to the Executive Board: 2018
Current Executive Board term expires: 2028
Nationality: German
Year of Birth: 1980

Other board memberships:
Supervisory Board, adidas AG, Herzogenaurach, Germany (publicly listed)

Learn more about Christian Klein

Dominik Asam
Chief Financial Officer

Joined SAP: 2023
Appointed to the Executive Board: 2023
Current Executive Board term expires: 2026
Nationality: German
Year of Birth: 1969

Other board memberships: Supervisory Board, Bertelsmann Management SE and Bertelsmann SE & Co. KGaA, Gütersloh, Germany (not publicly listed)

Learn more about Dominik Asam

Muhammad Alam SAP Product Engineering Joined SAP: 2022 Appointed to the Executive Board: 2024 Current Executive Board term expires: 2027 Nationality: U.S. Citizen Year of Birth: 1977
Learn more about Muhammad Alam

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Thomas Saueressig
Customer Services & Delivery

Joined SAP: 2004
Appointed to the Executive Board: 2019
Current Executive Board term expires: 2028
Nationality: German
Year of Birth: 1985

Other board memberships:
Board of Directors, Nokia Corporation, Espoo, Finland (publicly listed)

Learn more about Thomas Saueressig

Sebastian Steinhaeuser Chief Operating Officer Joined SAP: 2020 Appointed to the Executive Board: 2025 Current Executive Board term expires: 2028 Nationality: German Year of Birth: 1985
Learn more about Sebastian Steinhaeuser

Gina Vargiu-Breuer
Chief People Officer, Labor Relations Director

Joined SAP: 2024
Appointed to the Executive Board: 2024
Current Executive Board term expires: 2027
Nationality: German
Year of Birth: 1975

Learn more about Gina Vargiu-Breuer

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Investor Relations

Inflation and U.S. Election Impacts Stock Markets in 2024

Global stock markets performed strongly in 2024, mainly due to falling inflation and the associated decline in interest rates. The U.S. Federal Reserve (Fed) made three consecutive interest rate cuts last year but remained cautious regarding “stubborn” inflation, thus indicating that it expected to make fewer rate cuts in 2025. Following the Fed, the European Central Bank cut interest rates four times in 2024. Although inflation was nearing the ECB’s goal, the bank did not rule out taking further action to ease the economy, which remained weak.

On the U.S. stock market, most major companies reported results that exceeded analysts’ expectations, with the technology sector showing particularly strong upward momentum. Optimism around artificial intelligence (AI) buoyed the markets. The highly capitalized “Magnificent 7” – Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla – were the main beneficiaries of this confidence. In their wake, the prices of other technology stocks also rose, and most analysts remained positive.

At the beginning of August, stock markets around the world suffered severe setbacks. Within just a few days, broader indexes, including the Dow Jones and S&P 500, lost around 6%. The triggers included poorer data from the U.S. labor market, falling purchasing managers’ indexes, disappointing results from some tech companies, and the Bank of Japan’s key interest rate hike from 0.1% to 0.25%.

However, the stock market recovered quickly, and decreasing inflationary pressure in the U.S. once again fueled expectations of interest rate cuts. Inflationary pressure also eased in Germany. The U.S. presidential election, which declared Donald Trump as the 47th president, provided a strong stimulus for equity markets from November, despite the announcement of tariffs and trade restrictions. The NASDAQ-100 tech index gained 24.9% and closed the year at 21,012 points. In Germany, the DAX exceeded the 20,000-point mark, for the first time in its history, on December 3. On the final day, it closed slightly below this mark, at 19,909 points, having gained 18.8% in the trading year.

SAP Stock Outperforms Major Indexes by a Wide Margin

SAP’s business continued to demonstrate strength and resilience. In particular, the strong growth in its cloud business was recognized by market participants. As a result, SAP shares were unaffected by the stock market turbulence in 2024. Due to its extensive wealth of data and innovative applications, SAP was seen as a beneficiary of the AI boom.

Analysts viewed SAP positively, citing strong performance metrics as a key driver of their confidence. Their main argument was that sales were outpacing costs, and ongoing efforts to standardize operations were expected to drive significant efficiency gains. With SAP’s installed base of customers increasingly transitioning to the cloud, along with high conversion rates and strong cross-sell opportunities, analysts anticipated significant economies of scale and improved profitability.

The share price reacted positively to the quarterly earnings releases. Following the release of the full-year 2023 results, SAP stock increased from €149 to €161 between January 23 and January 24, 2024. First-quarter earnings, announced on April 22, 2024, lifted the share price from €166 to €175, while the second-quarter report, released on June 23, 2024, drove the share price from €184 to €197 on June 24. The numbers presented on October 21, 2024, were another positive surprise, and helped the share price increase from €211 to €222 at the start of trading on October 22. The positive sentiment continued, and on December 6, SAP stock reached a new all-time high of €242.00. At market close on December 30, 2024, SAP shares had a final stock price of €236.30, representing a 69.4% gain for the year.

Throughout 2024, SAP shares consistently outperformed the DAX by a significant margin. While the DAX gained only around 10% in the first quarter, SAP shares rose by almost 30%. By the end of September, SAP stock had outperformed the DAX by more than 30 percentage points and, by year-end, it accounted for 40% of the index’s overall performance.

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Deutsche Börse’s Index Cap Affects Europe’s Most Valuable Tech Company

In March 2024, Deutsche Börse lifted the weighting cap for index members from 10% to 15%, reflecting the prominence of SAP’s market capitalization relative to the broader index. Through October 2024, SAP shares gained 57%, taking its total market capitalization to almost €270 billion. This rally lifted SAP’s stock to a weight of 15.7% in the DAX, triggering a cap of 0.7%. Since then, SAP has become Europe’s most valuable technology company. During the last index review, at the end of December 2024, SAP’s index weight was 16.57%, and was subsequently capped at 1.57%.

While the financial impact is still limited, SAP is in close collaboration with authorities, exchanges, and policy makers on national and European level to discuss the harmonization of different capping regimes to enable growth companies to continue to scale.

Despite these ongoing discussions and regulatory considerations, SAP’s performance has been remarkable, particularly when compared to the U.S. technology index, NASDAQ-100. In the first quarter, SAP outperformed the index by 21 percentage points. In the second quarter, the lead narrowed to almost 20 percentage points. From July, however, SAP once again demonstrated considerable relative strength. While the NASDAQ remained, on balance, below its July highs, SAP continued to set new records, outperforming this index by approximately 45 percentage points since the beginning of the year.

SAP Stock Versus Major Indexes (January 2, 2024, to December 30, 2024)

1.	January 2 – Opening price – €137.34	5.	July 22 – Q2 and half-year 2024 results
2.	January 23 –Q4 and full-year 2023 results	6.	October 21 – Q3 2024 results
3.	April 22 – Q1 2024 results	7.	December 6 – Annual high in 2024 – €242.00
4.	May 21 – Dividend payment – €2.20	8.	December 30 – Closing price – €236.30

Continuous Engagement with the Investment Community

SAP maintained its strong engagement with the investment community in 2024. Throughout the year, members of the Executive Board of SAP SE and the Investor Relations (IR) team engaged with institutional investors, analysts, and private investors worldwide to discuss the company’s strategy, its execution, business developments, and how SAP is helping customers meet the many challenges organizations face today.

In summary, the IR team, together with senior management, conducted more than 500 meetings in 2024 to maintain active dialogue with investors and analysts. These included one-on-one phone calls,

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video conferences, and roadshows. Members of the Executive Board and the IR team attended more than 20 conferences across an expanded geographical mix. In June 2024, we hosted the Financial Analyst Conference as part of our SAP® Sapphire® event in Orlando, Florida, United States. Earlier in May, SAP held the Annual General Meeting of Shareholders (AGM) with in-person attendance in Mannheim, Germany.

We continued our dialogue with investors, focusing on environmental, social, and governance (ESG) topics, and provided them with insights into our sustainability policies and products. SAP’s leadership in this area has been recognized by major sustainability rating agencies.

SAP representatives engaged with retail shareholders at virtual and in-person events. The IR team and the Treasury team also maintained regular communication with the debt investor community.

We provide a wide range of information online about SAP and its stock. Besides the LinkedIn channel SAP Investor Relations, shareholders can reach the IR team directly by telephone hotline and by e-mail at investor@sap.com. We also publish an overview of the latest analyst consensus on the Investor Relations website.

We provide a Webcast of all key investor events at which members of our Executive Board speak, and post all relevant presentations on the Investor Relations website.

Key Facts About SAP Stock/SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADRs)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADRs)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in indexes as at 12/31/2024[1]
DAX 40	15.00
Prime All Share	14.78
CDAX	15.76
HDAX	10.08
TecDax	15.31
STOXX Europe 50	4.65
EURO STOXX 50	7.05
[1] Source: STOXX

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Performance of SAP Stock and Main Indexes at Year-End 2024 (in %)

	Ticker	1 Year	3 Years	5 Years	10 Years
SAP SE (XETRA)	SAP-XE	69.4%	89.2%	96.4%	305.6%
DAX 40	DAX	18.8%	25.3%	50.3%	103.0%
NASDAQ-100	NDX	24.9%	28.8%	140.6%	396.0%
EURO STOXX 50	SX5E	8.3%	13.9%	30.7%	55.6%

Total Shareholder Return (Dividends Reinvested)

Initial investment	€10,000
Date of investment		12/31/2023	12/31/2021	12/31/2019	12/31/2014
Period of investment		1 year	3 years	5 years	10 years
		71.5%	100.1%	114.2%	376.0%
Value as at 2024/12/31		€17,152	€20,007	€21,424	€47,604

Dividend of €2.35 Proposed

It is our policy to pay a dividend totaling 40% or more of IFRS profit after tax.

At the 2025 Annual General Meeting of Shareholders, the Executive Board and the Supervisory Board of SAP SE will recommend a total dividend for fiscal year 2024 of €2.35 (2023: €2.20) representing an increase of €0.15, or 6.8% compared to the dividend paid for fiscal year 2023. The payout ratio would be 51.9% (2023:43%).

Dividend per Share

in €

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Capital Stock Unchanged

SAP’s capital stock as at December 31, 2024, was €1,228,504,232 (2023: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attribute value of €1 in relation to capital stock.

Shareholder Structure

Applying the definition accepted on the Frankfurt Stock Exchange, which excludes treasury stock from the free float, as at December 31, 2024, the free float stood at 83.8% (December 31, 2023: 83.6%).

SAP Free Float at 83.8%

Source: NASDAQ OMX, December 31, 2024

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Report by the Supervisory Board

Dear Shareholders,

In the following, we would like to inform you about the work of the Supervisory Board in the fiscal year 2024.

Collaboration Between the Supervisory Board and the Executive Board

In the past fiscal year, the Supervisory Board of SAP SE discharged the duties imposed on it by the law and by the Company’s Articles of Incorporation. It advised the Executive Board on an ongoing basis with regard to the running of the Company, and it scrutinized and monitored the work of management.

The Supervisory Board received regular, full, and timely reports from the Executive Board, both from members in person and in written documents. The Supervisory Board and its various committees were also in regular exchange with senior internal officers. This ensured that we were always up to date, also between meetings, on the Company’s strategy, planning, business performance, risks, risk management, compliance (in other words, adherence to laws, to the Company’s Articles of Incorporation, and to internal policies), and on transactions of special significance for SAP. In its reports, the Executive Board advised us, in particular, about any deviations in business performance from the budgets or targets set, and explained the reasons for them. We questioned and probed the Executive Board on its reports to satisfy ourselves that they were plausible. The Executive Board fully met our requirements when it came to providing information.

The Supervisory Board chairperson and the CEO were in regular contact, such that the Supervisory Board chairperson was always informed without delay about all material events. Moreover, the chairperson of the Supervisory Board and the CEO regularly discussed SAP’s strategy, business performance, risk position, risk management, and compliance.

Transactions that were submitted to us because they required the approval of the Supervisory Board whether by law, under the Articles of Incorporation, or according to the Company’s list of transactions requiring Supervisory Board consent, were approved by us after detailed examination and discussion with the Executive Board.

Supervisory Board Meetings and Resolutions

In the past fiscal year, the Supervisory Board of SAP SE held four regular meetings and seven extraordinary meetings at which we deliberated and resolved on all matters of relevance to the Company. Our plenary meetings and committee meetings were held as physical meetings, as video or telephone conferences, or as hybrid meetings, that is, meetings at which most of the members attend in person and the remaining members join online. Outside of these meetings, we adopted nine resolutions by correspondence vote. The following table provides an overview of the individual members’ attendance at the Supervisory Board’s plenary sessions and committee meetings in the year under review. This report also contains a table that shows in which format the meetings of the Supervisory Board and its committees were held.

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Meeting Attendance of SAP Supervisory Board Members During Fiscal Year 2024

	Plenum		Committees		All Meetings
Supervisory Board Members	Meetings	Attendance	Meetings	Attendance	Meetings	Attendance	Attendance in %
Prof. Dr. h. c. Hasso Plattner (until 5/15/2024)	3	3	8	6	11	9	82%
Dr. h. c. mult. Pekka Ala-Pietilä (since 5/15/2024)	8	8	9	9	17	17	100%
Manuela Asche-Holstein (until 5/15/2024)	3	3	10	10	13	13	100%
Jakub Černý (since 5/15/2024)	8	8	5	5	13	13	100%
Pascal Demat (since 5/15/2024)	8	8	5	5	13	13	100%
Aicha Evans	11	10	16	16	27	26	96%
Andreas Hahn (since 5/15/2024)	8	8	7	7	15	15	100%
Prof. Dr. Ralf Herbrich (since 5/15/2024)	8	7	5	5	13	12	92%
Margret Klein-Magar	11	11	19	19	30	30	100%
Monika Kovachka-Dimitrova (until 5/15/2024)	3	3	7	7	10	10	100%
Lars Lamadé	11	11	15	15	26	26	100%
Peter Lengler (until 5/15/2024)	3	3	11	11	14	14	100%
Jennifer Xin-Zhe Li	11	10	16	16	27	26	96%
Dr. Qi Lu	11	11	8	8	19	19	100%
César Martin (since 5/15/2024)	8	8	6	6	14	14	100%
Gerhard Oswald	11	11	19	19	30	30	100%
Dr. h. c. Punit Renjen[1] (until 5/15/2024)	2	1	1	1	3	2	67%
Christine Regitz (until 5/15/2024)	3	3	7	7	10	10	100%
Dr. Friederike Rotsch	11	11	26	26	37	37	100%
Nicolas Sabatier (since 5/15/2024)	8	7	7	7	15	14	93%
Dr. Eberhard Schick (since 5/15/2024)	8	8	7	7	15	15	100%
Heike Steck (until 5/15/2024)	3	3	6	6	9	9	100%
Helmut Stengele[2] (until 5/15/2024)	3	3	0	0	3	3	100%
Nina Straßner, LL.M. (since 5/15/2024)	8	8	9	9	17	17	100%
Dr. Rouven Westphal	11	11	23	23	34	34	100%
Gunnar Wiedenfels	11	10	20	19	31	29	94%
James Wright (until 5/15/2024)	3	3	11	11	14	14	100%
[1] Since 2/11/2024 no longer a member of any committee.
[2] Was not a member of any committee.

At their meetings, the Supervisory Board and the committees regularly deliberated on certain agenda items without the Executive Board in attendance, notably when those items pertained to the Executive Board itself, required internal discussion among Supervisory Board members alone, did not require the Executive Board to be present, and to allow for discussion between the Supervisory Board or its respective committee and the auditor without the Executive Board being present. This was the case for at least five of the plenary sessions and at eight committee meetings in 2024. In addition, the shareholder representatives and the employee representatives independently discussed, at times with the CEO, the items on the respective agenda before each regular meeting. Such deliberations also took place as required prior to the extraordinary meetings or prior to circular correspondence votes.

The Supervisory Board addressed the following key topics during the year:

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Strategy and Transformation

The Executive and Supervisory Boards discussed SAP’s corporate strategy and cloud transformation on numerous occasions in 2024. The first was the regular meeting on February 21, 2024, when the Executive Board reported on the action it was taking to implement the company-wide transformation program and on the progress it had made. It also set out its restructuring plans for 2024, and the training and professional development that would be offered to employees. On February 13, 2024, at a meeting of the People and Culture Committee, management presented and explained its initiative to transform SAP into a skills-based organization. Such organizations use a structured framework that defines the skills and competencies employees need today and will need in the future. These frameworks are regularly updated to ensure the company remains flexible and agile so that it can respond more rapidly to changes in its market and to advances in technology. At its April and August meetings, the Supervisory Board was updated on the restructuring program, and discussed its implementation with the Executive Board. At the meeting on August 1, 2024, SAP’s new Chief People Officer and Labor Relations Director, Gina Vargiu-Breuer, presented the HR strategy and how it would be implemented over the coming years. In November, the Supervisory Board traveled to Bangalore, India, for its regular meeting. This visit was also an opportunity to learn more about SAP’s second-largest development location, and to meet SAP’s customers and partners in this key market. The main focus of the Supervisory Board’s meeting week in India was corporate strategy. At the meeting of the Product and Technology Committee, held on November 6, 2024, and attended by all members of the Supervisory Board, and at the meeting of the full Supervisory Board on November 7, 2024, we looked closely at and discussed at length all aspects of strategy, including product strategy, go-to-market, HR strategy, strategy implementation, and the optimization of business processes as part of the Company’s transformation. Although some of these discussions took place without the Executive Board, we provided it with our feedback on the strategies and planned courses of action it had presented. The meeting on November 6, 2024, looked in detail at the product and product development strategy and at new artificial intelligence (AI) applications. The following day, the Executive Board advised us of the strategies it had planned for go-to-market and HR, and for the finance function, and the priorities it had set for executing on these strategies. At our extraordinary meeting on December 8, 2024, we discussed progress on the Company’s transformation program with the Executive Board and the actions under the program that would be taken in 2025.

Sustainability

At SAP, sustainability has two main dimensions. The first is that of providing solutions that help customers do business in a sustainable way. The second is that of aligning our business activities with sustainability targets to lead by example. Throughout the year, sustainability topics were discussed at the meetings of the full Supervisory Board and at those of the various committees. The Audit and Compliance Committee looked closely at the new European Corporate Sustainability Reporting Directive, or CSRD, which obliges companies to meet new, more detailed, sustainability reporting standards, and at how SAP technologies for sustainability reporting, such as the SAP Sustainability Control Tower solution, can be used to track ESG data so that companies can meet sustainability targets. Further, the Committee and the Supervisory Board were informed about the process used to identify, assess, and manage the impacts, risks, and opportunities (IROs) related to sustainability. To report on the outcomes of their sustainability efforts, companies need to have in place a process to identify, assess, and manage these impacts, opportunities, and risks. At our meeting on April 11, 2024, the Chief Sustainability Officer advised us about new statutory reporting requirements. He also set out the stipulations of the German Supply Chain Due Diligence Act, the action SAP is taking to ensure responsible AI practices, and its plans to reduce its emissions. Once again, the Supervisory Board was given the opportunity to build on its sustainability expertise by attending a training course the Company held in October 2024 on sustainability at SAP. SAP’s sustainability solutions are crucial to its business. And because the topic of sustainability is relevant in many key aspects of SAP’s operations, these aspects are also central to SAP’s strategy. We therefore consider it appropriate that all sustainability-related matters continue to be discussed at full Supervisory Board level, and for certain matters to be addressed at committee level as required. This is why the Supervisory Board has not yet found it necessary to delegate the topic of sustainability to a dedicated committee.

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New Chairperson of the Supervisory Board

At the end of the Annual General Meeting of Shareholders on May 15, 2024, Hasso Plattner retired from the Supervisory Board after having served for more than 20 years as its chairperson. His departure as the last active cofounder marks the end of an era – not just for the Company, but also for the Supervisory Board. We will miss Hasso Plattner’s contributions as an innovator and visionary, and his vast knowledge and experience from many years of service on the Executive Board and later on the Supervisory Board. But we are delighted that he remains available to both bodies in an advisory capacity. In Pekka Ala-Pietilä, we have found an outstanding successor to Hasso Plattner. Having served on the Supervisory Board in the past, Pekka Ala-Pietilä is very well acquainted with SAP.

Other Changes on the Supervisory Board

At its meeting on April 10, 2024, the Personnel and Governance Committee discussed the structure and membership of the Supervisory Board committees that would apply from May 2024, subject to the approval of the full Supervisory Board. At the extraordinary meeting of the Supervisory Board that was held directly after the Annual General Meeting of Shareholders on May 15, 2024, Pekka Ala-Pietilä was elected chairperson, and Lars Lamadé deputy chairperson, of the Supervisory Board. To address the concern some investors had raised that the new chairperson, having served as a member of the SAP Supervisory Board for many years, was not sufficiently independent, the new Supervisory Board further resolved that it would once again appoint a lead independent director. We reelected Friederike Rotsch to this office, who will continue to act as an independent point of contact with whom investors can raise corporate governance matters. The new chairperson then outlined his expectations as to how the Supervisory Board would conduct its work from then on. Following a decision to reduce the number of committees, the tasks of those that had been dissolved were either delegated to a new committee or transferred back to the full Supervisory Board. The intention here was to realign the decision-making and consultation processes on the Supervisory Board to reflect the changes in the Company’s organizational structure. Specifically, the Go-to-Market and Operations Committee and the Technology and Strategy Committee were dissolved, with some of their tasks passing to their replacement, the newly formed Product and Technology Committee. At its August meeting, the Supervisory Board adopted the new committee’s Rules of Procedure. The People and Culture Committee was discontinued, and the matters under its remit – HR strategy, skills development, diversity, and organizational culture – transferred to the full Supervisory Board. In light of the changes on the Supervisory Board, its new chairperson solicited feedback from the members about the principal matters the Supervisory Board should deliberate on. These proposals were presented at the meeting on August 1, 2024. At that meeting, we also discussed how we would coordinate our work on the Supervisory Board, and how to ensure its meetings are as efficient as possible. We then adopted the new meeting processes for the Executive Board to follow when reporting to the Supervisory Board. At our meeting on November 7, 2024, we adopted changes to our self-assessment process and to the process by which we provide feedback to the members of the Executive Board. We likewise adopted the revised profile of the skills and expertise that the Supervisory Board, collectively, needs to have. The profile had been updated to include knowledge of AI applications, now of vital importance in our industry, and, in light of the new requirements under CSRD, to ensure that it also reflected the necessary expertise on sustainability aspects.

Other key topics addressed at our meetings in 2024 notably included the following:

Extraordinary Meeting in February

The Supervisory Board met on February 11, 2024, after Punit Renjen had that same day resigned his seat on the SAP Supervisory Board with effect from the Annual General Meeting of Shareholders on May 15, 2024. The Supervisory Board discussed the Nomination Committee’s recommended courses of action and proposal to nominate Pekka Ala-Pietilä as Punit Renjen’s successor with the intention for him to serve as the next Supervisory Board chairperson for a two-year term. We adjusted the composition of the committees to reflect these changes.

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Meeting in February (Meeting to Discuss the Financial Statements)

The meeting of the full Supervisory Board on February 21, 2024, began with a detailed account, from the members of the Executive Board, about fiscal year 2023 and of the main developments and challenges in their respective areas of responsibility. We then discussed with the Executive Board the highly relevant topic of artificial intelligence. The Executive Board then reported on how the Company’s personnel and organizational transformation was progressing. After that, we adopted the 2024 Finance Plan, which we had also discussed with the Executive Board at this meeting.

We adopted the resolutions for fiscal 2023 and 2024 that are required under the current Executive Board compensation system. We first determined performance against the defined targets for the short-term incentive (STI) 2023, and for the 2021 tranche of the SAP long-term incentive (LTI) 2020, and the payout amount for the 2020 tranche. For the Executive Board’s compensation in 2024, we set the performance targets for the STI 2024 and grant amount for the 2024 tranche of the LTI 2024. As part of this process, we ascertained that, in terms of amount, structure, and objective criteria, the Executive Board members’ compensation for 2024 was reasonable and appropriate, and proportionate to the Company’s financial situation, profit, and outlook. An independent opinion we had obtained beforehand from an outside compensation consultant informed our decision. For more information about the STI 2023 and 2024, the LTI 2020, the LTI 2024, and the other compensation elements for Executive Board members, see the Compensation Report.

Further, we discussed and approved the reappointment of Christian Klein and Juergen Mueller as members of the Executive Board and the extension of their service contracts for another three years. To underscore his role in SAP’s ongoing transformation, the Supervisory Board decided to give Christian Klein the office of chairperson of the Executive Board in addition to that of CEO. We also examined the SAP SE financial statements and the consolidated financial statements for 2023. Following the Audit and Compliance Committee’s recommendation, the Supervisory Board approved the audit, the financial statements, and the consolidated financial statements for 2023. We endorsed the Executive Board’s proposal concerning the appropriation of retained earnings for 2023.

Further, we adopted the proposed resolutions for the SAP SE Annual General Meeting of Shareholders on May 15, 2024. One of these proposals was the resolution, to be put to the vote at the Annual General Meeting, on the appointment of BDO AG Wirtschaftsprüfungsgesellschaft (BDO) as auditor for 2024. As a precautionary measure, and following the Audit Committee’s recommendation, this resolution included the proposal that BDO’s audit also cover the 2024 sustainability report. Then the Executive Board advised us about the terms of the settlement agreement that SAP had reached with the U.S. Department of Justice regarding the ongoing compliance matters. The Supervisory Board and Executive Board agreed that the Company must have a zero-tolerance policy on compliance breaches. Lastly, we deliberated on equity investments, and on SAP’s donations in 2023.

Meeting in April

Besides the key topics mentioned above, one of the items we discussed at our meeting on April 11, 2024, was the consulting agreement with Hasso Plattner for the time after his departure from the Supervisory Board. This agreement, which we approved, allows SAP to continue to benefit from Hasso Plattner’s expertise and technological vision. We also deliberated on the list of transactions, in the meaning of the German SE Implementation Act, section 19, for which the Executive Board must first obtain the Supervisory Board’s consent, and adopted the revised version of this list. The Executive Board reported on the main developments and challenges of the first quarter, and gave a detailed account of SAP’s strategy regarding its products for small and midsize businesses. It then presented the new strategy on customer experience (the impressions customers form about a company from every single interaction they have with it) and the investments it was planning to make here.

Extraordinary Meeting in June

At the extraordinary meeting of the Supervisory Board on June 3, 2024, we discussed the plans to acquire WalkMe Ltd., a company listed in the United States and with corporate headquarters in Israel. Before this meeting, the Finance and Investment Committee had scrutinized the planned transaction and resolved to recommend that the Supervisory Board approve it. The Executive Board and the Finance and Investment Committee explained the business rationale for the acquisition, and the

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opportunities and risks it presented. A fairness opinion by one of the leading investment banks provided us with a basis for our assessment of whether the purchase price was fair and reasonable. Following the Finance and Investment Committee’s recommendation, we approved the acquisition, subject to regulatory approval, and the necessary financing arrangements.

Extraordinary Meeting in July

On July 29, 2024, the Supervisory Board held an extraordinary meeting to resolve on the terms of the cancelation agreements with Scott Russell and Julia White under which they would leave the Executive Board on August 31, 2024, by mutual decision. Since the Personnel and Governance Committee had, at its extraordinary meeting, discussed the planned changes on the Executive Board, we consented to the terms of the cancelation agreements the Committee had set out, and approved the revised schedules of responsibilities as presented by the Executive Board, which were to apply from September 1, 2024. We then deliberated on succession planning for the Executive Board and discussed the next steps in the search for candidates. Also part of this discussion was the process for creating a pool of internal candidates to succeed the current members of the Executive Board.

Meeting in August

At the meeting on August 1, 2024, the Executive Board reported on the second quarter. It also presented the current use cases for SAP Business AI, which comprises AI functions that are integrated in SAP business applications. In their report, the members of the Executive Board advised us about the developments in their respective organizations, about cybersecurity, and about the results of the employee survey that had been conducted in the first half of 2024. The Supervisory Board also approved the new Rules of Procedure of the Executive Board and, following a further amendment to it, the Schedule of Responsibilities.

Extraordinary Meetings in August and September

At the extraordinary meetings on August 25 and September 1, 2024, we discussed the findings of the internal investigation, initiated by the Supervisory Board, into the allegations of misconduct of Executive Board member Juergen Mueller, which had then led to his departure, and, in light of this event, approved the Executive Board’s proposal on the temporary reassignment of Juergen Mueller’s responsibilities for Technology & Innovation to other Executive Board members.

Meeting in November

Besides the key topics outlined above, at the Supervisory Board meeting on November 7, 2024, held in Bangalore, India, we held our regular review of the previous quarter’s business performance. Further, we adopted the adjustment – as prepared by the Personnel and Governance Committee at its meeting the previous day – to the targets and achievement levels in the Executive Board’s STI and LTI plans to eliminate the effects of the WalkMe acquisition. We then turned our attention to the resolution, which the Personnel and Governance Committee had also prepared, on replacing the operating margin increase with free cash flow as one of financial key performance indicators, or KPIs, in the STI 2025. The reason for this change is that our investors are now placing much greater importance on free cash flow than on the increase in operating margin, and therefore free cash flow performance should now be relevant to the Executive Board’s compensation.

Extraordinary Meeting in December

On December 8, 2024, we attended an extraordinary meeting with the Executive Board to discuss the preliminary budget for 2025. Also at this meeting, the Supervisory Board resolved that, from the 2025 tranche of the LTI 2024, total revenue will replace software license, support, and service revenue, and cloud revenue, as the revenue KPI. The Supervisory Board has therefore given greater weight to cloud revenue to reflect its relevance to the Company’s cloud transformation. Using this revenue stream, which now accounts for most of SAP’s revenue, as a performance measure also allows the Supervisory Board to simplify the LTI plan.

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Resolutions by Correspondence Vote

Besides the resolutions above, we adopted several resolutions by correspondence, which the relevant committees had deliberated on in advance and recommended to us, as follows:

–	January: Appointment of Muhammad Alam to the Executive Board for a term of three years from April 2024 and approval of the terms of his service contract; approval of the amended Schedule of Responsibilities of Executive Board members

–	February: Approval of various long-term contracts for a subsidiary

–	February: Corporate Governance Statement for 2024, and the profile of skills and expertise for the Supervisory Board

–	March: Reappointment of Juergen Mueller for the three-year period from January 2025 to December 2027, and approval of the terms of his amended service contract; approval of the amendments to the Schedule of Responsibilities for the Executive Board that were to take effect from April 1, 2024.

–	May: Reappointment of Christian Klein for a term of three years from May 2025 to the end of April 2028; approval of the terms of his amended service contract; and the appointment of Christian Klein as chairperson of the Executive Board

–	May: Proposal for the resolution on the appropriation of retained earnings for fiscal year 2023

–	July: Approval of the terms and conclusion of an advanced pricing agreement between SAP SE and certain of its U.S. subsidiaries and the national tax agencies of the United States and Germany. Under an advanced pricing agreement, the tax agencies involved in a particular matter agree on which pricing method, for taxation, the companies concerned must apply.

–	October: The annual resolution attesting to the independence of the shareholder members on the Supervisory Board, and the adoption of the annual Declaration of Compliance

–	December: Resolution on personnel matters relating to the Executive Board

Format of the Meetings in Fiscal 2024

	Total Number of Meetings	Thereof Physical Meetings	Thereof Hybrid Meetings	Thereof Telephone/Video Conferences
Plenum	11	1	5	5
Committees
Personnel and Governance	7	0	7	0
Audit and Compliance	14	0	7[1,2,3]	7[2]
Technology and Strategy	3	0	3[1]	0
Product and Technology	2	0	2[3]	0
Nomination	3	0	2	1
People and Culture	2	0	0	2
Finance and Investment	7	4	1[2]	2[2]
Go-To-Market and Operations	2	0	2	0
Government Security	2	1	1	0

1 Thereof one joint meeting of the Technology and Strategy Committee and the Audit and Compliance Committee

2 Thereof one joint meeting of the Finance and Investment Committee and the Audit and Compliance Committee

3 Thereof one joint meeting of the Product and Technology Committee and the Audit and Compliance Committee

The Work of the Supervisory Board Committees

The committees reported regularly to the full Supervisory Board on their deliberations and on their decisions taken. In 2024, they again made a key contribution to the work of the Supervisory Board, notably by preparing relevant agenda items and resolutions for Supervisory Board meetings and by approving resolution proposals. The following committees were in place during the year under review:

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Personnel and Governance Committee, Audit and Compliance Committee, Finance and Investment Committee, Technology and Strategy Committee (until May 15, 2024), Product and Technology Committee (since May 15, 2024), People and Culture Committee (until May 15, 2024), Nomination Committee, Go-to-Market and Operations Committee (until May 15, 2024), and Government Security Committee (since January 1, 2024).

Each of the aforementioned committees was active in 2024. For more information about the Supervisory Board committees, particularly their respective composition, tasks, and responsibilities, see the Corporate Governance Statement and the Corporate Governance section of SAP’s website.

Besides the matters described above, the committees focused primarily on the following topics in 2024:

–	The Personnel and Governance Committee held five regular and three extraordinary meetings in the reporting year. In particular, the Committee, in fulfillment of the tasks assigned to it, extensively prepared the Supervisory Board’s deliberations and resolutions described above on Executive Board compensation and on the contract termination agreements with former members of the Executive Board, and it approved resolution proposals. In February, the Committee reviewed the amendments to the list of transactions requiring Supervisory Board consent. It also deliberated on changes in the compensation paid to the Supervisory Board chairperson. In April, the new list of transactions requiring consent was finalized and the Committee recommended its adoption to the full Supervisory Board. On July 31, 2024, the Committee discussed the agenda for the 2025 Annual General Meeting of Shareholders, personal security arrangements for the members of the Executive Board, and the new Rules of Procedure for the Executive Board, and defined the next steps in the search process for candidates for the Executive Board. The Committee held its regular review of the quality of the work of the independent compensation consultant that it engaged for advice on compensation matters. On November 6, 2024, it discussed the succession planning for the Executive Board, its future structure, and progress on the search for candidates. The Committee also reviewed the revised version of the profile of skills and expertise for the Supervisory Board. At an extraordinary meeting on November 26, 2024, the Committee considered how the Company should report on the suggestions in the German Corporate Governance Code. Other matters the meeting discussed were changes to the succession planning process and the negotiations on the extension to Thomas Saueressig’s service contract.

–	The Audit and Compliance Committee held 12 meetings in 2024. Of these meetings, two were joint meetings with the Finance and Investment Committee, one a joint meeting with the Technology and Strategy Committee, and one a jointly with the Product and Technology Committee. This schedule included one telephone conference per quarter to vote on the quarterly report, and one session per quarter to address regular and topical agenda items. In addition, in January and February 2024, the members of the Committee aligned on the System and Organization Controls (SOC). A standing item on the agenda for its regular meetings gave the Audit and Compliance Committee the opportunity to hear from and discuss matters with the auditor without the Executive Board being present. The Committee comprehensively prepared the resolutions of the Supervisory Board for all topics assigned to it, as described above. Recurring agenda items included the course of business in the respective quarter, the financial reporting process, the preparation of quarterly reports, and the quarterly reports due for publication. In addition, the Committee chairperson was in regular contact with the auditor. Other recurring agenda items included the monitoring of SAP’s risk management system, internal control system, sustainability reporting, and compliance system. The Committee regularly discussed ongoing compliance matters, the status of SAP’s internal investigations, and its cooperation with authorities on the respective case. The Committee also dealt regularly in its joint meetings with the Technology and Strategy Committee and Product and Technology Committee with the monitoring of SAP’s cybersecurity processes, as put in place by the Executive Board and continually optimized to ensure compliance with all relevant standards. At its February 2024 meeting, the Committee prepared the Supervisory Board’s resolutions on the financial statements of SAP SE and the SAP Group for 2023 for the Annual General Meeting of Shareholders, which were adopted by the Supervisory Board at its financial statement meeting. Other material topics dealt with by the Committee beyond the regular meeting topics in its ordinary meetings and those described in the Sustainability section of this report included quarter-specific matters and the amendments to its rules of procedure with respect to who was responsible for

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sustainability matters. Further, the Committee monitored the progress of selected lawsuits involving SAP and received reports about the material legal risks. It also monitored the quality of the auditor’s work and of the management report. To this end, the Committee obtained and referred to the report from the current auditor on its internal quality assurance standards and to any material findings from internal quality audits, external quality controls, and peer reviews, and from any investigations conducted by the government or regulators into the auditor’s audits. At its meeting in July, the Committee discussed the audit focus for 2024 with the auditor. The auditor attended the Audit and Compliance Committee meetings except for the joint meetings with the Finance and Investment Committee and the Technology and Strategy Committee or Product and Technology Committee, and reported in depth on its audit work and on its quarterly reviews of selected cloud and software agreements.

–	The Finance and Investment Committee held four regular meetings and one extraordinary meeting in 2024. It also held two joint meetings with the Audit and Compliance Committee, one in January and one in February. At several of its meetings, the Committee looked at business performance (and analyzed specific performance indicators), product strategy and product portfolio, the acquisition of enterprises or interests in enterprises, SAP’s competitive environment, capital allocation, and communication with the financial markets. At its joint meeting with the Audit and Compliance Committee on January 23, 2024, the Committees and the Executive Board discussed the anticipated impacts of the planned restructuring program, and the outlook for 2024. At their joint meeting in February 2024, after deliberating on the annual plan for 2024, the Committees voted in favor of recommending it to the Supervisory Board for its approval. At the Finance and Investment Committee meeting that followed, the Executive Board provided some initial details about its plans to acquire WalkMe Ltd., and reported on the integration of companies that SAP had acquired in the past. At its meeting on April 11, 2024, the Committee discussed various capital market matters and SAP’s venture capital investments with the Executive Board. Further, the Committee looked at SAP’s share-based compensation and how awards are granted under the program, and discussed the projects the treasury and tax teams were working on. In June 2024, the Committee resolved, as reported above, to recommend that the Supervisory Board approve the acquisition of WalkMe Ltd. At its meeting on August 1, 2024, the Committee discussed how the Company could integrate acquired entities. Also at this meeting, the Committee reviewed its own processes to ensure it works efficiently. At its meeting in November, one of the matters it dealt with was the performance of the Company and of businesses it has invested in over the past three years. By way of circular correspondence, it also voted on various financing transactions that the Executive Board had proposed under its liquidity management strategy.

–	Prior to its dissolution in May 2024, the Technology and Strategy Committee met three times in 2024, including once for a joint meeting with the Audit and Compliance Committee. The Committee discussed the outlook for key technology trends in the software industry in the years to come and SAP’s corporate and product strategies to address these trends. Its February meeting focused primarily on how business with SAP S/4HANA Cloud Public Edition was performing. The Committee was given a demonstration of SAP’s AI assistant Joule. It was also shown various new applications in the SAP S/4HANA Cloud Public Edition solution. It held a joint meeting with the Audit and Compliance Committee to discuss security and compliance. At this meeting, the Committees were informed about the unique challenges and risks posed by new technologies capable of bypassing installed security measures, and how these technologies, particularly artificial intelligence, and social engineering (that is, the targeted exploitation of users’ trust and willingness to help) are used to gain access to confidential information. The final meeting, in April, was dedicated to SAP Business AI, which comprises applications and services that use AI to automate and optimize business processes and user experience, and to SAP’s strategy on data and analytics. Together with the Executive Board, the Committee primarily discussed SAP’s market share in this domain and the Company’s strategic orientation for the years to come.

–	The Product and Technology Committee met twice in the reporting year. At its first meeting, on July 31, 2024, the Executive Board reported on AI and on go-to-market. Beyond this, the Committee dealt with matters related to SAP S/4HANA Cloud Public Edition, data integration, and data management. All Supervisory Board members were invited to the Committee’s meeting in November, which was held in Bangalore, India, and focused on new technologies such as AI, and on innovation and product development. A joint meeting of the Product and Technology Committee

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and Audit and Compliance Committee was held on December 6, 2024. At this meeting, the Committees received an update on SAP’s security and cloud compliance strategy.

–	The People and Culture Committee likewise met twice in the reporting year. At its February meeting, the new Executive Board member responsible for HR, Gina Vargiu-Breuer, introduced herself to the Committee. She then presented a full analysis of the results of the employee survey that had been conducted in the fall of 2023. The survey findings, notably those relating to employee engagement and the feedback about management, and the actions defined, were discussed in detail. In addition, the Committee looked at progress on the initiative to introduce a standard performance management approach comprising a performance-based compensation and incentive system and the setting of annual goals for employees. When it met in March, the Committee dealt in-depth with people compliance, including the prevention of harassment in the workplace. It also discussed benchmarks for employee compensation and the breakdown of SAP employees’ salaries. Beyond this, following a detailed presentation of employee demographics at SAP and how this data is expected to change over time, the Committee deliberated on the skills and competencies the Company’s employees would need to have in the future.

–	The Government Security Committee has been active since January 2024. It was set up to address the increase in regulation in the context of national security and geopolitical developments, which are becoming more and more relevant to SAP as a provider of software to the public sector and as an operator of critical infrastructure. The Committee convened twice in the reporting year. At its February meeting, the Committee’s members received the annual report, required by law, on business and compliance activities as they relate to national security. They also reviewed the activities of SAP National Security Services, Inc., an independent SAP subsidiary that ensures the secure deployment of SAP software solutions and cloud applications for government agencies and regulated customers in the United States. The meeting then examined the business of Delos Cloud GmbH, an SAP subsidiary, and its plans to provide a sovereign cloud platform, on Microsoft Azure technology, to Germany’s public administration. The Committee returned to these matters for an in-depth discussion at its October meeting.

–	The Nomination Committee met three times in the reporting year. Prompted by Punit Renjen’s imminent resignation from the Supervisory Board, the Committee met on February 9, 2024, to discuss alternative candidates for the position of Supervisory Board chairperson. It chose Pekka Ala-Pietilä as its preferred candidate for this role and proposed him as such to the Supervisory Board at the latter’s extraordinary meeting on February 11, 2024. The Committee also met at the end of July 2024, to begin the search for a successor to Pekka Ala-Pietilä, whom the Annual General Meeting had elected for a two-year term in May 2024. The Committee first reviewed the requirements profile for the candidates that was shown to it at the meeting. The members then discussed the candidate search process and concluded that they would use the services of an external personnel consultant. The personnel consultant was engaged after the meeting, and updated the Supervisory Board chairperson regularly thereafter on the recruitment progress. At a further meeting, on December 19, 2024, the members of the Committee discussed the candidates proposed by the consultant as potential successors to the current Supervisory Board chairperson and whom they had interviewed over the past months.

–	The Go-To-Market and Operations Committee convened twice in the reporting year. At the Committee’s meeting in February, the Executive Board presented the go-to-market strategy for 2024, and the operating model for the Customer Success Board area and for the new Customer Services & Delivery Board area. It also explained how the business model would drive SAP’s success in terms of innovation, growth, and adoption. The Committee received a presentation on the revenue growth plan for 2024, which included the actions the Company would take to boost revenue, and examined specific regions and solution areas in detail. The main focus of the Committee’s April meeting was the go-to-market strategy for SAP’s business AI offerings. SAP’s revised approach for software packages and pricing was also presented and discussed, especially in relation to the strategic core initiatives. In addition, the Committee was given a progress report on the implementation and the next steps planned for the operating model in the Customer Services & Delivery area, which had been shown to the Committee at its February meeting. Lastly, the Executive Board shared its outlook for the SAP Sapphire customer conference in 2024.

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The work of the committees and their regular reports in the plenary sessions ensured that we were kept fully informed of all matters covered by the committees and were able to discuss them thoroughly.

Conflicts of Interest

Members of the Supervisory Board and of the Executive Board had no conflicts of interest that recommendations E.1 and E.2 of the German Corporate Governance Code require to be disclosed to the Supervisory Board. Rather, where there might have been a conflict of interest, it was avoided by the Supervisory Board member concerned not taking part in the relevant discussions and not voting on the matter in question. Insofar as Supervisory Board members, during their tenure, hold executive positions at other companies or have a material shareholding in companies that have current business dealings with SAP, we do not consider their independence to be impaired. The extent of any such business dealings is small and, moreover, transactions are at arm’s length.

Training and Professional Development

The members of the Supervisory Board were once again offered various training and professional development opportunities throughout the year, with appropriate support from the Company. Where it made sense, individual presentations and training offerings were recorded and placed on a specially configured training platform to enable the remaining Supervisory Board members to take part in them as well. On-boarding training sessions and leaflets were provided to new Supervisory Board members to familiarize themselves with the relevant corporate governance fundamentals and stock market and capital market regulations. In addition, courses were held on cloud security compliance, accounting, financial reporting, and executive compensation. New members also had the opportunity to meet individually with members of the Executive Board to discuss the matters relevant to their particular schedule of responsibilities. In October 2024, SAP also offered a professional development module on sustainability at SAP covering, inter alia, the regulatory requirements for sustainability reporting and the expectations of investors and customers regarding SAP’s sustainability strategy.

SAP SE and Consolidated Financial Reports for 2024

BDO audited the SAP SE and consolidated financial reports for 2024. The Annual General Meeting of Shareholders on May 15, 2024, appointed BDO as the SAP SE and SAP Group auditor for fiscal year 2024. The Supervisory Board had proposed the appointment of BDO on the recommendation of the Audit and Compliance Committee. To prepare for the eventuality that German law requires shareholders to elect an auditor to audit the sustainability report once the European Corporate Sustainability Reporting Directive (CSRD) has been transposed into national law, the Annual General Meeting of Shareholders was also asked to elect this auditor. Prior to the proposed resolution being put to the Annual General Meeting of Shareholders, BDO had confirmed to the chairperson of the Supervisory Board and the Audit and Compliance Committee that there were no circumstances that might prejudice or raise any doubt concerning its independence as the Company’s auditor. In this connection, BDO informed us of the extent of non-audit services that it had either provided to the Group in the past year or was engaged to provide in the year to come. The Supervisory Board has agreed with BDO that the auditor should report to the Supervisory Board and record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and the Supervisory Board concerning implementation of the German Corporate Governance Code. BDO examined the SAP SE financial statements prepared in accordance with the German Commercial Code, the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) as required by the German Commercial Code, section 315e, and the combined SAP Group and SAP SE management report prepared in accordance with the German Commercial Code, and certified them without qualification. The auditor thus confirmed that, in its opinion and based on its audit in accordance with the applicable accounting principles, the SAP SE and consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of SAP SE and the SAP Group. The auditor also confirmed that the combined SAP SE and SAP Group management report is consistent with the corresponding financial statements and as a whole gives a suitable view of the position of SAP SE and the SAP Group and of foreseeable opportunities and risks. In accordance with section 317 (3a) of the German Commercial Code, the

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auditor also examined and confirmed that the renderings of the financial statements, the management report, the consolidated financial statements, and the combined management report contained in the files submitted on an electronic data carrier, which can be accessed by the issuer on the secure client portal, and prepared for the purposes of disclosure comply in all material respects with the requirements of section 328 (1) of the German Commercial Code regarding the electronic reporting format (“ESEF format”). BDO had completed its audit of SAP’s internal control over financial reporting and certified without qualification that it complies with the applicable U.S. standards. The auditor stated in its opinion that it considers SAP’s internal controls with respect to the consolidated financial statements to be effective in all material respects. Additionally, it provided assurance on the group sustainability statement (which includes SAP’s sustainability reporting under CSRD) in the combined management report, and on the compensation report, which it audited separately. All Audit and Compliance Committee members and Supervisory Board members received – initially in the form of drafts that were identical to the final documents – the documents concerning the financial statements mentioned above, the audit reports prepared by BDO, and the Executive Board’s proposal concerning the appropriation of retained earnings in good time. On February 19, 2025, the Executive Board prepared the financial accounts of SAP SE and the SAP Group for 2024, comprising the SAP SE financial statements, the consolidated financial statements, and the combined management report (including the Group sustainability statement), and submitted them without delay to the Supervisory Board.

The Executive Board explained the financial statements of SAP SE and the SAP Group and its proposal concerning the appropriation of retained earnings at the meeting of the Audit and Compliance Committee on February 18, 2025 (based on the drafts identical to the final documents) and at the financial statement meeting of the Supervisory Board on February 19, 2025. Members of the Executive Board answered questions from the Committee and the Supervisory Board. At the Audit and Compliance Committee meeting, they also explained the compensation report and the Annual Report on Form 20-F prepared in accordance with the applicable U.S. standards.

After the Executive Board had explained them, the Audit and Compliance Committee and the Supervisory Board reviewed the financial statement documents (based on drafts identical to the final documents), taking BDO’s audit reports (or the drafts identical to the final documents) into account. The Audit and Compliance Committee then passed the compensation report on to the Supervisory Board for release. The representative of the auditor who attended presented full reports on the audit and the results of the audit to the Audit and Compliance Committee and Supervisory Board meetings and explained its audit reports (or final drafts thereof). The auditor also reported that it had not identified any material weaknesses in SAP’s internal control and risk-management systems for financial reporting. Both the Audit and Compliance Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. The Audit and Compliance Committee reported to the Supervisory Board on its own review of the financial statements of SAP SE and the SAP Group, its discussions with the Executive Board and with the auditor, and its supervision of the financial reporting process. It confirmed that, as part of its supervisory work, it had addressed the SAP Group’s internal control, risk management, and internal auditing systems, and found the systems to be effective.

The Committee also reported that BDO had told it that no circumstances had arisen that might give cause for concern about BDO’s impartiality, and informed us about the services BDO had provided that were not part of the audit. The Committee reported that it had examined the auditor's independence, taking the non-audit services it had rendered into consideration, and stated that, in the Committee’s opinion, the auditor possessed the required degree of independence and professional qualification.

The Audit and Compliance Committee and the Supervisory Board satisfied themselves that BDO had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements. Based on the report and the Audit and Compliance Committee’s recommendation, the Supervisory Board approved the results of the audit and, since there were no findings from our own examination, we gave our consent to the SAP SE financial statements, the consolidated financial statements, the combined Group management report, and adopted the compensation report pursuant to the German Stock Corporation Act, section 162. The financial statements and combined management report were thus formally adopted upon approval by the

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Supervisory Board. The Supervisory Board’s opinion of the Company and the Group coincided with that of the Executive Board as set out in the combined management report. The Supervisory Board considered the proposal presented by the Executive Board concerning the appropriation of retained earnings. We had regard to the requirements of dividends policy, the effects on the liquidity of SAP SE and the SAP Group, and the interests of the shareholders. We also discussed these matters with the auditor. We then endorsed the Executive Board’s proposal concerning the appropriation of retained earnings, in accordance with the Audit and Compliance Committee's recommendation. The corporate governance statement pursuant to the German Commercial Code, sections 315d and 289f was approved for publication by the Supervisory Board by way of correspondence vote prior to the meeting to discuss the financial statements. Finally, we approved this present Report.

Changes on the Executive Board and Supervisory Board in 2024

Gina Vargiu-Breuer joined the Executive Board on February 1, 2024, as SAP’s new Chief People Officer and Labor Relations Director. In addition, Muhammad Alam joined the Executive Board on April 1, 2024, and leads the SAP Product Engineering Board area. The Executive Board members Scott Russell and Julia White both left the Company on August 31, 2024. The Supervisory Board thanks Scott Russell and Julia White for their outstanding work and their remarkable contribution to the transformation of SAP. SAP’s Chief Technology Officer Juergen Mueller left the Company on September 30, 2024. The Supervisory Board also thanks Juergen Mueller for his significant achievements.

In 2024, the Supervisory Board also bade farewell to its long-serving chairperson, Hasso Plattner – the last founding shareholder still active at the Company – who stepped down at the end of the Annual General Meeting of Shareholders on May 15, 2024. The Supervisory Board cannot overstate the immense part he played in writing SAP’s unique success story. Together with Dietmar Hopp and the other cofounders, Hasso Plattner created the market for real-time business software, successfully steered SAP through more than five decades of IT history, and drove the global expansion of SAP, developing it from a one-product company to the world’s number one provider of enterprise applications. Over the years, Hasso Plattner worked tirelessly to open up new horizons for the Company and its employees, identified trends, and, with his pioneering spirit, revolutionized the processing of transactional data and analytics with in-memory computing. We congratulate and thank Hasso Plattner for his outstanding service and for his lifetime of achievement.

At the end of the Annual General Meeting of Shareholders on May 15, 2024, Punit Renjen stood down from the Supervisory Board. That same meeting elected Pekka Ala-Pietilä for a term of two years, and Ralf Herbrich, for a term of four years, as new members of the Supervisory Board. In addition, it elected to extend the Supervisory Board mandates of the shareholder representatives Aicha Evans and Friederike Rotsch for a further four years and Gerhard Oswald for a further two years.

The employee representatives Manuela Asche-Holstein, Monika Kovachka-Dimitrova, Peter Lengler, Christine Regitz, Heike Steck, Helmut Stengele, and James Wright left the Supervisory Board at the end of the May 15, 2024, Annual General Meeting. Jakub Černý, Pascal Demat, Andreas Hahn, César Martin, Nicolas Sabatier, Eberhard Schick, and Nina Straßner were elected as their successors and took up their mandates that same day.

We thank all the departing members of the Supervisory Board for their service.

The Supervisory Board also thanks the members of the Executive Board and all SAP employees for their hard work and unwavering dedication to SAP.

For the Supervisory Board

Dr. h.c. mult. Pekka Ala-Pietilä

(Chairperson)

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the Consolidated Financial Statements give a true and fair view of the assets, finances, and operating results of the SAP Group, and the Combined Management Report of the Group and SAP SE includes a fair review of the development and performance of the business and the position of the Group and SAP SE, together with a description of the principal opportunities and risks associated with the expected development of the Group and SAP SE.

Walldorf, February 19, 2025

SAP SE

Walldorf, Germany

Executive Board of SAP SE

Christian Klein	Muhammad Alam	Dominik Asam

Thomas Saueressig	Sebastian Steinhäuser	Gina Vargiu-Breuer

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Independent Auditor’s Report

To SAP SE, Walldorf

REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OF THE COMBINED GROUP MANAGEMENT REPORT

AUDIT OPINIONS

We have audited the consolidated financial statements of SAP SE, Walldorf, and its subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2024, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the financial year from January 1, 2024 to December 31, 2024, and notes to the consolidated financial statements, including material accounting policy information.

In addition, we have audited the combined management report (report on the position of the company and of the group) of SAP SE for the financial year January 1, 2024 to December 31, 2024. In accordance with the German legal requirements, we have not audited the content of those parts of the combined management report listed in section “OTHER INFORMATION”.

In our opinion, on the basis of the knowledge obtained in the audit,

–	the accompanying consolidated financial statements comply, in all material respects, with the IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) (hereafter “IFRS Accounting Standards”) as well as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315e (1) HGB [Handelsgesetzbuch: German Commercial Code] and, in compliance with these requirements, give a true and fair view of the assets, liabilities and financial position of the group as at December 31, 2024 and of its financial performance for the financial year from January 1, 2024 to December 31, 2024 and

–	the accompanying combined management report as a whole provides an appropriate view of the group’s position. In all material respects, this combined management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our opinion on the combined management report does not cover the content of those parts of the combined management report listed in section “OTHER INFORMATION”.

Pursuant to § 322 (3) sentence 1 HGB (German Commercial Code), we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the combined management report.

BASIS FOR THE AUDIT OPINIONS

We conducted our audit of the consolidated financial statements and of the combined management report in accordance with § 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). We conducted our audit of the consolidated financial statements in supplementary compliance with the International Standards on Auditing (ISAs). Our responsibilities under those requirements, principles and standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements and of the COMBINED MANAGEMENT REPORT” section of our auditor’s report. We are independent of the group entities in accordance with the requirements of European law and German commercial and

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professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements.

In addition, in accordance with Article 10 (2) letter (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the consolidated financial statements and on the combined management report.

KEY AUDIT MATTERS IN THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year from January 1, 2024 to December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

We have identified the following matters as key audit matters to be disclosed in our auditor’s report:

1.   Cloud revenue recognition

2.   Assessment of the Group’s uncertain tax treatments

3.   Measurement of unlisted equity securities

CLOUD REVENUE RECOGNITION

Matter

The Group generated revenue in 2024 of EUR 34,176 million, of which EUR 17,141 million relate to cloud revenues from fees earned from providing customers a cloud offering with software as a service, platform as a service, infrastructure as a service and/or premium cloud support through subscriptions for use of the Group’s cloud solutions. For most of the Group’s cloud offerings, measured both in volume and number, the customer is entitled to continuously access and use one or more cloud solutions for a specified term, therefore cloud revenue is recognized based on time elapsed and thus ratably over the term of access. However, some cloud business models are provisioned on a consumption basis where a customer commits to a fixed value of spend on cloud services throughout the contract term, but with the discretion to call off cloud services on an as needed basis. For those arrangements cloud revenue is recognized based on consumption as it best reflects the measure towards satisfaction of the performance obligation(s).

The evaluation of cloud revenue contracts bears an inherent risk of errors due to the complex nature of certain contracts. SAP defined detailed accounting policy guidelines in line with the applicable accounting standards and has established uniform processes throughout the group to manage the accounting for its cloud contracts. Applying them often requires significant management judgement, in particular with respect to whether certain agreements with the same customer are economically linked and need to be combined, whether the various services that are owed by the Group according to the contract qualify as separate performance obligations, the allocation of the transaction price of a customer contract to the performance obligations in the contract based on standalone-selling prices and the point in time at which the provision of services by the Group for the specific performance obligation commences.

Cloud revenue recognition is a key audit matter due to the significance of the cloud revenue and the high degree of complex judgement required.

The respective cloud revenue disclosures of the Group are contained in section “A.1 Revenue” of the notes to the consolidated financial statements.

Auditor’s Response and Observations

We evaluated the design and we tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the identification of certain economically linked agreements and separate performance obligations, the allocation of the transaction price to the

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performance obligations in certain contracts, and the point in time at which the provisioning of service commenced. We tested a sample of underlying contractual agreements and other related documents to evaluate the Group’s assessment of whether certain agreements were economically linked, the identified performance obligations, the allocation of the transaction price and the point in time at which the provision of service for the performance obligations identified commenced. We tested key contractual terms and conditions from the respective contracts to evaluate the identified performance obligations and the point in time at which the provision of service for the identified performance obligations commenced.

Based on the audit procedures we performed, we have found management’s judgements used for revenue recognition of cloud contracts, particularly in the area of assessing whether certain contracts are economically linked and need to be combined, identifying separate performance obligations, allocating the transaction price to the performance obligation, and assessing the point in time at which the provision of services commenced, acceptable.

ASSESSMENT OF THE GROUP’S UNCERTAIN TAX TREATMENTS

Matter

The Group disclosed contingent liabilities relating to tax uncertainties of EUR 1,250 million. The Group operates in multiple tax jurisdictions which continually revise, change, and implement tax laws with complexities and uncertainties due to different interpretations of these tax laws, especially relating to transfer pricing and intercompany transactions for the use of intellectual property. The identification, recognition, measurement and disclosure of certain income tax risks specifically from transfer pricing and intercompany transactions for the use of intellectual property requires significant management judgement in determining key assumptions to be applied to the interpretation of tax laws, related regulations, case laws and mutual agreement procedures across multiple jurisdictions. Significant management judgement is also required to determine whether a transfer pricing tax position is more-likely-than-not to be sustained and to assess whether intercompany transactions are based on the arm’s length principle. These management judgements demand a high degree of expertise, for which the Group regularly engages external experts to provide tax opinions to support their own risk assessment.

The respective disclosures regarding uncertain tax positions of the Group are contained in section “C.5 Income Taxes” of the notes to the consolidated financial statements.

Auditor’s Response and Observations

We involved internal experts with specialized skills and knowledge in taxation to evaluate the appropriateness of management’s methods and key assumptions used to estimate certain uncertain tax positions. We verified our understanding of the relevant facts by evaluating certain of the Group’s transfer pricing documentation and we assessed whether the Group’s processes and guidelines in connection with certain intercompany transactions support an arm’s length position. For certain group business activities, we evaluated the reasonableness and consistency of management’s judgments (including application of tax regulations and interpretations), key assumptions and processes. We assessed the overall reasonableness of conclusions reached regarding the identification, recognition, measurement and disclosure of certain uncertain tax positions from transfer pricing and intercompany transactions for the use of intellectual property.

Based on the audit procedures we performed, we have found management’s judgements related to the estimation of uncertain tax positions, specifically from transfer pricing and intercompany transactions for the use of intellectual property, acceptable.

MEASUREMENT OF UNLISTED EQUITY SECURITIES

Matter

The Group holds unlisted equity securities held at fair value of EUR 6,266 million as of December 31, 2024, primarily relating to Sapphire Ventures investments. These investments in unlisted equity securities are classified as financial instruments at fair value through profit and loss requiring a recurring fair value measurement using significant unobservable inputs. The measurement of the fair value of certain investments is complex and, with regard to the assumptions made, highly dependent on management's estimates and judgments. This applies particularly to the

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significant measurement uncertainty associated with the fair value of such investments relating to significant unobservable inputs used, such as the selection of appropriate comparable company data, in deriving revenue multiples as well as forecasted performance of the investees.

The respective disclosures regarding the fair value measurement of unlisted equity securities of the Group are contained in sections “D.6 Equity Investments” and “F.2 Fair Value Disclosures on Financial Instruments” of the notes to the consolidated financial statements.

Auditor’s Response and Observations

We involved internal experts with specialized skills and knowledge in valuation to assist in assessing and evaluating the appropriateness of the valuation technique used for a selection of certain investments in unlisted equity securities relating to Sapphire Ventures investments. We tested the appropriateness of the valuation technique selected by comparing it to our expectation based on industry experience and knowledge of the investment. We assessed the source, reliability and relevance of evidence used in determining significant unobservable inputs and we evaluated the significant unobservable inputs considered in the recurring measurement of fair value by comparing them to historical and market information. In addition, we developed an independent range of acceptable fair value estimates utilizing available market information from third party sources to assess whether managements estimates are reasonable.

Based on the audit procedures we performed, we have found management’s judgements related to the fair value measurement of unlisted equity securities acceptable.

OTHER INFORMATION

The executive board and the supervisory board are responsible for the other information. The other information comprises:

–	the combined non-financial statement provided in section “Group Sustainability Statement” of the combined management report,

–	the separately published corporate governance statement, to which reference is made in section “Corporate Governance Fundamentals” of the combined management report,

–	the disclosures extraneous to the combined management report and marked as unaudited,

–	the annual report on Form 20-F and the other parts of the annual report, except for the audited financial statements and combined management report as well as our auditor’s report and

–	the other parts of the annual report, except for the audited consolidated financial statements and combined management report as well as our auditor’s report.

Our audit opinions on the consolidated financial statements and on the combined management report do not cover the other information, and consequently we do not express an opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and thereby acknowledge whether the other information

–	is materially inconsistent with the consolidated financial statements, with the combined management report, or our knowledge obtained in the audit or

–	otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

In addition, we were engaged to perform an independent assurance engagement on selected qualitative and quantitative sustainability disclosures, which is also other information of the integrated report 2024. In regard to the nature, extent and conclusions of this independent assurance engagement for specific other information we refer to our independent assurance report dated February 19, 2025.

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RESPONSIBILITIES OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND THE COMBINED GROUP MANAGEMENT REPORT

The executive board is responsible for the preparation of the consolidated financial statements that comply, in all material respects, with the IFRS Accounting Standards as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) HGB as well as the IFRS Accounting Standards as issued by the International Accounting Standards Board and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position and financial performance of the group. In addition, the executive board is responsible for such internal control as the executive board has determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud (i. e. fraudulent financial reporting and misappropriation of assets) or error.

In preparing the consolidated financial statements, the executive board is responsible for assessing the group’s ability to continue as a going concern. The executive board also has the responsibility for disclosing, as applicable, matters related to going concern. In addition, the executive board is responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the group or to cease operations, or there is no realistic alternative but to do so.

Furthermore, the executive board is responsible for the preparation of the combined management report that, as a whole, provides an appropriate view of the group’s position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive board is responsible for such arrangements and measures (systems) as the executive board has considered necessary to enable the preparation of a combined management report that is in accordance with the applicable German legal requirements, the German Accounting Standard number 20 (GAS 20) and the IFRS Practice Statement Management Commentary and to be able to provide sufficient appropriate evidence for the assertions in the combined management report.

The supervisory board is responsible for overseeing the group’s financial reporting process for the preparation of the consolidated financial statements and of the combined management report..

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OF THE COMBINED GROUP MANAGEMENT REPORT

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the combined management report as a whole provides an appropriate view of the group’s position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our opinions on the consolidated financial statements and on the combined management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) and supplementary compliance with the ISAs and standards of the PCAOB will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this combined management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also

–	identify and assess the risks of material misstatement of the consolidated financial statements and of the combined management report, whether due to fraud or error, design and perform audit

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procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

–	obtain an understanding of internal controls relevant to the audit of the consolidated financial statements and of arrangements and measures relevant to the audit of the combined management report in order to design audit procedures that are appropriate in the circumstances.

–	evaluate the appropriateness of accounting policies used by the executive board and the reasonableness of estimates made by the executive board and related disclosures.

–	conclude on the appropriateness of the executive boards’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the consolidated financial statements and in the combined management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the group to cease to be able to continue as a going concern.

–	evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the group in compliance with IFRS Accounting Standards as adopted by the EU as well as with the IFRS Accounting Standards, as issued by the International Accounting Standards Board and the additional requirements of German commercial law pursuant to § 315e (1) HGB.

–	plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming the audit opinions on the consolidated financial statements and on the combined management report. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinions.

–	evaluate the consistency of the combined management report with the consolidated financial statements, its conformity with German law, and the view of the group’s position it provides.

–	perform audit procedures on the prospective information presented by the executive board in the combined management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive board as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, the actions taken or safeguards applied to eliminate independence threats.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

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OTHER LEGAL AND REGULATORY REQUIREMENTS

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IN THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO PCAOB

Opinion on Internal Control over Financial Reporting in the Consolidated Financial Statements

We have audited SAP SE’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, SAP SE maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

Executive Board’s and Supervisory Board’s Responsibility for the Internal Control over Financial Reporting in the Consolidated Financial Statements

The executive board is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The supervisory board is responsible for overseeing SAP SE’s internal control over financial reporting in the consolidated financial statements.

Auditor’s Responsibility for the Internal Control over Financial Reporting in the Consolidated Financial Statements

Our responsibility is to express an opinion on SAP SE’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to SAP SE in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion.

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REPORT ON THE ASSURANCE ON THE ELECTRONIC RENDERING OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE COMBINED GROUP MANAGEMENT REPORT, PREPARED FOR PUBLICATION PURPOSES IN ACCORDANCE WITH § 317 (3A) HGB

Assurance Opinion

We have performed assurance work in accordance with § 317 (3a) HGB to obtain reasonable assurance as to whether the rendering of the consolidated financial statements and the combined management report (hereinafter the “ESEF documents”) contained in the electronic file “sap-2024-12-31-DE.zip” and prepared for publication purposes complies in all material respects with the requirements of § 328 (1) HGB for the electronic reporting format (“ESEF format”). In accordance with German legal requirements, this assurance work extends only to the conversion of the information contained in the consolidated financial statements and the combined management report into the ESEF format and therefore relates neither to the information contained within these renderings nor to any other information contained in the file identified above.

In our opinion, the rendering of the consolidated financial statements and the combined management report contained in the electronic file identified above and prepared for publication purposes complies in all material respects with the requirements of § 328 (1) HGB for the electronic reporting format. Beyond this assurance opinion and our audit opinion on the accompanying consolidated financial statements and the accompanying combined management report for the financial year from January 1, 2024 to December 31, 2024, contained in the “Report on the audit of the consolidated financial statements and of the combined management report” above, we do not express any assurance opinion on the information contained within these renderings or on the other information contained in the file identified above.

Basis for the Assurance Opinion

We conducted our assurance work on the rendering of the consolidated financial statements and the combined management report contained in the file identified above in accordance with § 317 (3a) HGB and the IDW Assurance Standard: Assurance Work on the Electronic Rendering of Financial Statements and Management Reports, Prepared for Publication Purposes in Accordance with § 317 (3a) HGB (IDW AsS 410 (06.2022). Our responsibility in accordance therewith is further described in the “Auditor’s Responsibilities for the Assurance Work on the ESEF Documents” section. Our audit firm has applied the requirements of the IDW Quality Management Standards, which implement the IAASB’s International Standards on Quality Management.

Responsibilities of the Executive Board and the Supervisory Board for the ESEF Documents

The executive board of the company is responsible for the preparation of the ESEF documents with the electronic renderings of the consolidated financial statements and the combined management report in accordance with § 328 (1) sentence 4 No. 1 HGB and for the tagging of the consolidated financial statements in accordance with § 328 (1) sentence 4 No. 2 HGB.

In addition, the executive board of the company is responsible for such internal controls that they have considered necessary to enable the preparation of ESEF documents that are free from material intentional or unintentional non-compliance with the requirements of § 328 (1) HGB for the electronic reporting format.

The supervisory board is responsible for overseeing the process for preparing the ESEF documents as part of the financial reporting process.

Auditor’s Responsibilities for the Assurance Work on the ESEF documents

Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material intentional or unintentional non-compliance with the requirements of § 328 (1) HGB. We exercise professional judgment and maintain professional skepticism throughout the assurance work. We also

–	identify and assess the risks of material intentional or unintentional non-compliance with the requirements of § 328 (1) HGB, design and perform assurance procedures responsive to those risks,

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and obtain assurance evidence that is sufficient and appropriate to provide a basis for our assurance opinion.

–	obtain an understanding of internal control relevant to the assurance on the ESEF documents in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance opinion on the effectiveness of these controls.

–	evaluate the technical validity of the ESEF documents, i.e. whether the file containing the ESEF documents meets the requirements of the Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, on the technical specification for this electronic file.

–	evaluate whether the ESEF documents provide an XHTML rendering with content equivalent to the audited consolidated financial statements and to the audited combined management report.

–	evaluate whether the tagging of the ESEF documents with Inline XBRL technology (iXBRL) in accordance with the requirements of Articles 4 and 6 of the Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, enables an appropriate and complete machine-readable XBRL copy of the XHTML rendering.

FURTHER INFORMATION PURSUANT TO ARTICLE 10 OF THE EU AUDIT REGULATION

We were elected as auditor by the annual general meeting on May 15, 2024. We were engaged by the chairperson of the Audit and Compliance Committee on May 17, 2024. We have been the auditor of the consolidated financial statements of SAP SE without interruption since the financial year 2023.

We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

In addition to the financial statement audit of SAP SE, we have performed various financial statement audits at subsidiaries and have provided to group entities the following services that are not disclosed in the consolidated financial statements or in the combined management report for the audited entity or its controlled entities:

–	assurance engagement on selected qualitative and quantitative sustainability disclosures of the Integrated Report 2024,

–	limited assurance engagement on the combined non-financial statement according to §§ 315 b and c HGB in conjunction with §§ 289b to 289e HGB,

–	service organization attestation procedures,

–	audit of EMIR requirements according to section 32 para. 1 German Securities Trading Act (WpHG) in conjunction with section 3 Counterparty Audit Certificate Ordinance (GPrüfbV),

–	audit of the compensation report including related disclosures of SAP SE pursuant to the requirements of section 162 of the German Stock Corporation Act [AktG].

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OTHER MATTER — USE OF THE AUDITOR’S REPORT

Our auditor’s report must always be read together with the audited consolidated financial statements and the audited combined management report as well as the assured ESEF documents. The consolidated financial statements and the combined management report converted to the ESEF format — including the versions to be published in the German Company Register — are merely electronic renderings of the audited consolidated financial statements and the audited combined management report and do not take their place. In particular, the ESEF report and our assurance opinion contained therein are to be used solely together with the assured ESEF documents provided in electronic form.

German Public Auditor Responsible for the Engagement

The German Public Auditor responsible for the engagement is Dr. Jens Freiberg.

Frankfurt am Main, February 19, 2025

BDO AG

Wirtschaftsprüfungsgesellschaft

Signed by Dr. Freiberg	Signed by Klinke
Wirtschaftsprüfer	Wirtschaftsprüfer
German Public Auditor	German Public Auditor

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Assurance Report of the Independent German Public Auditor on an Assurance Engagement to Obtain Limited and Reasonable Assurance in Relation to the Group Sustainability Statement

Assurance Conclusion and Opinion

We have conducted a limited assurance engagement on the Group Sustainability Statement, taking into account, as set forth in the subsequent paragraph, the reasonable assurance engagement on the disclosures presented in section Basis for Preparation / Independent Assurance of the Group Sustainability Statement included in the combined management report, of SAP SE, Walldorf, (hereinafter referred to as “SAP” or the “Group”) for the financial year from January 1 to December 31, 2024. The Group Sustainability Statement was prepared to fulfil the requirements of Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 (Corporate Sustainability Reporting Directive, CSRD) and Article 8 of Regulation (EU) 2020/852 as well as Articles 315b and 315c in conjunction with Articles 289b to 289e of the HGB [Handelsgesetzbuch: German Commercial Code] for a combined non-financial statement. Based on the particular engagement, we have conducted a reasonable assurance engagement on the following disclosures presented in section Basis for Preparation / Independent Assurance of the Group Sustainability Statement (hereinafter referred to as “selected Own Workforce and Climate Change disclosures”):

Own Workforce

–	Business Health Culture Index

–	Employee Turnover

–	Leadership Trust Net Promoter Score

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Climate Change

–	Greenhouse Gas Emissions Scope 1

–	Greenhouse Gas Emissions Scope 2 (market-based)

–	Greenhouse Gas Emissions Scope 2 (location-based)

–	Greenhouse Gas Emissions Scope 3 Upstream

–	Greenhouse Gas Emissions Scope 3 Downstream

–	Carbon Credits

–	Renewable energy (including certificates)

–	Total Energy Consumption

–	Gross Greenhouse Gas Emissions (location-based)

A reasonable assurance engagement on these disclosures fulfils the requirements for a limited assurance engagement and, in accordance with Recital 60 to the CSRD, thereby complies with the requirements of the CSRD relating to assurance of the Group Sustainability Statement.

Based on the procedures performed and the evidence obtained as part of our limited assurance engagement, nothing has come to our attention that causes us to believe that the accompanying Group Sustainability Statement, taking into account the selected Own Workforce and Climate Change disclosures in the Group Sustainability Statement subject to a reasonable assurance engagement, is not prepared, in all material respects, in accordance with the requirements of the CSRD and Article 8 of Regulation (EU) 2020/852, Articles 315b and 315c in conjunction with Articles 289b to 289e HGB for a combined non-financial statement and the supplementary criteria presented by the executive directors of the Group. This assurance conclusion includes that nothing has come to our attention that causes us to believe that:

–	the accompanying Group Sustainability Statement does not comply, in all material respects, with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the entity to identify information to be included in the Group Sustainability Statement (the materiality assessment) is not, in all material respects, in accordance with the description set out in section Double Materiality Assessment of the Group Sustainability Statement, or

–	the disclosures in the Group Sustainability Statement in section Sustainable Finance: EU Taxonomy Information do not comply, in all material respects, with Article 8 of Regulation (EU) 2020/852.

In our opinion, on the basis of our reasonable assurance engagement, the selected Own Work- force and Climate Change disclosures in the Group Sustainability Statement were prepared, in all material respects, in accordance with the requirements applicable to these disclosures and the supplementary criteria presented by the executive directors of the Group.

Basis for the Assurance Conclusion and Opinion

We conducted our assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised): Assurance Engagements Other than Audits or Reviews of Historical Financial Information issued by the International Auditing and Assurance Standards Board (IAASB).

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Our responsibilities under ISAE 3000 (Revised) are further described in the section "German Public Auditor's Responsibilities for the Assurance Engagement on the Group Sustainability Statement".

We are independent of the entity in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. Our audit firm has applied the requirements for a system of

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quality control as set forth in the IDW Quality Management Standard issued by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW): Requirements for Quality Management in the Audit Firm (IDW QMS 1 (09.2022)) and in the International Standard on Quality Management (ISQM) 1 issued by the IAASB.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our assurance conclusion and opinion.

Responsibilities of the Executive Directors and the Supervisory Board for the Group Sustainability Statement

The executive directors of the Group are responsible for the preparation of the Group Sustainability Statement in accordance with the requirements of the CSRD and the applicable German legal and other European requirements as well as with the supplementary criteria presented by the executive directors of the Group and for designing, implementing and maintaining such internal control that they have considered necessary to enable the preparation of the Group Sustainability Statement in accordance with these requirements that is free from material misstatement, whether due to fraud (i.e., fraudulent sustainability reporting in the Group Sustainability Statement) or error.

This responsibility of the executive directors includes establishing and maintaining the materiality assessment process, selecting and applying appropriate reporting policies for preparing the Group Sustainability Statement, as well as making assumptions and estimates and ascertaining forward-looking information for individual sustainability-related disclosures.

The Supervisory Board is responsible for overseeing the process for the preparation of the Group Sustainability Statement.

Inherent Limitations in Preparing the Group Sustainability Statement

The CSRD and the applicable German legal and other European requirements contain wording and terms that are subject to considerable interpretation uncertainties and for which no authoritative, comprehensive interpretations have yet been published. Therefore, the executive directors have disclosed their interpretations of such wording and terms in the Group Sustainability Statement. The executive directors are responsible for the reasonableness of these interpretations. As such wording and terms may be interpreted differently by regulators or courts, the legality of measurements or evaluations of sustainability matters based on these interpretations is uncertain.

These inherent limitations also affect the assurance engagement on the Group Sustainability Statement.

German Public Auditor's Responsibilities for the Assurance Engagement on the Group Sustainability Statement

Our objectives are

a) to express a limited assurance conclusion, based on the assurance engagement we have con- ducted, on whether any matters have come to our attention that cause us to believe that the Group Sustainability Statement, taking into account the selected Own Workforce and Climate Change disclosures in the Group Sustainability Statement subject to a reasonable assurance engagement, has not been prepared, in all material respects, in accordance with the CSRD, the applicable German legal and other European requirements and the supplementary criteria presented by the Group’s executive directors, and to issue an assurance report that includes our assurance conclusion on the Group Sustainability Statement, taking into account the selected Own Workforce and Climate Change disclosures in the Group Sustainability Statement subject to a reasonable assurance engagement.

b) to express a reasonable assurance opinion, based on the assurance engagement we have con- ducted on whether the selected Own Workforce and Climate Change disclosures in the Group Sustainability Statement are prepared, in all material respects, in accordance with the requirements

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applicable to these disclosures and the supplementary criteria presented by the executive directors of the Group.

As part of an assurance engagement in accordance with ISAE 3000 (Revised), we exercise professional judgment and maintain professional skepticism. We also:

a) for the limited assurance engagement

–	obtain an understanding of the process used to prepare the Group Sustainability Statement, including the materiality assessment process carried out by the entity to identify the disclosures to be reported in the Group Sustainability Statement.

–	identify disclosures where a material misstatement due to fraud or error is likely to arise, design and perform procedures to address these disclosures and obtain limited assurance to support the assurance conclusion. The risk of not detecting a material mis- statement resulting from fraud is higher than the risk of not detecting a material mis- statement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. In addition, the risk of not detecting a material misstatement in information obtained from sources not within entity’s control (value chain information) is ordinarily higher than the risk of not detecting a material misstatement in information obtained from sources within the entity’s control, as both the entity’s executive directors and we as practitioners are ordinarily subject to restrictions on direct access to the sources of the value chain information.

–	consider the forward-looking information, including the appropriateness of the underlying assumptions. There is a substantial unavoidable risk that future events will differ materially from the forward-looking information.

b) for the reasonable assurance engagement

–	perform risk assessment procedures, including obtaining an understanding of the internal controls that are relevant to the assurance engagement on the selected Own Workforce and Climate Change disclosures in the Group Sustainability Statement in order to identify and assess the risks of material misstatement at the assertion level due to fraud or error, but not for the purpose of expressing an assurance opinion on the effectiveness of these internal controls of the Group. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control. In addition, the risk of not detecting a material misstatement in information obtained from sources in the value chain not within the entity’s control (value chain information) is ordinarily higher than the risk of not detecting a material misstatement in information obtained from sources within the entity’s control, as both the entity’s executive directors and we as practitioners are ordinarily subject to restrictions on direct access to the sources of the value chain information.

–	evaluate the appropriate derivation of the forward-looking disclosures from the significant assumptions and the appropriateness of these assumptions. We do not express a separate assurance opinion either on the forward-looking disclosures nor on the assumptions on which they are based. There is a substantial unavoidable risk that future events will differ materially from the forward-looking disclosures.

Summary of the Procedures Performed for the Limited Assurance Engagement by the German Public Auditor

A limited assurance engagement involves the performance of procedures to obtain evidence about the sustainability information. The nature, timing and extent of the selected procedures are subject to our professional judgment.

In performing our limited assurance engagement, we:

–	evaluated the suitability of the criteria as a whole presented by the executive directors in the Group Sustainability Statement

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–	inquired of the executive directors and relevant employees involved in the preparation of the Group Sustainability Statement about the preparation process, including the materiality assessment process carried out by the entity to identify the disclosures to be reported in the Group Sustainability Statement, and about the internal controls relating to this process.

–	evaluated the reporting policies used by the executive directors to prepare the Group Sustainability Statement

–	evaluated the reasonableness of the estimates and related information provided by the executive directors. If, in accordance with the ESRS, the executive directors estimate the value chain information to be reported for a case in which the executive directors are unable to obtain the information from the value chain despite making reasonable efforts, our assurance engagement is limited to evaluating whether the executive directors have undertaken these estimates in accordance with the ESRS and assessing the reasonableness of these estimates, but does not include identifying information in the value chain that the executive di- rectors were unable to obtain

–	performed analytical procedures and made inquiries in relation to selected information in the Group Sustainability Statement

–	conducted site visits at selected sites

–	considered the presentation of the information in the Group Sustainability Statement

–	considered the process for identifying taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the Group Sustainability Statement.

Restriction of Use

We draw attention to the fact that the assurance engagement was conducted for the Group’s purposes and that the report is intended solely to inform the Group about the result of the assurance engagement. Consequently, it may not be suitable for any other purpose than the afore- mentioned. Accordingly, the report is not intended to be used by third parties for making (financial) decisions based on it. Our responsibility is to the Group alone. We do not accept any responsibility to third parties. Our assurance opinion is not modified in this respect.

Engagement Terms

Our professional liability is governed by no. 9 of the General Engagement Terms and Conditions for Auditors and Audit Firms (Allgemeine Auftragsbedingungen für Wirtschaftsprüferinnen, Wirt- schaftsprüfer und Wirtschaftsprüfungsgesellschaften) of January 1, 2024, issued by the IDW (https://www.bdo.de/engagement-terms-conditions).

Frankfurt am Main, February 19, 2025

BDO AG

Wirtschaftsprüfungsgesellschaft

Dr. Jens Freiberg	Kamil Klinke

Wirtschaftsprüfer	Wirtschaftsprüfer

(German Public Auditor)	(German Public Auditor)

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Combined Group Management Report

General Information About This Combined Management Report	46

Strategy and Business Model	48

Performance Management System	59

Financial Performance: Review and Analysis	67

Corporate Governance Fundamentals	89

Risk Management and Risks	92

Expected Developments and Opportunities	109

Group Sustainability Statement	117

Environmental Information	143

Social Information	171

Governance Information	217

Appendix	222

Responsibility Statement	231

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General Information About This Combined Management Report

Basis of Presentation

This Combined Management Report by the SAP Group (collectively, “we,” “us,” “our,” “SAP,” “Group,” or “Company”) and the management report of SAP SE have been prepared in accordance with sections 289, 289a, 289b, 289f, 298, 315, 315a, 315b, and 315d of the German Commercial Code and German Accounting Standard (GAS) No. 20.

From fiscal year 2024, our sustainability information is prepared under the Corporate Sustainability Reporting Directive (CSRD) and European Sustainability Reporting Standards (ESRS); we have followed these provisions on a voluntary basis.

We prepared our Sustainability Statement in accordance with sections 289 b–e and 315 b and c of the German Commercial Code in the form of a group sustainability statement. The scope of consolidation applied in the group sustainability statement is identical to that outlined in the Notes to the Consolidated Financial Statements, Note G.9.1

For more information about SAP SE and its results of operations, financial position, and net assets, see the Report on the Financial Performance of SAP SE.

Unless otherwise stated, all the financial information in this report relates to the situation as at December 31, 2024, or the fiscal year that ended on that date. Furthermore, all financial numbers (except financial numbers for the fiscal year 2020) in this Combined Management Report are based on continuing operations. Non-financial information has not been retrospectively adjusted. For more information, including the results from discontinued operations, see the Notes to the Consolidated Financial Statements, Note (D.1).

Because the numbers presented throughout this report are rounded, they may not add up exactly to the totals we provide, and percentages may not precisely reflect the absolute amounts.

Independent Audit and Assurance

Our auditor, BDO AG Wirtschaftsprüfungsgesellschaft (BDO), audited SAP’s Combined Management Report. The Combined Management Report was audited with reasonable assurance.

For more information about the scope of the assurance and the underlying reporting criteria, see BDO’s Independent Auditor’s Report.

Forward-Looking Statements

This Combined Management Report contains forward-looking statements and information based on the beliefs of, and assumptions made by, SAP management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could

1 Scope of consolidation of SAP’s Group Sustainability Statement: ESRS 2 BP-1 5 (b).

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differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “predict,” “project,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results (IFRS) subsection; our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS) accounting standards, namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements; Expected Developments and Opportunities and Risk Management and Risks sections; and other forward-looking information appearing in other parts of this report.

To fully consider the factors that could affect our future financial results, both this report and our Annual Report on Form 20-F should be considered, as well as all our other filings and furnishings with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise, unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), McKinsey, the European Central Bank (ECB), and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, McKinsey, the ECB, the IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, McKinsey, the ECB, the IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

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Strategy and Business Model

Overview of SAP

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. SAP has been ranked first in market share in the following areas worldwide: enterprise applications software,2 enterprise resource management applications,3 supply chain management applications,4 procurement applications software,5 travel and expense management software,6 and enterprise resource planning software.7 The SAP Group has a global presence and employed more than 109,000 people as at December 31, 2024.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany’s DAX and TecDAX, the Dow Jones EURO STOXX 50, the Dow Jones Sustainability Index World, and the Dow Jones Sustainability Index Europe. As at December 31, 2024, SAP was the most valuable company in the DAX based on market capitalization and has been ranked among the top 5% of S&P Global ESG Scores in the S&P Global Corporate Sustainability Assessment.

Our Purpose

At SAP, we remain steadfast in our purpose to “help the world run better and improve people’s lives.” Together with our customers, we not only rise to meet today’s challenges, but we are also shaping the future by empowering each other to continuously improve and deliver better outcomes. Technology is essential in addressing the most profound economic, environmental, and social challenges. Software and analytics help predict and prevent disasters, make cities smarter, and foster equity in workplaces. By leveraging innovative tools and business models, we help everyone in the SAP ecosystem make business decisions that have a lasting impact.

We recognize our role in minimizing carbon footprints and promoting human rights through AI and data-driven insights. We are committed to providing AI solutions that are integral to our customers’ most critical business processes and aim to ensure that these solutions are relevant, reliable, and responsible.

In addition, we want our own business operations and practices to be sustainable and inclusive. SAP is committed to the goal set by the Paris Agreement of limiting global warming to 1.5 degrees Celsius in comparison to preindustrial levels. SAP aims to reduce its gross greenhouse gas (GHG) emissions by at least 90% across our relevant value chain by 2030 as part of its net-zero commitment. We also support the United Nations Sustainable Development Goals (UN SDGs). Together with our customers and partners, we engage in several initiatives across the UN SDGs.

2 IDC, Worldwide Enterprise Applications Software Market Shares, 2023: Cloud Foundation Brings Preparedness for AI, Doc #US51079524, June 2024. IDC declares a statistical tie in the worldwide enterprise applications market when there is a difference of 0.5% or less in the share of revenues among two or more vendors.

3 IDC, Worldwide Semiannual Software Tracker, 2024H1, October 2024.

4 IDC, Worldwide Semiannual Software Tracker, 2024H1, October 2024. IDC declares a statistical tie in the worldwide supply chain management market when there is a difference of 0.5% or less in the share of revenues among two or more vendors.

5 IDC, Worldwide Semiannual Software Tracker, 2024H1, October 2024.

6 IDC, Worldwide Travel and Expense Management Software Market Shares, 2023: Resurgence of Business Travel Heralds a New Chapter in Travel and Expense Software, Doc #US51658524, August 2024.

7 IDC, Worldwide Enterprise Resource Planning Applications Market Shares, 2023: Preparing for the AI-Enabled World, #US52728224, December 2024.

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Our Vision

Our vision of bringing out the best in every business reflects our commitment to transform organizations globally. We aim to build a future where businesses adapt rapidly to changes and opportunities, embed sustainability in their operations, and drive efficiency throughout the value chain. Our commitment to this vision is based on three pillars:

Agile Business Transformation at Scale

To stay competitive in a rapidly changing landscape, businesses need to transform at scale with agility. Our cloud solutions and real-time data insights, supported by our platform, enable organizations to achieve greater flexibility and efficiency and to adapt rapidly to evolving demands. Our SAP Business Suite unlocks new pathways to organizational innovation and excellence to enhance agility and drive scalable growth.

Achieve More Across the Value Chain

We assist organizations in utilizing collective intelligence to help achieve efficiency, resilience, and agility across the whole value chain. By embedding AI and connecting end-to-end business processes – from finance to supply chains, and human resources to customer relations – we fuel efficient growth throughout businesses. Our solutions go beyond internal systems: they link businesses across enterprises and, by digitalizing transactions, foster transparent, resilient, and sustainable value chains.

Sustainability at Your Core

We have evolved beyond mere sustainability aspirations to actionable, sustainable outcomes. Our SAP Green Ledger solution aims to ensure robust, auditable sustainability practices are a natural extension of business operations. This innovative approach enables organizations to capture real-time impacts, report audit-ready ESG metrics, and integrate ESG principles into business processes to create genuine data-driven sustainability management.

At SAP, our journey is one of continuous innovation and transformation. We are committed to delivering solutions that integrate seamlessly, evolve alongside our customers, and are ready to grow with their ambitions.

Our Business Model8

Our business model, through which we implement our vision and strategy, can be summarized as follows:

We create value by first identifying the business needs of our customers and then developing and delivering a portfolio of cloud solutions, services, and support that address these needs. We strive to continuously improve our solutions, identify further business needs, and deliver enhanced value to our customers.9

We derive revenue from fees charged to our customers for subscriptions to use our cloud solutions. Software licenses, on-premise support, consulting, development, training, and other services also contribute significant revenue.

For an overview of our product portfolio, see the Our Product Strategy section.

8 Description of business model and value chain: ESRS 2 SBM-1 42.

9 Interests and views of stakeholders in relation to strategy and business model amendment: ESRS 2 SBM-2 45 c (i).

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Subsidiaries, Acquisitions, and Joint Ventures

Subsidiaries

SAP SE is the ultimate parent company of the SAP Group. As at December 31, 2024, the SAP Group comprised 226 companies.

For a list of our subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements, Note (G.9).

Material Acquisitions

We continue to focus on organic investments in technology and innovations that should ensure sustainable growth of our product portfolio. Additionally, we may make targeted acquisitions to complement our solution offerings and improve coverage in key strategic markets.

On June 5, 2024, SAP announced its intent to acquire 100% of WalkMe Ltd. (WalkMe), a leader in digital adoption platforms (DAPs). The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals.

For more information about WalkMe, see the Notes to the Consolidated Financial Statements, Note (D.1).

Sapphire Ventures

In addition to our investments in organic growth and acquisitions, SAP also supports entrepreneurs who aspire to build industry-leading businesses through venture capital funds managed by Sapphire Ventures. Sapphire Ventures manages more than US$10 billion (over €9 billion) and has invested in more than 200 companies. It pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies and venture funds in Europe, Israel, the United Kingdom, and the United States. Sapphire Ventures has committed to investing more than US$1 billion in the next generation of AI-powered enterprise technology startups.

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Our Product Strategy10

Current market trends for enterprise management require interconnected, intelligent systems capable of predicting, adapting, and acting autonomously. To address this, an integrated foundation that seamlessly brings together applications, data, and AI is essential.

The recently launched SAP Business Suite leverages the powerful combination of these three components. It offers a comprehensive set of integrated solutions, combining our core cloud ERP and line-of-business (LoB) applications to seamlessly connect functions across the business end to end. An integral part of this offering is SAP Business Technology Platform (SAP BTP), ensuring harmonized data and seamless process flows across SAP and non-SAP systems. Driven by business data and artificial intelligence (AI), our strategy emphasizes a modular, composable design, addressing critical business processes while offering flexibility and scalability. This aims to ensure immediate value and supports future expansion as customer needs evolve.

SAP Business Suite

The Cloud ERP Suite metric is the subset of SAP Business Suite that includes our strategic cloud solutions, which are most of the solutions in SAP Business Suite. For more information about this metric, see the Performance Management System section. The remaining offerings are part of the extension Suite, which supplement and extend the functional coverage of SAP’s solutions for the cloud.

To accelerate our own transformation and strengthen our position as a leading enterprise software company, we have adopted an AI-First, Suite-First strategy, which aims to ensure that our initiatives focus on our key differentiators.

AI-First means that we are not just adding AI capabilities to existing business processes, but fundamentally rethinking our approach to product development. We aim to redefine user interaction by offering our generative AI copilot, Joule. Already available in many of our most frequently used process steps, Joule aims to create an intelligent copilot experience for business users.

Our strategy also entails being data-focused. With our applications covering a vast array of business processes and, crucially, their data, we intend to harmonize our semantic model so that our customers can benefit from highly valuable insights, enriched by AI.

For our cloud products, Suite-First describes our objective of delivering a consistent, or suite-like, experience across our portfolio. In our user interface based on a modern design system, Suite First aims to ensure faster time to value for customers; in our extensibility approach for SAP BTP, it helps

10 Interests and views of stakeholders in relation to strategy and business model amendment: ESRS 2 SBM-2 45 c (i).

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our customers extend and enhance our applications; and in product localization, it is central to helping customers operate in different geographies while ensuring compliance with local regulations.

SAP strives to help customers grow their businesses profitably, while at the same time minimizing the risks. To this end, SAP has two journeys, RISE with SAP and GROW with SAP, which cater to different customer objectives and requirements.

RISE with SAP is targeted at our installed base customers and helps them on their journey from legacy ERP systems to the SAP Business Suite.

GROW with SAP is targeted at new ERP customers and comprises an ERP software-as-a-service (SaaS) suite of solutions that aims to help customers grow their business and simplify work processes.

As the IT landscape continues to rapidly evolve, SAP is seeing a clear shift in customer preferences to the cloud, and a growing demand for flexibility, agility, scalability, and cost-effectiveness. Understanding the importance of helping customers embrace digital technologies to thrive in today’s dynamic business environment, SAP has committed to a forward-thinking cloud strategy. We acknowledge that every organization’s experience with the cloud can be unique and can therefore be challenging, yet many customers shifting to a cloud strategy can already achieve the benefits that today’s business environments require, such as redistributing resources previously needed to manage internal IT teams, and ensuring remote global accessibility from any location through the Internet. This strategy shift to the cloud allows SAP to address these new market opportunities and requirements.

The pillars of SAP’s product strategy, and our development and innovations, are presented below.

SAP Business AI

SAP Business AI capabilities are available across SAP’s suite of enterprise applications and SAP BTP and are grounded in customers’ own business data. SAP offers a range of AI-powered use cases built into core business processes across cloud ERP and finance, supply chain, procurement, human resources (HR), sales, marketing and commerce, as well as in IT and across industries, which are used by more than 30,000 customers.

By using these embedded AI capabilities, customers can benefit from immediate business value through increased automation, leading to more productivity. And by using Joule, SAP’s AI copilot, users can interact with enterprise software in natural language, while AI agents are able to take over complex tasks that span the enterprise. In addition, partners and customers can build custom or extend existing AI capabilities based on a comprehensive set of SAP AI Services in AI Foundation on SAP BTP.

Our goal is to make every SAP end user 30% more efficient with SAP Business AI. To achieve this, we will significantly increase our AI investments, and our more than 37,000 developers will work on enhancing our AI foundation and building new use cases.

Cloud ERP

SAP S/4HANA Cloud provides software capabilities mainly for finance, risk management, project management, procurement, manufacturing, supply chain management, asset management, and R&D. This also includes platform capabilities such as the SAP HANA in-memory database, data management, AI, and application lifecycle management, as well as SAP cloud ERP solutions, which our customers consume as part of their transformation to the cloud. These cloud ERP solutions help customers adopt new business models, such as subscription-based services, by using AI, machine learning, and other intelligent technologies for enhanced data analytics and automation.

Human Capital Management

SAP SuccessFactors solutions aim to optimize the relationship between employees and employers, and empower organizations to create an agile, future-ready workforce in a rapidly changing workplace. The portfolio includes an AI-enabled suite of cloud solutions spanning core HR, time, payroll, and talent management, analytics and planning, and employee experience management.

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Spend Management

SAP’s spend management solutions aim to provide a more unified view of a customer’s spending to help reduce costs, mitigate risks, improve collaboration, and align spend decisions with business strategy. They cover direct and indirect spend, travel and expenses, and external workforce management. Our SAP Ariba solutions combine industry-leading cloud-based applications to help companies discover and collaborate with a global network of partners. Our SAP Concur solutions portfolio contains world-leading solutions for integrated travel, expense, and invoice management. SAP Fieldglass solutions help businesses find, engage, and manage their global external workforce.

Customer Experience

SAP Customer Experience solutions help businesses create customer journeys that aim to boost loyalty and drive sustainable growth. The key advantage of SAP applications lies in their ability to link customer demand with operational processes, using AI to facilitate smart decision-making and automation throughout the value chain. Integrated with SAP S/4HANA, SAP S/4HANA Cloud, and other SAP ERP systems, this portfolio offers solutions with embedded AI for customer engagement, commerce, sales, service, and data management.

SAP Business Technology Platform

SAP Business Technology Platform (SAP BTP) is our business-centric open platform. Consisting of market-leading technologies infused with AI, it enables SAP development, customers, and our partner ecosystem to unlock innovation across the enterprise. SAP BTP enables customers and partners to build, integrate, and automate applications while leveraging insights from business data on a trusted enterprise-grade environment.

Key capabilities of SAP BTP include: SAP Build and SAP Build Code tools, ABAP Cloud development model, which provides an intuitive, modern development environment for IT and citizen developers; SAP HANA Cloud, SAP Datasphere, and SAP Analytics Cloud solutions, which offer database, data management, analysis, and planning capabilities that utilize the value of data; SAP Integration Suite, an integration platform as a service (iPaaS) and management capabilities for Application Programming Interfaces (APIs) to connect and automate business processes; and AI Foundation on SAP BTP, which has a rich toolset including access to a broad range of large language models (LLMs) from third-party providers and vector database capabilities to enable developers to create AI-powered and generative-AI-powered extensions and applications.

Industry Solutions

Our industry solutions aim to differentiate our RISE with SAP and GROW with SAP offerings by providing customers and partners with industry-specific innovations that extend SAP’s core offering. These innovations leverage SAP Business AI to create tailored and intelligent solutions that customers can use to meet their unique industry-specific needs.

SAP Business Network

SAP Business Network is a business-to-business collaboration platform trusted by companies in 190 countries. The network helps digitalize key business processes across the supply chain and enables communication between trading partners beyond the four walls of an organization. This enables buyers and suppliers to find each other and execute end-to-end transactions, and helps businesses be transparent, resilient, and sustainable.

Business Transformation Management

SAP’s business transformation management solutions help customers realize holistic data-driven business transformation across several pillars: With SAP Signavio solutions, organizations can analyze, discover, and understand their business process operations. By benchmarking current process landscapes against best practices and acting on change recommendations, customers can define a target state and adapt as-is processes accordingly, while measuring whether realized outcomes match strategic goals.

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With SAP LeanIX solutions, customers can visualize their as-is enterprise architecture, assess interdependencies and the potential impact of IT modernization, and manage the transition toward the target landscape with established best practices and a detailed roadmap.

WalkMe solutions can help organizations navigate constant technology change by providing users with advanced guidance and automation features that enable them to execute workflows seamlessly across any number of applications. In addition, the SAP Enable Now solution provides e-learning content embedded in SAP workflows. Combined, SAP Enable Now and WalkMe will offer customers a comprehensive learning and digital adoption solution to improve the adoption of cloud solutions from SAP and drive faster value realization.

Working Capital Management

The SAP Taulia portfolio provides tools and expertise to help businesses create and deliver the right cash flow strategy, and the flexibility to adjust it to meet evolving liquidity challenges. The SAP Taulia Cash Flow Acceleration platform is designed to help optimize cash flow while ensuring supply chain health and resilience. SAP Taulia solutions also embed sustainability functions into core processes, providing financial incentives to encourage the supply base to improve its ESG (environmental, social, and governance) credentials.

Sustainability Management

SAP offers sustainability solutions and services that help customers drive sustainable practices not only inside their organization but across the entire value chain. SAP Sustainability is an ERP-centric, cloud-based, AI-enabled solutions portfolio that supports companies with ESG reporting and management, carbon management, material transition, and operational compliance. It integrates robust, auditable sustainability data into core processes to improve ESG transparency and sustainable business performance. The portfolio includes the following offerings: SAP Sustainability Control Tower, SAP Sustainability Footprint Management, SAP Sustainability Data Exchange, and SAP Green Ledger, which became generally available in December 2024. SAP Green Ledger integrates sustainability data directly with customers’ financial data. This allows customers to use actual verified and reported data to allocate carbon emissions to specific products, services, organizational units, and business transactions.

Partners and Ecosystem

Our worldwide ecosystem of more than 25,000 partners delivers not only services and support for our customers but also partner innovations that extend our solutions and are built ideally on SAP BTP.

Services and Support

We continue to evolve our cloud-focused services and support portfolio to focus on customer adoption and consumption.

Central to the Services and Support portfolio is SAP Enterprise Support, which provides foundational tools and services, curated content, and mission-critical support. SAP Enterprise Support, cloud editions are included with cloud solution subscriptions. If customers require more guidance from SAP, they can opt for incremental service plans such as SAP Preferred Success and SAP Cloud Application Services, as well as professional services to address project-specific objectives, timelines, and plans.

To help customers who intend to make an enterprise-wide transformational change, SAP offers SAP MaxAttention and SAP ActiveAttention services for tailored, long-term strategic engagement. Learning and user enablement is available throughout a customer’s journey and ranges from role-based digital content to expert-led live sessions, hands-on practical training, custom learning content, and certification.

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Our Customers

Focusing on Customer Success11

We aim to maximize the value our customers derive from their investment in, and relationship with, SAP. We do so at every touchpoint in their experience with us over the entire engagement lifecycle. Our customer-facing teams – across solutions, sales, services, customer engagement, ecosystem, and others – work together along an operating model that aims to harmonize internal processes with the goal of delivering improved outcomes for our customers. Their feedback is crucial for our journey together.

To further address and improve customer feedback, we have a Company-Wide Global Experience Management (XM) Program in place. This program aims to achieve a consistent end-to-end experience for our customers by standardizing experience initiatives and methodologies to help identify and close experience gaps across SAP. The head of Competitive Market Intelligence (CMI) in the Office of the CEO leads our Global XM Program, which includes conducting the Customer Net Promoter Score (NPS) survey. Our Customer NPS is a KPI in the short-term incentive component of Executive Board remuneration. For more information about the Customer NPS, see the Performance Management System section.12

Policies such as our Global Code of Ethics and Business Conduct for Employees and applicable General Terms and Conditions for our products govern our relationships with our customers.

How We Measure and Manage Our Performance13

We use the Customer NPS as a feedback mechanism to measure customer loyalty. This and other results from the customer survey allow us to directly understand the customer experience and identify key pain points for action. Because of the importance of our customers to SAP, Customer NPS is one of our main non-financial KPIs.

In 2024, our Customer NPS increased 3 points year over year to 12 (2023: 9), which is within our target range of 9 to 13. The increase was driven by growing customer satisfaction with SAP’s cloud solutions and the efficacy of our technical support organization. We observed material improvement in the NPS for SAP S/4HANA Cloud Private Edition, SAP SuccessFactors solutions, and SAP Integration Suite services, leading to an overall increase across our suite of cloud offerings.

Related Risks for SAP

For related financial risks, see Sales and Services in the Risk Management and Risks section.

11 Responsible marketing practices - Global Experience Management (XM) Program: ESRS 2 MDR-A – MDR-A 68 (a), (b), (d).

12 Description of stakeholder engagement: ESRS 2 SBM-2 45 (a).

13 KPI Customer Net Promoter Score (NPS): ESRS 2 MDR-M 75.

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Our Investments in Innovation14

SAP’s strong commitment to research and development (R&D) is reflected in our expenditure:

Research & Development (IFRS)1,2

€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.
2 In 2023, SAP updated its cost allocation policy. R&D numbers for 2020 have not been retrospectively adjusted.

To drive competitive edge, the focus of our R&D activities is on advancing our product portfolio. Our priorities here are to strengthen our AI foundation and seamlessly integrate our products.

In 2024, our IFRS R&D ratio, which reflects R&D expenditure as a portion of total revenue, decreased 1.2 percentage points (pp) to 19.1% (2023: 20.3%). Our non-IFRS R&D ratio likewise decreased 1.2pp year over year to 19.0% (2023: 20.2%). At the end of 2024, our total full-time equivalent (FTE) headcount in development was 37,590 (2023: 36,444). Measured in FTEs, our R&D headcount remained at 34% of total headcount (2023: 34%).

Total R&D expenditure not only includes our own personnel costs but also the external costs of work and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for the following:

–	Translating, localizing, and testing products

–	Obtaining certification for products in different markets

–	Patent attorney services and fees

–	Consulting related to our product strategy

–	Professional development of our R&D workforce

Patents

Our investment in R&D has resulted in numerous patents. As at December 31, 2024, SAP held in excess of 13,000 (2023: close to 13,000) validated patents worldwide. Of these, more than 700 (2023: more than 650) were granted and validated in 2024.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent or a combination of patents.

Competitive Intangibles

The majority of (intangible) resources that are the basis for our current and future success do not appear in the book value of equity in our Consolidated Financial Statements. This is apparent from a comparison of the market capitalization of SAP SE (based on all issued shares), which was €290.3 billion at the end of 2024 (2023: €171.4 billion), with the book value of our equity in the

14 Description of inputs and approach to gathering, developing and securing inputs: ESRS 2 SBM-1 42 (a), (b).

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Consolidated Financial Statements, which was €45.8 billion (2023: €43.4 billion). This means that the market capitalization of our equity is more than six times the book value.

Measuring Our Success

We use the following financial and non-financial strategic objectives to steer our company:

–	Growth

–	Profitability

–	Customer loyalty

–	Employee engagement

–	Climate performance

–	Women in Executive Roles

Outlook and Results for 2024

Strategic Objective	KPI	2024 Outlook[1]	2024 Results
Growth	Cloud revenue[3]	€17.0 billion to €17.3 billion	€17.21 billion
	Cloud and software revenue[3]	€29.5 billion to €29.8 billion	€29.96 billion
Profitability	Operating profit[2,3]	€7.8 billion to €8.0 billion	€8.23 billion
	Free cash flow	€3.5 billion to €4.0 billion	€4.11 billion
Customer loyalty	Customer Net Promoter Score	9 to 13	12
Employee engagement	Employee Engagement Index	70% to 74%	74%
Climate performance	Gross greenhouse gas emissions	Steady decrease in our greenhouse gas emissions across the relevant value chain in line with our net-zero target	6.9 Mt
Women in Executive Roles	% of women in the top three management levels below the Executive Board, compared to the total number of individuals across all genders in these levels (calculated in heads)	Steadily increase in the share of Women in Executive Roles	22.5%

1 The initial 2024 outlook was communicated in January 2024. The 2024 outlook numbers above reflect the updated outlook from October 2024. For further details, see the Actual Performance 2024 section.

2 Non-IFRS.

3 At constant currencies.

Note: For a reconciliation of non-IFRS results to IFRS equivalents, see the Performance Management System section.

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Outlook for 2025

The outlook for 2025 replaces SAP’s Ambition 2025.

Strategic Objective	KPI	2024 Results	2025 Outlook
Growth	Cloud revenue	€17.14 billion	€21.6 billion to €21.9 billion[2]
	Cloud and software revenue	€29.83 billion	€33.1 billion to €33.6 billion[2]
	Total revenue growth	10%	To slightly accelerate[2]
	Current cloud backlog growth	32%	To slightly decelerate[2]
Profitability	Operating profit[1]	€8.15 billion	€10.3 billion to €10.6 billion[1,2]
	Free cash flow[3]	€4.22 billion	Approx. €8.0 billion
Customer loyalty	Customer Net Promoter Score	12	12 to 16
Employee engagement	Employee Engagement Index	74%	74% to 78%
Climate performance	Gross greenhouse gas emissions	6.9 Mt	To steadily decrease carbon emissions across the relevant value chain
Women in Executive Roles	% of women in the top three management levels below the Executive Board, compared to the total number of individuals across all genders in these levels (calculated in heads)	22.5%	To steadily increase the share of Women in Executive Roles.

1 Non-IFRS.

2 At constant currencies.

3 The 2024 results and the 2025 outlook for free cash flow are based on the revised definition applicable from 2025. Free cash flow in 2024 was €4.11 billion. For more information, see the Performance Management System section.

Note: For a reconciliation of non-IFRS results to IFRS equivalents, see the Performance Management System section.

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Performance Management System

In the reporting year, we used various measures to manage our performance on our primary financial objectives, which are growth and profitability, and on our primary non-financial objectives, which are customer loyalty, employee engagement, climate performance, and Women in Executive Roles.

Measures to Manage Our Financial Performance

The following are the key measures we use to manage our operating and overall financial performance. Except for free cash flow, we report our key measures at both actual and constant currencies.

We use cloud revenue, cloud and software revenue, current cloud backlog (CCB), and total revenue to measure our progress toward our growth targets. Cloud revenue comprises the main revenues of our cloud business and is derived from fees earned from providing customers with software as a service (SaaS), platform as a service (PaaS), and infrastructure as a service (IaaS). Cloud and software revenue includes cloud revenue, software license revenue, and software support revenue. The vast majority of customers who purchase software licenses also enter into related support contracts with us that generate recurring support revenue after the software sale. Cloud revenue is our largest revenue stream, followed by software support revenue. For more information about our revenue measures, see the Notes to the Consolidated Financial Statements 2024, Note (A.1).

As of a specific key date, the CCB is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months. It is therefore a subcomponent of our overall remaining performance obligations, as per IFRS 15.120. For our committed cloud business, we believe the CCB is a valuable indicator of our go-to-market success, as it reflects both new contracts won and existing contracts renewed.

To measure our profitability, we primarily use operating profit (non-IFRS) and free cash flow. Operating profit (non-IFRS) offers insight into our overall operational process efficiency and business performance, while free cash flow provides management with supplemental information for assessing our liquidity needs and position. Free cash flow is used to determine the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. In the reporting year, we calculated free cash flow as net cash flows from operating activities adjusted for purchases (other than purchases made in connection with business combinations) of intangible assets and property, plant, and equipment, and for payments of lease liabilities.

Besides the key measures mentioned above, SAP also uses various supporting measures to offer further insight into our financial performance. These include Cloud ERP Suite revenue,15 total cloud backlog (TCB),16 share of more predictable revenue,17 cloud gross profit, and effective tax rate (non-IFRS).18 We report most of our supporting measures at both actual and constant currencies.

15 We use Cloud ERP Suite revenue as a metric to measure the growth of our portfolio of strategic cloud solutions. Cloud ERP Suite references those offerings that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management.

16 As of a specific key date, the TCB is the total contractually committed cloud revenue we expect to recognize. Thus, TCB and CCB are both subcomponents of our overall remaining performance obligations following IFRS 15.120. For our committed cloud business, we believe that the TCB and the CCB are valuable indicators of our go-to-market success, as they reflect both new contracts won and existing contracts renewed. For more information on how we calculate these numbers, see the Notes to the Consolidated Financial Statements, Note (A.1).

17 The share of more predictable revenue is the total of cloud revenue and software support revenue divided by total revenue.

18 We define our effective tax rate as the ratio of income tax expense (non-IFRS) to profit before tax (non-IFRS), expressed as a percentage.

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Measures to Manage Our Non-Financial Performance

The following are the key measures we used to manage our non-financial performance in the reporting year.

We assess customer loyalty annually by means of a survey that tracks our customer net promoter score (NPS). The customer NPS19 is determined based on the “likelihood to recommend” question with its proprietary scoring, expressed on a scale of 0–10. We use this measure because we believe that we can only achieve our financial goals if our customers are loyal to, and satisfied with, SAP and our solutions.20

The Employee Engagement Index measures the satisfaction and commitment of our employees, how proud they are of our company, and how strongly they identify with SAP. Applying this measure is recognition that our growth strategy depends on having engaged employees. The index is expressed as a percentage of favorable responses to five questions in our #Unfiltered engagement survey and we report it as the average of the scores retrieved in each of the surveys we run in a fiscal year. The #Unfiltered program is based on a “continuous listening” approach that includes multiple data collections throughout the year. The average scores provide an assessment, for the full year, of our employees’ engagement level.21

The Women in Executive Roles (WiER) metric measures the percentage of women in the top three management levels below the Executive Board, namely the Global Executive Level, the Senior Executive Level, and the Executive Level, compared to the total number of individuals across all genders in these levels (calculated in heads).SAP is committed to being an equal opportunity employer, ensuring everyone can thrive based on merit and skill, regardless of their diverse backgrounds. Our priority, with the help of this metric, is to monitor how the Company is progressing on this commitment, especially at the most senior levels of the organization.

The gross greenhouse gas emissions metric is used to measure greenhouse gas emissions along the value chain (Scope 1, Scope 2, and Scope 3 emissions relevant for SAP’s business model) as part of our net-zero commitment. We apply a market-based approach. Renewable energies, for example in the form of self-generated renewable electricity, investments in certified renewable energy certificates, long-term green electricity contracts (power purchase agreements), or renewable electricity purchased by our suppliers and customers can be counted toward the reduction of greenhouse gas emissions. We define, measure, and report our greenhouse gas emissions according to the Greenhouse Gas (GHG) Protocol (in millions of tons of CO2 equivalents). The reporting also fulfills ESRS requirements.

Value-Based Management

Our holistic view of the performance measures described above, and the associated analyses, together form the foundation of our value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision-makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our short- and medium-term planning and controlling processes. We initially identify future growth and profitability drivers at a highly aggregated level for the entire SAP Group. In a first step, the financial plan’s growth ambition is determined by the Group’s comprehensive product portfolio, which is grouped into solution areas for topline growth, with profitability drivers allocated to functions such as development, marketing, sales, delivery, and administration. In a second step, the planned total revenues and total expenses are generally allocated to the areas of functional responsibility of the individual members of the Executive Board (“Board area”). Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets, and to reflect endogenous and exogenous factors. These adjustments, and the assessment of performance, are handled at Board area level. It is then the individual Executive Board member’s responsibility to break down the allocated budget. In a final step, customer-facing

19 To derive the customer NPS, we start with the percentage of “promoters” of SAP, that is, those giving us a score of 9 or 10 on a scale of 0–10. We then subtract the percentage of “detractors,” that is, those giving us a score of 0–6. The method ignores “passives,” that is, those giving us a score of 7 or 8. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the customer NPS methodology.

20 KPI Customer Net Promoter Score (NPS): ESRS 2 MDR-M 77 (a).

21 KPI Employee Engagement Index (EEI): ESRS 2 MDR-M 77 (a).

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revenue targets and cost-of-sales and marketing targets are broken down into sales regions and market units.

We use our detailed annual plans to determine the budget for the respective fiscal year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our financial targets, and to identify any deviations from plan. We continuously monitor the affected Board areas in the SAP Group to analyze their developments and define any appropriate actions. Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Non-IFRS Financial Measures Cited in This Report

Explanation of Non-IFRS Measures

We disclose certain financial measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for, nor as superior to, our IFRS financial measures.

We believe that the supplemental historical and prospective non-IFRS financial information we disclose is useful to investors because it is used by our management, in addition to financial data prepared in accordance with IFRS, to gain a more transparent understanding of our past performance and our anticipated future results.

We use the non-IFRS measures consistently in our internal planning and forecasting, reporting, and compensation, as well as in our external communications, as follows:

–	Our management primarily uses the non-IFRS measures, rather than the IFRS measures, as the basis for making financial, strategic, and operating decisions.

–	The variable components of our Executive Board members’ and employees’ remuneration are based on non-IFRS numbers such as operating profit (non-IFRS) and operating margin (non-IFRS) rather than on the respective IFRS measures. An additional variable component used is CCB.

–	The annual budgeting process for all management units is based on operating profit (non-IFRS) numbers rather than the respective IFRS financial measure.

–	All forecast and performance reviews with all senior managers globally are based on the non-IFRS measures, rather than the respective IFRS financial measures.

–	Our internal performance targets and the guidance we provide to the capital markets are based on profit (non-IFRS) measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Operating Expense (Non-IFRS)

Numbers that are identified as operating expenses (non-IFRS) have been adjusted by excluding the following expenses:

–	Acquisition-related charges

▪	Amortization expense/impairment charges for intangibles acquired in business combinations, including goodwill, and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

▪	Settlements of preexisting business relationships in connection with a business combination

▪	Acquisition-related third-party expenses

–	Restructuring expenses in accordance with IFRS

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–	Expenses for regulatory compliance matters associated with the provision for (potential) penalties arising from certain ongoing governmental investigations into our business operations, which are described in the Notes to the Consolidated Financial Statements 2024, Note (G.3), and are limited to the scope of IAS 37.

We exclude certain acquisition-related expenses for the purpose of calculating operating profit (non-IFRS) and operating margin (non-IFRS) when evaluating SAP’s continuing operational performance, because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. We also exclude restructuring expenses because they are volatile and generally cannot be influenced by management at levels below the Executive Board. Furthermore, we exclude expenses for regulatory compliance matters (as these expenses are non-recurring and relate to conduct that took place in prior performance periods) so that users of our consolidated financial statements and the Combined Management Report can see the information that our management uses to manage the business.

Non-Operating Income, Net (Non-IFRS)

Numbers that are identified as non-operating income, net (non-IFRS) have been adjusted by excluding the following effects:

–	Acquisition-related charges

▪	Net disposal gains and losses arising from the sale of intangibles acquired in business combinations

Consistent with the adjustments we make to our operating expenses (non-IFRS) by excluding amortization expenses and impairment charges for intangibles acquired in business combinations, we adjust our non-operating income, net (non-IFRS) by excluding disposal gains and losses arising from the sale of these intangibles. These net disposal gains and losses are not indicative of SAP’s operations. We believe that by excluding these gains and losses we improve our period-over-period comparability.

Financial Income, Net (Non-IFRS)

Numbers that are identified as financial income, net (non-IFRS) have been adjusted by excluding the following gains and losses:

–	Gains and losses from equity securities, net

▪	Includes realized and unrealized effects from the disposal of equity securities, ongoing mark-to-market adjustments on marketable equity investments, changes in fair value of non-marketable equity securities, and others.

Excluding gains and losses from equity securities, net, improves the period-over-period comparability by reducing volatility caused by share price fluctuation, market developments, and other factors beyond our control.

Effective Tax Rate (Non-IFRS)

The effective tax rate (non-IFRS) is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity investments, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts, but they could have a significant impact on our future effective tax rate (IFRS).

Constant Currencies Information

We believe it is important for investors to have information that provides insight into the development of our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales

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revenue. We do not sell standardized units of products and services so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and about various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period. Constant currency values for our current cloud backlog and total cloud backlog measures use the closing exchange rate from the previous year’s corresponding key date instead of the average exchange rate.

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance. We define free cash flow as net cash from operating activities adjusted for purchases of intangible assets and property, plant, and equipment, and for payments of lease liabilities.

Starting in 2025, our definition of free cash flow will be updated to include proceeds from the sale of intangible assets and property, plant, and equipment, which better reflects the way our management evaluates the remaining cash flow generated by our operating activities after investments into long-term assets and leasing. Further impacting our free cash flow, starting 2025, we will no longer include interest paid and interest received in net cash flows from operating activities. Interest paid will be presented under cash flows from financing activities, and interest received under cash flows from investing activities. Had these changes been applied in the reporting year, SAP’s free cash flow would have been €4,222 million (2023: €5,116 million)22.

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

–	Our non-IFRS measures provide investors with insight into management’s decision-making because management uses these measures to run our business and make financial, strategic, and operating decisions. We exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to facilitate comparisons of SAP’s operating performance from period to period.

–	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating and non-operating performance by excluding certain direct effects of acquisitions, restructuring plans, regulatory compliance matters, and gains and losses from equity securities, net.

–	Non-IFRS and non-GAAP (Generally Accepted Accounting Principles) measures are widely used in the software industry. In many cases, our non-IFRS measures may facilitate comparisons with our competitors’ corresponding non-IFRS and non-GAAP measures.

Limitations of Non-IFRS Measures

Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance primarily for the following reasons:

–	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue or other income that results from the acquisitions.

–	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.

–	The remaining acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur if SAP enters into business combinations in the future. Similarly, the

22  In the reporting year, free cash flow was €4,113 million (2023: €5,093 million). Under our revised definition, which applies from 2025, free cash flow would have been €4,222 million (2023: €5,116 million). The revised definition excludes the net impact of interest paid and received (2024: €13 million, 2023: €76 million) and includes the proceeds from the sale of intangible assets and property, plant, and equipment (2024: €122 million, 2023: €99 million).

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restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur if SAP performs restructurings in the future.

–	The expense adjustment for acquisition-related charges does not arise from a common conceptual basis. This is because the expense adjustment aims to improve comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers, as these combine our revenue and expenses (non-IFRS) despite the absence of a common conceptual basis.

–	Our restructuring charges and the realized net gains from equity securities resulted in significant cash outflows in the past and could do so in the future.

–	Expenses ascribed to regulatory compliance matters may include penalties and legal costs, all of which would impact the operating cash flows of the business.

–	The gains and losses from equity securities, net, that we eliminate in deriving our financial income, net (non-IFRS) numbers are recurring effects that have impacted our financial performance in the past and will do so in the future. Similarly, the acquisition-related effects related to the sale of intangibles arising from business combinations that we eliminate in deriving our non-operating income, net (non-IFRS) have impacted our financial performance in the past and could do so in the future.

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. We therefore limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering operating profit (non-IFRS) at both nominal and constant currencies on the one hand, and changes in operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering actual and constant currency non-IFRS measures only in addition to, and not as a substitute for, nor as superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Despite these limitations, we believe that the presentation of our non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors about present and future business trends relating to our financial condition and results of operations

Reconciliation of IFRS to Non-IFRS Financial Measures for 2024 and 2023

Reconciliation of Non-IFRS Revenue

€ millions, unless otherwise stated	2024			2023
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS
Revenue Numbers
Cloud	17,141	72	17,212	13,664
Software licenses	1,399	1	1,400	1,764
Software support	11,290	53	11,343	11,496
Software licenses and support	12,689	54	12,743	13,261
Cloud and software	29,830	126	29,955	26,924
Services	4,346	9	4,355	4,283
Total revenue	34,176	135	34,310	31,207

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Reconciliation of Non-IFRS Operating Expenses

€ millions, unless otherwise stated	2024					2023
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS
Operating Expense Numbers
Cost of cloud	–4,660	78	–4,582			–3,884	42	–3,842
Cost of software licenses and support	–1,262	0	–1,262			–1,383	26	–1,356
Cost of cloud and software	–5,922	78	–5,844			–5,267	68	–5,199
Cost of services	–3,321	1	–3,321			–3,407	2	–3,405
Total cost of revenue	–9,243	79	–9,165			–8,674	70	–8,604
Gross profit	24,932	79	25,011	112	25,124	22,534	70	22,603
Research and development	–6,514	5	–6,508			–6,324	7	–6,316
Sales and marketing	–9,090	234	–8,856			–8,828	412	–8,415
General and administration	–1,435	27	–1,409			–1,364	11	–1,354
Restructuring	–3,144	3,144	0			–215	215	0
Other operating income/expense, net	–85	0	–85			–4	0	–4
Total operating expenses	–29,511	3,489	–26,022	–56	–26,079	–25,408	715	–24,693

Reconciliation of Non-IFRS Profit Numbers, Income Tax Expense, and Key Ratios

€ millions, unless otherwise stated	2024					2023
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS
Profit Numbers
Operating profit (loss)	4,665	3,489	8,153	78	8,232	5,799	715	6,514
Other non-operating income/expense, net	–298	0	–298			–3	0	–3
Finance income	1,429	–777	652			857	–380	477
Finance costs	–1,031	316	–715			–1,313	525	–788
Financial income, net	398	–461	–63			–456	145	–311
Profit (loss) before tax from continuing operations	4,764	3,028	7,792			5,341	860	6,201
Income tax expense	–1,614	–899	–2,513			–1,741	–139	–1,880
Profit (loss) after tax from continuing operations	3,150	2,129	5,279			3,600	721	4,321
Attributable to owners of parent	3,124	2,162	5,286			3,634	704	4,338
Attributable to non-controlling interests	26	–33	–7			–33	16	–17
Profit (loss) after tax[1]	3,150	2,129	5,279			5,964	139	6,103
Attributable to owners of parent[1]	3,124	2,162	5,286			6,139	297	6,436
Attributable to non-controlling interests[1]	26	–33	–7			–175	–158	–333

Key Ratios
Operating margin (in %)	13.6		23.9		24.0	18.6		20.9
Effective tax rate (in %)	33.9		32.3			32.6		30.3
Earnings per share, basic (in €) from continuing operations	2.68		4.53			3.11		3.72
Earnings per share, basic (in €)[1]	2.68		4.53			5.26		5.51

1 From continuing and discontinued operations.

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Reconciliation of Operating Cash Flow from Continuing Operations to Free Cash Flow

€ millions	2024	2023
Net cash flows from operating activities – continuing operations	5,220	6,210
Purchase of intangible assets and property, plant, and equipment	–797	–785
Payments of lease liabilities	–310	–332
Free cash flow	4,113	5,093

Net cash flows from investing activities – continuing operations	–656	–4,603
Net cash flows from financing activities – continuing operations	–3,412	–7,758

Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	2024					2023
	IFRS	Acqui- sition- Related	Restruc-turing	RCM[1]	Non-IFRS	IFRS	Acqui- sition- Related	Restruc-turing	RCM[1]	Non-IFRS
Cost of cloud	–4,660	78	0	0	–4,582	–3,884	42	0	0	–3,842
Cost of software licenses and support	–1,262	0	0	0	–1,262	–1,383	26	0	0	–1,356
Cost of services	–3,321	1	0	0	–3,321	–3,407	2	0	0	–3,405
Research and development	–6,514	5	0	0	–6,508	–6,324	7	0	0	–6,316
Sales and marketing	–9,090	255	0	–22	–8,856	–8,828	257	0	155	–8,415
General and administration	–1,435	16	0	11	–1,409	–1,364	11	0	0	–1,354
Restructuring	–3,144	0	3,144	0	0	–215	0	215	0	0
Other operating income/expense, net	–85	0	0	0	–85	–4	0	0	0	–4
Total operating expenses	–29,511	356	3,144	–11	–26,022	–25,408	345	215	155	–24,693

1 Regulatory compliance matters.

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Financial Performance: Review and Analysis

Economy and the Market

In 2024, friction in global trade weighed on economic growth, as reported by the European Central Bank (ECB) in its most recent Economic Bulletin Issue 1. Dampening exports impaired the global economy and prevented consumption and investment from recovering as fast as expected earlier in the year. This was amplified by geopolitical risks, such as Russia’s war against Ukraine and the conflict in the Middle East. However, according to the ECB, although inflation continued to moderate, upward pressures on prices for services remained. Towards the end of the year, global economic growth became robust with broad-based improvements across sectors, particularly the services sector.

For the euro area, the disinflation process was well on track in 2024, says the ECB. Financing conditions eased, as interest rate cuts made new borrowing gradually less expensive, even though, on the whole, monetary policy remained restrictive. Economic recovery continued more slowly than expected in earlier projections with growth picking up in the third quarter due to one-off factors. Over the year, consumption recovered, and inventories were built-up, while net trade contracted. The services sector expanded, but industrial activity declined, reflecting weak demand, competitiveness losses, and rising uncertainty.

Regarding the Americas region, according to the ECB, economic growth remained robust in the latter half of the year. Strong private demand and government consumption supported stronger economic data in the United States. In contrast, the contribution of U.S. private investment decelerated.

Concerning the APJ region, the ECB finds that economic growth momentum in China strengthened over the year. However, due to lingering weakness in the Chinese real estate sector, the government announced more fiscal support in November.

1 European Central Bank, Economic Bulletin, Issue 8/2024, Publication Date: January 9, 2025.

The IT Market

The global IT industry market continued its growth trajectory in 2024, strongly driven by digital transformation initiatives across various sectors. According to International Data Corporation (IDC), a U.S.-based market research firm, “Digital transformation (DX) is the way to expand in industries where substantial investments are proceeding. It is also a way to more efficiently reduce costs and optimize processes. These benefits will help drive DX growth in the double digits over the forecast period.”1

“New digital business is not happening without AI,”2 writes IDC in one of its latest research papers. IDC’s market observers report that artificial intelligence (AI) has become a key priority for business leaders since its arrival in the enterprise sector two years ago. Research shows that planned investment in all types of AI is growing at a much faster rate than that for digital technology overall. These investments are creating strong demand, even though the financial return for AI-related use cases can be hard to quantify initially. IDC summarizes these developments as follows, “AI and its many flavors have started a new technology evolution that is even more pronounced and significant to organizations globally. This ‘AI everywhere’ evolution, which includes all generative AI (GenAI), has been in the early stages of organizational acceptance and experimentation during 2024, with many proof of concepts (POCs) and new products emerging.”3 IDC considers these early stages of acceptance to be a “hyper-experimentation phase” that, it reports, has “dominated the conversations of business and technology leaders in organizations of all sizes, across all industries, and in all countries for the past 18 months.”4

Nevertheless, since generative AI in a business context also requires cloud-based deployments, companies’ willingness to embark on their digital transformation journey to the cloud resulted in continued high growth rates for this operational model in 2024. According to IDC, “The demand for

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cloud-based ERP software, which continues to be the foundational deployment model in the digital era and AI everywhere world, outpaces that of on-premises and other software solutions.”5

1 EMEA Digital Transformation Market Forecast, 2024–2028, December 2024, IDC #EUR150281123.

2 IDC FutureScape: Worldwide Digital Business and AI Transformation 2025 Predictions, October 2024, IDC #US52641124.

3 IDC FutureScape: Worldwide Intelligent ERP 2025 Predictions, October 2024, IDC #US51078024.

4 IDC FutureScape: Worldwide IT Industry 2025 Predictions, October 2024, IDC #US51736824.

5 IDC Worldwide Enterprise Resource Planning Applications Software Forecast, 2024–2028: GenAI Revamps Road Maps, December 2024, IDC #US52739624.

Impact on SAP

Following the significant investments we have made in recent years for our cloud transition, 2024 was another transformative year for SAP. We focused particularly on key growth areas and on scaling revenue and profitability. Despite economic pressure in some regions, especially in developed Europe, SAP’s global market footprint showed resilience and our business performance continued its strong upward trend. The solid cloud gross margin and operating margin (non-IFRS) at year-end are evidence that our focus on operational efficiency paid off. Our ambition announced at the beginning of the year to decouple revenue and expense growth rates has been achieved.

Topline growth drivers were RISE and GROW with SAP, and SAP Business AI, which was part of many new deals this year. Due to the growing demand for greater efficiencies and cost optimization, SAP’s cloud offerings resonated well, as they offer our customers a comprehensive approach to their cloud transition. Our company-wide restructuring program, which was announced in January 2024 and affected approximately 10,000 employees globally, addressed the need to build AI expertise in our workforce, and created efficiency gains.

Spurred on by the fast-paced development of (generative) AI in the market and the willingness of enterprises to leverage this technology in their business processes, SAP provided more than 100 SAP Business AI use cases in 2024. And, by the end of the year, SAP had embedded Joule, the SAP Business AI copilot launched in June 2023, across the whole product portfolio.

We remain vigilant in our execution to sustain growth and pave the way to long-term success.

Overall Financial Position

Executive Board’s Assessment

With the difficult macroeconomic environment as well as the developments and trends in the IT market outlined in the previous chapter, the course of business was favorable for SAP in 2024.

Noteworthy is the strong momentum in our cloud business: cloud revenue was up 25%, reaching €17.1 billion. SAP’s current cloud backlog (CCB) increased 32% to €18.1 billion, while total cloud backlog (TCB) increased 43% to €63.3 billion. Total revenue increased 10% to €34.2 billion. IFRS operating profit decreased to €4.7 billion, mainly attributable to the company-wide restructuring program. Non-IFRS operating profit increased 25% to €8.2 billion, mainly driven by the strong performance in SAP’s software licenses and support business together with disciplined execution of the company-wide restructuring program. Free cash flow decreased 19% to €4.1 billion, mainly due to payouts for the company-wide restructuring program.

Regarding SAP’s non-financial performance, the Customer Net Promoter Score increased 3 points to 12 (initial outlook: 9 to 13), the Employee Engagement Index decreased 6pp to 74% (initial outlook: 76% to 80%), our gross greenhouse gas emissions remained flat at 6.9 million tons (initial outlook: steadily decrease our carbon emissions across the relevant value chain), and the share of Women in Executive Roles increased 0.3pp to 22.5% (initial outlook: steadily increase the number of Women in Executive Roles).

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Performance Against Our Outlook for 2024 (Non-IFRS)

As in previous years, our 2024 operating profit-related goals and published outlook were based on our non-IFRS financial measures at constant currencies. In this section, we therefore discuss performance against our outlook in terms of non-IFRS numbers, unless otherwise stated, (at constant currencies) derived from IFRS measures. The subsequent section about IFRS operating results discusses numbers only in terms of IFRS; thus, the numbers in that section are not expressly identified as IFRS numbers.

Outlook for 2024 (Non-IFRS)

The initial outlook for 2024, based on SAP’s updated non-IFRS definition of profit measures (which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities (for more information, see the table Comparison of Outlook and Results for 2024), expected full-year cloud revenue to range between €17.0 billion and €17.3 billion, and cloud and software revenue to range between €29.0 billion and €29.5 billion. Furthermore, we expected operating profit (non-IFRS) to range between €7.6 billion and €7.9 billion, and free cash flow to be approximately €3.5 billion. We expected a full-year 2024 effective tax rate of approximately 32%.23

This initial outlook reflected SAP’s execution of its cloud strategy, which is accelerating cloud growth through the addition of new business and enhanced cloud adoption by current customers, driving SAP closer to its midterm objectives.

In April 2024 and July 2024, SAP confirmed its 2024 outlook for all the key performance indicators specified above.

In October 2024, SAP updated its 2024 outlook for cloud and software revenue, operating profit, and free cash flow, revising its expectations for cloud and software revenue upward from the previous range of between €29.0 billion and €29.5 billion at constant currencies to a range of between €29.5 billion and €29.8 billion at constant currencies (2023: €27.64 billion), thereby raising the midpoint by €400 million.

For non-IFRS operating profit, SAP adjusted its expectations upward from the previous range of between €7.6 billion and €7.9 billion at constant currencies to a range of between €7.8 billion and €8.0 billion at constant currencies (2023: €6.78 billion), raising the midpoint by €150 million.

SAP also raised its 2024 outlook for free cash flow from approximately €3.5 billion to a range of between €3.5 billion and €4.0 billion (2023: €5.08 billion).

In October 2024, SAP still expected cloud revenue to range between €17.0 billion and €17.3 billion at constant currencies (2023: €14.06 billion) and the effective tax rate (non-IFRS) to be approximately 32% (2023: 30.3%.)

23  We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

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2024 Actual Revenue and Profit Performance Compared to Outlook (Non-IFRS)

Cloud revenue is within the range of our revised 2024 outlook, with the combined cloud and software and operating profit exceeding the upper end of our outlook range.

Comparison of Outlook and Results for 2024

	Results for 2023	Outlook for 2024 (Integrated Report 2023)	Outlook for 2024 (Q1 Quarterly Statement)	Outlook for 2024 (Half-Year Report)	Revised Outlook for 2024 (Q3 Quarterly Statement)	Results for 2024
Cloud revenue (non-IFRS, at constant currencies)	€14.06 billion	€17.0 billion to €17.3 billion	€17.0 billion to €17.3 billion	€17.0 billion to €17.3 billion	€17.0 billion to €17.3 billion	€17.21 billion
Cloud and software revenue (non-IFRS, at constant currencies)	€27.64 billion	€29.0 billion to €29.5 billion	€29.0 billion to €29.5 billion	€29.0 billion to €29.5 billion	€29.5 billion to €29.8 billion	€29.96 billion
Operating profit (non-IFRS, at constant currencies)	€6.78 billion	€7.6 billion to €7.9 billion	€7.6 billion to €7.9 billion	€7.6 billion to €7.9 billion	€7.8 billion to €8.0 billion	€8.23 billion
Free cash flow	€5.09 billion	Approx. €3.5 billion	Approx. €3.5 billion	Approx. €3.5 billion	€3.5 billion to €4.0 billion	€4.11 billion
Effective tax rate (non-IFRS)	30.3%	Approx. 32%	Approx. 32%	Approx. 32%	Approx. 32%	32.3%

In today’s global economic environment, which is marked by international disruptions and a growing need for AI and data warehousing, the demand for our cloud solutions and services meets or even exceeds our revised forecasts, indicating strong business performance that we expect will drive continued cloud revenue growth.

Our current cloud backlog (contractually committed cloud revenue that we expect to recognize over the upcoming 12 months) reached €18.08 billion at actual currencies (€17.69 billion at constant currencies; 2023: €14.04 billion at constant currencies). This was an increase of 32% (29% on a constant currency basis; 2023: 27%).

On December 31, 2024, our total cloud backlog was up 43% to €63.29 billion (up 40% to €62.08 billion at constant currencies). Around 50% of our cloud order entries in the fourth quarter 2024 included SAP Business AI.

At constant currencies, the resulting cloud revenue grew from €14.06 billion in 2023 to €17.21 billion in 2024, in line with our guidance range of €17.0 billion to €17.3 billion. That represented an increase of 26% at constant currencies.

Cloud and software revenue grew 11% at constant currencies to €29.96 billion (2023: €27.64 billion at constant currencies), and thus ended higher than our revised outlook range for 2024 of €29.5 billion to €29.8 billion.

Total revenue on a constant currency basis grew 10% in 2024 to €34.31 billion (2023: €32.03 billion at constant currencies).

Operating expenses (non-IFRS) on a constant currency basis increased 6% in 2024 to €26.08 billion (2023: €25.25 billion at constant currencies).

Our expenses base in 2024 was impacted by our transformation to a fast-growing cloud business and by share-based compensation. For more information about share-based payments, see the Notes to the Consolidated Financial Statements, Note (B.3).

The cloud gross margin (non-IFRS) for 2024 was 73.3%, increasing 1.4pp at constant currencies year over year. Our cloud margin benefitted from a stronger increase in cloud revenue compared to its

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associated costs and the completion of the Next-Generation Cloud Delivery initiative in mid-2023 (modernization of our cloud delivery to enable a more resilient and scalable cloud infrastructure).

Our overall headcount increased by 1,519 full-time equivalents, or FTEs (607 thereof organically), primarily in the areas of research & development and cloud.

Non-IFRS operating profit in 2024 was €8.23 billion on a constant currency basis (2023: €6.78 billion at constant currencies), reflecting an increase of 26%. IFRS and non-IFRS operating profit and margin benefitted from a strong performance in SAP’s software licenses and support business and from disciplined execution of the 2024 transformation program.

Thus, non-IFRS operating profit came in above the target range (€7.8 billion to €8.0 billion at constant currencies).

We achieved an effective tax rate (non-IFRS) of 32.3%, which is in line with the outlook of approximately 32% (non-IFRS).

Operating Results (IFRS)24

This section on operating results (IFRS) discusses results only in terms of IFRS measures, so the IFRS numbers are not expressly identified as such.

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements, Note (A.1).

Total Revenue1
€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Total revenue rose from €31,207 million in 2023 to €34,176 million in 2024, representing an increase of €2,968 million, or 10%. This increase was predominantly driven by the revenues generated by our cloud business. Cloud revenue growth was largely due to a rise in the number of customers using multiple SAP solutions, with those using over four SAP solutions more than doubling since 2021 and now accounting for over 20% of our customer base.

Cloud and software revenue represented 87% of total revenue in 2024 (2023: 86%). Services revenue increased 1% from €4,283 million in 2023 to €4,346 million in 2024, which was 13% of total revenue (2023: 14%).

24  Total Revenue and Revenue by significant ESRS Sectors: ESRS 2 SBM-1 40 (b).

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Revenue by Revenue Type

€ millions

For a detailed description of our revenue types, see the Notes to the Consolidated Financial Statements, Note (A.1).

For more information about our regional performance, see the Revenue by Region section.

Cloud and Software Revenue1

€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue grew from € 26,924 million in 2023 to € 29,830 million in 2024, representing an increase of 11%.

Cloud Revenue1

€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics .

Cloud revenue increased €3,477 million, or 25%, from €13,664 million in 2023 to €17,141 million in 2024, fueled by Cloud ERP Suite revenue, which grew €3,540 million, or 33%, to €14,166 million in 2024 (2023: €10,626 million). Cloud ERP Suite contributed 83% to overall cloud revenue (2023: 78%). Cloud

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ERP Suite revenue growth benefitted from the accelerated transition of our customers to the cloud. Extension Suite cloud revenue grew from €2,290 million in 2023 to €2,435 million in 2024, representing an increase of 6%. In 2024, the IaaS cloud revenue declined €208 million, or 28%, to €540 million (2023: €748 million). For more information about Cloud ERP Suite, see the Performance Management System section.

The current cloud backlog increased €4,333 million, or 32%, to €18,078 million in 2024 (2023: €13,745 million). Our total cloud backlog increased 43% from €44.25 billion in 2023 to €63.29 billion in 2024.

Our software licenses revenue declined €365 million from €1,764 million in 2023 to €1,399 million in 2024. The continuous decline is in line with our cloud transformation.

The demand for SAP software helped us maintain a stable maintenance customer base for software support, resulting in software support revenue of €11,290 million in 2024 (2023: €11,496 million). The slight decline is attributable to the accelerated transition of our customers to the cloud. SAP Enterprise Support was the largest contributor to our software support revenue.

Software licenses and software support revenue decreased €572 million, or 4%, from €13,261 million in 2023 to €12,689 million in 2024.

More Predictable Revenue1

€ millions

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics

We define more predictable revenue as the sum of our cloud revenue and our software support revenue. Our more predictable revenue increased 13%, from €25,160 million in 2023 to €28,431 million in 2024. This increase was predominantly driven by the revenues generated by our cloud business. More predictable revenue accounted for 83% of our total revenue in 2024 (2023: 81%), continuing the upward trend from prior years.

Services revenue increased slightly, by €63 million, or 1%, from €4,283 million in 2023 to €4,346 million in 2024, fueled by consulting revenue and premium support revenue, which increased €99 million, or 3%, from €3,874 million in 2023 to €3,973 million in 2024. In 2024, consulting and premium support revenue contributed 91% of the total services revenue (2023: 90%) and 12% of total revenue (2023: 12%).

Revenue from other services decreased €36 million, or 9%, to €373 million in 2024 (2023: €409 million).

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Revenue by Region

Revenue by Region (Based on Customer Location)

€ millions

EMEA Region

In 2024, the EMEA region generated €15,575 million in revenue (2023: €14,004 million), which was 46% of total revenue (2023: 45%). Revenue in Germany increased 9% to €5,359 million (2023: €4,921 million). Germany contributed 34% (2023: 35%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Switzerland, and the United Kingdom.

Cloud and Software Revenue (EMEA)1

€ millions

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue generated in the EMEA region totaled €13,534 million (2023: €12,028 million), which represents 87% of all revenue from the region (2023: 86%). Cloud revenue in the EMEA region rose 32% to €6,892 million in 2024 (2023: €5,241 million). Software licenses and software support revenue decreased 2% to €6,643 million in 2024 (2023: €6,787 million).

Americas Region

In 2024, 40% of our total revenue was generated in the Americas region (2023: 41%). Total revenue in the Americas region increased 8% to €13,808 million (2023: €12,762 million). Revenue in the United States increased to €11,056 million (2023: €10,204 million). The United States contributed 80% (2023: 80%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue increased 8% to €2,752 million. The remaining revenue in the Americas region was primarily generated in Brazil, Canada, and Mexico.

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Cloud and Software Revenue (Americas)1

€ millions

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue generated in the Americas region totaled €11,987 million (2023: €10,959 million), which represents 87% of all revenue from the region (2023: 86%). Cloud revenue in the Americas region rose 19% to €7,872 million in 2024 (2023: €6,642 million). The United States contributed 80% of cloud revenue generated in the Americas region. Software licenses and software support revenue in the Americas regions amounted to €4,116 million in 2024 (2023: €4,317 million).

APJ Region

In 2024, 14% of our total revenue was generated in the APJ region (2023: 14%). Total revenue in the APJ region increased 8% to €4,793 million (2023: €4,441 million). Total revenue in Japan increased to €1,388 million (2023: €1,243 million). Revenue from Japan accounted for 29% of all revenue generated in the APJ region (2023: 28%). In the remaining countries of the APJ region, revenue increased 6%. Revenue in the remaining countries of the APJ region was primarily generated in Australia, China, and India.

Cloud and Software Revenue (APJ)1

€ millions

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue in the APJ region totaled €4,308 million (2023: €3,937 million). That represents 90% of all revenue from the region (2023: 89%). Cloud revenue in the APJ region rose 33% to €2,377 million in 2024 (2023: €1,781 million). Software licenses and software support revenue decreased from €2,156 million in 2023 to €1,931 million in 2024.

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Operating Profit and Operating Margin

Operating profit decreased to €4,665 million and operating margin declined 4.9pp to 13.6%. Operating profit was impacted by a reduced contribution from software licenses revenue and from increased total operating expenses.

In 2024, SAP increased its focus on key strategic growth areas, in particular business AI. To this end, as announced in January 2024, SAP is executing a company-wide restructuring program which will conclude in early 2025. In 2024, SAP recognized restructuring expenses amounting to €3,144 million (2023: €215 million). For more information about the 2024 transformation program, see the Notes to the Consolidated Financial Statements, Note (B.6).

Share-based payment expenses rose to €2,385 million (2023: €2,220 million), mainly due to an increase in the SAP share price of more than €95 in 2024 (compared to an increase of more than €40 in 2023) and SAP’s temporarily increased contribution (from 40% to 100% from October to December 2024) to the Own SAP Plan to recognize its employees’ contribution to SAP’s success in 2024. For more information about share-based payments, see the Notes to the Consolidated Financial Statements, Note (B.3).

Furthermore, operating profit was impacted by expenses for sales and marketing initiatives to capture current and future growth opportunities.

Operating Profit1

€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Operating Margin1

€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

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Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of costs for deploying and operating cloud solutions, the cost of developing custom solutions that address customers’ specific business requirements, and customer support costs.

Cost of cloud and software benefitted from prior-year investments into the Next Generation Cloud Delivery campaign, which entailed the modernization of our cloud delivery to enable a more resilient and scalable cloud infrastructure and ended mid-2023.

In 2024, the cost of cloud and software increased 12% to €5,922 million (2023: €5,267 million) and our cloud margin increased 1.2pp from 71.6% in 2023 to 72.8% in 2024, based on strong revenue growth paired with a slower growth in cost of cloud due to a scalable cloud infrastructure and operational efficiency. The software licenses and software support margin was 90.1% in 2024, 0.5pp above the prior-year level (2023: 89.6%). Software licenses and software support revenue decreased 4% to €12,689 million (2023: €13,261 million), primarily attributable to a 21% decline in software license revenue. Software licenses and software support costs decreased 9% year over year to €1,262 million (2023: €1,383 million).

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services, and training courses, and the cost of bought-in consulting and training resources. The cost of services decreased 3% to €3,321 million (2023: €3,407 million). Our gross margin on services, which is defined as services profit as a percentage of services revenue, increased 3.1pp to 23.6% (2023: 20.5%). As our services business trends away from traditional software licensing and consulting revenue toward more subscription revenue from cloud solutions, we continue to adjust our service delivery resources to support our cloud offerings.

Research and Development

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors whom we retain to assist in our R&D activities, data center infrastructure used for R&D activities, and depreciation of the computer hardware and amortization of the software we use for our R&D activities.

The R&D expense rose 3% to €6,514 million in 2024 from €6,324 million in 2023. This increase was mainly due to higher personnel costs driven by higher share-based payment expenses. R&D expense as a percentage of total revenue decreased to 19.1% in 2024 (2023: 20.3%). For more information, see the Our Investments in Innovation section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense grew 3% from €8,828 million in 2023 to €9,090 million in 2024. This increase is mainly attributable to several marketing initiatives to capture current and future growth opportunities.

The ratio of sales and marketing expense to total revenue, expressed as a percentage, decreased 1.7pp in 2024 to 26.6% (2023: 28.3%).

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration, human resources, and corporate functions.

General and administration expense increased 5% from €1,364 million in 2023 to €1,435 million in 2024. This increase is primarily due to higher personnel expenses in 2024, the majority thereof due to

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higher share-based payment expenses. The ratio of general and administration expense to total revenue decreased 0.2pp year over year to 4.2% (2023: 4.4%).

Segment Information

At the end of 2024, SAP had one operating segment. In January 2025, SAP announced several organizational changes. As a result of these, SAP is currently assessing a separate operating segment for the services function within the Customer Services & Delivery (CS&D) Board Area, led by Thomas Saueressig.

For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Note (C.1) and Note (C.2). For more information about our operating performance, see the Operating Results (IFRS) section.

Financial Income, Net

Financial income, net, improved to €398 million (2023: –€456 million). Our finance income was €1,429 million (2023: €857 million) and our finance costs were €1,031 million (2023: €1,313 million).

Finance income primarily consists of interest income on investments in the amount of €631 million (2023: €486 million), of gains from IFRS 9-related fair value adjustments, mainly of Sapphire Ventures investments, and of the disposal of equity securities totaling €779 million (2023: €380 million).

Finance costs mainly consist of interest expense on financial liabilities and from derivative instruments amounting to €545 million (2023: €639 million), and of IFRS 9-related fair value adjustments or losses from disposal of Sapphire Ventures investments totaling €316 million (2023: €525 million). For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (D.1) and Note (E.3).

Income Taxes

The effective tax rate in 2024 was 33.9% (2023: 32.6%). The year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring. This effect was partly compensated by changes in tax exempt income. For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (C.5).

Profit After Tax and Earnings per Share

Profit after tax decreased to €3,150 million in 2024 (2023: €3,600 million).

Profit After Tax

€ millions | change since previous year

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

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Basic earnings per share decreased to €2.68 (2023: €3.11). The number of shares outstanding decreased to 1,166 million in 2024 (2023: 1,167 million).

Earnings per Share

€ | change since previous year

Dividend

We hold the view that our shareholders should benefit appropriately from the profit the Company made in 2024. On June 5, 2024, we updated our dividend policy. The new policy is to pay a dividend of at least 40% of the SAP Group’s non-IFRS profit after tax from continuing operations (previously: at least 40% of the Group’s IFRS profit after tax).

The Executive Board and the Supervisory Board of SAP SE will recommend to the Annual General Meeting of Shareholders in May 2025 a total dividend for 2024 of €2.35 per share (2023: €2.20). Based on this recommendation, the overall dividend payout ratio (which means the total distributed dividend as a percentage of non-IFRS profit after tax from continued operations) would be 52% (2023: 59%). The proposed dividend represents a 7% increase over the total dividend in 2024.

If the shareholders approve this recommendation, and based on the number of treasury shares as at December 31, 2024, the total amount distributed in dividends will be €2,741 million. The actual amount distributed could be different from this total amount, because the number of shares held as treasury stock might change before the Annual General Meeting of Shareholders. In 2024, we distributed €2,565 million in dividends.

For more information about the development of our profit after tax, see the sections Financial Income, Net, Income Taxes, and Profit After Tax and Earnings per Share.

Dividend per Share

€ | change since previous year

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Finances (IFRS)

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our financial obligations at all times. Most SAP entities have their liquidity managed centrally by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets help keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have corresponding underlying transactions. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are documented in our Treasury Guideline, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements, Note (F.1) and Note (F.2).

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will enable us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of independence, and financial flexibility. For more information about the capital structure and its analysis, see the Assets (IFRS) section and the Notes to the Consolidated Financial Statements, Note (E.1).

The long-term credit rating for SAP SE is “A+” by S&P Global Ratings (stable outlook). Moody’s upgraded our credit rating to “A1” (stable outlook) on March 20, 2024.

On May 16, 2023, SAP announced a new share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As at December 31, 2024, SAP had repurchased 10,865,684 shares at an average price of €188.19, with a purchased volume of approximately €2 billion under the program in 2024. Since the start of the program, SAP has repurchased 18,429,480 shares at an average price of €162.46, resulting in a purchased volume of approximately €3 billion.

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2024, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Our investments in financial assets of issuers with a credit rating lower than BBB were not material in 2024.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2025 and, together with expected cash flows from operations, will support debt repayments, currently planned capital expenditure requirements, and capital returns to our shareholders over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow, to maintain flexibility, and/or limit repayment risk.

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Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. In recent years, we were able to repay additional debt within a short period of time due to our persistently strong free cash flow. For more information about the financial debt, see the Cash Flows and Liquidity section.

Credit Facilities

Other sources of liquidity are available to us through various credit facilities, if required.

To retain high financial flexibility, SAP SE entered into a €3 billion syndicated revolving credit facility on March 8, 2023, with an initial term of five years plus two one-year extension options. In 2024, the initial term of this facility was extended for an additional period of one year until March 2029. A possible future utilization is not subject to any financial covenants. So far, we have not used, and do not currently foresee any need to use, this credit facility.

As at December 31, 2024, SAP SE had additional available credit facilities totaling €1.2 billion, and utilized €1.0 billion thereof through short-term money market loans. Several other SAP entities have credit facilities available that allow them to borrow funds at prevailing interest rates.

Financial Debt

Financial debt is defined as the nominal volume of bank loans, commercial paper, private placements, and bonds.

Maturity Profile of Financial Debts

€ millions

The nominal volume of financial debt on December 31, 2024, included amounts in euros (€9,385 million) and U.S. dollars (€96 million). On December 31, 2024, approximately 62% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

For information about the intended repayments, see the goals for liquidity and finance in the Financial Targets and Prospects section.

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Financial Debt by Instrument

Financial Debt

€ millions

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (E.3).

Cash Flows and Liquidity

2024 Actual Cash Flow and Liquidity Performance Compared to Outlook

We met or exceeded the revised outlook for 2024.

€ billions	2023 Results	2024 Outlook[1]	2024 Results
Free cash flow	5.09	3.5 to 4.0	4.11

1 The 2024 outlook was communicated in January 2024 and revised in October 2024. The 2024 outlook numbers above reflect the revised outlook from October 2024.

Group Liquidity and Net Liquidity/Net Debt

€ millions	2024	2023	∆
Cash and cash equivalents	9,609	8,124	1,485
Current time deposits and debt securities	1,471	3,151	–1,680
Group liquidity	11,080	11,275	–195
Current financial debt	–3,639	–1,143	–2,496
Non-current financial debt	–5,746	–6,612	866
Financial debt	–9,385	–7,755	–1,631
Net liquidity (+)/net debt (–)	1,695	3,521	–1,825
Lease liabilities	–1,715	–1,621	–93
Net liquidity (+)/net debt (–) including lease liabilities	–19	1,899	–1,919

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturities of three months or less) and current investments (for example, time deposits and debt securities with original maturities of greater than three months, and remaining maturities of less than one year included in current other financial assets). Group liquidity on December 31, 2024, primarily comprised amounts in euros and U.S. dollars.

The net decrease in group liquidity compared to 2023 is mainly due to payouts from our restructuring program and the share buyback program, which were mainly offset by higher net borrowings.

Net liquidity/net debt is group liquidity less financial debt. For more information about our liquidity, see the Notes to the Consolidated Financial Statements, Note (E.3).

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For more information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Development of Net Debt

		2024	2023 [1]
Net liquidity (+)/net debt (–) 12/31/2023 (PY: 12/31/2022)	Free Cash Flow	3,521	–2,070
Net cash flows from operating activities – continuing operations	4,113	5,220	6,210
Capital expenditure		–797	–785
Lease payments		–310	–332
Business combinations		–1,114	–1,168
Dividends		–2,565	–2,395
Treasury shares		–2,106	–949
Net proceeds from Qualtrics sale		0	5,510
Other		–155	–500
Net liquidity (+)/net debt (–) 12/31/2024 (PY: 12/31/2023)		1,695	3,521
[1] Net debt as at December 31, 2022 includes continuing and discontinued operations, net liquidity/net debt as at December 31, 2023 only includes continuing operations.

Analysis of Consolidated Statements of Cash Flow

€ millions	2024	2023	∆ in %
Net cash flows from operating activities	5,220	6,210	–16
Net cash flows from investing activities	–656	–4,603	–86
Net cash flows from financing activities	–3,412	–7,758	–56

In 2024, cash inflows from operating activities decreased €990 million to €5,220 million (2023: €6,210 million). This is particularly due to significantly higher restructuring payouts (€2.5 billion in 2024 compared to €0.2 billion in 2023), increased share-based payments (€1.3 billion in 2024 compared to €1.1 billion in 2023), and higher income tax payments of €2.3 billion in 2024 (€2.2 billion in 2023). Prepayments to suppliers and to the tax authorities increased €0.3 billion in 2024. Cash collected from customer contracts increased in 2024, driven by continued revenue growth, improved collection effectiveness, and approximately €0.2 billion in customer payments before the due date in late December. In 2024, we discontinued the SAP-triggered financing (2023: €0.2 billion).

Cash outflows from investing activities totaled €656 million in 2024, compared to €4,603 million in 2023. We decreased our short-term time deposits and debt instruments by €1.7 billion in 2024 (2023: increased by €2.5 billion). We paid €1.1 billion, net of cash received, in 2024, chiefly to acquire WalkMe, compared to €1.2 billion in 2023, which was mainly used for the acquisition of LeanIX. Capital expenditure on intangible assets and property, plant, and equipment remained at €0.8 billion (€0.8 billion in 2023). For more information about current and planned capital expenditures, see the Assets (IFRS) section and the Investment Goals section.

In 2024, free cash flow (for the definition, see the Performance Management System section) decreased to €4,113 million (2023: €5,093 million). The free cash flow conversion rate, defined as free cash flow as a percentage of profit after tax, decreased to 131% (2023: 141%). Since December 2024, our forecasted exposure hedging strategy is aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year. For more information, see the Notes to the Consolidated Financial Statements, Note (F.1).

Net cash outflows from financing activities were €3,412 million in 2024, compared to €7,758 million in 2023. In September 2024, SAP secured a short-term loan of €1.25 billion to finance the WalkMe acquisition, with flexible repayment terms through September 2025. In December 2024, SAP raised a total of €1 billion via bilateral credit lines with a term of one year as well as €0.5 billion via two commercial paper tranches of €0.25 billion each. Additionally, we repurchased shares with a volume of

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€2.1 billion in 2024 as part of our share buyback program. Apart from the buyback of shares, cash outflows in 2024 resulted from the repayment of €0.85 billion in Eurobonds, and US$0.32 billion in U.S. private placements upon maturity. In 2023, we repurchased shares worth €0.95 billion as part of the share buyback program. Further cash outflows in 2023 resulted from the repayment of €1.6 billion in Eurobonds, €1.45 billion in loans, and €0.93 billion in commercial paper upon maturity.

In 2024, we distributed €2,565 million in dividends, compared to €2,395 million in the previous year.

Assets (IFRS)

Analysis of Consolidated Statements of Financial Position

Total assets increased 8% year over year to €74,122 million.

Assets

Percent

Total current assets increased 4% in 2024 from €20,571 million to €21,401 million, resulting from an increase in cash and cash equivalents from €8,124 million to €9,609 million due to higher net borrowings, and from a decrease in other financial assets from €3,344 million to €1,629 million, which was mainly driven by payouts from our restructuring program and the share buyback program.

Total non-current assets increased 10% to €52,721 million (2023: €47,760 million). This change resulted from an increase in goodwill from €29,081 million to €31,147 million due to goodwill additions related to the WalkMe acquisition and currency adjustments, as well as an increase in other financial assets from €5,543 million to €7,141 million due to an increase in equity investments and related currency adjustments.

Investment in Goodwill, Intangible Assets, and Property, Plant,
and Equipment
(Incl. Additions from Business Combinations)

€ millions | change since previous year

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Liabilities

Percent

Current liabilities increased 30% to €19,079 million in 2024 (2023: €14,641 million). This was mainly due to an increase in bank loans in current financial liabilities and an increase in contract liabilities.

Total non-current liabilities decreased 10% to €9,235 million in 2024 compared to the previous year’s figure of €10,284 million. This was mainly due to a decrease in bonds and similar financing in non-current financial liabilities. For more information about our financing activities in 2024, see the Finances (IFRS) section.

The equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased 2pp to 62% (2023: 64%).

Equity Ratio

Percent | change since previous year

Principal Investments Currently in Progress

In 2024, we finalized various construction projects and continued construction activities in several locations. We plan to finance all of these projects from operating cash flow. Our most important projects are listed below.

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total Cost	Costs Incurred as at 12/31/2024	Estimated Completion Date
Germany	Walldorf	General renovation of headquarters building for approx. 1,600 employees	232	50	March 2027
India	Bangalore	New office building for approx. 3,500 employees	86	47	December 2025

For more information about our planned investment expenditures, see the Investment Goals section. There were no material divestitures of facilities within the reporting period.

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Report on the Financial Performance of SAP SE

SAP SE is headquartered in Walldorf, Germany, and is the parent company of the SAP Group, which comprises 226 companies. SAP SE is the Group holding company and employs most of the Group’s Germany-based development and service and support personnel.

As the owner of the intellectual property in most SAP software, SAP SE derives its revenue mainly from software license fees it charges subsidiaries for the right to market and maintain SAP software solutions and bears the bulk of the Group-wide research and development expenses.

With effect from January 1, 2024, based on a merger agreement concluded on June 17, 2024, SAP SE took over all assets and liabilities of Hybris GmbH, Munich, Germany. The merger was conducted at book value.

The SAP SE annual financial statements are prepared in accordance with the reporting standards in the German Commercial Code and the German Stock Corporation Act. The full SAP SE annual financial report and unqualified audit report are submitted to the operator of the Unternehmensregister (German Business Register) for publication and inclusion. It is available from SAP SE on request.

Product revenue and operating profit are defined as the most significant financial performance indicators with regard to SAP SE’s standalone financial statements.

Performance Against Our Outlook for 2024

	Results for 2023	Outlook for 2024 (Integrated Report 2023)	Results for 2024
Product revenue	€14,055 million	Slight increase	€15,125 million
Operating profit	€4,396 million	Significant decrease	–€442 million

Product revenue and operating income are within our outlook for 2024.

The course of business for SAP SE was favorable in 2024.

Income

SAP SE’s income statement is classified following the nature of expense method and presents amounts in millions of euros.

SAP SE Income Statement − German Commercial Code (Short Version)

€ millions	2024	2023
Total revenue	21,412	19,018
Other operating income	1,058	4,996
Cost of services and materials	–13,644	–12,217
Personnel expenses	–3,690	–3,386
Depreciation and amortization	–641	–686
Other operating expenses	–4,937	–3,329
Operating profit	–442	4,396
Finance income	988	897
Income before taxes	546	5,292
Income taxes	–180	–504
Income after taxes	366	4,788
Other taxes	–17	–23
Net income	349	4,766

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The total revenue of SAP SE in 2024 was €21,412 million (2023: €19,018 million), an increase of 13%. Product revenue increased 8% to €15,125 million (2023: €14,055 million). As in previous years, product revenue was primarily generated from license fees paid by subsidiaries of SAP SE.

Service revenue increased 9% to €1,165 million in 2024 (2023: €1,065 million), while other revenue increased 31% to €5,122 million (2023: €3,898 million).

SAP SE operating profit decreased €4,838 million to –€442 million (2023: €4,396 million). Other operating income decreased €3,936 million to €1,058 million (2023: €4,996 million). The year-over-year decrease is primarily due to a prior-year profit of €3,749 million in gains from the disposal of affiliated companies as a result of the intra-Group share buyback by SAP America Inc.

SAP SE cost of services and materials increased 12% to €13,644 million (2023: €12,217 million). Services received increased €1,610 million to €11,787 million (2023: €10,177 million), mainly due to increased services received in the context of intra-Group cost allocations. The costs for licenses and commissions decreased €185 million to €1,822 million (2023: €2,006 million).

SAP SE personnel expenses, mainly the labor cost of software developers, service and support employees, and administration staff employed by SAP SE, increased 9% to €3,690 million (2023: €3,386 million), primarily due to an increase in stock based compensation expenses and an increased headcount in the reporting year.

Other operating expenses increased €1,608 million to €4,937 million (2023: €3,329 million). This increase is mainly attributable to a €1,506 million increase in restructuring expenses and a €253 million increase in services purchased. The increase was partly offset by a €96 million decrease in currency exchange losses and a €112 million decrease in other expenses.

Finance income was €988 million (2023: €897 million), representing a year-over-year increase of €91 million. This increase is primarily due to a 228 million increase in results from profit and loss transfer agreements, a €30 million increase in income from investments and a €15 million decrease in write-downs on financial assets. The increase was partly offset by a €159 million decrease in net interest income and a €21 million decrease in income from other securities and loans.

SAP SE income before taxes decreased €4,747 million to €546 million (2023: €5,292 million). Income taxes decreased €324 million to €180 million (2023: €504 million). After deducting taxes, the resulting net income was €349 million (2023: €4,766 million), representing a decrease of €4,416 million year over year.

Assets and Financial Position

In 2024, SAP SE total assets closed at €47,786 million (2023: €47,752 million).

SAP SE Balance Sheet as at December 31 − German Commercial Code (Short Version)

€ millions	2024	2023
Assets
Intangible assets	659	1,111
Property, plant, and equipment	1,562	1,451
Financial assets	36,114	34,323
Fixed assets	38,334	36,885
Inventories	0	1
Accounts receivable and other assets	5,914	5,712
Marketable securities and liquid assets	1,709	3,778
Short-term assets	7,623	9,491
Prepaid expenses and deferred charges	951	774
Deferred taxes	878	602
Surplus arising from offsetting	0	0

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€ millions	2024	2023
Total assets	47,786	47,752

Equity and liabilities
Shareholders' equity	13,638	15,945
Provisions	2,947	2,846
Liabilities	31,187	28,951
Deferred income	14	10
Total shareholders' equity and liabilities	47,786	47,752

Intangible assets decreased €452 million year over year to €659 million (2023: €1,111 million), mainly due to scheduled depreciations on intangibles.

Financial assets increased €1,791 million year over year to €36,114 million (2023: €34,323 million). This was mainly due to additions to the shares in affiliated companies amounting to €1,782 million. Of this amount, €1,311 million was attributable to the acquisition of WalkMe Ltd., Tel Aviv-Jaffa, Israel.

The €202 million increase in accounts receivable and other assets was primarily the result of a €150 million increase in receivables from affiliated companies and a €47 million increase in other assets.

Marketable securities and liquid assets decreased €2,071 million to €1,709 million (2023: €3,778 million).

SAP SE shareholders’ equity decreased 14% to €13,638 million (2023: €15,945 million). Against outflows of €2,565 million associated with the payment of the dividend and €2,108 million for the repurchase of stock in treasury, there was a €349 million increase due to net income and €2,017 million from the issuance of treasury stock to serve the share-based payments of employees. The equity ratio (that is, the ratio of shareholders’ equity to total assets) at year end 2024 was 29% (2023: 33%).

Provisions increased €101 million to €2,947million (2023:: €2,846 million). Other provisions increased €279 million to €2,370 million (2023: €2,091 million), primarily as the result of an increase in other obligations toward employees and provisions for stock-based compensation. Provisions for tax decreased €175 million to €566 million (2023: €741 million).

Liabilities increased €2,236 million to €31,187 million (2023: €28,951 million). This increase mainly resulted from an increase in liabilities to financial institutions of €2,750 million and a €260 million increase in liabilities to affiliated companies. The increase was partly offset by a scheduled repayment of a bond in the total amount of €850 million and a €65 million decrease in trade payables.

The statements made for the SAP Group with respect to capital structure, capital expenditures, and liquidity are mainly equally applicable to SAP SE. For more information, see the Finances (IFRS) section and the Assets (IFRS) section.

Opportunities and Risks

SAP SE is subject to essentially the same opportunities and risks as the SAP Group. For more information, see the Risk Management and Risks section and the Expected Developments and Opportunities section.

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Corporate Governance Fundamentals

The German Commercial Code, section 315d in connection with section 289f, requires that, as a listed company, SAP SE publish a corporate governance statement either as part of our management report or on our website. The Executive Board and the Supervisory Board of SAP SE issued the Corporate Governance Statement on February 18, 2025, and published it on our website at www.sap.com/corporate-en/investors/governance.

Changes in Management

On May 6, 2024, SAP announced that the SAP Supervisory Board had extended the contract of CEO and Executive Board member Christian Klein for three years until the end of April 2028, and had appointed him chairperson of the Executive Board.

On July 30, 2024, SAP announced that the SAP Supervisory Board had reached a mutual agreement with the Executive Board members Scott Russell and Julia White that they would leave the Company’s Executive Board effective August 31, 2024.

On September 3, 2024, SAP announced that the SAP Supervisory Board had reached a mutual agreement with Chief Technology Officer and Executive Board member Juergen Mueller that he would leave the Company’s Executive Board effective September 30, 2024. Prior to this, on April 2, 2024, his contract had been extended for three years until the end of 2027.

Information Concerning Takeovers

Information required under the German Commercial Code, sections 289a and 315a, with an explanatory report:

Composition of share capital: For information about the composition of SAP SE’s share capital as at December 31, 2024, see the Notes to the Consolidated Financial Statements, Note (E.2). Each share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the New York Stock Exchange (NYSE) in the United States. ADRs are certificates representing non-U.S. shares and are traded on U.S. stock exchanges instead of the underlying shares. One SAP ADR corresponds to one SAP share.

Restrictions applying to share voting rights or transfers: SAP shares are not subject to transfer restrictions. SAP held 61,914,771 treasury shares on December 31, 2024 (see the Notes to the Consolidated Financial Statements, Note (E.2)). Treasury shares do not carry voting rights, dividend rights, or any other rights. We are not aware of any other restrictions applying to share voting rights or to share transfers.

Shareholdings that exceed 10% of the voting rights: We are not aware of any direct or indirect SAP SE shareholdings that exceed 10% of the voting rights.

Shares with special rights conferring powers of control: No SAP shareholder has special rights conferring powers of control.

Type of control over voting rights applying to employee shareholders who do not directly exercise their control rights: As with other shareholders, employee holders of SAP shares exercise their control rights in accordance with applicable law and the Articles of Incorporation. In votes on the formal approval of their acts at the Annual General Meeting of Shareholders, employee representatives on the Supervisory Board, as with all other members of the Supervisory Board, are prohibited from exercising the voting rights associated with their shares.

Requirements concerning appointments and dismissals of members of the Executive Board and amendments to the Articles of Incorporation: Conditions for the appointment and dismissal of

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members of the Executive Board and amendments to the Articles of Incorporation reflect the relevant provisions of applicable European and German law, including Council Regulation (EC) No. 2157/2001 on the Statute for a European Company (“SE Regulation”) and the German Stock Corporation Act. Under the Articles of Incorporation, the Executive Board consists of at least two members, who are appointed for a period of not more than five years by the Supervisory Board in accordance with the SE Regulation, articles 39 and 46. The Supervisory Board decides on the number of members of the Executive Board. Executive Board members may be reappointed for, or their term of office extended by, a maximum of five years. A simple majority of the Supervisory Board members is required for Executive Board appointments. In the event of a tie, the chairperson of the Supervisory Board has the deciding vote. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Supervisory Board can revoke appointments to the Executive Board in accordance with the SE Regulation, article 9, and the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the SE Regulation, article 9, and the German Stock Corporation Act, section 85. In accordance with the SE Regulation, article 59, and the German Stock Corporation Act, section 179, an amendment of the Articles of Incorporation requires a resolution of the General Meeting of Shareholders with a majority of at least three-quarters of the valid votes cast. For any amendments of the Articles of Incorporation that require a simple majority for stock corporations established under German law, however, the simple majority of the valid votes cast is sufficient if at least half of the subscribed capital is represented or, in the absence of such quorum, the majority prescribed by law (that is, two-thirds of the votes cast, pursuant to article 59 of the SE Regulation) is sufficient. Section 11 (2) of the Articles of Incorporation authorizes the Supervisory Board to amend the Articles of Incorporation where such amendments only concern the wording.

Power to issue and repurchase shares: The Annual General Meeting of Shareholders on May 12, 2021, granted powers to the Executive Board, subject to the consent of the Supervisory Board, to issue convertible and/or warrant-linked bonds, profit-sharing rights and/or income bonds (or combinations of these instruments), and to grant conversion or option rights in respect of SAP SE shares representing a total attributable portion of the share capital of not more than €100 million secured by a corresponding amount of contingent capital. These powers will expire on May 11, 2026. The Executive Board is also authorized until May 19, 2025, to increase the share capital by not more than €250 million by issuing new shares against contributions in cash and to increase the share capital by not more than €250 million by issuing new shares against contributions in cash or in kind. For more information about the different tranches of authorized capital and the aforementioned contingent capital, see the Articles of Incorporation, section 4.

The Annual General Meeting of Shareholders on May 11, 2023, granted a power to the Executive Board in accordance with the German Stock Corporation Act, section 71 (1)(8), to buy back for treasury on or before May 10, 2028, SAP SE shares attributable in total to not more than €120 million of the share capital. This power is subject to the proviso that the shares repurchased, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not in total exceed 10% of SAP’s share capital. Executive Board powers, such as those described to issue and repurchase stock and to grant rights of conversion and subscription to shares of SAP, are widely followed common practice among German companies such as SAP. These powers give the Executive Board the flexibility it needs, in particular, the option to use SAP shares as consideration in equity investments, raise funds on the financial markets at short notice on favorable terms, or return value to shareholders during the course of the year.

Material agreements with change-of control provisions: SAP SE has concluded the following material agreements with provisions that take effect in the event of a change of control, whether following a takeover bid or otherwise:

The terms of SAP’s existing syndicated €3 billion revolving credit facility include a change-of-control clause. For more information about this syndicated credit facility, see the Notes to the Consolidated Financial Statements, Note (F.1). This clause obliges SAP SE to notify the banks in case of a change of control. If, on receiving the notification, banks that represent at least two-thirds of the credit volume so require, the banks have the right to cancel the credit facility and demand complete repayment of the

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outstanding debt. If no continuation agreement is reached, the credit facility would end and the obligation to repay would become effective at an ascertainable time.

SAP had bonds totaling €6.25 billion and US$0.3 billion outstanding as at December 31, 2024. For more information about SAP’s bonds, see the Notes to the Consolidated Financial Statements, Note (E.3). Under the terms agreed with the buyers, we are required to notify the buyers, without delay, of any change of control. If there is a change of control and SAP is consequently assigned a lower credit rating within a defined period, buyers are entitled to demand repayment.

Under the terms of our U.S. private placements totaling approximately US$0.1 billion as at December 31, 2024, we are required to offer lenders repayment of outstanding debt if there is a change of control and SAP is consequently assigned a lower credit rating within a defined period. For more information about these private placements, see the Notes to the Consolidated Financial Statements, Note (E.3). Lenders would have up to 30 days to accept the offer.

Furthermore, in 2024 SAP drew a bilateral bank loan of €1.25 billion, which was fully outstanding as at December 31, 2024. The loan agreement contains a change-of-control clause pursuant to which SAP is obliged to notify the bank of a change of control. On receiving the notification, the bank has the right to terminate the loan and demand complete repayment of the outstanding debt. If no continuation agreement is reached, the termination of the loan, and the obligation to repay, would become effective at an ascertainable time.

We have entered into relationships with other companies to jointly develop and market new software products and cloud solutions. These relationships are governed by development and marketing agreements with the respective companies. Some of the agreements include provisions that, in the event of a change of control over one of the parties, give the other party a right to consent to the assignment of the agreement or to terminate it.

Change-of-control provisions in Executive Board compensation agreements: Agreements have been concluded with the members of the Executive Board of SAP SE concerning compensation in the event of a change of control. These agreements, which are customary internationally, are described in the Compensation Report. We have no analogous compensation agreements with our other employees.

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Risk Management and Risks

Our Risk Management

Internal Control and Risk Management Systems25

As a global company, SAP is exposed to a broad range of risks across our business operations. Consequently, our Executive Board has established comprehensive internal control and risk management structures that enable us to identify and analyze risks early and take appropriate action. Our internal control and risk management systems are designed to identify potential events that could negatively impact the Company and to provide reasonable assurance regarding the operating effectiveness of our internal controls over our financial reporting.

These systems comprise numerous control mechanisms and are an essential element of our corporate decision-making process; they are therefore implemented across the entire Group as an integral part of SAP’s business processes. We have adopted an integrated internal control and risk management approach to help maintain appropriate and effective global risk management while also enabling us to aggregate risks and report on them transparently.

Appropriateness and Effectiveness of SAP’s Entire Internal Control and Risk Management System26

We have a governance model in place across the internal control and risk management systems, as well as a central software solution to store, maintain, and report all risk-relevant information. Furthermore, SAP monitors risks relating to material sustainability matters. The governance model, policies, guidelines, and control measures we have implemented relative to these topics are described in the respective chapters in this Combined Management Report. SAP continuously reviews and adjusts its entire internal control and risk management system as well as the policies and guidelines we have implemented regarding material sustainability topics. We considered the results from external audits, such as the audit of our internal control system for financial reporting and early risk detection system conducted by our auditor BDO, as well as internal sources, such as audit reports from our Global Risk & Assurance Services (GR&AS) team, to evaluate the effectiveness of our internal control and risk management systems. If issues are identified, SAP takes remedial action. While the non-financial internal control system has not yet reached the same maturity level as the financial internal control system, no material indication has come to our attention that SAP’s entire internal control and risk management system is not appropriate or effective.

Legal and Regulatory Requirements

Due to our public listings in both Germany and the United States, we are subject to both German and U.S. regulatory requirements that relate to internal controls and risk management over financial reporting, such as provisions in the German Stock Corporation Act, section 91 (2) and (3), the U.S. Sarbanes-Oxley Act (SOX) of 2002, specifically sections 302 and 404, and the German Corporate Governance Code. Hence, our Executive Board has established an early warning system (risk management system) to enable transparent risk disclosures and compliance with applicable regulations.

25 SAP’s ESG compliance framework and internal ESG controls: ESRS 2 GOV-5 36.

26 The appropriateness and effectiveness of SAP’s entire internal control and risk management system, except for the internal control system for financial reporting and early risk detection system, was neither part of the statutory audit nor the independent limited assurance engagement performed by our external auditor.

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Risk Management Policy and Framework

The risk management policy issued by our Executive Board governs how we manage risk in line with the Company’s risk appetite and defines a methodology that is applied uniformly across all parts of the SAP Group.

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems, information, and our customers’ data. Our cybersecurity risk management program and processes are part of our risk management policy, and are aligned with the methodologies, reporting channels, and governance processes that apply across our enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas of the SAP Group.

Risk Management Pillars

Our risk management system is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) entitled “Enterprise Risk Management – Integrating with Strategy and Performance.” Updated in 2017, this framework is built on four pillars, namely: a global risk management governance framework, a dedicated risk management policy, a global risk management organization, and a standardized risk management methodology.

In accordance with the COSO framework, SAP’s enterprise risk management covers risks in the areas of strategy, operations, finance, and compliance (the latter also covers ethical behavior, corporate governance, and sustainability).

Our Global Risk Management Governance Framework27

The risk management governance framework at SAP represents a comprehensive system of approaches and processes to ensure control through a clearly structured risk management system and a supporting risk culture. The risk culture is considered the basis of SAP’s risk management system. Risk culture at SAP comprises a system of values, beliefs, knowledge, attitudes, and understanding concerning risks and risk management as part of our corporate culture. To support and continuously foster SAP’s risk culture, we conduct risk activities for the entire SAP organization such as mandatory training in ethical behavior, code of conduct, and risk management.

Our Executive Board is responsible for ensuring the effectiveness of the internal control system and our risk management system. The effectiveness of both systems and their implementation in the different Board areas is monitored by each Executive Board member. The Audit and Compliance Committee of the Supervisory Board regularly monitors the effectiveness of SAP’s internal control and risk management systems. Our GR&AS organization regularly provides a status update on the internal control and the risk management systems to the Audit and Compliance Committee of the Supervisory Board. Every year, SAP’s external auditors assess whether the SAP Group early-warning system for risk detection is adequate to identify risks that might endanger our ability to continue as a going concern. Additional assurance is obtained through the external audit of the effectiveness of our system of internal controls over financial reporting.

Our Global Risk Management Policy

The risk management policy is reviewed annually and stipulates responsibilities for conducting risk management activities and defines reporting and monitoring structures. Our global SAP risk management policy clearly states that each employee is responsible for active engagement in the risk management process as well as for the continuous identification of risks, based upon clear rules of engagement in adherence to the policy. The risk management system primarily analyzes risks. Opportunities are assessed or analyzed where it is deemed appropriate.

27 Further Information about SAP’s risk management system and integration of ESG risks: ESRS 2 GOV-5 36.

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Our Global Risk Management Organization

Our global risk management organization is responsible for implementing a Group-wide effective risk management system. Furthermore, GR&AS is responsible for the regular maintenance and implementation of our risk management policy, as well as the standardized internal and external risk reporting.

All GR&AS risk managers, working with assigned risk contacts in the relevant business units, identify and assess risks associated with material business operations and monitor the implementation and effectiveness of the measures chosen to mitigate risks.

Further financial risk management activities are performed, for example, by our Global Treasury and Global Tax departments. General legal risks are managed by the Global Legal department. Sanction and embargo-related risks are managed by the Export Control department, harassment and other HR-related issues by our Global Labor & Employee Relations Office, security- and cybersecurity-related risks by our SAP Global Security Office, and IP risks by our Global IP Office. Non-financial risks are reported jointly by GR&AS and SAP’s Sustainability and other involved organizations. All risks are tracked, maintained, and reported within SAP’s risk management system.

During the merger and acquisition and post-merger integration phase, newly acquired companies are subject to risk management performed by our Corporate Development Mergers and Acquisitions (M&A) function. Furthermore, for as long as the newly acquired companies are not integrated, their existing risk management structures are maintained or enhanced to comply with legal requirements.

SAP regularly reviews the exposure of its business units to potential compliance risks. Quantitative and qualitative internal data and external information, such as Transparency International’s Corruption Perceptions Index, are considered in our wider compliance risk analysis. Based on this information, we perform a detailed assessment for all SAP-relevant high-risk countries and derive local and global mitigations.

The GR&AS unit, led by the Chief Risk Officer (who also acts as Chief Audit Executive), combines internal audit, SOX, internal controls, and global governance, risk, and compliance activities. The Chief Risk Officer reports to our Group CFO and is responsible for SAP’s internal control and risk management programs. Additionally, the Office of Ethics & Compliance (OEC) and the Global Legal department continuously address compliance challenges and improve policies, guidelines, systems, and measures related to their implementation.

Internal Control and Risk Management System for Financial Reporting

The purpose of our system of internal control over financial reporting is to provide reasonable assurance that our financial reporting is reliable and compliant with generally accepted accounting principles. Because of the inherent limitations of internal controls over financial reporting, this system might not prevent or bring to light all potential misstatements in our financial statements.

Our internal control system consists of the internal control and risk management system for financial reporting (ICRMSFR), which also covers the broader business environment and is part of the overall risk management system of SAP. Using the current COSO Internal Control – Integrated Framework of 2013, we have defined and implemented internal controls along the value chain on a process and subprocess level to ensure that sound business objectives are set in line with SAP’s strategic, operational, financial, and compliance goals.

SAP’s ICRMSFR is based on our Group-wide risk management methodology. It includes organizational, control, and monitoring structures designed to ensure that data and information concerning our business is collected, compiled, and analyzed in accordance with applicable laws and properly reflected in our IFRS Consolidated Financial Statements.

Our ICRMSFR also includes policies, procedures, and measures designed to ensure compliance of SAP’s financial reports with applicable laws and regulations. We analyze new statutes, standards, and other pronouncements concerning IFRS accounting and its impact on our financial statements and the ICRMSFR. Failure to adhere to these would present a substantial risk to the compliance of our financial reporting. In addition, the ICRMSFR has both preventive and detective controls, including, for example,

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automated and non-automated reconciliations, segregated duties with two-person responsibility, authorization concepts in our software systems, and corresponding monitoring measures.

Our Global Accounting, Reporting & Tax department codifies all accounting and reporting policies in SAP Group Accounting and SAP Global Revenue Recognition guidelines. These policies and corresponding corporate timelines define the closing process. Under this closing process, we prepare, predominantly through centralized or external services, the financial statements of all SAP entities for consolidation by CFR. CFR and other corporate departments are responsible for ensuring compliance with Group accounting policies and monitoring the accounting work. CFR reviews accounting standards and processes to ensure applicable updates are made to SAP’s financial reporting.

We have outsourced some tasks, such as the valuation of projected benefit obligations and share-based payouts, quarterly tax calculations for most entities, purchase price allocations in the context of asset acquisitions and business combinations, and the local statutory financial statements for a few of our subsidiaries. These outsourced tasks are subject to the same stringent requirements that are mandated for all our internally generated financially relevant information.

Based on an analysis of the design and operating effectiveness of our respective internal controls over financial reporting, a committee with leadership representation from Finance, Compliance, Legal, and IT presents the results of the assessment of the ICRMSFR effectiveness with respect to our IFRS consolidated financial statements as at December 31 each year to our Group CFO. The committee meets regularly to set the annual scope for the test of effectiveness, to assess and evaluate any weaknesses in the controls, and to determine measures to address them in time and adequately. The Audit and Compliance Committee of the Supervisory Board regularly scrutinizes the resulting assessments of the effectiveness of the internal controls over financial reporting with respect to the IFRS consolidated financial statements and corresponding disclosure notes.

The assessment, conducted by SAP and external audit, of the effectiveness of the ICRMSFR related to our IFRS consolidated financial statements concluded that, on December 31, 2024, the Group had an effective internal control system over financial reporting in place.

Additionally, and in compliance with German commercial law requirements, SAP maintains an internal control system beyond financial reporting. This is supported through automated controls (continuous control monitoring) as part of our business processes.

Supporting Software Solution

We use our own risk management software, namely SAP governance, risk, and compliance (GRC) solutions powered by SAP HANA, to support the governance process. GR&AS risk managers record and track identified risks using our risk management software online and in real time to help create transparency across all known risks that exist in the Group, as well as to facilitate risk management and the associated risk reporting. These GRC solutions also support the risk-based approach of the ICRMSFR. Our continuous control monitoring activities are performed utilizing our GRC software as well. This information is available to managers through direct access to our SAP Fiori application for enterprise risk reporting, and in regularly issued reports, and is consolidated and aggregated for the quarterly risk reports to the Executive Board.

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Risk Factors

The following sections outline our risk categories and risk factors that we have identified and continuously track. To determine which risk factors pose the greatest threat to the viability of the SAP Group, we classify them as high, medium, or low based on 1) the likelihood that a risk factor will occur within the assessment horizon, and 2) the impact the risk factor would likely have on SAP’s business objectives were it to occur.

The scales for measuring these indicators are given in the following tables.

Probability/Likelihood of Occurrence	Description	Impact Level	Impact Definition	Impact
1% to 19%	Remote	Insignificant	Negligible negative impact on business, financial position, profit, and/or cash flows	From €0 to €25 million
20% to 39%	Unlikely	Minor	Limited negative impact on business, financial position, profit, and/or cash flows	From €25 million to €50 million
40% to 59%	Likely	Moderate	Some potential negative impact on business, financial position, profit, and/or cash flows	From €50 million to €100 million
60% to 79%	Highly Likely	Major	Considerable negative impact on business, financial position, profit, and/or cash flows	From €100 million to €500 million
80% to 99%	Near Certainty	Business-Critical	Detrimental negative impact on business, financial position, profit, and/or cash flows	From €500 million

The combination of the likelihood of a risk factor and its impact on SAP’s reputation, business, financial position, profit, and/or cash flows leads to a subsequent classification as either “high,” “medium,” or “low.”

		Insignificant (€0 to €25 million)	Minor (€25 million to €50 million)	Moderate (€50 million to €100 million)	Major (€100 million to €500 million)	Business-Critical (from €500 million)
Probability	80% to 99%	L	M	H	H	H
	60% to 79%	L	M	M	H	H
	40% to 59%	L	L	M	M	H
	20% to 39%	L	L	L	M	M
	1% to 19%	L	L	L	L	M
Impact
		L = Low Risk		M = Medium Risk		H = High Risk

To further streamline our integrated report, we disclose material and relevant risk factors and focus on “major” and “business-critical” risk factors as per our assessment. Thus, the following risk factors are not included in the Integrated Report 2024 as they do not currently fall into either the “major” or “business-critical” category: Corporate Governance; Environment and Sustainability; Sales and Revenue Conditions; Liquidity; Use of Accounting Policies and Judgment; Currency, Interest Rate, and Share Price Fluctuation; Insurance and Venture Capital; Unauthorized Disclosure of Information; Investor Relations; Corporate Affairs; Marketing; Portfolio; SAP Strategy; Human Workforce.

The following table provides an overview of major and business-critical risk categories (together with the respective risk factors). Therein, risk factors are categorized with their net value (after the implementation of mitigations).

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Overview of Risk Factors (Aggregated Statement for 2024)

	Probability	Impact	Risk Level
Economic, Political, Social, and Regulatory Risks
Global Economic and Political Environment	Likely	Major	Medium
International Laws and Regulations	Unlikely	Business-Critical	Medium
Legal and IP	Unlikely	Major	Medium
Data Protection and Privacy	Likely	Major	Medium
Corporate Governance and Compliance Risks
Ethical Behavior	Unlikely	Major	Medium
Operational Business Risks
Sales and Services	Unlikely	Major	Medium
Partner Ecosystem	Unlikely	Major	Medium
Cloud Operations	Unlikely	Major	Medium
Cybersecurity and Security	Likely	Business-Critical	High
Technology and Products	Unlikely	Business-Critical	Medium
Strategic Risks
Market Share and Profit	Unlikely	Business-Critical	Medium
Mergers and Acquisitions	Unlikely	Moderate	Low
Innovation	Unlikely	Major	Medium

Economic, Political, Social, and Regulatory Risks

Global Economic and Political Environment: Uncertainty in the global economy and/or financial markets, and social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions in our business.

As a global company, we are influenced by multiple external factors that are difficult to predict, may develop quickly, and are beyond our influence and control. These include, among others: crises affecting credit or liquidity markets; regional or global recessions; sharp fluctuations in commodity prices, currency exchange rates or interest rates; inflation or deflation; sovereign debt and bank debt rating downgrades; restructurings or defaults; adverse geopolitical events (such as Russia’s invasion of Ukraine and the Israel-Hamas conflict); rising military tensions around the world (such as the China-Taiwan tensions) and in particular within Europe’s borders; global policy including in the United States, the European Union (EU), Russia, and China; and global pandemic diseases such as COVID-19.

Any of these events could have an adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we increased our share of more predictable revenue streams from cloud subscriptions and software support revenue streams, providing increased stability against financial volatility; and, supported by our global government affairs unit, we continuously monitor and evaluate global and political developments, to share insights and provide guidance to allow for proactive preparation and timely mitigation.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be likely, and classify this risk factor as medium.

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International Laws and Regulations: Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements, and sometimes even conflicting regulatory requirements.

The SAP Group has a global presence and operates in most countries of the world. As a European company domiciled in Germany with securities listed in Germany and the United States, we are subject to European, German, U.S., and other governance-related regulatory requirements of the countries we operate in.

Our business is subject to numerous risks inherent to international business operations and associated consequences, such as changes in tax laws, changes in external reporting standards, and the interpretation of the complex tax rules in certain countries, including but not limited to conflict and overlap among tax regimes as well as the introduction of new tax concepts that harm digitalized business models; discriminatory, protectionist, or conflicting fiscal policies and tax laws; import and export regulations and trade sanctions; counter or even conflicting sanctions; embargoes, including but not limited to country-specific software certification requirements; and newly emerging cybersecurity and environmental, social, and governance (ESG) compliance and disclosure laws.

As we expand into new countries and markets or extend our business activities in these markets, including emerging and high-risk markets, these risks could intensify. The application of the respective local laws and regulations to our business is sometimes unclear, subject to change over time, and often conflicting among jurisdictions. Additionally, these laws and government approaches to enforcement continue to change and evolve, just as our products and services continually evolve. Compliance with these varying laws and regulations (including, and in particular, global anti-trust regulations) could involve significant costs or require changes in our products or business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Governmental authorities could use considerable discretion in applying these statutes and any imposition of sanctions against us could be material.

Any of these events could have a material adverse effect on our operations globally or in one or more countries or regions, which could have a material adverse effect on our business, financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we monitor new and increased regulatory requirements; continuously invest in, improve, and standardize our global processes, procedures, and solutions; proactively assess newly emerging regulatory initiatives; consult external economic and tax advisors, law firms, and authorities in the concerned countries; and take legal action when necessary.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be business-critical. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Legal and IP: Claims and lawsuits against us, such as for IP infringements or breaches of contract, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to protect or enforce our own intellectual property, may result in adverse outcomes.

We have in the past, and believe that we will continue to be subject to, claims and lawsuits, including intellectual property infringement claims, as our solution portfolio grows; as we acquire companies with increased use of third-party code including open source code; as we expand into new industries with our offerings, resulting in greater overlap in the functional scope of offerings; and as non-practicing entities that do not design, manufacture, or distribute products assert intellectual property infringement claims.

Moreover, protecting and defending our intellectual property is crucial to our success. The outcome of litigation and other claims or lawsuits is intrinsically uncertain.

We are subject to risks and associated consequences in the following areas, among others: dependency in the aggregate on third-party technology, including cloud and Web services, that we embed in our products or that we resell to our customers; integration of open source software

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components from third parties into our software and the implications derived from it; inability to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information; and the possibility that third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Moreover, the laws and courts of certain countries might not offer effective means to enforce our legal or intellectual property rights. Finally, SAP might face significant adverse rulings in commercial disputes, or might not be able to collect or otherwise enforce all judgments awarded to it in legal proceedings. The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation might also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which are the basis for our accounting for these litigations and claims under IFRS.

Besides vigorously defending against unjustified claims, SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: have various internal programs, such as internal policies, processes, and monitoring in place to assess and manage the risks associated with open source and third-party intellectual property; endeavor to protect ourselves in the respective third-party software agreements by obtaining certain rights in case such agreements are terminated; and are a party to certain patent cross-license agreements with third parties.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws, or failure to meet the contractual requirements of SAP’s customers with respect to our products and services, could lead to civil liabilities and fines, as well as loss of customers.

As a global software and service provider, SAP is required to comply with local laws wherever it does business. One of the relevant European data protection laws is the General Data Protection Regulation. International data transfers to third countries that do not provide for an adequate level of data protection require additional safeguards, including transfer risk assessments, to justify a transfer from the EU to a third country under the new EU standard contractual clauses. In addition, other countries establish safeguards to justify data transfers to further countries, by implementing their own standard contractual clauses.

Furthermore, data protection and privacy laws, regulations, and other standards around the world are evolving to better protect individuals’ personal information when it comes to marketing activities and to tracking online behavior. Examples include the EU’s Data Act, Digital Services Act, AI Act, and e-Privacy Directive, the Turkish Personal Data Protection Law, China’s Personal Information Protection Law, and Saudi Arabia’s Personal Data Protection Law, which also imposes requirements regarding data localization. This may impose additional burdens for SAP due to increasing compliance standards that could restrict the use and adoption of SAP’s products and services (particularly cloud services) and make it more challenging and complex to meet customer expectations. These changing criteria also impact the compliant use of new technology, such as machine learning and Artificial Intelligence for product development and deployment of intelligent applications.

Non-compliance with applicable data protection and privacy laws by SAP or any of the subprocessors engaged by SAP while processing personal data could lead to risks. These include, among others: mandatory disclosure of breaches to affected individuals, customers, and data protection supervisory authorities; investigations and administrative measures by data protection supervisory authorities, such as the instruction to alter or stop non-compliant data processing activities, including the instruction to stop using non-compliant subprocessors; or the possibility of damage claims by customers and individuals, contract terminations, and potential fines.

In addition, the German Federal Office for the Protection of the Constitution and security industry experts continue to warn of risks related to a globally growing number of cybersecurity attacks aimed at obtaining or violating company data including personal data.

Any of these events could have a material adverse effect on our reputation, business, financial performance, competitive or financial position, revenue, profit, and cash flows.

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SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: have implemented internal processes and measures to enable SAP to comply successfully and sufficiently with applicable data protection requirements; anchor data protection requirements in the mandatory product standards of SAP’s product development lifecycle; continuously review SAP’s existing standards and policies to address changes to applicable laws and regulations; continuously enhance our data center operations worldwide; actively monitor legal developments; engage with political stakeholders and government authorities; and provide clear governance and guidance on data handling, processing standards, and external communication as part of our data management framework, specifically incorporating aspects of new technologies such as those represented in embedded intelligence applications.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be likely, and classify this risk factor as medium.

Corporate Governance and Compliance Risks

Ethical Behavior: Our global business exposes us to risks related to unethical behavior and non-compliance with policies by employees, other individuals, partners, third parties, or entities associated with SAP.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, regulators, and authorities, and adherence to recognized standards of business integrity. This commitment to recognized standards of business integrity is formalized in SAP’s Global Code of Ethical Business Conduct (CoEBC) and supporting guidelines.

We are subject to risks and associated consequences in the following areas, among others: non-compliance with our policies; violation of compliance-related rules, regulations, and legal requirements including, but not limited to, antitrust, anticorruption, and antibribery legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other applicable laws; collusion with external third parties; fraud and corruption; public sector transactions in territories exposed to a high risk of corruption; or increased exposure and impact on business activities in highly regulated industries, all of which may lead to civil or criminal charges, fines, or claims by affected parties as well as reputational damage.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, or cash flows. In recent years, SAP’s Office of Ethics & Compliance (OEC), together with the assistance of an external law firm, investigated non-compliance with SAP’s policies and procedures or applicable laws. These investigations culminated in January 2024 in settlement agreements with the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ), as well as with authorities in South Africa. During the investigations, SAP fully cooperated with law enforcement authorities and took immediate steps to discipline the employees involved, including terminating the employment of all those implicated in potential law violations. Since these allegations were first made, SAP has also significantly strengthened its compliance program and related internal controls in accordance with DOJ and regulatory expectations and requirements. Separately, in December 2024, SAP’s Brazilian subsidiary reached a settlement with the Office of the Comptroller General of the State of Minas Gerais (CGE) and the State of Minas Gerais Public Prosecutor’s Office (MPMG) in Brazil. SAP fully cooperated with the CGE and MPMG, applied appropriate consequence management, and enhanced its compliance program.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: continuously evolve our comprehensive compliance program based on the three pillars of prevention, detection, and response; improve associated business processes, to prevent further and future violations; review partner business models, to mitigate risks of corruption while meeting agility requirements; conduct internal audits of our compliance programs related to bribery, corruption, and substantial fraud; annually reconfirm commitment to the CoEBC by SAP’s workforce (except where disallowed by applicable legal regulations); implement compliance policies and processes aimed at managing third parties and preventing misuse of third-party payments for

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illegal purposes, including the performance of compliance due diligence activities prior to the engagement of third parties; and launched a Partner Integrity Initiative aimed at examining the compliance programs of partners in SAP’s ecosystem and reviewing the SAP-related deals closed by them. We also introduced a platform called “Speak Out at SAP” for anyone within and outside of SAP to raise confidentially and, if desired, anonymously their concerns on ethics and compliance related to our CoEBC and any law or regulation.

Despite our comprehensive and continuously evolving compliance programs and internal controls, intentional efforts of individuals to circumvent controls or engage in corruption, especially by way of collusion with other involved parties, cannot always be prevented.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Operational Business Risks

Sales and Services: Sales and implementation of SAP software and services, including cloud, are subject to several significant risks sometimes beyond our direct control.

A core element of our business is the successful implementation of software and service solutions. The implementation of SAP software and cloud-based service deliveries is led by SAP, by partners, by customers, or by a combination thereof.

We are subject to risks and associated consequences in the following areas, among others: implementation risks caused by insufficient or incorrect information provided by customers, insufficient customer expectation management, including scope, integration capabilities and aspects, and a lack of purposeful selection, implementation, or utilization of SAP solutions; a lack of customer commitments and respective engagements; challenges to achieve a seamlessly integrated, sufficiently automated and aligned service delivery; unrenderable services committed during the sales stage; inadequate contracting and consumption models based on subscription models for services, support, and application management; deviations from standard terms and conditions; or statements concerning solution developments that might be misperceived by customers as commitments on future software functionalities.

Any of these events could have an adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: integrate risk management processes into SAP’s project management methods that are intended to safeguard implementations through coordinated risk and quality management programs; conduct ethical scope reviews and monitoring that are adapted as required as part of a clearly defined change request process together with respective project governance, steering, monitoring and controlling activities; and put in place a policy that clearly outlines communication rules on future functionalities as well as legal requirements for commitments to customers.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Partner Ecosystem: If we are unable to scale, maintain, and enhance an effective partner ecosystem, revenue might not increase as expected.

An open and vibrant partner ecosystem is a fundamental pillar of our success and growth strategy. We have entered into partnership agreements that drive co-innovation on our platforms, profitably expand our routes to market to optimize market coverage, optimize cloud delivery, and provide high-quality services capacity in all market segments. Partners play a key role in driving market adoption of our entire solutions portfolio, by co-innovating on our platforms, embedding our technology, and reselling or implementing our software.

We are subject to risks and associated consequences in the following areas, among others: failure to establish and enable a network of qualified and fully committed partners; failure of partners to develop

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sufficient innovative solutions and content on our platforms or to provide high-quality products or services to meet customer expectations; failure of partners to embed our solutions sufficiently enough to profitably drive product adoption; failure of partners to adhere to applicable legal and compliance regulations; failure of partners to transform their business model in accordance with the transformation of SAP’s business model in a timely manner; and failure of partners to comply with contract terms in embargoed or high-risk countries.

If any of these risks materialize, this might adversely affect the demand for our products and services as well as the partner’s loyalty and ability to deliver. As a result, we might not be able to scale our business to compete successfully with other vendors, which could have an adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: develop and enhance a wide range of partner programs to retain existing and attract new partners; offer training opportunities for our partners; provide safeguarding services to customers and partners; introduced a partner delivery quality framework; and implemented a certification process for third-party solutions to ensure consistent high-quality and seamless integration.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Cloud Operations: We may not be able to properly protect and safeguard our critical information and assets, business operations, cloud offerings and portfolio presentation, and related infrastructure against cyberattacks, insufficient infrastructure, disruption, or deficient performance.

SAP is highly dependent on the availability, integrity, and reliability of our infrastructure, including infrastructure provided by third-party business partners, and the software used in our cloud portfolio is inherently complex. Customers using our cloud services rely on the security of our infrastructure to protect the availability of our services and the data that they store on our infrastructure. Threat actors are focused on attacking third-party product and service providers, such as SAP, as a means of compromising our and our downstream customers’ systems and data.

We are subject to risks and associated consequences in the following areas, among others: the cloud portfolio or strategic direction of cloud operations may not fully meet customer demands; customers’ cloud service demands may not match our data center capacity or control investments; capacity shortages could affect SAP’s ability to deliver and operate cloud services as expected by or committed to our customers; scalability demands on infrastructure and operation could lead to cost increases and margin impacts; hyperscaler or infrastructure instabilities and the lack of availability or comprehensive contractual agreements could lead to challenges in meeting service level agreement (SLA) commitments; we might lack sufficient “future skills” for delivering and operating hybrid environments; we might lack the automation, standardization, and tools to manage and optimize operations and infrastructure; local legal requirements or changes to data sovereignty may lead to customers relocating their landscapes to a different data center; the loss of the right to use hardware purchased or leased from third parties could affect our ability to provide our cloud applications; disruptions to SAP’s cloud applications portfolio (such as system outages or downtimes, SAP network failure due to human or other errors, security breaches, or variability in user traffic for cloud applications) could affect customer SLAs; hardware failures or system errors might result in data loss or corruption; partner co-location of data centers might not adhere to our quality standards; or we might not comply with applicable certification requirements, such as the Payment Card Industry Data Security Standard (PCI DSS).

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: consolidated and harmonized our data centers and our data protection measures, which included implementing security information and event management solutions as well as enforcing network access control; invest significantly in infrastructure and processes to ensure

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consistently secure operations of our cloud solutions while continuously improving resistance, resilience, reusability, and scalability towards a standardized and harmonized portfolio; continuously enhance our infrastructure landscape capabilities and deployment options, including harmonized, efficient, and highly repetitive migration services; adhere to stringent SLAs with hyperscalers to ensure a high-quality customer experience; increase transparency through our continuously enhanced and expanded SAP Trust Center, in an effort to provide an appropriate level of information, for example, regarding planned patching activities and associated downtimes; monitor and invest in the continuous enhancement of our disaster recovery and business continuity capabilities; continuously aim for a homogeneous landscape that supports the complex infrastructure, application, and security requirements so that we can deliver the required service level for cloud services in a cost-effective manner; set up physical access control systems at facilities, multilevel access controls, video surveillance management, security personnel in all critical areas, and recurring social engineering tests for SAP premises and data centers; control the access to information and information systems using authorization concepts that include managers and employees being regularly sensitized to the issues and given mandatory security and compliance trainings; adapt our cloud service delivery to local or specific market requirements (such as local or regional data centers) and comply with all local legal regulations regarding data protection and privacy as well as data security; establish contracts and SLAs with our public cloud partners to ensure that data security and privacy measures meet local regulatory and compliance standards and SAP’s own standards for data security and privacy; maintain strict internal policies and controls concerning utilization of our partner’s cloud infrastructure, including people, process, and technology standards required to enhance compliance and cyber resilience; closely monitor data center utilization, capacity, and pipeline for subsequent investment planning; regularly conduct risks reviews, disclosure requests, and audits to ensure public cloud providers meet SAP’s data privacy and security standards; ensure PCI-validated compliance through successful PCI DSS audits; invest in training and certifications concerning hyperscaler- and related next-generation technologies; and implement best-of-breed tools for IT operations management and automation.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

For related cybersecurity risks for cloud operations, see Cybersecurity and Security in the Risk Management and Risks section.

Cybersecurity and Security: Cybersecurity attacks or breaches, and security vulnerabilities in our infrastructure or services or those of our third-party partners could materially impact our business operations, products, and service delivery.

SAP delivers a full portfolio of solutions, hosts or manages elements of our customers’ businesses in the cloud, processes large amounts of data, and provides mobile solutions to users either directly or through partners and other third parties. This can include the incorporation of third-party data, products, and services into SAP products and services. SAP runs complex cloud services across different complex architectures, with services implemented through SAP’s own cloud and data centers as well as by through hyperscalers.

Our industry operates in a complex and evolving cybersecurity landscape with increasingly sophisticated attacks, such as the use of AI and cloud scale, or the exploitation by threat actors of known and unknown “zero-day” security vulnerabilities in our or our customers’ systems or software. These cybersecurity threats can arise from our or our customers’ failure to patch such vulnerabilities in a timely or effective manner. Geopolitical tensions can exacerbate such threats and potentially lead to hybrid warfare between nation states that can include cybersecurity attacks on private companies, with threat actors targeting IT products, businesses, and the supply chain. Like many companies, SAP and certain of our third-party partners have experienced and expect to continue to experience cyberattacks and other security incidents that could affect our business. However, we are not aware of any such incidents that have had a material impact on our business.

SAP is guided by the NIST CSF and employs a multilayered control strategy to identify, detect, protect, respond, and recover from cybersecurity attacks. When we become aware of unauthorized access to our systems or those of our third-party partners, we have action plans in place intended to identify and remediate the source and impact of such events.

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The scanning tools we deploy across our networks and products regularly identify and track security vulnerabilities, which are prioritized based on known and anticipated risks, and our remediation activities aim to patch within the designated timeframes.

We have also implemented patch management processes. However, we may be unable to comprehensively apply patches or to confirm that mitigating measures are in place to mitigate all such vulnerabilities, or that any patches will be applied before exploitation by a threat actor. Vulnerabilities may persist even after we have issued security patches should our customers fail to either apply the patches, update their systems, or authorize service downtime sufficient to allow for patching by SAP. If attackers are able to exploit vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our and our customers’ systems and data.

We could also experience material exposure to our business operations and service delivery due to disruptions in backups, in disaster recovery processes, or in business-continuity management processes, or as the result of malicious or inadvertent actions by employees, contractors, or other parties. Security threats may also exist due to delayed or insufficient responses to identified issues or other interdependencies such as cloud service providers and those beyond SAP’s cybersecurity infrastructure and protocols.

SAP and/or its partners may have inadequate security controls or insufficient compliance with existing controls, which could impact SAP’s and/or its partners’ ability to comply with applicable regulations and customer requirements. SAP and/or its partners could unknowingly introduce security threats and vulnerabilities if they have not established relevant security evaluation processes. Failure to integrate or maintain SAP’s cybersecurity framework and protocols with network systems obtained through acquisitions could also introduce cybersecurity vulnerabilities.

The foregoing and other events such as these could result in a loss of customers or customer opportunities, a diminished reputation in the marketplace, government investigations or enforcement actions, internal investigations, litigation including class actions, fines, or penalties, increased costs associated with remediation or compliance requirements, required changes to our business model or operations, and a host of other costs and losses, any or all of which could have a material adverse effect on our reputation, business, financial performance, competitive or financial position, profit, and cash flows. In response to the cybersecurity risk environment it is experiencing, SAP is continuously enhancing its cybersecurity program, for example by implementing the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and establishing industry centers of excellence for each NIST CSF category. In addition, the Executive Board and Supervisory Board continue to increase their governance of and involvement in cybersecurity matters, for example by focusing on cybersecurity audit and risk management topics. SAP has established measures intended to address the described risks and adverse effects, such as the continuous adaptation, standardization, and modification of our security procedures. This includes, among other things: security risk identification, threat modeling, advanced threat defense, application patches and container security enhancements, and security validation of our critical components and services before shipment. Additionally, the software security development lifecycle with integrated security features and functionalities has been applied to increase coordination across our various lines of business. Disaster recovery processes and business continuity plans are in place to protect our key IT infrastructure, including implementation of data redundancies and backup strategies. We maintain a 24/7 “follow the sun” incident response (IR) function and have established local and regional crisis management teams to respond and minimize losses in case of crisis situations.

Additionally, we conduct security certifications and attestations (such as ISO/IEC 27001, ISO/IEC 22301, SOC, and PCI) and provide our customers with security white papers, product documentation, and reports from independent auditors and certification bodies. All employees must follow the SAP Global Security Policy, security standards, procedures, and good practices reinforced by completion of mandatory security and compliance training. SAP’s third-party risk management process aims to control and achieve governance in SAP’s third-party ecosystem. Besides conducting risk assessments to gauge a third party’s risk level, we increase employee and contractor awareness through cybersecurity campaigns and awareness training. Formalized third-party and partner data privacy and security agreements require adherence to SAP standards. We also engage experts to advise on

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appropriate cybersecurity protocols to further increase attention and understanding of cybersecurity procedures and protection options.

Despite the foregoing measures, we cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be business-critical and materially impact our business and results. We estimate the probability of occurrence to be likely, and classify this risk factor as high.

Technology and Products: Our technology and products may experience undetected defects, coding or configuration errors, may not integrate as expected, or may not meet customer expectations.

We are subject to risks and associated consequences in the following areas, among others: failure of software products and services to fully meet market needs or customer expectations; failure of software products and services from acquired companies to fully comply with SAP quality standards; failure of new products, services, and cloud offerings, including third-party technologies, to comply with local standards and requirements; the possibility that new products, services, and cloud offerings or subsequent versions and updates to existing products, services, and cloud offerings might contain defects or security vulnerabilities, or might not be mature enough from the customer’s point of view for business-critical solutions, or might not be sufficiently secure after release or shipment despite all the due diligence SAP puts into quality; inability of algorithms to correctly adapt to evolving circumstances, which may lead to adverse decision-making processes in the context of AI-related technologies; and the inability to fulfil expectations of customers regarding time and quality in the defect resolution process.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures to address and mitigate the described risks and adverse effects, such as: a broad range of techniques, including project management, project monitoring, product standards and governance, and rigid and regular quality assurance measures certified to ISO 9001:2015; a holistic testing strategy to validate the state of quality and security for every product before market introduction; the consideration of regular and direct customer feedback; and a comprehensive certification program designed to ensure that relevant third-party solutions are of consistently high quality.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be business-critical. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Strategic Risks

Market Share and Profit: Our market share and profit could decline due to increased competition, market consolidation, technological innovation, and new business models in the software industry.

The market for cloud computing is increasingly competitive and is exhibiting strong growth relative to the market for on-premise solutions. To maintain or improve our operating results in the cloud business, it is important that we not only attract new customers but also that our existing customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional capacity. Additionally, we need to bring innovations to the market in line with the demands of our ecosystem and ahead of our competitors, such as solutions to support new data-driven applications and the extension of our suite of intelligent technologies based on SAP Business Technology Platform (SAP BTP).

We are subject to risks and associated consequences in the following areas, among others: inability to deliver fully suitable solution and transformation services to our customers on the cloud transformation journey, both in cloud-only and hybrid scenarios; inability to successfully execute on our hyperscaler strategy; adverse, near-term revenue effects due to increasing cloud business and conversions from on-premise licenses to cloud subscriptions from existing SAP customers, which could have an adverse effect on related maintenance and services revenue; insufficient solution and service adoption

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together with increased complexity, as well as failures during the execution of our corporate strategy in the context of our portfolio for solutions and services, which could lead to a loss of SAP’s position as a leading cloud company and subsequently to reduced customer adoption; customers and partners being reluctant or unwilling to migrate and adapt to the cloud; customers considering cloud offerings from our competitors; strategic alliances among competitors; price pressure, cost increases, and loss of market share through traditional, new, and cooperating competitors and hyperscalers; and the inability to achieve the planned margin increase in time as planned.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: share our overall long-term cloud strategy and our integration road map with our customers; continuously implement improvements to enhance our cloud solutions through our corporate strategy; demonstrate the benefits of our solution and services portfolio; enable and support our customers as they transition from on-premise to the cloud; balance the allocation of our strategic investments by evolving and protecting our core businesses and simultaneously developing new solutions, technologies, and business models; offer broader range of services to support and drive the digital transformation for our customers; continuously drive the solution integration and harmonization of data models to support integrated business processes, applications, and technology while focusing on resilience, profitability, and sustainability; enable our portfolio for hyperscalers to extend customer reach and further meet customer expectations; continue to move SAP HANA Enterprise Cloud towards a full-stack offering; and increase the share of high-value cloud application services to further improve the margin.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be business-critical. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

Mergers and Acquisitions: We might not acquire, integrate, or divest companies or their components effectively or successfully.

To expand and consolidate our business, we acquire and divest businesses, products, and technologies, and we expect to continue doing so in the future. Over time, some of these acquisitions have increased in size and in strategic importance for SAP. Management negotiation of potential acquisitions and divestures and the integration and carve-out of acquired businesses, products, or technologies demands time, focus, and resources of both management and the workforce, and exposes us to unpredictable operational difficulties.

We are subject to risks and associated consequences in the following areas, among others: incorrect information or assumptions during the due diligence process for acquisitions, divestitures, and other transactions; failure to integrate acquired technologies or solutions successfully and profitably into SAP’s solution portfolio and strategy; failure to successfully integrate acquired entities and their operations; failure to fulfill the needs of the acquired company’s customers or partners; failure to implement, restore, or maintain internal controls, disclosure controls, and procedures and policies within acquired companies; debt incurrence or significant unexpected cash expenditures; impairment of goodwill and other intangible assets acquired in business combinations; and failure of acquired companies to comply with regulatory requirements..

We have in the past, and may in the future, choose to divest certain entities, businesses, or product lines. We may have difficulty obtaining terms acceptable to us. Additionally, we may have difficulty carving out portions of or entire businesses, we may incur a loss of revenue or experience a negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer, partner, and employee relationships, and may expose us to unanticipated or ongoing obligations and liabilities, including because of indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, a loss of employees, customers, or suppliers, and the risk that the transaction may not close, any of which could have a material adverse effect on the business to be divested as well as our retained business. If a divestiture is not completed for any reason, we may not be able to find another

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buyer on the same terms, and we may have incurred significant costs without the corresponding benefit.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate risks and adverse effects. For example, we: perform technical, operational, financial, and legal due diligence on the company or assets to be acquired or divested; identify, implement, and track risk mitigation measures for material transactions or integration risks; and conduct process, risk, and control analyses that are subsequently integrated into SAP’s processes and control framework and supported by mitigations as required by any specific circumstances to subsequently increase adherence to SAP’s standards and policies.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be moderate. We estimate the probability of occurrence to be unlikely, and classify this risk factor as low.

Innovation: We might not be able to compete effectively if we strategize our solution portfolio ineffectively or if we are unable to keep up with rapid technological and product innovations, enhancements, new business models, and changing market expectations.

Our future success depends on our ability to keep pace with technological and process innovations and new business models, as well as on our ability to develop new products and services, enhance and expand our existing products and services portfolio, and integrate products and services we obtain through acquisitions. To be successful, we are required to adapt our products and our go-to-market approach to a cloud-based delivery and consumption model so as to satisfy increasing customer demand and to ensure an appropriate level of adoption, customer satisfaction, and retention.

We are subject to risks and associated consequences in the following areas, among others: inability to develop and sell new cloud products spanning various organizations on time and in line with market demands due to complexity in heterogeneous technical environments; inability to anticipate and develop technological improvements or succeed in adapting SAP products, services, processes, and business models to technological change, changing regulatory requirements, or emerging industry standards; a change in requirements of our customers and partners to strengthen the Intelligent Enterprise strategy; the possibility that our product and technology strategy might not be successful, or that our customers and partners might not adopt our technology platforms, applications, or cloud services quickly enough, or that they might consider other competing solutions in the market, or that our strategy might not match customers’ expectations and needs, specifically in the context of expanding the product portfolio into additional markets.

We are integrating AI into several of our products, including our suite of enterprise applications and SAP BTP, and we expect our use of AI across our portfolio to continue to grow. As with many innovations, AI presents risks and challenges that could affect its adoption and therefore our business. AI algorithms or training methodologies may be flawed. Data sets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by SAP or our partners could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our products and services not working as intended. Human review of certain outputs may be required, which could introduce error or inefficiencies to the intended use of our AI-enabled offerings. As a result of these and other challenges associated with innovative technologies, our implementation of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm.

There is significant uncertainty surrounding the applications of intellectual property and privacy laws to AI technology. Intellectual property ownership and license rights, including copyright, surrounding AI technology have not been fully addressed by courts or other laws or regulations of the jurisdictions in which we operate, and our use of AI technology or integration of AI technology into our products and services may result in disputes with respect to ownership or intellectual property, or exposure to claims of copyright or other intellectual property misappropriation. In addition, our AI technology may involve the processing of personal and other sensitive data and may be subject to laws, policies, legal obligations, and contractual requirements related to privacy, data protection, and information security.

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Various privacy laws extend rights to consumers (such as the right to obtain consent or delete certain personal data) and regulate automated decision making. An alleged or actual failure to meet these obligations may lead to regulatory investigations and fines or penalties; may require us to change our business practices or retrain our algorithms; or may prevent or limit our use of AI technology. It is also possible that we are held liable for intellectual property, privacy, or other legal violations of third-party AI technology that we use, and that we may not have full recourse for any damages that we suffer (for example, our use of third-party AI technology may be subject to limitations of liability or provide no liability coverage).

In addition, some AI scenarios present ethical issues or may have broad impacts on society, and there can be no assurance that our Global AI Ethics Policy or similar policies and procedures will be sufficient to address such issues. If we enable or offer AI solutions that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience reputational harm, adversely affecting our business and consolidated financial statements.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

SAP has established measures intended to address and mitigate the described risks and adverse effects. For example, we: continuously align our organization, processes, products, delivery, commercial and consumption models, and services to changing markets and customer and partner demands; continuously benchmark, match, and challenge the entire portfolio; focus all investment decisions related to innovative technologies and solutions on portfolio compatibility and readiness as well as high customer value; explore future trends as well as the latest technologies; conduct wide-ranging market and technology analyses and research or co-innovation projects; and make strategic acquisitions in white spots of our portfolio.

We cannot exclude the possibility that if any one or more of the risks associated with this risk factor were to occur, the impact could be major. We estimate the probability of occurrence to be unlikely, and classify this risk factor as medium.

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Expected Developments and Opportunities

Future Trends in the Global Economy

In the December 024 edition of its Economic Bulletin, the European Central Bank (ECB) states that, at the beginning of 2025, the outlook on global economic growth is uncertain.1 It attributes this situation to geopolitical tensions, lingering weakness in the Chinese real estate sector, and uncertainties about the policies of the next administration in the United States. The ECB predicts that global economic activity could decelerate in the near term, but moderate slightly thereafter, and it expects inflation across major advanced and emerging market economies to decline gradually over the projection horizon.

For the EMEA region, the ECB expects a gradual economic recovery in the euro area over the coming years, albeit amid significant uncertainty. The effects of restrictive monetary policy should fade gradually, it says, and support a pick-up both in domestic demand and corporate investment. However, moving into 2025, the ECB has revised down earlier outlooks, as firms hold back their investment spending in the face of weak demand and high geopolitical and policy uncertainty. Over the projection horizon, the ECB expects foreign demand to strengthen and support euro area exports. Although structural challenges remain, productivity could pick up, it says, and inflation in the euro area will probably settle at around the 2% target on a sustained basis during the projection period.

Regarding the Americas region, the ECB projects some deceleration in the United States. It also predicts significant uncertainty due to the difficulty at this stage of gauging coming policy measures.

Concerning the APJ region, the ECB expects slower economic growth in China due to unfavorable demographics. The new Chinese fiscal package, it predicts, is unlikely to provide much stimulus, as it mainly represents a migration of debt toward bonds with lower service costs that will probably leave the overall debt level unchanged.

1 European Central Bank, Economic Bulletin, Issue 8/2024, Publication Date: January 9, 2025.

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Economic Trends – GDP Growth Year Over Year

Percent	2024	2025p	2026p
World	3.2	3.3	3.3
Advanced Economies	1.7	1.9	1.8
Emerging Markets and Developing Economies	4.2	4.2	4.3
Regions (According to IMF Taxonomy)
Euro Area	0.8	1.0	1.4
Germany	-0.2	0.3	1.1
Emerging and Developing Europe	3.2	2.2	2.4
Middle East and Central Asia	2.4	3.6	3.9
Sub-Saharan Africa	3.8	4.2	4.2
United States	2.8	2.7	2.1
Canada	1.3	2.0	2.0
Latin America and the Caribbean	2.4	2.5	2.7
Japan	-0.2	1.1	0.8
Emerging and Developing Asia	5.2	5.1	5.1
China	4.8	4.6	4.5
p = projection
Source: International Monetary Fund (IMF), World Economic Outlook Update January 2025, Global Growth: Divergent and Uncertain (https://www.imf.org/-/media/Files/Publications/WEO/2025/update/january/english/text.ashx), p. 9.

The IT Market: Outlook for 2025 and Beyond

“Tech transformations are not singular events but rather a constant reality of corporate life,” reports McKinsey & Company in their recent global survey of technology and business leaders.1 According to the survey, most companies are investing in tech with future growth in mind and are seeing positive results from the transformation work they have already completed. The survey’s findings also suggest, however, that there is still a significant gap between the best technology transformations and the rest. According to McKinsey’s research, the top performers (131 out of 500 survey respondents), “particularly those enterprises with high-performing IT organizations, have up to 35 percent higher revenue growth and 10 percent higher profit margins.” The research also finds that “an average company has an opportunity to optimize and potentially reinvest 30 percent of its IT spend through improvements to IT productivity.”2

McKinsey goes on to report that “the top performers are more effective than others at executing specific transformation initiatives (or ‘plays’) and at realizing the business value they are seeking as a result. They rate their technology organizations as more effective, and they plan to invest further in nearly every play, with the greatest focus on continuing to shape a technology-based business strategy. The one exception is infrastructure modernization, likely because these companies have already been investing in this for several years.”1

Adding to the McKinsey findings, International Data Corporation (IDC), a U.S.-based market research firm, revealed that organizations are starting to make strategic, long-term investments in technology with greater AI-enabled capabilities. One of IDC’s recent studies predicts that: “2025 will be the year that all enterprises begin the AI pivot with the goal of improving their reaction time for accessing, adopting, and ultimately scaling up to becoming a resilient AI-fueled business by 2027.” And, further, that: “By 2026, 75% of Global 1000 organizations will adopt value-based AI economics models covering tech acquisition cost, productivity gains, decision-making, and innovation, or risk missing new ROI benchmarks.”3 Particularly on the ability of organizations to prepare for and embrace the AI-enabled technology, IDC warns that organizations themselves have to adapt and transform because “without strategic and organizational pivots, frustration with low ROI due to poor planning and misallocated spending will cause 30% of organizations to reduce GenAI investments.”3

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Those companies that adopt AI at scale and change their operational models and organizations accordingly will benefit significantly from further technological developments. Market observers from IDC predict that: “By 2025, 50% of organizations will use enterprise agents configured for specific business functions, instead of focusing on individual copilot technologies to achieve faster business value from AI.”3 Enterprise agents are fully automated software components that are empowered to assess a situation and take actions independently and without human intervention. The expected leverage on organizational efficiency is significant. IDC predicts that: “By 2027, agentic workflows will reshape how tasks are delivered and performed, impacting at least 40% of Global 2000 knowledge work and doubling productivity.”3

From a vendor perspective, the adaptation and adoption of AI-enabled solutions by companies will result in further expansion of the addressable market. IDC forecasts that: “AI spending will grow at 2x the rate of overall digital technology spending in the next three years, generating a global economic impact of over $7.6 trillion by the end of 2027.”4

1 McKinsey: Investing in the future of tech: Lessons from winning companies, December 9, 2024,
https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/investing-in-the-future-of-tech-lessons-from-winning-companies?cid=eml-web#/

2 McKinsey: How high performers optimize IT productivity for revenue growth: A leader’s guide, November 27, 2024,
https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/how-high-performers-optimize-it-productivity-for-revenue-growth-a-leaders-guide.

3 IDC FutureScape: Worldwide IT Industry 2025 Predictions, October 2024, IDC #US51736824

4 IDC FutureScape: Worldwide Digital Business and AI Transformation 2025 Predictions, October 2024, IDC #US52641124

Impact on SAP

Many economists are predicting that uncertainty will dominate the outlook for business in the foreseeable future. Ongoing conflicts in Ukraine and the Middle East, the announcement of restrictive trade policies by the new U.S. administration, and the growing likelihood of natural disasters are among the challenges that could weigh heavily on markets, economies, and, ultimately, our customers going forward. Withstanding external influences such as these requires companies to be agile and resilient. Thus, SAP will continue to position itself as a partner of choice for its customers, helping them overcome obstacles and future-proof their business.

SAP is built on robust operational foundations: already today, 85% of its revenues are recurring. The transformation of our installed base is in full swing and our focus on relentlessly executing our strategy will be central to achieving the success we expect to enjoy in the future. We remain optimistic about the opportunities ahead – and confident that our commitment to innovation and our disciplined operating strategy will continue to drive positive results.

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Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

Outlook 2025

The outlook for 2025 replaces SAP’s Ambition 2025. Unless otherwise stated, all forward-looking statements for revenue and operating profit are at constant currencies.

For the full year 2025, SAP expects:

–	€21.6 billion to €21.9 billion in cloud revenue (2024: €17.14 billion), up 26% to 28%.

–	€33.1 billion to €33.6 billion in cloud and software revenue (2024: €29.83 billion), up 11% to 13%.

–	€10.3 billion to €10.6 billion non-IFRS operating profit (2024: €8.15 billion), up 26% to 30%.

–	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%).[28]

Furthermore, SAP provides the following additional forward-looking information for selected metrics:

–	Total revenue growth to slightly accelerate when compared to the growth rate in 2024 (2024: 10%).

–	CCB growth to slightly decelerate when compared to the growth rate in 2024 (2024: 32%).

–	A decrease in expenses for share-based payments to around €2 billion.

Beyond the outlook for 2025, SAP expects:

–	Non-IFRS operating margin to expand beyond 2025. This considers among other factors efficiency effects from the internal rollout and implementation of AI.

–	Total revenue growth to accelerate through 2027.

–	Software support revenue to decrease over the coming years.

SAP’s full-year 2025 business outlook is at constant currencies. Where numbers are presented in actual currencies, these are likely to be affected by exchange rate fluctuations as the year progresses. See the table below for the expected currency impacts for the full year 2025. These expectations are based on the December 2024 level.

In percentage points (pp)	FY/2025
Cloud revenue growth	2.5pp
Cloud and software revenue growth	2.0pp
Operating profit growth (non-IFRS)	4.0pp

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures for operating profit.

€ millions	Estimated Amounts for 2025	Actual Amounts for 2024
Acquisition-related charges	380–460	355
Restructuring	Approximately 100	3,144
Regulatory compliance matters	0	–11

Proposed Dividend

In 2025, we intend to pay a dividend of €2.35 per share (subject to shareholder approval at the Annual General Meeting of Shareholders in May 2025). For more information, see the Financial Performance: Review and Analysis section.

28 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable effort but could have a significant impact on our future effective tax rate (IFRS).

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Investment Goals

Our planned investment expenditures for 2025 and 2026, other than for business combinations, consist primarily of the purchase of IT infrastructure and the construction activities described in the Assets (IFRS) section. We expect investments in IT infrastructure to be approximately €450 million and in construction activities to be approximately €300 million in 2025. In 2025, we expect total capital expenditures of approximately €800 million. In 2026, capital expenditures are expected to increase to approximately €900 million due to increased investment in cloud capacity.

Goals for Liquidity and Finance

As of December 31, 2024, our net liquidity was €1.7 billion. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2025 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2025, we expect a free cash flow of approximately €8.0 billion (compared to €4.2 billion in 2024), based on our revised definition of free cash flow. For more information, see the Performance Management System section. The increase in free cash flow is expected to be driven predominantly by improved profitability and lower outflows for restructuring, compliance matters, and share-based compensation.

The differences between free cash flow as our non-IFRS financial measure and operating cash flow as our IFRS financial measure include estimated cash flows in 2025 for expenditures and proceeds from the sale of intangible assets and property, plant, and equipment, and expenditures for leasing of €1.0 billion (2024: €1.0 billion, based on the updated free cash flow definition).

At this point in time, we intend to repay €600 million in Eurobonds, US$300 million in U.S. dollar bonds, €500 million in commercial papers, and €2.25 billion in bank term loans in 2025:

Non-Financial Goals for 2025

In addition to our financial goals, we also focus on four non-financial targets: customer loyalty, employee engagement, climate performance, and Women in Executive Roles.

For 2025, SAP expects employee engagement, measured by the Employee Engagement Index, to be between 74% and 78% (2024: 74%).

SAP measures customer loyalty using the Customer Net Promoter Score (Customer NPS). We expect the score to be between 12 and 16 (2024: 12) in 2025.

In 2025, we expect to steadily decrease carbon emissions across the relevant value chains. By 2030, we aim to reduce our gross greenhouse gas (GHG) emissions by at least 90% across our relevant value chains as part of our net-zero commitment.29

SAP expects to steadily increase the share of Women in Executive Roles in 2025. Beyond this, we aim to achieve our target of 25% by the end of 2027.

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Outlook for SAP SE

The primary source of revenue for SAP SE is the license fees it charges subsidiaries for the right to market and maintain SAP software solutions. Consequently, the performance of SAP SE in operating terms is closely tied to the cloud and the software revenue of the SAP Group.

29 We acknowledge the recent reports issued by various companies, including some of our vendors, in which they state that they are reconsidering or adjusting their net-zero targets. In light of these developments, and given the growing demand for energy due to the increasing use of AI, we are closely monitoring our progress and evaluating whether we can achieve our net-zero target by 2030 as planned or if we might need to adjust it.

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Due to the rise, at constant currencies, in cloud and software revenue anticipated for the SAP Group in 2025, we expect a moderate increase in product revenue for SAP SE.

Assuming that there are no one-time effects relating to acquisitions or to other non-recurring events, we expect SAP SE operating profit to increase significantly.

We expect that SAP SE will continue to receive investment income in the form of profit transfers and dividends from its subsidiaries. The growth we expect for the SAP Group should have a positive effect on this investment income. The outlook for the SAP Group in respect to liquidity, finance, investment, and dividend is equally applicable to SAP SE.

Among the assumptions underlying this outlook are those presented above concerning the economy and our expectations for the performance of the SAP Group.

Opportunities

Our customers choose SAP as a trusted partner for their digital business transformation. We have established a framework for opportunity management by evaluating and analyzing key areas such as current markets, external scenarios, economic conditions, and technological trends. We have also researched customer and product segmentation, growth drivers, and industry-specific factors for success. These combined insights play a key role for the Executive Board in the development of our market strategies. Our shareholder value relies heavily on a fine balance between risk mitigation and value-driven opportunities. Therefore, our governance model helps ensure that decisions are based on the expected return, the investment required, and the risk involved.

As far as opportunities are likely to occur, we have incorporated them into our business plans, our outlook for 2025, and our medium-term prospects as outlined in this report. Therefore, the following section focuses on future trends and events that might lead us to raise our outlook and medium-term prospects should they develop more positively than anticipated in our forecasts.

SAP SE is the parent company of the SAP Group and earns most of its revenue from subscription fees, software license fees, and dividends paid by affiliates. Consequently, the opportunities described below also apply – directly or indirectly – to SAP SE.

Opportunities from Economic Conditions

Economic conditions clearly influence our business, financial position, profit, and cash flows. Should the global economy grow faster than is reflected in our plans today, our revenue and profit may surpass our current outlook and medium-term prospects. Our medium-term planning considers changes in market conditions as a result of the ongoing geopolitical and macroeconomic environments. Although we continue to be mindful of the negative aspects of the global situation, we take opportunities to further invest into our strategic growth areas.

For more information about future trends in the global economy and the IT market outlook, as well as their potential influence on SAP, see the beginning of this Expected Developments and Opportunities section.

Opportunities Through Innovation

Our continued growth through innovation is based on our ability to leverage research and development (R&D) resources effectively. We are accelerating innovation cycles, especially in our cloud solutions, and engaging even more closely with our customers to enable success. Specifically, we focus on ease of adoption and consumption so that customers can benefit from our software solutions, technologies, and platforms at reduced time to value.

Our aim is to bring our customers to SAP Business Suite, which includes our line-of-business cloud applications and can enable our customers to run seamlessly integrated, industry-specific business processes. Our SAP Business Technology Platform (SAP BTP) represents the technical foundation of our modular SAP Business Suite and aims to ensure connectivity between our solutions through integration and extensibility capabilities. Furthermore, it is the enabler of our customers’ journey to a clean core.

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Advancements in generative AI represent an opportunity for SAP to enhance the value of our offering. Hence, SAP aims to infuse its entire portfolio with SAP Business AI capabilities, embedding Business AI in the context of customers’ own data and processes and thereby boosting productivity and automating mundane tasks. Additionally, our own contextually aware AI copilot, Joule, aims to transform the way users interact with SAP software: they can leverage Joule’s agentic capabilities to navigate, get insights, execute transactions across processes, and handle a long tail of complex tasks.

SAP sees another opportunity for growth in the data space, with data being the core component for generative AI. Data harmonization solutions that connect and harmonize all data from SAP and third-party sources have the potential to enhance SAP’s offerings and represent a revenue opportunity.

We also see high growth potential in adjacent innovation areas: sustainability management, working capital management (accelerated through the SAP Taulia portfolio), and our Business Transformation Management portfolio, which has been enriched through the acquisition of WalkMe.

In addition, we continue to expand startup engagement in strategic opportunity areas, focusing on startups as customers and partners.

For more information about future opportunities in research and development for SAP, see the Strategy and Business Model section.

Opportunities from Our Strategy for Profitable Growth

SAP strives to generate profitable growth across our portfolio of products, solutions, and services to keep and improve our market position. Our aim is to continue to expand our addressable market by enhancing our portfolio and our new technologies and innovations. As an industry, we are benefiting from a secular trend toward digitalization, cloud, and the rise of AI, and are strengthening the market’s readiness to consume software in the cloud, including core business process platforms.

To positively affect the profitability of our cloud business, we set clear priorities to optimize efficiency in our cloud operations. Our operational excellence priorities include a focus on adoption and consumption of our product portfolio, leading to more efficient sales and marketing investment; a focused product portfolio leading to more effective R&D investment; more centralized business operations leading to end-to-end-optimization; and an accelerated workforce transformation leading to a future-ready workforce.

SAP seeks to establish new business models and leverage its expanding ecosystem of partners to achieve scale and maximize opportunities. With our two flagship offerings RISE with SAP and GROW with SAP, we continue moving toward expansion. Both offerings aim to guide customers in transitioning to SAP Business Suite, but the journeys are distinct: RISE with SAP is tailored to the needs of enterprises with existing landscapes (often on-premise), while GROW with SAP serves customers who start fresh in a greenfield approach.

We continuously sharpen our focus on suite sales and flexible consumption, aiming to capture the cross-sell potential of our suite while decreasing the cost of sales for the acquisition of net new customers and increasing customer lifetime value with existing customers.

Our strong focus on technical integration between our solutions aims to provide a seamless and delightful experience for our customers, enhancing the cross-sell potential of our suite portfolio and creating operational synergies.

Opportunities from Our Ecosystem

SAP’s global ecosystem includes more than 25,000 partners and open ecosystem members with different areas of expertise, who carry the SAP brand into global markets and expand our portfolio with their expertise, services, and solutions.

The four main types of partner in our ecosystem are: independent software vendors (ISVs), who develop solutions on top of, or integrated with, SAP technology and platforms, extending the scope and functionality of SAP solutions to address customer requirements; value-added resellers (VARs), who expand our reach by reselling, implementing, and supporting customers of all types and sizes; service partners and system integrators, who increase customer adoption through expert

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implementation and solution delivery, and provide strategic business consulting, system design, solution integration, and project implementation of SAP solutions; and managed service providers (MSPs), who are outsourcing or hosting companies that offer customers the option of fully managed service bundles that include SAP cloud solutions.

We continue to focus on developing new talent and capacity in the partner ecosystem to support the increased demand for customer cloud transformations. By providing innovations that extend SAP applications, partners can influence the adoption of SAP technologies to support customers’ unique business needs. Thus, customers maximize their SAP investment through partner offerings such as industry-specific solutions, LoB solutions, added functionality, and sustainability offerings.

Partners constantly respond to market needs, while raising awareness around strategic offerings that drive the transformation in the cloud for our customers. Partners offer customers a vast array of SAP technologies and services specific to their LoB or industry, making it easy for them to purchase the right combination of products, solutions, and services (such as consulting, implementation, and development) to meet their business needs.

Partners contribute to SAP’s growth by expanding market reach in sales and services, specifically by retaining and increasing sales to existing customers, attracting new customers, accessing new markets, and addressing our joint customers’ requirements with their expertise and solution innovations. Together with all the aforementioned measures, this may positively impact our revenue, profit, cash flows, customer satisfaction and retention, and enable SAP to exceed our stated medium-term prospects.

Opportunities from Our Own Workforce

Our employees drive innovation, provide value to our customers, and consistently enable our growth and profitability. We continuously invest in our people with the aim of retaining their high level of engagement, further strengthening their skills, fostering an agile and innovative organization, and ensuring a healthy, diverse, and inclusive workforce. By doing so, we anticipate improvements in our employee productivity and innovation capabilities.

Our outlook and medium-term prospects are based on certain assumptions regarding employee retention and our Business Health Culture Index. Should these develop at a rate that is better than expected, employee productivity and engagement may increase. A stronger-than-expected increase in the Employee Engagement Index may therefore be an opportunity that could positively impact our revenue, profit, and cash flows, enabling SAP to exceed our stated medium-term prospects.

Executive Board’s Overall Assessment of Opportunities and Risks

In our view, considering their impact level and likelihood of occurrence, the risks described in our aggregated risk report do not individually or cumulatively threaten our ability to continue as a going concern. While individual risks, individual opportunities, and assessments may have changed during 2024, our overall risk profile and overall opportunities profile did not change materially compared to the prior year. Management remains confident that the Group’s earnings strength forms a solid basis for our future business development and provides the necessary resources to pursue the opportunities available to the Group. Based on our structured processes for early risk identification, we are confident that, in 2025, we can continue to counter the challenges arising from the risks in our current risk profile.

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Group Sustainability Statement

About this Group Sustainability Statement	118

Basis for Preparation	120

Sustainability Strategy and Governance	122

Double Materiality Assessment	130

Environmental Information	143

Sustainable Finance: EU Taxonomy Information	143

Climate Change	152

Resource Use and Circular Economy	167

Social Information	171

Human Rights	172

Own Workforce	174

Workers in the Value Chain	202

Security, Cloud Compliance, and Data Protection and Privacy	206

Responsible AI	213

Governance Information	217

Business Conduct	217

Appendix	222

ESRS Datapoints in Cross-Cutting and Topical Standards That Derive from Other EU Legislation	222

Incorporation by Reference	228

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About this Group Sustainability Statement

This section, and the information referenced in it, fulfill SAP SE’s duty to produce a non-financial statement (NFS) for the holding company, pursuant to section 289b–e of the German Commercial Code (HGB), and a non-financial group statement, pursuant to section 315b–c in conjunction with section 289c–e of the German Commercial Code (HGB), in the form of a combined non-financial statement. The relevant non-financial matters are referenced in the table below. The terms “non-financial statement” and “Group Sustainability Statement” are used interchangeably throughout the report.

The information in this Group Sustainability Statement has been prepared in accordance with the European Sustainability Reporting Standards (ESRS). SAP opted to apply these standards to prepare for the transposition of the EU Corporate Sustainability Reporting Directive (CSRD) into German law. As Germany’s government intends to implement CSRD in national law, and thus replace the non-financial statement with a sustainability statement prepared under ESRS, ESRS take precedence over the reporting principles in German Accounting Standard (GAS) 20. This will remain the case until the CSRD is transposed into German law and for as long as we prepare our NFS under ESRS principles.

In line with the requirements of the CSRD, which the ESRS set out in detail, our Group Sustainability Statement contains the following sections: General Information, Environmental Information, Social Information, and Governance Information. General Information outlines our sustainability strategy and governance, and describes our materiality assessment. The Environmental Information section contains our EU Taxonomy disclosures and disclosures about all material environmental topics. Material social and governance topics are presented in the Social and Governance Information sections respectively.

This Group Sustainability Statement was subject to a limited assurance engagement; reasonable assurance was provided on selected sustainability information. For more information, see the Basis for Preparation section.

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Non-Financial Disclosures in SAP’s Combined Management Report

We determine which non-financial information has to be disclosed based on a materiality analysis we perform using internal and external input. For more information, see Double Materiality Assessment in the respective section in our SAP Integrated Report.

The individual non-financial aspects to be covered by the non-financial statement are addressed in the following sections of our Combined Management Report if material. No material risks according to section 289c (3) sentence numbers 3 and 4 HGB have been identified.

	Due Diligence; Policies and Guidelines (Concepts)	Measures and Results, Including KPIs Relevant for Steering and Compensation	References to Consolidated Financial Statements
Environmental Matters	E1 – Climate Change: Our Approach and Policies E5 – Resource Use and Circular Economy: Our Approach and Policies

KPI: Gross Greenhouse Gas Emissions

Strategy and Business Model: Measuring Our Success

Performance Management System

Financial Performance: Review and Analysis

Expected Developments and Opportunities: Non-Financial Goals for 2025

E1 – Climate Change: Metrics on Material Topics

Employee Matters	S1 – Own Workforce: Our Approach and Policies

KPI: Employee Engagement Index

Strategy and Business Model: Measuring Our Success

Performance Management System

Financial Performance: Review and Analysis

Expected Developments and Opportunities: Non-Financial Goals for 2025

S1 – Own Workforce: Processes for Engaging with Our Own Workforce

KPI: Women in Executive Roles

Strategy and Business Model: Measuring Our Success

Performance Management System

Expected Developments and Opportunities: Non-Financial Goals for 2025

S1 – Own Workforce: Diversity & Inclusion

Notes to the Consolidated Financial Statements, Note (B.1)
Social Matters	S2 – Workers in the Value chain: Our Approach and Policies Security Cloud Compliance Data Protection and Privacy: Our Approach and Policies Responsible AI: Our Approach and Policies

KPI: Net Promoter Score (NPS)

Strategy and Business Model: Our Customers

Strategy and Business Model: Measuring Our Success

Performance Management System

Financial Performance: Review and Analysis

Expected Developments and Opportunities: Non-Financial Goals for 2025

Security Cloud Compliance Data Protection and Privacy: Metrics on Material Topics

Human Rights	Human Rights: Our Approach and Policies
Anti-Corruption and Bribery Matters	G1 – Business Conduct: Our Approach and Policies		Notes to the Consolidated Financial Statements, Note (G.3)

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Basis for Preparation

We have made use of most of the first-time application relief and therefore do not report on anticipated financial effects in our 2024 Group sustainability statement. Further, we disclose value chain information and prior year data primarily for KPIs that have a long reporting history, such as those for our carbon emissions. In other cases, we used the respective transitional provisions that allow us not to disclose this information for the first year, or first three years, as applicable, of reporting. This applies notably to the Climate Change and Resource Use and Circular Economy sections. Information regarding the scope of consolidation can be found in the Incorporation by Reference section of our Appendix . As we are also listed in the United States, we will be subject to the U.S. Securities and Exchange Commission’s (U.S. SEC) stayed climate disclosure rule. We are analyzing ongoing developments and plan to adapt our future Group sustainability statement to fulfill the U.S. SEC requirements as well once they enter into force.

The datapoints that derive from other EU legislation and are required by ESRS are presented in the Appendix.

We applied the time horizons as they are defined in ESRS 1: short term (up to one year), medium term (more than one and up to five years), and long term (more than five years). Unless otherwise stated, all the actions we present in this Group sustainability statement are ongoing. If not explicitly stated, a metric was not validated by experts other than our assurance provider in the course of the assurance engagement. Because the numbers presented throughout this report are rounded, they may not add up exactly to the totals we provide, and percentages may not precisely reflect the absolute amounts. Since acquired companies that are still in the transition period (Taulia, Emarsys, Volume Integration, LeanIX, WalkMe) are not obliged to, nor do they follow certain SAP policies our action plans do not apply to them until they are fully integrated. More information is provided in the relevant sections.

Where we use estimated value chain data for metrics, we added the symbol next to the metric. The following table lists all relevant metrics.

Metric	Section	Estimates Used for Value Chain Data	Planned Actions to Improve Accuracy
Scope 3 upstream and downstream emissions	Climate Change	See the description of our GHG emissions calculation methodology	We are actively working on replacing conversion factors with real data.

The following metrics contain a certain level of uncertainty and hence assumptions, approximations, and judgments:

Metric	Section	Measurement Uncertainty/Discretion
#Unfiltered survey metrics	Own Workforce	The #Unfiltered survey contains multiple questions that address organizational, team, and individual factors, which can create different indexes to measure change. Survey items have topic owners and may change from time to time to reflect current events and relevant organizational priorities. Not all questions are asked each time we run the survey but are carefully selected by the respective team. The timing of the survey and the response rate can vary.
SAP Talk	Own Workforce	The results are derived from a survey conducted with a randomly selected sample of 35,000 employees. Consequently, results may vary depending on the sample.
Electrical and electronical equipment waste	Resource Use and Circular Economy	Our partners aim to use the specific quotas of the recycling sites. If this data is not available, regional quotas or other available country quotas are used for approximation.
GHG emissions calculation methodology	Climate Change	Conversion factors we apply in our calculation lead to some measurement uncertainty. We are actively working on replacing these factors with real data.
Net Zero target	Climate Change	In modeling our reduction pathway to 2030, we considered future developments, such as the expected growth of our Company and the effects of our cloud strategy.

For easier identification of our metrics that contain a certain level of uncertainty, we marked the respective disclosures with the symbol and highlighted them with a light gray box. We also used this

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symbol to indicate definitions and the inputs we used for our materiality assessment and other analyses, and similarly highlighted them with a light gray box.

Due to the first-time application of ESRS, the presentation of sustainability information in our Integrated Report changed compared to prior years. The most significant changes are as follows:

–	We use ESRS instead of the Global Reporting Initiative (GRI) standards in the non-financial statement.

–	Certain sections were moved from Further Information on Economic, Environmental, and Social Performance to the Group sustainability statement (for example, the Double Materiality Assessment section).

–	Certain sections are no longer included because we deleted the Further Information on Economic, Environmental, and Social Performance (for example, GRI Index).

–	The order and precise content of the sections previously included in the non-financial statement were changed. Some of this information is now presented in other sections. For example, content previously covered in the Human Rights section is now disclosed in either the Own Workforce or Workers in the Value Chain section.

To avoid duplication in our external reporting, we incorporate information by reference throughout the Group sustainability statement. We mark these references with the symbol . The references fulfill the requirements outlined by ESRS 1 and can be found in a reference table in the Appendix section (in the order they appear in the statement).

Independent Assurance

SAP’s Group Sustainability Statement was subject to an independent assurance engagement with limited assurance. Additionally, BDO has provided reasonable assurance on selected sustainability information in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised). The key performance indicators (KPIs) subject to reasonable assurance are:

Own Workforce[1]
Full name KPI	Abbreviation	Full name KPI	Abbreviation
Business Health Culture Index	BHCI	Employee Turnover
Leadership Trust Net Promoter Score	Leadership Trust NPS
Climate Change[2]
Full name KPI	Abbreviation	Full name KPI	Abbreviation
Carbon Credits		Gross Greenhouse Gas Emissions (location-based)	Gross GHG Emissions (location-based)
Greenhouse Gas Emissions Scope 1	GHG Emissions Scope 1	Greenhouse Gas Emissions Scope 2 (location-based)	GHG Emissions Scope 2 (location-based)
Greenhouse Gas Emissions Scope 2 (market-based)	GHG Emissions Scope 2 (market-based)	Greenhouse Gas Emissions Scope 3 Downstream	GHG Emissions Scope 3 Downstream
Greenhouse Gas Emissions Scope 3 Upstream	GHG Emissions Scope 3 Upstream	Renewable Energy (including certificates)
Total Energy Consumption

1 2024 results for each KPI are BHCI 78%, Employee Turnover 7.8%, Leadership Trust NPS 68 Points.

2 2024 results for each KPI are Carbon Credits 229 kT of total GHG removed or reduced, Gross GHG Emissions (location-based) 6,986 kT, GHG Emissions Scope 1 109 kT, GHG Emissions Scope 2 (location-based) 120 kT, GHG Emissions Scope 2 (market-based) 1 kT, GHG Emissions Scope 3 Downstream 5.5m Tons, GHG Emissions Scope 3 Upstream 1.3m Tons, Renewable Energy (including certificates) 310,000 MWh purchased or acquired electricity, heat, steam and cooling, Total Energy Consumption 757,900 MWh.

For more information about the scope of the assurance and the underlying reporting criteria, see the Assurance Report of the Independent German Public Auditor on an Assurance Engagement to Obtain Limited and Reasonable Assurance in Relation to the Group Sustainability Statement.

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Sustainability Strategy and Governance

Sustainability Strategy

Closely tied to our purpose of “helping the world run better and improving people’s lives,” SAP aims to put sustainability at the core of every business. Sustainability is firmly anchored in our corporate strategy, governance, and Executive Board compensation system.

Sustainability is a key driver of business success and strategic differentiation in the modern economy. We aim to create a positive economic, environmental, and social impact while respecting planetary boundaries and human rights by following a dual approach:

1) SAP as an enabler: We strive to provide products and services that support our customers in driving their sustainability objectives along the supply chain, improving ESG transparency, and capitalizing on the related opportunities.

2) SAP as an exemplar: To live up to our corporate responsibility and build resilience, we strive to lead by example by running our own business operations and practice more sustainably.

Our performance has been recognized by sustainability ratings, rankings, and independent analysts. More information about the sustainability rewards that SAP has recently received can be found in our News Center.

Our sustainability strategy focuses on three pillars – climate action, circularity, and social responsibility – and on the cross-layer of holistic steering and reporting. These pillars reflect the topics that our double materiality assessment identified as material. For more information, see the Double Materiality Assessment section.

SAP’s sustainability agenda supports the United Nations Sustainable Development Goals (UN SDGs). We work with our customers and partners across several initiatives to contribute to these goals. For more information, see our Integrated Report homepage.1

We have a dedicated business unit, which reports directly to our CEO, that focuses specifically on driving sustainability impact at SAP and beyond. For more information, see the Sustainability Governance section.

To further evolve both our own sustainable performance along the value chain and the solutions we provide to our customers, we actively engage and collaborate with partners, suppliers, governments, NGOs, and investors. For more information, see the Interests and Views of Stakeholders section. However, SAP’s sustainability goals do not relate to any specific groups of products or services, customer categories, markets, geographical areas, or relationships with stakeholders.

SAP as an Enabler

We work with our customers from 25 industries worldwide, with the aim of creating a more sustainable world. We deliver ERP-centric (enterprise resource planning), cloud-based, AI-enabled sustainability solutions for companies of all sizes and industries, and we aim to support them by embedding sustainability into every aspect of their operations. As our installed base comprises many large companies and we are not aware of any of our products or services being banned in any market we can scale the impact of our powerful solutions beyond a single enterprise. Our comprehensive portfolio of sustainability software and services is designed to enable customers to rise to the business challenges of today and capitalize on opportunities. It helps them drive sustainable practices, not only within their organizations but across their value chains. Our cloud-based innovations and evolving AI-powered sustainability use cases aim to enable customers to constantly adapt to optimize their long-term sustainability impact.

The flexibility inherent in the cloud is essential in meeting the demands of complex sustainability regulations. A few examples of the software we provide in the cloud are SAP Sustainability Control Tower, SAP Sustainability Footprint Management, SAP Sustainability Data Exchange, SAP Responsible Design and Production, SAP Green Ledger, and SAP Business AI. SAP has just released two new AI-

1 Information that was neither part of the statutory audit nor the independent limited assurance engagement performed by our external assurance provider.

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driven sustainability use cases – emission factor mapping with AI and ESG report generation with AI – and is evaluating further use cases, which it expects to make available throughout the year. For more information on our products, see the Incorporation by Reference section of our Appendix . To ensure we use AI ethically, we have guiding principles and policies in place. For more information, see the Responsible AI.

SAP as an Exemplar

To reflect SAP’s strategic approach to sustainability and to meet the ambition we set out above, our sustainability efforts encompass dedicated programs and initiatives to address material topics not only in our own business operations and practices, but also across our value chain.

–	We are committed to lowering our emissions, reducing our resource use, and restoring ecosystems to foster a low-carbon, circular economy. SAP pledges to achieve net-zero emissions along our value chain by 2030, in line with a science-based 1.5 °C future, and is also committed to operating free of single-use plastics and ensuring zero e-waste in our operations. We are closely monitoring progress on our net-zero plans, and continuously evaluate whether they need any adjustment to reflect the increase in demand for energy due to the use of artificial intelligence and the fact that some of our vendors may not achieve their expected emission reductions, which contribute to our net-zero goal. For more information, see the Climate Change and Resource Use and Circular Economy sections.

–	We are committed to respecting and advancing human rights along the value chain and driving positive societal impacts. This includes ensuring an equal, inclusive, and healthy workplace, powering equitable access to economic opportunity, education, and employment, and safeguarding the ethical use of AI and the protection of data and privacy. For more information, see the Human Rights, Own Workforce, Workers in the Value Chain, Responsible AI, and Security, Cloud Compliance, and Data Protection and Privacy sections.

–	SAP is committed to doing business with integrity, meeting the highest standards of ethics and compliance, and employing and safeguarding responsible business practices. For more information, see the Business Conduct section.

To continue enhancing our sustainable business practices, we are committed to analyzing the positive and negative effects of our business operations on society and the environment throughout our value chain. These impacts can be quantified in monetary terms, since the impact data measures the value or cost to human well-being caused by business activities. These impacts are considered alongside financial metrics, both at the corporate level and the business-unit level. For more information about how we monetized our impact, see the Double Materiality Assessment section.

An increasing number of employees across all our lines of business work on making SAP’s operations run more sustainably as part of their day-to-day jobs. In addition, employee engagement initiatives, such as the sustainability champions network of nearly 400 SAP employees from all regions and functions, raise sustainability awareness and enable our people to act as role models, multipliers, and motivators. The Own Workforce – Characteristics of our Own Workforce section and the Incorporation by Reference section of our Appendix , provide an overview of employee headcount, broken down by function and geographical area.

SAP is active only in the software and IT services sector, as defined by the ESRS SEC1 sector classification standard. Therefore, a breakdown by sector (as mentioned by the ESRS standard) is not necessary. For information about our total revenue please see the Incorporation by Reference section of our Appendix .

Our Business Model

See the Incorporation by Reference section of our Appendix for more details on our business model, its inputs and outputs.

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Value Chain

SAP’s core position in the value chain is to innovate, develop, deliver solutions, and support customers. For more information about our value chain, see the definition in the Double Materiality Assessment section.

Interests and Views of Stakeholders

We review and adjust our strategy whenever deemed necessary. The main adjustments made to our strategy in 2024 can be found in the Incorporation by Reference section of our Appendix . We do not expect these adjustments to change our relationship with or the views of our stakeholders, as continuous innovation and focus on customer outcomes are always at the core of SAP’s strategy and part of our ongoing strategy evolution process. For selected impacts, the Executive Board was updated about the views and interests of affected stakeholders. For more information, see the Sustainability Governance section.

At SAP, stakeholder engagement and collaboration are deeply embedded in our process of innovation and the development of our products and services. Before we can design a new solution, we must first understand the issues we are addressing. This is why we regularly liaise with the stakeholder groups described below, including our sustainability and AI ethics advisory panels.

Customers

For more information about our customer engagement programs, see the Incorporation by Reference section of our Appendix .

Employees

For more information about the different ways in which we engage with our workforce, see the Processes for Engaging with Our Own Workforce in the Own Workforce section.

Financial Analysts and Investors

In 2024, SAP continued its strong engagement with the investment community. Throughout the year, members of the Executive Board of SAP SE and the Investor Relations (IR) team discussed our latest strategy and its execution, business development, and how SAP was helping customers meet the many challenges faced by companies today, with institutional investors, analysts, and private investors worldwide.

For more information about our dialogue with the financial community (that is, financial analysts, institutional investors, and retail shareholders), see the Continuous Engagement with the Investment Community section in Investor Relations.2

Partners

With more than 26,000 partners around the world, the SAP ecosystem is vital to our success. We take a multifaceted approach to engagement that begins with the dedicated, interactive SAP Partner Portal.

Partners receive regular communications, including customized newsletters, training offers, and Web seminars, with the latest announcements and thought leadership relevant to their specific partnership type. Additionally, virtual events are held throughout the year, around the globe, to further gauge partners’ feedback on how SAP can continuously improve.

Non-Profit Organizations (NPOs) and Academia

Our ongoing dialogue with non-profit organizations (NPOs) and academic institutions plays a crucial role in our understanding of the current challenges we face as a society and how our solutions can address them. Through the SAP University Alliances program, we actively engage with students and faculty members, introducing them to SAP software through various networking and educational activities.

Sustainability Advisory Panel

2 Information that was neither part of the statutory audit nor the independent limited assurance engagement performed by our external assurance provider.

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The SAP Sustainability Advisory Panel provides strategic guidance to SAP on our sustainability journey as exemplar and enabler. The panel consists of renowned sustainability experts from various stakeholder groups (NGOs, customers, and partners) with sustainability expertise and experience in practice and theory.

The panel is hosted by our global head of sustainability and attended by SAP executives who (co-) own the session’s topics. In 2024, the panel held four virtual meetings. Among the matters it discussed were our double materiality assessment, corporate sustainability strategy, and the strategy required to develop solutions that meet the market’s need for software for sustainable business transition. Seeking to steadily strengthen our sustainability practices and to enhance our impact as an enabler and exemplar, we are continuously evaluating how to evolve our approach to meaningfully engage with stakeholders and explore new pathways of focused dialogue.

AI Ethics Advisory Panel

Our external AI Ethics Advisory Panel comprises academics, policy experts, and industry experts who provide constructive, outside-in feedback to SAP on ethical AI. For more information about AI ethics, see the Human Rights section.

Impact of Our Impacts, Risks, and Opportunities on SAP

The Global Strategy team works continuously on a global and consistent strategy for SAP, in which our purpose, vision, goals, and portfolio focus are always at the center. Our materiality analysis process involved thorough discussions and assessments with experts and managers from across the Group. We worked with our global risk management team to include and appropriately assess opportunities and risks and integrated them into their risk system.

SAP has continuously adapted to changes in the business environment, leveraging our technological expertise to stay ahead of the curve. Our commitment to innovation and sustainability has allowed us to address environmental and social impacts as an enabler and exemplar while also capitalizing on emerging market trends. By establishing strong partnerships and investing in research and development, SAP has positioned itself as a leader in the digital transformation space, enabling it to navigate challenges and capitalize on opportunities in a rapidly evolving global marketplace. Our valuation on the capital markets clearly shows the trust people have in the future development of SAP. In our opinion, this trust is largely based on the described prior successes to adapt and innovate.

Financial effects

We are not aware of any material current financial effects on SAP’s financial position, financial performance, or cash flows resulting from risks and opportunities identified in the course of our materiality assessment. We do, however, see a significant year-over-year increase in sales of our sustainability solutions. The Executive Board and SAP’s sustainability leaders brief the Supervisory Board regularly (at least once a year) on the SAP Group’s sustainability strategy and progress on its implementation. For more information about how our administrative, management, and supervisory bodies are informed about the views and interests of stakeholders regarding SAP’s sustainability-related impacts, see the Sustainability Governance section.

In our materiality assessment, we also considered the input of several SAP sustainability experts from various units and regions, taking different stakeholders’ perspectives into account. For more information about our materiality assessment, see the Double Materiality Assessment section.

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Sustainability Governance

Information about the role of the SAP Executive Board and Supervisory Board – our management and supervisory bodies respectively – and about the sustainability matters they manage and monitor, has been incorporated by reference. Information about board composition and diversity, and how Executive Board incentive schemes integrate sustainability-related performance, has likewise been incorporated by reference. For the full reference table, see the Incorporation by Reference section of our Appendix .

The Executive Board and SAP’s sustainability leaders brief the Supervisory Board regularly (at least once a year) on the SAP Group’s sustainability strategy and progress on its implementation. Matters relating to SAP’s regulatory sustainability reporting are delegated to the Audit and Compliance Committee. The briefings, notably those to the full Supervisory Board, also comprise information and updates about SAP’s material Impacts, Risks, and Opportunities (IROs).

Given the strategic relevance of non-financial targets for the development and sale of our products, and for our internal business processes, sustainability is sponsored at Executive Board level by our CEO and CFO. They are the sponsors of the ESG Steering Board; the governance body at SAP that manages the Company’s corporate sustainability performance. It therefore focuses on sustainability in SAP’s own operations. Convened by SAP’s Global Head of Sustainability and consisting of senior executives from across the Company, it provides strategic guidance and cross-Company engagement for SAP’s holistic sustainability agenda, including strategic oversight of our IROs. The steering board meets at least twice a year, with an Executive Board sponsor participating in at least one of the meetings per year.

The controls and procedures used to monitor, manage, and oversee IROs, and to set targets, are cascaded down the organization. The material IROs are allocated to the respective expert team at SAP that is most suitable for managing them. The IROs related to our data centers are, for example, allocated to our data center management team. These teams implement measures and set and manage targets. In a separate step, the IROs, the measures implemented, and the targets and progress on them, are reported to the Sustainability Team. On this level, the team checks if the information reported is consistent with the overall sustainability targets and approaches at SAP. Furthermore, our Risk Management Team compares the information in our Risk Management System. Lastly, we prioritize the IROs based on the initial result of the materiality analysis (higher rating = higher priority), the topic’s strategic importance, and an assessment of the effectiveness of the management of the respective IRO. Whether an IRO is managed effectively is determined in part by the progress towards the target, the existence of policies, and professional judgement. The Sustainability Team then provides progress reports to our ESG Steering Board, which reviews the prioritized IROs on behalf of the Executive Board. In 2024, the meeting protocol was shared with SAP’s Supervisory Board to inform them. In future years, we intend to include this information in the Global Head of Sustainability’s yearly report to the Supervisory Board. In 2024, all IROs identified for SAP Security and Cloud Compliance and Data Protection were reported to the SAP Executive Board and Supervisory Board, as applicable, as part of the existing governance framework, and are aligned with the existing Global Risk & Assurance Services (GR&AS) standard risk reporting. The IROs S2-1 to S2-8, E1-5, E1-6, E1-8, E1-13, and E5-2, as well as the respective policies, targets, and action plans, have been included in the 2024 reports. Because the IROs were not presented to the ESG Steering Board until the end of the third quarter of 2024, they were not part of the decision-making on major transactions. Consequently, we did not consider any tradeoffs between them. However, for selected impacts, the Executive Board was updated about the views and interests of affected stakeholders. For example, it was kept informed about discussions with the Works Councils on matters relating to the German Act on Corporate Due Diligence Obligations in Supply Chains (Lieferkettensorgfaltspflichtengesetz (LkSG), or German Supply Chain Act) in 2024. Also, the results of our #Unfiltered survey, reflecting the views and interests of our employees, were discussed with Executive Board members.

Changes to policies, targets, and action plans are taken and implemented directly by the lower levels of this IRO oversight model, if possible. Otherwise, the topics are escalated to the ESG Steering Board, which evaluates whether Executive Board and/or the Supervisory Board involvement is required. In any case, the ESG Steering Board sends a status report to the Executive Board and the Supervisory

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Board. For more information about the role of SAP’s Supervisory and Executive Boards in sustainability, see the Incorporation by Reference section of our Appendix .

Statement on Due Diligence

The due diligence processes that help us identify, prevent, mitigate, and address potential and actual negative impacts are described in the sections on the specific topics. The table below provides references to all sections covering these due diligence processes.

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Core elements of due diligence	Sections in the Group Sustainability Statement
Embedding due diligence in governance, strategy, and business model	Sustainability Governance Sustainability Strategy
Engaging with affected stakeholders in all key steps of the due diligence

Sustainability Governance

Sustainability Strategy - Interests and Views of Stakeholders

Materiality - Double Materiality Assessment

Human Rights - Engagement in Human Rights

Own Workforce - People Strategy - Our Approach

Own Workforce - Engaging with our Own Workforce

Own Workforce - Social Dialogue, Involvement of Works Councils

Workers in the Value Chain - Our Approach and Policies

Security, Cloud Compliance, Data Protection, and Privacy - Our Approach and Policies

Responsible AI - Our Approach and Policies - Our Understanding of Affected Stakeholders

Business Conduct - Our Approach and Policies - Communication

Business Conduct - Our Approach and Policies - Speak Out at SAP

Identifying and assessing adverse impacts	Materiality - Double Materiality Assessment Sustainability Strategy
Taking actions to address adverse impacts

Climate Change - Climate Change Mitigation - Our Actions and Targets - Actions

Resource Use and Circular Economy - Our Actions and Targets

Own Workforce - Engaging with our Own Workforce - Our Actions and Targets

Own Workforce - Global People Compliance - Our Actions and Targets

Own Workforce - Total Rewards - Our Actions and Targets

Own Workforce - Diversity and Inclusion - Our Actions and Targets

Own Workforce - Talent Development - Our Actions and Targets

Own Workforce - Future of Work - Our Actions and Targets

Own Workforce - Health, Safety, and Well-Being - Our Actions and Targets

Own Workforce - Data Protection and Privacy - Our Actions and Targets

Workers in the Value Chain - Our Actions and Targets

Security, Cloud Compliance, and Data Protection and Privacy - Our Actions and Targets

Responsible AI - Our Actions and Targets

Business Conduct - Our Actions and Targets

Tracking the effectiveness of our efforts and communicating

Climate Change - Our Actions and Targets

Resource Use and Circular Economy - Our Actions and Targets

Own Workforce - Global People Compliance - Our Actions and Targets

Own Workforce - Social Dialogue, Involvement of Works Councils - Our Actions and Targets

Own Workforce - Total Rewards - Our Actions and Targets

Own Workforce - Diversity & Inclusion - Our Actions and Targets

Own Workforce - Talent Development - Metrics on Material Topics

Own Workforce - Health and Well-Being - Our Actions and Targets

Workers in the Value Chain - Our Actions and Targets - Addressing Material Impacts on Value Chain Workers

Security, Cloud Compliance, and Data Protection and Privacy - Metrics on Material Topics

Responsible AI - Our Actions and Targets

Business Conduct - Our Actions and Targets

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Risk Management and Internal Controls over Sustainability Reporting

Internal Controls over Sustainability Reporting

The Global Risk and Assurance Services (GR&AS) unit, led by the chief risk officer (who also acts as chief audit executive and reports to our Group CFO), is responsible for risk management programs and for activities related to internal audits, SOX, internal controls, ESG, and global governance. In 2024, GR&AS began assisting in the design and implementation of an ESG compliance framework supported by internal controls. This framework focuses on the non-financial KPIs used to determine Executive Board compensation that are audited with reasonable assurance. The first step in this framework was to analyze the reporting process, identify possible risks, and mitigate them afterwards with controls. We prioritized the high and medium inherent level risks. A risk of collecting incorrect or inaccurate information was identified in the process and is thoroughly mitigated by our robust ESG external reporting controls. For a full description of SAP’s overall risk management system, see the Incorporation by Reference section of our Appendix .

Risk Management

Risks related to sustainability are identified both as part of the materiality assessment and throughout the whole risk cycle, for example in regular conversations with the stakeholders involved.

We prioritize risks by using the methods proposed in ESRS and in the German Supply Chain Act.

The financial and non-financial impacts, risks, opportunities, and responses relevant for ESRS are prioritized by risk level (severity/impact x probability) and time horizon, with the number 1 signifying the highest priority. We prioritize all other risks not related to sustainability at SAP using the same approach.

Time Horizon	Low	Medium	High
Short term	5	2	1
Medium term	7	4	3
Long term	9	8	6

The risks relevant to the German Supply Chain Act are the only exception; they are prioritized according to other criteria, which are taken from the guidelines published by Germany's Federal Office for Economic Affairs and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle, BAFA).

SAP’s internal control system covers our steering-relevant non-financial KPIs and in 2024, our materiality analysis was subject to an internal audit. Information about SAP’s internal control system and its coverage of sustainability topics is incorporated by reference. For the full reference table, see the Incorporation by Reference section of our Appendix .

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Double Materiality Assessment

To identify the sustainability topics for disclosure in our Integrated Report, we conducted a comprehensive double materiality assessment (DMA) in accordance with the requirements of new the European Sustainability Reporting Standards (ESRS) under the Corporate Sustainability Reporting Directive (CSRD).

We previously reported under the standards of the Global Reporting Initiative (GRI). From 2024, SAP will follow the ESRS double materiality approach. Under this approach, sustainability topics are evaluated from both financial (risks and opportunities) and impact (positive and negative impacts) perspectives; a single impact, risk, or opportunity (IRO) triggers materiality for an entire topic.

We describe below how we identify, assess, and prioritize our IROs to determine their materiality.

Our 2022 and 2024 materiality assessments differ as follows:

–	Our 2024 materiality assessment refers to ESRS topics and sub-topics, whereas our 2022 assessment referred to issues. Issues were not defined by a standard and can, in some cases, be comparable to a topic (for example, biodiversity was designated as an issue in our 2022 assessment and is a topic in the 2024 assessment), a sub-topic, or a sub-sub-topic (the well-being, health, and safety issue, in our 2022 assessment is comparable to the work-life balance and health and safety sub-sub-topics in our 2024 assessment).

–	In 2024, we conducted an impact materiality assessment, whereas, in 2022, we completed an inside-out assessment under the GRI standards. The method used in each case is comparable but details, such as the scale used, differ.

–	Our 2024 financial materiality assessment followed a different approach to the one we used for the outside-in assessment in 2022. In 2024, we considered each topic’s magnitude and likelihood, rather than its financial, strategic, and regulatory relevance to SAP’s business success and resilience.

Methodology

To determine our material sustainability topics, we first identified the relevant and SAP-specific IROs for each ESRS sustainability topic (for example, climate change and own workforce). We based our assessment on the materiality results from previous years and considered all ESRS-relevant sustainability topics, sub-topics, and sub-sub-topics.

The assessment was carried out by our internal stakeholders and experts, and by the applicable business units. They and our sustainability team were involved throughout the process, from identifying and assessing the topics, to deriving the possible consequences of the material impacts, risks, and opportunities. This approach allowed us to directly address any influences resulting from the assessment.

We distinguished between potential and actual positive and negative impacts, and risks and opportunities that derive from dependencies on natural, human, and social resources. The screening covers the overall SAP value chain. In this context and in relation to the environmental, social, and governance topics, a positive impact is any action that improves the status quo, and a negative impact is a detrimental effect on it.

Evaluation

Internal Expert

The materiality of the IROs we identified was assessed by internal experts from, for example, our Total Rewards and Data Center Management teams. We assigned the IROs related to a specific topic to the respective team or teams for assessment. While we selected these experts carefully, due to the nature of the materiality assessment their judgment determines its outcome. Consequently, the results of our materiality assessment are influenced by our choice of experts.

Impact Valuation Approach

We use the Value Balancing Alliance (VBA) methodology to measure and value the impact that SAP’s business activities have on society and the environment.

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For this purpose, we follow the impact measurement and valuation approach. This approach refers to the process of first measuring the physical impact, typically by way of ESG indicators, and then using impact valuation factors to convert these indicators into monetary values. Attributing a monetary value to ESG indicators makes it easier to compare sustainability and financial metrics. It also allows material sustainability topics to be incorporated into financial accounting systems and, as a result, enables meaningful sustainability management in line with financial indicators.

SAP applies widely used, state-of-the-art science-based valuation factors to integrate non-financial, monetary performance indicators that companies, investors, and other stakeholders can use for comparison. Methods continue to mature year over year, and various challenges still need to be addressed.

Each IRO was screened and reviewed by an in-house expert and cross-checked by the Sustainability team and the Global Risk & Assurance Services team. As input parameters, SAP used internal and external data, such as risk assessment data under the German Supply Chain Act, VBA results, and relevant literature. Besides drawing on in-house expertise, SAP also engaged with external experts on the Sustainability Advisory Panel, who reviewed the assessment results and provided us with valuable feedback. To validate the experts’ assessment, we used the results from our internal VBA impact accounting and mapped them to the IROs. The VBA helps us measure environmental and social impacts and put a monetary value on them so that they can be compared with financial performance. To this end, we compared the results of the VBA and of our materiality assessment to verify that both arrive at the same materiality result when the financial threshold is applied.

•	Impact materiality – impacts of our business activities on sustainability matters: We screened the scale and scope of positive and negative impacts and, where the impacts were negative, assessed the extent to which they were irremediable. Future potential impacts were multiplied by their likelihood. For this assessment, we used a scale ranging from 1 (lowest) to 5 (highest) for each dimension (scale, scope, and irremediability) and calculated an impact score ranging from 1 to 15. Every impact with a rating of 8 or above was considered material. This threshold ensured that an impact was deemed to be material if one dimension received the highest rating and one other dimension not the lowest. As we did not assess irremediability for positive impacts, we multiplied them by a factor to enable them to be compared with negative impacts. For more information about how SAP manages its impacts and the related due diligence processes, see the Sustainability Governance section.

To understand the level of control SAP has over an impact, we assessed whether an impact derived from a business relationship, its position in the value chain, its scope (whether it affects a specific location or is global), and whether it was direct or indirect. For topics that already had a higher relevance in prior years, such as emissions and employees, more IROs were included in the initial long-list than for other topics.

•	Financial materiality – impacts of sustainability matters on SAP’s financial performance: For risks and opportunities, we multiplied the magnitude of the financial impact by the likelihood of occurrence. The scale and threshold have been aligned with the risk management system. For more information, see the Risk Management and Risks section in our Combined Management Report.

SAP created a list of potential risks and opportunities by evaluating scenarios in which sustainability-related risks and opportunities can arise. Our approach involved reviewing and assessing these risks and opportunities, and considering whether they arise from an impact or not. To this end, as part of the assessment we asked our experts whether they considered any impact to be the source of a risk, of an opportunity, or of both. The assessment metrics our internal experts used were current trends, the nature of their effects, and business planning. Lastly, all results were subject to a review by our Global Risk & Assurance Services team.

Value Chain

SAP’s value chain comprises the upstream value chain, our own operations, direct business, and the downstream value chain.

Actors in the upstream value chain (for example, suppliers) provide SAP with products or services that are used in the development of SAP’s products or services. Among our key procurement items are

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hyperscale services and IT hardware, which create greenhouse gas emissions when used (for more information, see the Climate Change section) and e-waste at their end of life (for more information, see the Resource Use and Circular Economy section). By procuring such products, we may also influence the workers of our suppliers (for more information, see the Workers in the Value Chain section).

Own operations cover actors, resources, and supporting activities (for example, human resources; HR) that enable SAP’s business.

Direct business covers activities and resources (for example, development and marketing) that form SAP’s core business. These activities have an impact on our employees and are carried out by them (for more information about our own employees, see the Own Workforce section). Also, SAP’s employees must perform those tasks in an ethical way (for more information, see the Business Conduct section), and they have to safeguard the security and privacy of the data involved (for more information, see the Security, Cloud Compliance, and Data Protection and Privacy section). The same is true for our products (for more information, see the Responsible AI section).

Lastly, our downstream value chain consists of our customers (business to business (B2B)) that receive products or services from SAP, and our partners, which sell SAP products and services to customers, or run SAP solutions for them. The way customers use our products can influence greenhouse gas emissions (for more information, see the Climate Change section) but also enable them to actively manage their environmental impact. Also, our activities related to security, privacy, and responsible AI affect customers. Please note that the connections mentioned here are the most important ones only.

The main business actors in our upstream value chain are suppliers, and in our downstream value chain our customers and partner ecosystem.

Unless otherwise stated, SAP’s entire up- and downstream value chain described above is covered in the Group Sustainability Statement. Whenever we have used the option to omit certain information because it was classified as sensitive or it is information about intellectual property, know-how, or results of innovation, we have stated that fact in the respective section. Datapoints that were classified as not material have not been included in the report.

Approval of the Double Materiality Assessment

SAP’s CEO and CFO approved the materiality assessment. After this initial approval, the ESG Steering Board is then involved in the continuous assessment of the measures and targets related to the IROs. For more information, see the Sustainability Governance section.

Results of the Double Materiality Assessment

SAP discloses only the datapoints related to material IROs. In some cases, a specific section has been created to fulfill the disclosure requirements for a single subtopic or sub-subtopic. To determine whether a datapoint was material for us, we used the flow chart from ESRS 1 Appendix E.

The results of our materiality assessment show that the material topics for SAP are environmental and social matters, and their associated impacts, risks and opportunities.

The table below summarizes all material impacts SAP has on the outside world and the material risks and opportunities resulting from the topics covered by this Group Sustainability Statement. The IROs are sorted by topic, their relation to SAP’s strategy and business model, their location in the value chain location, time horizon, and so on. The IRO Identifier column in the table indicates whether an IRO is discussed in the subsequent sections.

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				Value Chain Location			Time Horizon			Impact
Topic	IRO Type	Description	IRO Identifier	upstream	own- operations	downstream	short-term	medium-term	long-term	actual	potential	direct	indirect	Company- specific
Climate change mitigation	Positive impact	SAP sustainability solutions will help our customers to reduce/eliminate their GHG emissions.	E1-1		•	•	•	•	•	•			•
Climate change mitigation	Negative impact	Contribution to global warming/climate crisis through the emission of greenhouse gases in connection with the use of energy (e.g. heating/cooling, operation of office facilities).	E1-2		•		•	•	•	•		•	•
Climate change mitigation	Negative impact	Contribution to global warming/climate crisis through the emission of greenhouse gases in connection with the use of energy in connection for the operating our software (e.g. hyperscale, operation of data centers).	E1-3	•	•	•	•	•	•	•		•	•
Climate change mitigation	Negative impact	Business travel, corporate jets, and a large, global car fleet, in which the majority are diesel- or gasoline-fueled, generate greenhouse gas emissions, fumes, and noise.	E1-4		•		•	•	•	•		•	•
Energy	Negative impact	GHG emissions from energy consumption in global offices (Location Based).	E1-5		•		•	•	•	•		•
Energy	Negative impact	GHG emissions stemming from energy consumption for major data center infrastructure (Location Based).	E1-6		•		•	•	•	•		•
Energy	Negative impact	Increased energy consumption and greenhouse gas emissions of customers using our products; especially on-premise IT solutions powered by inefficient, energy-intensive, non-renewable energy.	E1-7			•	•	•	•	•			•
Energy	Negative impact	Increased energy consumption due to adoption of energy intensive technologies (such as AI) and cloud transition.	E1-8	•	•		•	•	•	•		•
Climate change mitigation	Opportunity	Customers may be exposed to fines and legal action due to not meeting external demands regarding climate change mitigation (regulatory reporting and transformation obligations, customer contract agreements) and might buy SAP sustainability products (transition risks).	E1-9			•		•		NA		NA
Climate change mitigation	Opportunity	Proactive and enforced engagement in mitigation initiatives, transformation measures, and innovations (including the development of new SAP solutions) can help to make SAP more resilient, build up competitive advantage, enhance SAP's brand reputation, win new markets, increase revenues, maintain long-term viability, and reduce costs internally.	E1-10		•		•	•	•	NA		NA
Climate change mitigation	Opportunity	Increasing demand for software solutions tracking CO2 emissions - EHS-EM, SCT, SFM, SDX.	E1-11			•		•	•	NA		NA
Energy	Opportunity	Energy efficiency leads to cost savings in offices.	E1-12		•		•	•	•	NA		NA
Energy	Risk	Energy price volatility risk in own operations and our value chain.	E1-13	•	•	•	•	•	•	NA		NA
E-Waste	Negative impact	SAP-operated global data center infrastructure generates electronic waste.	E5-1		•	•	•	•	•	•		•
E-Waste	Negative impact	Generation of electronic waste in external data centers (Hyperscalers).	E5-2	•			•	•	•	•			•
E-Waste	Negative impact	Indirect production of waste through the procurement of docking stations and keyboards.	E5-3	•			•	•	•	•			•

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				Value Chain Location			Time Horizon			Impact
Topic	IRO Type	Description	IRO Identifier	upstream	own- operations	downstream	short-term	medium-term	long-term	actual	potential	direct	indirect	Company- specific
E-Waste	Negative impact	Indirect production of waste through the procurement of laptops and screens.	E5-4	•			•	•		•			•
S1: Adequate wages	Positive impact	We ensure, through different mechanisms, that employees are paid fairly and equally for work of equal value.	S1-1		•		•	•	•	•		•		•
S1: Freedom of association	Positive impact	Existence of and cooperation with social partners, including unions, works councils and other representative bodies in negotiations ensures a better representation of employees' interests and therefore a higher employee satisfaction and trust in SAP.	S1-2		•		•	•	•	•		•		•
S1: Freedom of association	Negative impact	Violation of employees' right to social partners, including unions, works councils and other representative bodies leads to negative impacts on employees.	S1-3		•		•	•	•		•	•		•
S1: Work-life balance	Positive impact	SAP's work environment supports work-life balance through flexible work schedules, trust-based working hours, and hybrid work options.	S1-4		•		•	•	•	•		•		•
S1: Health and safety	Positive impact	We promote healthy behavior and well-being for our employees through various programs and offerings.	S1-5		•		•	•	•	•		•		•
S1: Gender equality and equal pay for work of equal value	Positive impact	Improve employee performance through job satisfaction, motivation, and productivity as a result of equal opportunities and equal treatment.	S1-6		•		•	•	•	•		•		•
S1: Training and skills development	Positive impact	Training and development programs at SAP can help our employees to obtain valuable and relevant new skills and improve their career development.	S1-7		•		•	•	•	•		•		•
S1: Employment and inclusion of persons with disabilities	Positive impact	Accessibility and equality: Making SAP buildings, digital platforms, and training content accessible to people with disabilities, while also providing necessary accommodations and possibility to self-disclose their disability ensures equal opportunities for all employees.	S1-8		•		•	•	•	•		•		•
S1: Measures against violence and harassment in the workplace	Positive impact	A non-discriminatory environment fosters a high rate of well-being among our own employees.	S1-9		•		•	•	•	•		•		•
S1: Measures against violence and harassment in the workplace	Positive impact	We improve employees' sense of belonging, satisfaction, and trust in SAP through well-defined structures put in place to support employees on topics related to discrimination and harassment.	S1-10		•		•	•	•	•		•		•
S1: Diversity	Positive impact	Improve employee performance through job satisfaction, motivation, and productivity as a result of diversity and inclusion programs and networks.	S1-11		•		•	•	•	•		•		•
S1: Diversity	Negative impact	Psychological harassment (such as bullying, retaliation) can lead to mental and physical health issues, for example, and create a hostile work environment.	S1-12		•		•	•	•	•		•
S1: Other work-related rights	Negative impact	Employees' individual rights could be violated if their personal data is lost or if data protection and privacy laws are breached.	S1-13		•		•	•			•	•
S2: Adequate wages	Negative impact	Paying employees less than a decent living wage can lead to significant financial distress, perpetuation of poverty, and adverse effects on the overall economy.	S2-1	•			•	•	•	•		•	•

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				Value Chain Location			Time Horizon			Impact
Topic	IRO Type	Description	IRO Identifier	upstream	own- operations	downstream	short-term	medium-term	long-term	actual	potential	direct	indirect	Company- specific
S2: Health and safety	Negative impact	Health and safety issues in the workplace can lead to physical harm and higher rates of sick leave, and reduce workers' morale and satisfaction.	S2-2	•			•	•	•		•		•
S2: Gender equality and equal pay for work of equal value	Negative impact	Discrimination and inequality violate workers' rights and can lead to (psychological) stress.	S2-3	•		•	•	•	•		•		•
S2: Measures against violence and harassment in the workplace	Negative impact	If there are no effective measures against violence and harassment in the workplace, SAP might be linked to the abuse of people in the value chain.	S2-4	•		•	•	•	•		•	•	•
S2: Child labour	Negative impact	Child labor in the upstream or downstream supply chain would violate human rights.	S2-5	•			•	•	•		•		•
S2: Forced labour	Negative impact	Forced labor is a severe human rights violation that can cause psychological harm to individuals and contribute to unsafe working conditions.	S2-6	•			•	•	•		•		•
S2: Privacy	Negative impact	The failure of SAP systems could lead to people's data being lost, their right to privacy being violated, and to financial losses.	S2-7	•			•	•	•		•	•	•
S2: Privacy	Negative impact	In the event of a data breach, employees' right to privacy could be violated, which could lead to financial losses.	S2-8	•			•	•			•	•	•
Privacy	Positive impact	Increase customer trust through timely and transparent communication of responsible actions regarding to security, privacy and compliance.	SP-1			•	•	•	•	•		•	•	•
Privacy	Negative impact	If a significant security event or incident were to occur, customers' or suppliers' rights to data protection may be affected and their data lost, therefore exposing SAP to liability and reputational harm.	SP-2			•	•	•	•		•	•	•	•
Privacy	Positive impact	Compliance with a new or competing attestation, certification or assessment would enable customers to reach markets previously unattainable on their own and transfer some of the costs and responsibility to SAP for their care as a service provider, thereby improving our reputation.	SP-3			•	•	•	•	•		•	•	•
Privacy	Risk	Cybersecurity attacks or breaches, and security vulnerabilities in our infrastructure or services or those of our third-party partners could materially impact our business operations, products, and service delivery.	SP-4			•	•	•		NA		NA		•
Privacy	Risk	Costs due to fines, loss of trust and loss of sales due to the loss of customer data (e.g. as a result of a cyber attack).	SP-5			•	•	•	•	NA		NA		•
Privacy	Risk	Potential fines, damages claims and loss of reputation can harm customer trust, enhance costs and thus have a negative impact on our cash flow.	SP-6	•	•	•	•	•	•	NA		NA		•
Responsible marketing practices	Opportunity	Increase revenue by taking a leadership role in ensuring customer satisfaction and rights, including responsible marketing and sales practices.	SP-7		•		•	•	•	NA		NA		•
Responsible AI	Positive impact	By using artificial intelligence (AI) responsibly, SAP can drive efficiency and economic growth in an ethical manner.	AI-1	•	•	•		•	•		•	•	•	•

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				Value Chain Location			Time Horizon			Impact
Topic	IRO Type	Description	IRO Identifier	upstream	own- operations	downstream	short-term	medium-term	long-term	actual	potential	direct	indirect	Company- specific
Responsible AI	Negative impact	Implementing AI systems improperly can affect human rights.	AI-2	•	•	•	•	•			•	•	•	•
Responsible AI	Opportunity	We can position SAP as a trusted provider of relevant, reliable, and responsible AI.	AI-3	•	•	•	•	•	•	NA		NA		•
Corporate culture	Positive impact	Compliant and ethical business positively impacts social and economic development, furthering education, justice, democracy, prosperity, development, and health worldwide. Employees benefit by working for a company seen as ethical and one that they can trust.	G1-1	•	•	•	•	•	•	•		•	•	•
Protection of whistleblowers	Opportunity	Protection of whistleblowers and assurance of non-retaliation contribute to a greater willingness to speak out about concerns and thus helps deter corruption and wrongdoing and minimize risks.	G1-2	•	•	•		•	•	NA		NA		•
Prevention and detection including training	Opportunity	Cost savings and legal protection through deep-dive compliance risk assessment for high-risk market units.	G1-3	•	•	•		•	•	NA		NA		•
Prevention and detection including training	Risk	Increased cases of non-compliance and potential greater risk to the company.	G1-4	•	•	•		•	•	NA		NA		•

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The environmental, social, and governance topics we used as input for our materiality assessment are already embedded in our corporate strategy. Our table of results for all material IROs shows where they are located in our upstream and downstream value chain. We considered all impacts that relate to our data centers (e-waste and carbon emissions) and to AI, equal opportunities and equal treatment, training and development, security, cloud compliance, and data protection and privacy, and business conduct as connected to our strategy and business model.

The social topics are mainly global, and are therefore considered across the SAP Group and value chain where relevant, and cannot be broken down by individual countries or regions.

The main IROs for environmental topics relate to our core business and include software solutions, data management, energy availability and utilization, and electronic waste.

X-axis: Risk and opportunity score

Y-axis: Impact score

Gray area: Disclosure threshold

We assessed the IROs for each topic. The highest score in each topic determined where that topic is placed on the axes above. The numbering in the circles is for allocation purposes (see the Material Topics and Sub-Topics table below). The disclosure threshold contains all topics that were assessed as not material. The table below presents the results at topic and sub-topic level and lists the sections in which the respective topic or sub-topic is discussed. Please note that all IROs are covered by ESRS disclosure requirements. The only exceptions are IROs that relate to the security, cloud compliance, and data protection and privacy, and responsible AI topics.

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Material Topics and Sub-Topics

Topic Number	Topic	Sub-Topic	Disclosure Requirement	Section	Section
	Climate change	Climate change mitigation	Policies related to climate change mitigation	Climate Change	Our Approach and Policies
			Actions and resources in relation to climate change policies		Our Actions and Targets
			Targets related to climate change mitigation		Our Actions and Targets
			Gross Scopes 1,2,3 and total GHG emissions		GHG Emissions Scopes 1, 2 (location- and market-based), and 3 Upstream and Downstream, and Gross GHG Emissions (location- and market-based)
			GHG removals and GHG mitigation projects financed through carbon credits		Metrics on Material Topics
		Energy	Energy consumption and mix		Energy Consumption and Mix
	Circular economy	(E-)Waste	Policies related to resource use and circular economy	Resource Use and Circular Economy	Our Approach and Policies
			Actions related to resource use and circular economy		Our Actions and Targets
			Resource outflow		Our Actions and Targets
	Own workforce	General disclosures	Policies related to own workforce	Own Workforce

Global People Compliance – Our Approach and Policies

Social Dialogue, Involvement of Works Council – Our Approach and Policies

Total Rewards – Our Approach and Policies

Diversity & Inclusion – Our Approach and Policies

People Development – Our Approach and Policies

Flexible Working at SAP – Our Approach and Policies

Health, Safety, and Well-Being – Our Approach and Policies

Data Protection and Privacy

			Processes for engaging with own workforce and workers’ representatives about impacts		Processes for Engaging with Our Own Workforce
			Processes to remediate negative impacts and channels for own workforce to raise concerns		Global People Compliance
Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions

Global People Compliance – Our Actions and Targets

Social Dialogue, Involvement of Works Council – Our Actions and Targets

Total Rewards – Our Actions and Targets

Diversity & Inclusion – Our Actions and Targets

People Development – Our Actions and Targets

Flexible Working at SAP – Our Actions and Targets

Health, Safety, and Well-Being – Our Actions and Targets

Data Protection and Privacy

Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities
		Working conditions	Adequate wages		Total Rewards – Our Approach and Policies
			Work-life balance metrics		Total Rewards – Metrics on Material Topics
			Health and safety metrics		Health, Safety, and Well-Being – Our Actions and Targets

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Topic Number	Topic	Sub-Topic	Disclosure Requirement	Section	Section
		Equal treatment and opportunities for all	Characteristics of the undertaking’s employees		Characteristics of Our Own Workforce
			Characteristics of non-employees in the undertaking’s own workforce		Characteristics of Non-Employee Workers in Our Own Workforce
			Diversity metrics		Diversity & Inclusion – Metrics on Material Topics
			Remuneration metrics (pay gap and total remuneration)		Total Rewards – Metrics on Material Topics
			Persons with disabilities		Diversity & Inclusion – Metrics on Material Topics
		Other work-related rights	Collective bargaining coverage and social dialogue		Social Dialogue, Involvement of Works Councils – Metrics on Material Topics
			Social protection		Total Rewards – Metrics on Material Topics
			Training and skills development metrics		People Development – Metrics on Material Topics
			Incidents, complaints and severe human rights impacts		Global People Compliance – Metrics on Material Topics
	Workers in the value chain	Working conditions, equal treatment and opportunities for all, and other work-related rights	Policies related to value chain workers	Workers in the Value Chain	Our Approach and Policies
			Processes for engaging with value chain workers about impacts		Our Actions and Targets
			Processes to remediate negative impacts and channels for value chain workers to raise concerns		Our Actions and Targets
			Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those action		Our Actions and Targets
	Security, cloud compliance, and data protection and privacy	Company-specific	Policies adopted to manage material sustainability matters	Security, Cloud Compliance, Data Protection and Privacy	Our Approach and Policies
			Actions and resources in relation to material sustainability matters		Our Actions and Targets
			Metrics in relation to material sustainability matters		Metrics on Material Topics
			Tracking effectiveness of policies and actions through targets		Our Actions and Targets
	Responsible AI	Company-specific	Policies adopted to manage material sustainability matters	Responsible AI	Our Approach and Policies
			Actions and resources in relation to material sustainability matters		Our Actions and Targets
			Metrics in relation to material sustainability matters		Our Actions and Targets
			Tracking effectiveness of policies and actions through targets		Our Actions and Targets
	Business conduct	General disclosures	The role of the administrative, supervisory and management bodies	Business Conduct	Our Approach and Policies
		Corporate culture	Corporate culture and Business conduct policies		Our Approach and Policies
		Protection of whistleblowers	Prevention and detection of corruption and bribery		Our Actions and Targets
		Corruption and bribery	Confirmed incidents of corruption or bribery		Metrics on Material Topics

The following topics are not material: 2 Pollution, 3 Water and marine resources, 4 Biodiversity and ecosystems, 8 Affected communities, and 11 Geopolitical uncertainty.

We continuously monitor and evaluate the effectiveness of all activities to manage our IROs. For more information, see the Sustainability Governance section.

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Materiality Assessment for Climate Change Adaptation

Our assessment in accordance with ESRS found climate change adaptation not to be material. For the reason that data centers are constructed to withstand various physical threats, which mitigates the risk from climate change. We therefore do not expect our operations to be at risk from climate change in the foreseeable future. Even though climate change adaptation is not considered material, SAP continuously monitors the developments to take preventive measures if necessary.

Integration into Overall Risk and Opportunity Management

SAP uses standard risk management and reporting processes and schedules to track IROs. For more information, see the Sustainability Governance section and the Incorporation by Reference section of our Appendix .

Specific IRO Disclosures on Environmental Topics

Climate Change

As described above, we identified 20 IROs pertaining to E1 Climate change and energy; SAP did not identify any material transitional or physical risk.

Impact on Climate Change

SAP has screened its value chain to identify where significant potential and actual impacts of greenhouse gas emissions are concentrated. Our analysis of physical and transitional risks covers the part of our value chain over which we have a sufficient control. We are working on improving data collection processes along the extended value chain. Thus, we expect a broader coverage of our analysis in the future.

We aim to reach net zero across our value chain in line with a 1.5°C future by 2030. We consider actual targets and actions to estimate the future carbon pathways it will take under the Company’s net-zero transition plan. We are closely monitoring progress on our net-zero plans and continuously evaluate whether they need adjustments, considering the rise in demand for energy due to the use of artificial intelligence and the fact that some of our vendors may not achieve their expected emission reductions, which contribute to our net-zero goal. For more information about our greenhouse gas emissions, see the Climate Change section.

Physical Risks

SAP screened its activities to identify where it is exposed to climate hazards. The main physical risks for SAP are connected with our own and our colocation data centers, as our business model relies on their continuous operation.

In this context, SAP conducted a climate scenario analysis following the Does Not Significantly Harm criteria for the EU Taxonomy topic. The scenario analysis used was the SSP5-RCP8.5 scenario, which envisions a high-carbon future with an increase in average temperature of 4 degrees Celsius above preindustrial levels. We examined the highest priority categories of climate hazards that our colocations and data centers might face in the future. They are: water stress, variable temperature, heavy precipitation, and floods. These possible hazards enabled us to identify potential risks that SAP may encounter in the future.

SAP has assessed potential physical risk on the long-term horizon. We do not foresee that climate change hazards will affect our own or our colocation data centers in the foreseeable future, that is beyond five years.

To measure the magnitude of the financial effects and obtain a monetary value, we consulted subject-matter experts about the likely costs of relocating, constructing, and repairing our infrastructure in response to specific risks. To determine the likelihood, we considered the percentage of our facilities that are in high-risk areas, also bearing in mind that data centers and colocation facilities are designed to withstand and rebound from extreme weather events. Because only very few of our sites are situated in high-risk areas, we attributed a low likelihood, as it is highly unlikely that these events will affect SAP’s operations. We regularly revisit and revise this assessment, and factor in emerging climate scenario findings and technological developments that could enhance SAP’s resilience against various

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climate hazards. We are not aware of any critical climate-related assumptions made in our consolidated financial statements that would need to be compatible with the assumptions in our climate scenario analysis.

Transition Risk

Referring to the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD) on climate-related risks, SAP identified climate-related transition events. Our risk management experts conducted a preliminary screening of the transition risks related to SAP’s business model. Due to the nature of SAP’s business, no short- or medium-term transition events have been identified, and our analysis focused on long-term risk. SAP is not significantly exposed to transition risks, since it does not operate in high climate risk sectors. To mitigate transitional risk, we plan to adapt our data centers to future requirements. We are not aware of any critical climate-related assumptions made in our consolidated financial statements that would need to be compatible with the assumptions in our climate scenario analysis.

Pollution

In 2024, SAP consulted its internal experts to identify potential pollution-related impacts, risks, and opportunities. As part of this process, a thorough review of our sites and business activities was conducted. It concluded that there were no material pollution-related IROs, notably those related to substances of concern and microplastics. Since our internal review did not report any significant IROs, SAP identified the entire topic as not material and did not conduct any external consultations.

Water and Marine Resources

In 2024, SAP consulted its internal experts who manage SAP offices, data centers, and colocations, to identify potential IROs. Given SAP’s business activities, water and marine resources were identified as not material. We nonetheless continue to monitor this topic. In 2024, water withdrawn was 682 thousand cubic meters (FY 2023: 710 thousand cubic meters). When we assessed materiality, we identified the water-stress parameters of the impacted locations from our risk assessment as not business relevant because of our low presence overall in water-stressed areas. We reassess this topic periodically to account for new locations, changes in trends, and improved climate scenario analysis. Since our internal screening and the VBA results did not identify any substantial IROs, SAP did not carry out any external consultations.

Biodiversity

SAP conducted an internal screening using various biodiversity databases to assess whether our own offices, and our own and our colocation data centers, are in biodiverse areas. Our screening found that two of our offices in Australia and one colocation data center in Dubai are inside, and 23 locations are close to a biodiverse area. The only direct interference that SAP has in relation to biodiversity is consumption of space, and in this regard. Consequently, we did not identify any biodiversity-related impacts for affected communities. We adhere strictly to local environment laws and regulations to ensure that our activities do not lead to any deterioration of natural habitats or disturb species in protected areas. At most of our own sites, we employ environmentally responsible practices, design energy-efficient data centers, and implement environmental management systems. We continuously monitor our environmental impact. Our consultation with internal experts identified no actual or potential dependency on biodiversity from any activities related to our business model. We therefore also did not identify any systemic or physical risk related to biodiversity. The only transition opportunity we identified here was an increase in the demand for sustainability related software. As no material IRO resulted, no specific consultations with external experts were carried out.

Resource Use and Circular Economy

In 2024, SAP consulted internal experts to identify potential IROs. We screened the resource inflow (procurements) and resource outflow (waste) topics in the context of SAP’s business activities. To differentiate between the most relevant waste streams, SAP identified IROs for both waste and e-waste. The business units that were involved in this process are, for procurements, the global procurement department; for the waste stream, the global facilities team; and the units responsible for SAP IT equipment and SAP data center equipment. The materiality results show that, in line with SAP’s business, the only material topic is e-waste, for which we have identified material impacts but no risks

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or opportunities. The material impacts associated with maintaining our current business operations are the IROs E5-1 to E5-4 and highlight the need for strategic adjustments to mitigate adverse effects on our ecosystem. No material risks were identified associated with maintaining the current business operations as usual.

With regard to the transition to a circular economy, we have not identified any IROs that are material for SAP, and while our negative impacts largely relate to resource inflows, these impacts were also not considered material for SAP because we are not a manufacturing company that depends on specific resource inflows. SAP is committed to ongoing transparency and improvement in these areas and to aligning our operational practices with the principles of sustainability and circular economy.

As our screening sufficiently covers the topic, we did not carry out any external consultations.

Specific IRO Disclosures on Business Conduct Topics

In 2024, SAP consulted internal experts to identify potential IROs. We screened SAP’s corporate culture, the protection of whistleblowers, corruption and bribery ( Office of Ethics and Compliance), and political engagement (Government Affairs), the management of relationships with suppliers, including payment practices, and animal welfare (Procurement Organization) in the context of SAP’s business activities. The business units mentioned in brackets were involved in this process. Our evaluations took into account the location, activity, sector, and structure of the transactions. The materiality results show that, in line with SAP’s business, the only material topics, for which we have identified material impacts, risks and opportunities, are corporate culture, protection of whistleblowers, and corruption and bribery.

With regard to animal welfare, we have not identified any IROs that are material for SAP, since it is a cloud-software company. Nor did we identify any material IROs relating to political engagement, the management of relationships with suppliers, or our payment practices. Here, we have robust policies in place governing political engagement and payment practices; these policies are strictly enforced.

As our screening sufficiently covered the topic, we did not consult any external experts.

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Environmental Information

In this section, we disclose information about SAP’s material impacts, risks, and opportunities (IROs) related to environmental topics and responsibility. For more information, see the sections Climate Change and Resource Use and Circular Economy.

Sustainable Finance: EU Taxonomy Information

In accordance with Article 8 of Regulation 2020/852 of the European Parliament and of the Council of the European Union (EU Taxonomy regulation), we have included information about how and to what extent SAP’s activities are associated with economic activities that qualify as environmentally sustainable under this regulation.

Our Approach and Policies

Assessment of Taxonomy Eligibility and Alignment

The EU Taxonomy is a classification system for sustainable activities, which distinguishes between “Taxonomy-eligible” and “Taxonomy-aligned” economic activities.

An activity is Taxonomy-eligible if it is described in relation to one of the six environmental objectives contained in the delegated acts, regardless of whether it meets the sustainability criteria. To be Taxonomy-aligned, the economic activity must additionally:

- contribute significantly to one of the environmental objectives,

- not cause significant harm to the other environmental objectives (“does not significantly harm” [DNSH] criteria),

- comply with the minimum safeguards (e.g. OECD Guidelines, UN Guiding Principles on Business and Human Rights).

So far, the EU Taxonomy has focused on the first two environmental goals “climate change mitigation” and “climate change adaptation”. From 2024, the technical screening criteria will be extended to all six environmental objectives, including "sustainable use and protection of water and marine resources", "transition to a circular economy", "pollution prevention and control", and "protection and restoration of biodiversity and ecosystems".

The eligibility assessment for SAP’s activities in 2024 is in accordance with the current EU Taxonomy Regulation and reflects the changes published in the Environmental Delegated Acts as well as the amendments to the Climate Delegated Act. As a result, SAP has identified economic activities as relevant for disclosure, using the steps described above, and examined whether they qualify as Taxonomy-aligned.

If an activity contributes significantly to multiple environmental objectives, we assigned it to the most relevant objective to avoid double counting. Our activities are exclusively assigned to the environmental objective "climate change mitigation".

Our Actions and Targets

SAP’s Taxonomy-Eligible Economic Activities

We assessed the following activities as Taxonomy-eligible or -aligned in the reporting year:

1.2 Manufacture of electrical and electronic equipment

This activity covers expenditure on the purchase of electronic devices (laptops, smartphones, tablets, and monitors) and examines its possible significant contribution to the transition to a circular economy based on its technical screening criteria. The identified devices could be assessed as Taxonomy-eligible, but not yet as Taxonomy-aligned based on the assessment criteria.

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3.3 Manufacture of low carbon technologies for transport

This economic activity includes the vehicles purchased for the SAP car fleet. In 2024, SAP capitalized an amount of €205 million. For most of our electric vehicles, we were able to obtain the proof required for Taxonomy alignment from our suppliers, allowing us to report €70 million as Taxonomy-aligned.

6.5 Transport by motorbikes, passenger cars, and light commercial vehicles

Due to the transition from purchased to leased vehicles in our company car fleet, we will report the costs for this year under activity 6.5 “Transport by motorbikes, passenger cars and light commercial vehicles,” which includes the acquisition, financing, leasing, and operation of passenger cars. The vehicles reported could be assessed as Taxonomy-eligible, but not yet as Taxonomy-aligned based on the specified assessment criteria.

7.1. Construction of new buildings

This activity includes expenditure incurred in the fiscal year for new buildings at SAP sites in Munich (Germany) and Bangalore (India). The buildings identified could be assessed as Taxonomy-eligible, but not as Taxonomy-aligned based on the specified assessment criteria of the environmental objectives of climate protection (CCM 7.1) and circular economy (CE 3.1).

7.2 Renovation of existing buildings

This activity includes expenses incurred in the financial year for renovation work carried out; these are essentially renovation costs for the SAP sites in Walldorf (Germany), Paris (France), and Palo Alto (USA). The buildings identified could be assessed as Taxonomy-eligible, but not as Taxonomy-aligned based on the specified assessment criteria of the environmental objectives of climate protection (CCM 7.2) and circular economy (CE 3.2).

7.4. Installation, maintenance, and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)

Costs that fall under this activity arose during the further expansion of our e-charging infrastructure at our SAP locations. We are continuously expanding this worldwide. From 2025, most new company cars for employees are to be emission-free. The installations identified could be assessed as Taxonomy-eligible, but not as Taxonomy-aligned based on the specified evaluation criteria.

7.5. Installation, maintenance, and repair of instruments and devices for measuring, regulating, and controlling the energy performance of buildings

This activity includes expenses incurred through the installation or replacement of ventilation and refrigeration systems (SAP Walldorf (Germany) and Newtown Square (USA)). The activities could be assessed as Taxonomy-eligible, but not as Taxonomy-aligned based on the specified evaluation criteria.

8.1 Data processing, hosting, and related activities

This economic activity includes our data centers and relevant cloud solutions that are not yet Taxonomy-aligned. We comply with the requirements for implementing the procedures of the EU Code of Conduct for the Energy Efficiency of Data Centers. However, not all our data centers meet the requirement for the global-warming potential of the refrigerants used in their cooling systems. These refrigerants will be replaced at the end of their service life, according to our regular maintenance schedule, over the course of the next few years. Replacing them right away would create toxic waste and generate additional costs. SAP’s data center colocations and hyperscalers do not yet fully meet the criteria set out in the EU Taxonomy Regulation either. However, we are in contact with our providers to make progress in this area in the coming years.

Minimum Safeguards

The frameworks for minimum safeguards include the OECD Guidelines for Multinational Enterprises, the United Nations Guiding Principles on Business and Human Rights, and the core labour standards of the International Labour Organization (ILO). SAP has conducted a review of all the core topics included in the minimum safeguards to ensure compliance. Our global due diligence processes ensure that we uphold and meet all the requirements under the minimum safeguards.

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Revenues

€ millions, unless otherwise stated
Financial Year	2024			Substantial Contribution Criteria						DNSH Criteria ("Does Not Significantly Harm")
Economic Activities (1)	Code[1] (2)	Turnover (3)	Pro- portion of Turnover 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy- Aligned (A.1) or -Eligible (A.2) Turnover 2023 (18)	Category Enabling activity (19)	Category Transitional activity (20)
		€	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. Taxonomy-eligible activities
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Of which Enabling		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	E
Of which Transitional		-	-	-						-	-	-	-	-	-	-	-		T
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL
8.1 Data processing, hosting, and related activities	CCM 8.1	16,745	49%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								43%
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		16,745	49%	49%	-	-	-	-	-								43%
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		16,745	49%	49%	-	-	-	-	-								43%
B. Taxonomy-non-eligible activities
Turnover of Taxonomy-non-eligible activities (B)		17,431	51%
Total (A+B)		34,176	100%

1 The code is the abbreviation of the relevant objective to which the economic activity is eligible to make a substantial contribution. For example: CCM – Climate Change Mitigation, plus the section number of the activity in the EU’s annex to the Taxonomy Regulation.

CCM: Climate Change Mitigation

CCA: Climate Change Adaptation

WTR: Water and Marine Resources

CE: Circular Economy

PPC: Pollution Prevention and Control

BIO: Biodiversity and Ecosystems

Y                  – Yes, Taxonomy-aligned activity with the relevant environmental objective

N                  – No, Taxonomy-eligible activity but not Taxonomy-aligned with the relevant environmental objective

N/EL           – Not eligible, Taxonomy-non-eligible activity for the relevant environmental objective

EL               – Taxonomy-eligible activity; N/EL – Taxonomy-non-eligible activity

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As outlined above, we have identified only one Taxonomy-relevant activity (CCM 8.1) to which revenues can be attributed. As part of this process, we took materiality aspects into account. Eligible revenue consists of revenue earned from providing the following services, which comply with the description of activity 8.1:

–	Software as a service (SaaS)

–	Platform as a service (PaaS)

–	Infrastructure as a service (IaaS)

These services make up our cloud revenues. Revenues that qualify as cloud revenue but cannot be classified as Taxonomy-eligible have been excluded. Total revenue is determined according to IFRS, specifically IFRS 15, and matches the total revenue presented in SAP’s Consolidated Income Statements. For more information about how we recognize revenue, and about the components of revenue, see the Notes to the Consolidated Financial Statements, Note A.1.

For a detailed description of the development and key drivers of SAP’s revenues, see the Performance Against Our Outlook for 2024 (Non-IFRS) and the Operating Results (IFRS) sections in our Combined Management Report.

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Capital Expenditures (CapEx)

€ millions, unless otherwise stated
Financial Year	2024			Substantial Contribution Criteria						DNSH Criteria ("Does Not Significantly Harm")
Economic Activities (1)	Code[1] (2)	CapEx[2] (3)	Pro- portion of CapEx 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy- Aligned (A.1) or -Eligible (A.2) CapEx 2023 (18)	Category Enabling activity (19)	Category Transitional activity (20)
		€	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. Taxonomy-eligible activities
A.1. Environmentally sustainable activities (Taxonomy-aligned)
3.3 Manufacture of low carbon technologies for transport	CCM 3.3	70	4%	Y						Y	Y	Y	Y	Y	Y	Y	4%	E	-
Capex of environmentally sustainable activities (Taxonomy-aligned) (A.1)		70	4%	4%	-	-	-	-	-	-	-	-	-	-	-	-	-
Of which Enabling		70	4%	4%	-	-	-	-	-	-	-	-	-	-	-	-	-	E
Of which Transitional		0	0%	0%						-	-	-	-	-	-	-	-		T
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL
1.2 Manufacture of electrical and electronic equipment*	CE 1.2	83	5%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-
3.3 Manufacture of low carbon technologies for transport	CCM 3.3	135	8%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								11%
6.5 Transport by motorbikes, passenger cars and light commercial vehicles*	CCM 6.5	71	4%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								-
7.1. Construction of new buildings*	CCM 7.1/ CE 3.1	38	2%	EL	N/EL	N/EL	N/EL	EL	N/EL								-
7.2 Renovation of existing buildings*	CCM 7.2 / CE 3.2	54	3%	EL	N/EL	N/EL	N/EL	EL	N/EL								-
7.4. Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)*	CCM 7.4	16	1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								-
7.5. Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings*	CCM 7.5	18	1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								-

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€ millions, unless otherwise stated
Financial Year	2024			Substantial Contribution Criteria						DNSH Criteria ("Does Not Significantly Harm")
Economic Activities (1)	Code[1] (2)	CapEx[2] (3)	Pro- portion of CapEx 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy- Aligned (A.1) or -Eligible (A.2) CapEx 2023 (18)	Category Enabling activity (19)	Category Transitional activity (20)
		€	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
8.1 Data processing, hosting, and related activities	CCM 8.1	226	13%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								12%
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		641	37%	32%	-	-	-	5%	-								23%
A. CapEx of Taxonomy-eligible activities (A.1+A.2)		711	41%	36%	-	-	-	5%	-								27%
B. Taxonomy-non-eligible activities
CapEx of Taxonomy-non-eligible activities (B)		1,030	59%
Total (A+B)		1,741	100%

1 The code is the abbreviation of the relevant objective to which the economic activity is eligible to make a substantial contribution. For example: CCM – Climate Change Mitigation, plus the section number of the activity in the EU’s annex to the Taxonomy Regulation.

2 Denominator includes WalkMe

* First reporting in 2024, therefore no previous year figures available.

CCM: Climate Change Mitigation
CCA: Climate Change Adaptation
WTR: Water and Marine Resources
CE: Circular Economy
PPC: Pollution Prevention and Control
BIO: Biodiversity and Ecosystems
Y                  – Yes, Taxonomy-aligned activity with the relevant environmental objective
N                  – No, Taxonomy-eligible activity but not Taxonomy-aligned with the relevant environmental objective
N/EL           – Not eligible, Taxonomy-non-eligible activity for the relevant environmental objective
EL                – Taxonomy-eligible activity; N/EL – Taxonomy-non-eligible activity

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Proportion of CapEx / Total CapEx
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	4%	36%
CCA	0%	0%
WTR	0%	0%
CE	0%	10%
PPC	0%	0%
BIO	0%	0%

Extent of eligibility and alignment per environmental objective.

CCM: Climate Change Mitigation
CCA: Climate Change Adaptation
WTR: Water and Marine Resources
CE: Circular Economy
PPC: Pollution Prevention and Control
BIO: Biodiversity and Ecosystems

We have designated the costs as related to assets and processes associated with the activities listed in the CapEx table as Taxonomy-eligible. When identifying relevant costs and activities, we took materiality aspects into account. Details on the individual activities can be found above in the SAP‘s Taxonomy-Eligible Economic Activities section.

In line with the EU Taxonomy Regulation, the total capital expenditures presented in this section include additions to tangible and intangible assets accounted for based on IAS 16, IAS 38, and IFRS 16, and additions to tangible and intangible assets (excluding additions to goodwill) resulting from business combinations.

Taxonomy-eligible capital expenditures relate to assets and processes that are associated with the economic activity 8.1 “Data processing, hosting, and related activities.” These expenses mainly comprise investments in SAP’s cloud infrastructure (IT hardware and software).

Additionally, Taxonomy-eligible capital expenditures include capitalized costs relating to the purchase of vehicles.

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Operational Expenditure (OpEx)

€ millions, unless otherwise stated
Financial Year	2024			Substantial Contribution Criteria						DNSH Criteria ("Does Not Significantly Harm")
Economic Activities (1)	Code[1] (2)	OpEx (3)	Pro- portion of OpEx 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy- Aligned (A.1) or -Eligible (A.2) OpEx 2023 (18)	Category Enabling activity (19)	Category Transitional activity (20)
		€	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. Taxonomy-eligible activities
A.1. Environmentally sustainable activities (Taxonomy-aligned)
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Of which Enabling		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	E
Of which Transitional		-	-	-						-	-	-	-	-	-	-	-		T
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL
8.1 Data processing, hosting, and related activities	CCM 8.1	1,901	21%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								19%
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		1,901	21%	21%	-	-	-	-	-								19%
A. OpEx of Taxonomy-eligible activities (A.1+A.2)		1,901	21%	21%	-	-	-	-	-								19%
B. Taxonomy-non-eligible activities
OpEx of Taxonomy-non-eligible activities (B)		6,974	79%
Total (A+B)		8,875	100%

1 The code is the abbreviation of the relevant objective to which the economic activity is eligible to make a substantial contribution. For example: CCM – Climate Change Mitigation, plus the section number of the activity in the EU’s annex to the Taxonomy Regulation.

CCM: Climate Change Mitigation
CCA: Climate Change Adaptation
WTR: Water and Marine Resources
CE: Circular Economy
PPC: Pollution Prevention and Control
BIO: Biodiversity and Ecosystems
Y                  – Yes, Taxonomy-aligned activity with the relevant environmental objective
N                  – No, Taxonomy-eligible activity but not Taxonomy-aligned with the relevant environmental objective
N/EL           – Not eligible, Taxonomy-non-eligible activity for the relevant environmental objective
EL                – Taxonomy-eligible activity; N/EL – Taxonomy-non-eligible activity

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We have designated the costs as related to assets and processes associated with the activities listed in the OpEx table as Taxonomy-eligible. When “identifying relevant costs and activities, we took materiality aspects into account. Details on the individual activities can be found above in the SAP‘s Taxonomy-Eligible Economic Activities section.

Most of the costs related to activity “8.1 Data processing, hosting, and related activities“ are leasing expenses for hosting services provided by third parties. To a smaller extent, these costs also include expenses for the maintenance and repair of SAP’s cloud infrastructure.

According to the EU Taxonomy, total operating expenses mainly include the following non-capitalized cost elements: research and development, short-term leases, and maintenance and repairs relating to property, plant, and equipment. Other major expense components in SAP’s Consolidated Income Statement, such as depreciation, utilities (for example, costs for heating and electricity consumption), and most general and administrative costs, restructuring, and sales and marketing costs do not meet the definition of operating expenses in the EU Taxonomy and are therefore not included.

For a detailed description of the development and key drivers of all operating expenses, see the Performance Against Our Outlook for 2024 (Non-IFRS) and the Operating Profit and Operating Margin section in our Combined Management Report.

Nuclear and Fossil Gas Related Activities

The “Delegated Regulation concerning economic activities in certain energy sectors” extends the disclosure to include information on activities in the nuclear energy and fossil gas sectors. At a small number of its sites in Germany, SAP operates combined heat/cool and power generation facilities that use fossil gaseous fuels. Since the associated Taxonomy-eligible and -aligned capital and operational expenditures are negligible, we do not disclose the operation of these facilities as an additional activity. We have no other fossil gas-related activities nor any nuclear energy activities to disclose.

Row	Nuclear energy related activities
1.	The undertaking carries out, funds, or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2.	The undertaking carries out, funds, or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using the best available technologies.	NO
3.	The undertaking carries out, funds, or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
Fossil gas related activities
4.	The undertaking carries out, funds, or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	NO
5.	The undertaking carries out, funds, or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	NO
6.	The undertaking carries out, funds, or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO

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Climate Change

In this section, we disclose information about SAP’s material IROs related to our climate-change-specific topics, which have been identified as material topics for SAP. The assessed IROs provide information that is important for understanding the impact of our business activities on sustainability matters (impact materiality) and the impact sustainability matters have on our financial performance. The material IROs with identifiers E1-1 to E1-13 can be found in the IRO table included in the Results of the Double Materiality Assessment section.

Greenhouse Gas (GHG) Emissions Calculation Methodology

Reporting Approach

Data for our Greenhouse Gas (GHG) indicators is collected and reported on a quarterly basis and is subject to external assurance for annual reporting (for more information, see Basis for Preparation). Reporting on Total Energy Consumption and data center electricity is based on the data collected for the calculation of our GHG emissions. All numbers are based on the metric system. Whenever we state “tons,” we mean metric tons.

Gross Greenhouse Gas Emissions

Definition

We define Gross Greenhouse Gas Emissions (location-based) (Gross GHG Emissions (location-based)) as the sum of all GHG emissions measured and reported as Carbon dioxide equivalents (CO2e). We deduct renewable electricity from this amount to determine our Gross GHG Emissions (market-based). For more information, see the Energy Consumption and Mix section.

Reporting Principles

SAP’s preparation of the GHG emissions data is based on the Corporate Accounting and Reporting Standard, the GHG (Greenhouse Gas) Protocol Scope 2 Guidance, and the Corporate Value Chain (Scope 3) Accounting and Reporting Standard of the World Resources Institute/World Business Council for Sustainable Development.

In alignment with the GHG Protocol Scope 2 Guidance, we report our Gross GHG Emissions using the location-based and market-based calculation methods.

Organizational Boundaries

SAP defines its organizational boundaries by applying the operational control approach as set out in the GHG Protocol.

Operational control is established when SAP has the full authority to introduce and implement its operating policies. The GHG emissions of all operations over which the Company has operational control and all owned or leased facilities, colocation data centers, and vehicles that the Company owns or operates are accounted for in the GHG emissions. They are based either on measurements or, where no measured data is available, on estimations and extrapolations.

Some of SAP’s leased facilities operate under full-service or multitenant leases. In these cases, SAP does not have access to actual energy consumption information. We include these facilities in our definition of operational control and account for them by estimating their energy consumption.

Data Consistency

Methodology Changes

We aim to continuously refine the methodology we use to calculate GHG emissions, and to increase the share of input data that is measured instead of extrapolated. For example, we change the source of activity data, add new activity types, and reflect changes in emission factors and in the approaches used to calculate GHG emissions. Since we define our methodology to the best of our knowledge and capabilities, and consider such changes to be improvements, we apply them from the current year onward, and do not adjust our data retrospectively. We explain the current year’s methodology changes in this section, particularly under Methodology and Further Details.

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Conversion Factors

The calculation of the GHG emissions is based on factors for conversion and extrapolation provided by the International Energy Agency (IEA), US Environmental Protection Agency (EPA), UK Department for Environment, Food & Rural Affairs (DEFRA), Environment Canada, and the GHG Protocol, as internationally recognized authorities. We also use extrapolation factors based on our own reported data (from previous quarters) to determine an average consumption value per base unit (for example, liters of fuel per car for fleet vehicles, and electricity consumption per m2 for facilities).

Where relevant, our conversion factors consider CO2e for greenhouse gases. Global warming potential factors are based on the Sixth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC). We report all our GHG emissions in CO2 equivalents, including the impact from CH4 and N2O, in our target-relevant Greenhouse Gas Emissions Scope 1 (GHG Emissions Scope 1), Greenhouse Gas Emissions Scope 2 (location-based) (GHG Emissions (located-based)), Greenhouse Gas Emissions Scope 2 (market-based) (GHG Emissions (market-based)), Greenhouse Gas Emissions Scope 3 Upstream (GHG Emissions Scope 3 Upstream) and Greenhouse Gas Emissions Scope 3 Downstream (GHG Emissions Scope 3 Downstream). The emission impact of refrigerants includes hydrofluorocarbons (HFCs) only. We review all our emissions and extrapolation factors annually and update them if required. In the current reporting year, sulfur hexafluoride (SF6), perfluorocarbons (PFC), and nitrogen trifluoride (NF3) emissions are not included in our disclosure, as these gases do not occur in SAP’s operations or value chain activities.

Methodology and Further Details

GHG Emissions Scope 1

Scope 1 refers to direct GHG emissions and is defined as emissions from sources that are owned or controlled by the organization. At SAP, the following areas are covered by Scope 1:

-	Stationary combustion in facilities: GHG emissions caused by oil or gas combustion of heating systems and generators in SAP office buildings and data centers. GHG emissions are calculated based on gas and oil consumption in kilowatt hours (kWh). Where no measured data is available, stable values (kWh/m2) based on the previous year’s stationary combustion consumption data are used for extrapolation. Where no specific information is available, the natural gas reported by local sites is assumed to be at the lower heating value.

-	Refrigerants in facilities: HFC emissions caused by the loss of refrigerants used in cooling systems and air conditioning equipment. The emissions are extrapolated based on the number of server units in data centers[1] and on office space with an air conditioning (A/C) system. All refrigerants are assumed to be HFC134a.

-	Mobile combustion from corporate cars: GHG emissions from the combustion of fuel by company cars. In the context of GHG reporting, the term “company car” refers to all cars for which SAP permanently covers the fuel costs. GHG emissions are calculated based on fuel consumption. If detailed fuel data is not available in specific countries, stable values (liters/car) are used for extrapolation based on the number of company cars reported. The stable values for extrapolation are based on the previous year’s data.

-	Mobile combustion from corporate jets: GHG emissions caused by business trips with SAP-owned or chartered jets. GHG emissions are calculated for SAP’s jets based on actual fuel consumption.

-	Wood pellets: In addition to gas and oil, we use wood pellets to generate thermal heat for our buildings at our headquarters in Walldorf. The GHG emissions from wood pellets for Scope 1 can essentially be neutralized, given that the carbon absorption during the tree’s growth phase matches the carbon released during combustion. However, to account for all GHG emissions, we include the direct carbon dioxide impact from wood pellet combustion as “outside of scope” GHG emissions. In 2024, this fuel accounted for 0.4 kilotons of GHG emissions, compared to 0.3 kilotons in 2023. The carbon dioxide emissions resulting from the combustion of wood pellets are categorized as biogenic because the equivalent amount of carbon is absorbed by the biomass

1 Since 2022, we have also considered the server units located in our colocation data centers.

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(wood) during its life cycle. The reporting of these emissions is separate from the mandatory GHG Emissions Scope 1.

GHG Emissions Scope 2 (location- and market-based)

Scope 2 refers to indirect GHG emissions and is defined as GHG emissions from the consumption of purchased electricity, purchased steam, or other sources of energy generated upstream from the organization. We calculate GHG Emissions Scope 2 following both a location-based and market-based approach. To calculate the GHG Emissions Scope 2 (market-based), we have applied a regional energy attribute certificates (EACs) portfolio approach (see Energy Consumption and Mix above).

At SAP, the following emission categories are covered by Scope 2:

-	Electricity in office buildings: GHG emissions caused by the consumption of purchased electricity in office buildings. GHG emissions are calculated based on building electricity consumption. CO2e conversion factors are updated annually based on country-specific grid factors. Where no measured data is available, stable values (kWh/m2) based on the previous year’s energy consumption data are used for extrapolation.

-	Electricity in SAP-owned data centers: GHG emissions caused by the consumption of purchased electricity in SAP-owned and -managed data centers. GHG emissions are calculated based on data center electricity consumption (100% data coverage). CO2e conversion factors are updated annually based on country-specific grid factors.

-	Electricity in colocation data centers: GHG emissions caused by the consumption of purchased electricity in colocation data centers. A colocation is a local computing center whose building infrastructure is controlled and managed by an external provider but where SAP has control over the operations of the network and server infrastructure on which SAP software runs. CO2e conversion factors are updated annually based on country-specific grid factors. Electricity consumption for colocation data centers is calculated based on the consumed IT infrastructure power and a power usage effectiveness (PUE) factor. Where no data is available, average factors are applied.

-	E-mobility: GHG emissions from company cars with electric drivetrains. Electricity consumption is calculated based on the number of electric cars per country, an average energy consumption value for electric cars, and an average mileage per year. GHG emissions are calculated based on country-specific emission factors.

-	Purchased chilled and hot water, and steam: GHG emissions caused by the consumption of purchased heat or steam in office buildings (district heating). GHG emissions are calculated based on the consumption of district heating. Emission factors are updated annually. Where no measured data is available, stable values (kWh/m2) based on the previous year’s energy consumption data are used for extrapolation.

-	Home office electricity: Starting in 2024, we will no longer include GHG emissions caused by end-user IT equipment used by SAP employees working from home in our reporting. Compared to SAP’s Total Energy Consumption, the amount of electricity used by our employees working remotely is insignificant. In addition, SAP has implemented a strict return-to-office policy in 2024, which will reduce the energy consumption and corresponding GHG emissions even further going forward. The change in reporting has no effect on SAP’s net zero target and baseline, since the net-zero target and baseline are market-based and GHG emissions relating to remote work had been 100% compensated by the purchase of renewable energy certificates.

GHG Emissions Scope 3 Upstream and Downstream

Scope 3 refers to other indirect GHG emissions, which are defined as GHG emissions that are a consequence of the operations of an organization that it does not directly own or control. GHG Emissions Scope 3 are divided into Upstream and Downstream emissions.

GHG Emissions Scope 3 Upstream

-	Business flights: GHG emissions caused by business trips by airplane. These GHG emissions are calculated based on actual distance traveled and DEFRA factors. DEFRA adjusted their aviation factors to account for reduced load factors as a consequence of the COVID-19 pandemic. Since the load factors in 2024 are almost back to pre-COVID level, we used the factor from the previous

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reporting year to eliminate this effect in our 2024 reporting. In our view, this approach reflects a more accurate picture of the actual GHG emissions. In a next step, we determine an average emission factor per euro spent based on short-, medium-, and long-haul flight emission factors. For the CO2e calculation, this factor is applied to actual costs for business flights. Emission factors for business flights do not consider the radiative forcing factors (77% data coverage).

-	Rental cars: GHG emissions caused by business trips by rental car. An average emission factor from rental cars is calculated based on actual distance traveled and actual costs incurred. This average emission factor is used for extrapolation based on the costs (75% data coverage).

-	Train travel: GHG emissions from business trips by train. An average emission factor from train travel is calculated based on actual distance traveled and actual costs incurred. This average factor is used for extrapolation based on costs. In Germany, business trips by train are considered carbon neutral, as they are compensated by 100% green electricity by Deutsche Bahn (39% data coverage).

-	Business trips by private car: GHG emissions from business trips by employee-owned cars and company cars without fuel cards. These GHG emissions are calculated based on the distance traveled by private car. This activity type does not include trips by company cars with fuel cards (100% data coverage).

-	Flexible Mobility: We are also calculating GHG emissions from our Flexible Mobility program. Employees taking part in this program receive a monthly mobility budget that they can spend on various means of transportation, such as public transportation, rental cars, and rental bikes. The CO2e resulting from this program is calculated using a spend-based method similar to that described in the Purchased Goods and Services section (100% data coverage).

-	Employee commuting: GHG emissions caused by commuting between home and work at an SAP office location, considering all modes of transportation, and excluding commutes by company car. To collect the data, we conduct an SAP-global, Qualtrics-based commuting survey about the distance to work and the mode of transportation used. The last survey was conducted in 2022, and we received approximately 30,000 valid responses, which are the basis for our GHG calculation of employee commuting in 2024. Commuting data for non-responding employees and for quarterly updates is extrapolated based on the number of FTEs, excluding those employees who drive a company car (28% data coverage).

-	Purchased goods and services: This category includes all significant cradle-to-gate upstream emissions from goods and services that SAP purchased during the reporting period. We also include services from waste and water disposal in this category. In addition, it contains the services from our hyperscale providers, fuel- and energy-related activities, and upstream transportation and distribution. SAP includes all significant cradle-to-gate emissions for its net-zero 2030 target. Therefore, we apply a different calculation method for all purchased goods and services. To derive the CO2e values, SAP closely collaborates with a third-party provider that utilizes a spend-based method. We use coefficients that translate each US$ of spend into kilograms of CO2e. The coefficients are available for each country-sector combination and by supply chain tier (direct suppliers, suppliers of suppliers, and so on) (100% data coverage).

-	Capital goods: Includes all cradle-to-gate upstream emissions of purchased capital goods, such as buildings, data center and IT equipment, and cars (100% data coverage).

GHG Emissions Scope 3 Downstream

-	Use of sold products: A major part of our overall GHG emissions stems from the use of our software (customers running SAP solutions on their hardware and premises). The estimated energy consumption is extrapolated globally based on the number of productive installations and average regional PUEs at year-end, derived from SAP’s managed colocations. For systems without maintenance contracts, SAP has no transparency on whether the solutions are still in use. Therefore, we only consider on-premise solutions with active maintenance contracts. This way, we ensure that only active, still functional software products are included in the calculation (100% data coverage).

GHG emissions are calculated using a global electricity emission factor. The calculation covers all our major solutions, including on-premise software. Cloud solutions are not included, as they are part of

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internal, colocation, and hyperscale providers data center electricity GHG emissions. Mobile solutions (for example, SAP apps running on customer IT equipment) are also not included.

SAP aims to constantly improve its calculation method. We will adapt the parameters we use when significant technology changes occur, or more accurate data sources become available.

Excluded GHG Emissions Scope 3 Upstream and Downstream

The following sources of GHG Emissions Scope 3 Upstream and Downstream are not applicable or are insignificant to SAP’s business operations: Downstream transportation and distribution, processing of sold products, end-of-life treatment of sold products, downstream leased assets, franchises, and investments. Additionally, the upstream leased assets category is not relevant for SAP, since we have classified GHG emissions resulting from leased assets as GHG Emissions Scope 1 and 2 (location- and market-based) following the operational control approach of the GHG Protocol.

Our Approach and Policies

For over a decade now, climate action has been at the top of SAP’s corporate sustainability agenda in light of the increasing impacts of climate change and escalating global challenges. As outlined in the Sustainability Strategy section, we aim to take climate action through our dual approach as enabler and exemplar to help pave the way toward a low-carbon future for our customers, partners, and SAP, and create impact while respecting planetary boundaries.

The following sections describe in detail how we mitigate negative impacts and risks, and how we pursue positive impacts and opportunities through our policies, actions, targets, and metrics.

Policies Related to Climate Change Mitigation

Our Global Environmental Policy addresses all our material IROs by focusing on climate change mitigation, energy performance, circularity, and the deployment of renewable energy sources. In line with initiatives and standards such as the UN Sustainable Development Goals (SDGs), Science Based Targets initiative (SBTi), GHG Protocol and ISO14001, the policy governs our efforts to manage the environmental IROs identified by the materiality assessment and mitigate our GHG emissions. The policy is publicly available on SAP’s website2 and places importance on cooperation with suppliers, customers, and other stakeholders. It is regularly reviewed by internal lines of business and SAP’s leadership, with the CEO having ultimate responsibility. The policy applies to SAP SE and its subsidiaries, including all global operations of the company, different departments, and all geographical regions. It relates to SAP business activities and environmental aspects that SAP can sufficiently control or influence. We are currently reworking our Global Environmental Policy, and will publish the updated version in 2025.

Our Actions and Targets

Our Targets Related to Climate Change Mitigation

Transition Plan for Climate Change Mitigation

Our net-zero commitment is the cornerstone of our climate change mitigation. Under this commitment, we aim to reduce our Gross Greenhouse Gas (GHG) Emissions (market-based) by at least 90% across the relevant value chain by 2030. The net-zero target has been validated and approved by the Science Based Targets initiative (SBTi), which also verified that SAP’s target is compatible with limiting global warming to 1.5°C as advocated by the Paris Agreement.

SAP’s ambitious climate change mitigation commitment has been recognized also by the investment market, as demonstrated by SAP’s inclusion in the EU Paris-aligned benchmarks.

2 Information that was neither part of the statutory audit nor the independent limited assurance engagement performed by our external assurance provider.

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Target	Base Year	Target Year	Target Description
1.5°C-aligned science-based target (SBT)	2023: 6.9 million tons Gross GHG Emissions (market-based)	2030: Reduction of Gross GHG Emissions (market-based) by at least 90%, which corresponds to less than 0.7 million tons (near-term and long-term target)

Reduce SAP’s Gross GHG Emissions (market-based) across our value chain (Scope 1, 2 and 3) by at least 90% to reach net zero by 2030. Remaining residual emissions will be neutralized by a maximum of 10% carbon removals.

Scope: GHG Protocol-aligned baseline, including Scope 1, Scope 2 market-based, and all business-relevant Scope 3 value chain emissions. For more information, see the Greenhouse Gas (GHG) Emissions Calculation Methodology section.

We acknowledge the recent reports issued by various companies, including some of our vendors, in which they state that they are reconsidering or adjusting their net-zero targets. In light of these developments, and given the increasing demand for energy due to the widening use of artificial intelligence, we are closely monitoring our progress and evaluating whether we can achieve our net-zero target by 2030 as planned or if we might need to adjust it.

SAP’s decarbonization and transformation plan tackles four main areas:

3 Expressed in millions of tons of CO2e.

–	Cloud transformation: Moving our on-premise solutions to the cloud represents our most important GHG-reduction lever. SAP’s own data centers and colocations are powered with 100% renewable energy.[4] We aim to increase the share of renewable energy in our upstream and downstream value chain by working together with our suppliers with a specific focus on our hyperscale providers and customers and by constantly improving the data quality in our GHG emissions calculations (from averages to actuals). For information on the development of GHG Emissions Scope 3 Downstream, see the Metrics on Material Topics section.

–	Upstream supply chain: We are working on reducing supply chain emissions by maintaining strong supplier partnerships and by adjusting and refining internal procurement processes and policies. In this context, we recognize that there are interdependencies with our suppliers and their decarbonization strategies and timelines, which are beyond SAP’s direct control. In addition, the growing demand for energy due to the increasing use of artificial intelligence could have a negative impact on GHG emissions in the upstream supply chain which, due to the advances in this technology, cannot be evaluated fully at this point in time.

–	Own operations: We aim to drive real avoidance and reduction of GHG emissions by, for instance, transitioning our car fleet to electric vehicles and strengthening our environmental and energy management system (ISO 14001 and ISO 50001).

4 In addition, we are voluntarily reducing the non-renewable electricity consumption of our hyperscale providers by procuring EACs on their behalf. This is not eligible for our science-based net-zero target and solely contributes to our long-standing commitment to power all our data centers with 100% renewables.

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–	Carbon removals: By investing in nature-based and technical removals, we aim to neutralize any remaining residual GHG emissions by 2030 (maximum: 10% in line with the Science Based Target Initiative standard for net-zero targets).

These reduction levers are set out in more detail in the Actions and Resources in Relation to Climate Change and the Past and Continuous Efforts sections.

In all four areas, leveraging our own solution portfolio is fundamental to improve how we manage and plan our initiatives, resources, and value chain partner relationships to achieve net zero by 2030. When modeling our reduction pathway to 2030, we considered future developments, such as the expected growth of the company and the effects from our cloud strategy. Our transition plan is closely connected to our business model and financial planning according to SAP’s corporate business trajectory and financial forecasts. Doing so ensures that we incorporate estimated company growth and cloud development projections to formulate a comprehensive emissions plan that reflects anticipated developments and considers investments in reducing GHG emissions. Taking this approach allows us to ensure that our climate change mitigation actions are viewed not as separate initiatives but as an integrated element of our financial growth strategy, corporate risk management, technology adoption, and product portfolio development.

By way of these decarbonization levers, SAP envisions that its transformation plan will steadily reduce GHG emissions, with our supply chain and cloud transformation being the biggest drivers. If GHG emissions still remain, SAP plans to leverage removals in line with the SBTi standard as explained above. However, we recognize certain externalities such as some of our vendors reconsidering or adjusting their net-zero targets and the uncertainty of growing energy needs due to the increasing use of artificial intelligence. Therefore, we are closely monitoring our progress and evaluating whether we can achieve our original goal as planned, or if adjustments may be necessary. For information on the 2024 GHG emissions performance, see the Metrics on Material Topics section.

EU Taxonomy Alignment

For information about SAP’s current and possible future alignment with the EU Taxonomy, see the Sustainable Finance: EU Taxonomy Information section in this Group Sustainability Statement.

Net-Zero Governance and Progress Measurement

Our commitment to this transition plan is further demonstrated by the fact that it is reviewed at senior management level. SAP tracks its targets for cutting GHG emissions using an established protocol that involves a regular assessment of GHG emissions to ensure timely analysis and intervention whenever needed. The progress is reviewed in quarterly steering committee meetings, which are sponsored by SAP’s CEO and CFO. After each quarterly assessment, the results, and any deviations from the plan, are documented. The insights gathered from each review are used to perform the necessary adjustments to SAP’s targets to ensure they remain relevant and accurate as we strive to make our business as sustainable as possible. To reflect the importance the Company attaches to achieving net zero, we made this target part of the Executive Board’s long-term incentive (LTI). Once a year, the Supervisory Board assesses and approves the targets for the next tranche of the LTI. For 2024, 10% of the Executive Board members’ variable LTI compensation is determined by the Company’s progress on its carbon impact target. For more information, see SAP’s Compensation Report 2024.

Climate Related Risks and Opportunities

In the context of SAP’s EU Taxonomy disclosures, in the first quarter of 2024 we conducted a climate scenario analysis for a global temperature increase of 1.5°C and above (SSP5-RCP8.5). The analysis focused on the locations of our data centers and of our colocations. No business-critical physical risks were identified. As demonstrated during the COVID-19 pandemic; when almost the entire workforce worked remotely, SAP’s business success does not depend exclusively on the availability of its office facilities. Therefore, after the initial assessment the physical risk analysis did not consider our office locations in any further detail. Our regular risk management process and materiality assessment did not identify any significant short-, medium-, or long-term transitional risks related to climate change, or any major impact on SAP’s assets. Frequent reviews as part of our risk-monitoring process will

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anticipate potential deviations and mitigate climate change risks. In 2025, we plan to conduct a more detailed climate risk and resilience analysis covering all sites and value chain implications to verify and review our current assessment.

In the course of our materiality assessment, we identified various opportunities relating to climate change, such as an increasing demand for software solutions that track GHG emissions. For further information, see the Double Materiality Assessment section.

In light of the risks and opportunities described above, we consider our business model and strategy to be resilient in the context of a changing climate.

SAP does not invest in or maintain significant carbon-intensive infrastructure that would lead to locked-in GHG emissions that could jeopardize our net-zero target. On the contrary, we are investing in countering measures such as transitioning our car fleet from combustion-type vehicles to electric vehicles and we operate our data centers and office buildings with renewable energy sources.

Actions and Resources in Relation to Climate Change

In the table below, we have summarized the major initiatives we implemented to reduce GHG emissions in our own operations and our value chain.

Action Name	Description	Expected Outcomes	Time Horizon

Cloud Transformation

Support cloud transformation and reduce product-in-use GHG emissions Lever category: Energy efficiency, renewable energy.

Most of our overall GHG emissions result from the use of our software. To address this, we aim to help our customers, hardware providers, and others to make their operations more energy efficient.

By powering all data centers with 100% renewable electricity,[5] we are helping our cloud customers reduce their overall GHG Emissions Scope 3 Upstream.

We have started to develop a carbon footprint sizing approach with the aim of enabling our customers to gain transparency on the carbon impact of their SAP applications that run in SAP’s owned and managed data centers and to answer the question as to how much our customers can reduce their environmental footprint by running SAP solutions on SAP’s self-operated, or on SAP-sourced (incl. hyperscale providers), infrastructure.

We collaborate with customers to optimize their on-premise landscapes so that they consume less energy (for example, we decommission legacy systems, archive unused data, consolidate business applications, and virtualize their system landscapes). These actions are at global level and cover GHG Emissions Scope 3 Downstream.

	The cloud transformation will contribute significantly to reducing SAP’s total carbon footprint. Our goal is to reduce GHG emissions related to on-premise software by approximately 90% compared to 2023.	Ongoing until 2030
Supply Chain
Environmentally-conscious procurement Lever category: circularity, energy efficiency, process improvements

In our multiphased supply chain engagement program, we partner with (top) suppliers to procure low-carbon and energy-efficient products and services to reduce their environmental footprint throughout the supply chain.

We consider environmental requirements in our procurement processes and decisions.

These actions are at global level and cover GHG Emissions Scope 3 Upstream.

	Our goal is to reduce GHG emissions related to procurement by around 90% compared to 2023.	Ongoing until 2030

5 The term “data center” refers to both SAP-owned and external data centers (colocation data centers and hyperscalers). We voluntarily reduce the non-renewable electricity consumption of our hyperscale providers by procuring EACs on their behalf. This is not eligible for our science-based net-zero target and solely contributes to our long-standing commitment to power all our data centers with 100% renewables.

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Operations
Global car fleet: transition to emission-free vehicles Lever category: electrification, energy efficiency, renewable energy

By the end of 2024, the share of emission-free vehicles in our fleet had increased. From 2025 onward, the usage of the vast majority of new company cars for employees is planned to be emission-free. SAP also promotes various incentives to accelerate this change, for example:

We power all SAP-owned charging stations at SAP locations with 100% renewable electricity.

In certain countries, we offer subsidies for home charging stations. We also reimburse electricity consumption on a flat-rate or actual basis and offer employees a discount or a higher budget if they choose an emission-free vehicle. We are looking to offer similar subsidies in almost all countries where we have a corporate car fleet.

We are continually expanding SAP’s global charging infrastructure.

These actions are at global level and cover GHG Emissions Scope 1.

	Our goal is to reduce GHG emissions related to the global car fleet by more than 90% compared to 2023.	Ongoing until 2030

Past and Continuous Efforts

In the past years, SAP has focused its efforts on reducing its GHG Emissions Scope 1 and Scope 2 (location- and market-based), and has therefore prioritized operational levers that can significantly reduce our directly generated carbon footprint.

Operations
Running SAP facilities on 100% renewable electricity

Since 2014, SAP has been running all its offices, own data centers, and colocations on 100% renewable electricity in alignment with our commitment to the RE100 global corporate renewable energy initiative. Here, we use three strategic levers:

To foster renewable energy generation, we invest in high-quality EACs, certified by the EKOenergy organization.

We produce renewable electricity at selected SAP locations worldwide through solar panels (such as in Walldorf, Germany, Palo Alto, CA, in the United States, Bangalore, India, and Mougins, France). We are in the process of evaluating the implementation of a power purchase agreement (PPA) to increase the share of renewable electricity and to achieve price stability.

We have green tariffs in selected locations, such as Australia, to power our local facilities with renewable electricity (bundled EACs).

This approach allows us to reduce our entire electricity-consumption-related GHG emissions. Going forward, we aim to expand our use of power purchase agreements for sourcing renewable electricity.

ISO 50001 and ISO 14001

SAP’s headquarters in Germany, its North America facilities, and 100% of SAP’s own major data centers (St. Leon-Rot and Walldorf in Germany, and Colorado Springs and Newtown Square in the United States) operate ISO 50001:2018-certified energy management systems.

Our headquarters, and more than 47 SAP sites in 26 countries worldwide, deploy an ISO 14001:2015-certified environmental management system (EMS) to systematically analyze, monitor, and improve our environmental performance. SAP aims to increase the EMS scope and certify 100% of its major company-owned sites by 2025 (2024 coverage: 93%).

Alternative commuting

We continue to offer various programs aimed at changing commuting habits.

For instance, SAP offers employees in Germany and Switzerland a fixed monthly transportation budget, as an alternative to a company car, that they can use to pay for any mode of transportation to commute to work or use in their leisure time (bicycle, e-scooter, rental car, train, bus, and so on). The program attracted around 2,500 participants in 2024.

Business flights and carbon pricing scheme

SAP has implemented an internal carbon pricing scheme as a surcharge for business flights (GHG Emissions Scope 3 Upstream), directing the generated funds towards investments in projects that have a positive impact on the climate, for local and global populations, and for biodiversity. This financial contribution will provide quantifiable benefits to mitigate the effects of climate change beyond SAP’s own value chain.

Using the EU ETS carbon prices as a guide, we have set up a fixed surcharge of €100 per ticket, independent of the distance. This mechanism aims to incentivize organizational units and employees to reduce air travel and choose more sustainable transportation options.

The percentage of GHG Emissions Scope 3 Upstream covered by our internal carbon pricing scheme is 8%.

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Future Efforts

SAP will continue to perform the current actions in line with its net-zero targets and plans to adapt its approach to take advantage of developments in technology and incorporate future actions that the specific lines of business might identify as critical. Moreover, as part of its net-zero and transition plans, in the future SAP intends to limit its use of nature-based and technical removals to neutralize its residual value chain GHG emissions in order to reach its targets in line with SBTi’s Corporate Net-Zero Standard.

In the future (in 2030), SAP plans to retire a maximum of 690,000 carbon removal credits and equivalent tons of CO2e in line with the SBTi criteria. A share of these removals will be generated by existing contractual agreements and long-term commitments such as SAP’s investment in the Livelihoods Carbon Funds (LCF). For more details on the LCF, see the section SAP’s Contribution to Climate Finance: The 2024 Carbon Credit Portfolio. We recognize certain externalities such as some of our vendors reconsidering or adjusting their net-zero targets and the uncertainty of growing energy needs due to the increasing use of artificial intelligence. Therefore, we are closely monitoring our progress and evaluating whether we can achieve our original goal as planned or if adjustments may be necessary.

Metrics on Material Topics

SAP’s Climate Performance and Progress

In 2024, our Gross GHG Emissions (market-based) remained stable at 6.9 million tons of CO2e (2023: 6.9 million tons).

GHG Emissions Scope 3 Upstream, specifically cradle-to-gate emissions related to purchased goods and services (+55 kilotons of CO2e) and to capital goods (+26 kilotons of CO2e) increased compared to the prior year. In addition, GHG emissions from business flights grew by 25 kilotons of CO2e. This increase was countered by a slight decrease, compared to 2023, in GHG Emissions Scope 3 Downstream (-3%) and in GHG emissions from our own operations (-3%).

For more information about how we plan to reduce GHG emissions, see the Actions and Resources in Relation to Climate Change and Past and Continuous Efforts tables above.

SAP’s 2024 GHG Emissions Along the Value Chain6

6 Please note that due to rounding, numbers in the graph may not add up precisely.

For a detailed explanation of SAP’s GHG Emissions Scope 1, 2 (location- and market-based) and 3 Upstream and Downstream, see the Greenhouse Gas (GHG) Emissions Calculation Methodology section.

GHG Emissions Scopes 1, 2 (location- and market-based), and 3 Upstream and Downstream, and Gross GHG Emissions (location- and market-based)

As part of our commitment to environmental responsibility, we employ a detailed approach to categorize our GHG emissions. We classify them by Scope 1, 2, or 3, and further disaggregate them by activity and source type. This approach enhances transparency regarding SAP’s activities, facilitates precise internal tracking and measurement, and ensures comprehensive and accurate external reporting.

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	Retrospective
in kilotons CO2e	2024	2023 (base Year)	Percentage Change	2030	Annual % Target / Base Year
GHG Emissions Scope 1
GHG Emissions Scope 1	109	112	–3%	-	-
GHG Emissions Scope 1 from regulated emission trading schemes	0	0	0%	-	-
GHG Emissions Scope 2
GHG Emissions Scope 2 (location-based)	120	129	–7%	-	-
GHG Emissions Scope 2 (market-based)	1	1	5%	-	-
GHG Emissions Scope 3 Upstream and Downstream
Total Indirect GHG Emissions Scope 3 Upstream and Downstream	6,758	6,819	–1%	-	-
Category 1 – Purchased goods and services	962	907	6%	-	-
Category 2 – Capital goods	204	178	14%	-	-
Category 6 – Business travel	108	83	31%	-	-
Business flights	101	76	33%	-	-
Rental cars	4	4	8%	-	-
Train travel	1	1	–2%	-	-
Business trips with private car	2	2	2%	-	-
Category 7 – Employee commuting	18	18	–0%	-	-
Flexible mobility	1	0	0%	-	-
Employee commuting	17	18	–6%	-	-
Category 11 – Use of sold products	5,465	5,633	–3%	-	-
Gross GHG Emissions
Gross GHG Emissions (location-based)	6,986	7,059	–1%	NA	NA
Gross GHG Emissions (market-based)	6,868	6,932	–1%	–90%	–13%*

* This number is derived mathematically according to ESRS to show the average emission reduction per year that would be required to achieve a 90% reduction compared to the base year. This number does not reflect the real reductions, which do not occur in a linear way.

GHG Intensity per Net Revenue

GHG intensity per net revenue	2024	2023	Change in %
Gross GHG Emissions (location-based) per net revenue[1]	280	313	–11%
Gross GHG Emissions (market-based) per net revenue[1]	275	308	–10%
[1] Kilotons CO2e/monetary unit

Connection to financial statement (€ millions)	2024	Notes
Net revenue used to calculate GHG intensity[1]	24,932	x
Net revenue (others)	0	x
Total net revenue (in consolidated financial statements)[1]	24,932	x

1 “Gross Profit” as found in the Consolidated Income Statements

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Energy Consumption and Mix

Energy Consumption
in MWh (rounded to 100 MWh)	2024
Total Energy Consumption	757,900
	Energy from Fossil Sources	Energy from Renewable Sources[1]	Energy from Nuclear Sources
Total Energy Consumption	447,900	310,000	0

Scope 1
Fuel consumption from natural gas and other sources
Stationary combustion[2]	92,600	1,100	0
Mobile combustion from corporate cars (gasoline, diesel)	339,900	0	0
Mobile combustion from corporate jets (kerosene)	7,900	0	0

Scope 2
Consumption of purchased or acquired electricity
Electricity in office buildings	0	112,000	0
Electricity in own data centers	0	95,200	0
Electricity in colocation data centers	0	87,700	0
E-mobility electricity	0	12,700	0
Consumption of purchased or acquired heat, steam, and cooling (district heating)	7,500	0	0

1 Refers to the consumption of (1) self-generated renewable energy (produced on-site) and (2) the procurement of high-quality EACs. For a more detailed breakdown of this data, see the Disaggregation of Renewable Energy (including certificates) Sources table below.

2 This includes gas and oil heating systems in office buildings (owned and leased) as well as the combustion of diesel in generators and gas in co-generation units / Combined heat and power (CHP) systems. In our CHP system in Walldorf, we also use wood pellets as a renewable source to generate heat.

Share of Energy Consumed	2024
Share of fossil sources in total energy consumption	59%
Share of consumption from nuclear sources in total energy consumption	0%
Share of renewable sources in total energy consumption	41%

Disaggregation of Renewable Energy (including certificates) Sources (in MWh rounded to 100 MWh)	2024
Fuel consumption for renewable energy sources including biomass	1,100
Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	307,600
Consumption of self-generated non-fuel renewable energy	1,300

Renewable Electricity

We define renewable electricity as electricity coming from renewable electricity sources such as wind, solar, geothermal, sustainably sourced biomass (including biogas), and sustainable hydropower. As recommended by the Greenhouse Gas Protocol and CDP/RE100, we actively look for the best available quality and standards, which support renewable electricity projects that meet robust criteria in terms of environmental integrity, reporting, and verification. We have defined quality criteria for the procurement of EACs by SAP to drive change in the electricity market and to avoid the risk caused by

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low-quality products. The key characteristics of our renewable electricity purchasing guidelines are as follows:

Quality Criteria for SAP’s Procurements of EACs
Type of renewable electricity	Currently, SAP considers only solar photovoltaics (PV) and wind for its own renewable electricity sourcing.
Installation	The power plant producing the renewable electricity must not be older than 10 years. Where an old power plant has been renovated, the 10-year rule applies only to the additional electricity output due to increased efficiency. SAP strives to avoid considering EACs from government-supported power plants.
Vintage	The renewable electricity must be produced in the same year or the year preceding the reporting period to which it will be applied.
EKOenergy	All our purchased renewable electricity is EKOenergy-certified, a high-quality, internationally recognized not-for-profit ecolabel for renewable energy installations that fulfill additional sustainability criteria. By purchasing EKOenergy-certified electricity, we also contribute to EKOenergy’s Climate Fund, which finances solar projects tackling energy poverty.

Calculation of Contractual Instruments

For our science-based target (net zero by 2030) baseline, we account for GHG Emissions Scope 2 (market-based) in line with the GHG Protocol Scope 2 Guidance.

SAP proactively purchases contractual instruments such as EACs as credible evidence that we power all our facilities with 100% renewable electricity.

We calculate the amount of renewable electricity we use by adding together the amounts of renewable electricity a) produced on site, b) covered by EACs, and c) sourced through local green tariff agreements.

The total of purchased EACs is the sum of all the electricity consumed (excluding self-generated renewable electricity) from all electricity-related Scope 2 categories: electricity in office buildings, electricity in own data centers, electricity in colocation data centers, and e-mobility (2024: 308,000 MWh).

The renewable electricity from EACs is considered only if it is verified by an official certificate or written confirmation from our EAC suppliers (100% data coverage).

For market-based reporting, we apply a region-based approach. Following this approach, we map the electricity our SAP sites consume to defined regions to ensure regional purchasing of EACs.

In 2024, contractual instruments allowed us to reduce our entire GHG Emissions Scope 2 (location-based) related to electricity consumption by 118 kilotons CO2e.

Contractual Instruments	2024
GHG Emissions Scope 2 (location-based)[1]	120
GHG Emissions Scope 2 (market-based)[1]	1
Percentage of contractual instruments (location-based)	99%
1 In kilotons CO2e

SAP’s energy contractual instruments can be disaggregated into unbundled and an insignificant portion of bundled instruments. Unbundled instruments allow SAP to claim renewable energy attributes separately from our physical electricity use. Bundled instruments that SAP purchases are green tariffs in selected locations, such as Australia. The percentage of these types of instruments in our strategy is set out in the table below.

Types of Contractual Instruments	2024
Percentage of contractual instruments of energy bundle with attributes about energy generation	0%
Percentage of contractual instruments of energy unbundled with energy attributes claims	100%

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Beyond the Value Chain: SAP’s Contribution to Climate Finance

As part of SAP’s transition to net-zero emissions by 2030, we are making voluntary contributions to climate finance. These contributions allow us to increase our overall impact on climate change mitigation beyond our own decarbonization efforts, and help the world ensure that climate targets remain within reach.

Our contributions to climate finance are annual investments in nature-based projects, which have a positive, quantified impact on the climate and are implemented beyond our value chain. They are voluntary efforts and do not reduce SAP’s carbon footprint until we reach our reduction and net-zero target.

Until 2030, SAP is committed to annually financing climate projects that reduce and remove more CO2 from the atmosphere than our own operations (including Scope 1 and 2, and business travel GHG emissions) produce in a year. SAP achieved this goal in 2024 by funding a diverse portfolio of projects inside and outside the existing voluntary carbon market infrastructure, which are reducing and removing approximately 276 kilotons CO2e in total. Projects were either financed through direct funding (47 kilotons CO2e) or through investments in carbon credits (229 kilotons CO2e), and use an externally verified methodology to calculate their carbon impact. SAP received carbon credits from its long-term investment in the Livelihoods Carbon Funds (LCF) and carbon retailers. For the 2024 portfolio and due diligence details, see the table below.

The project portfolio financed by SAP includes reforestation, forest protection, improved forest management, rural energy, and agroforestry projects implemented in collaboration with local communities.

Our climate finance contribution supports SAP’s goal to plant 25 million trees by 2030, and fund wetland conservation. Between 2012 and 2024, SAP’s nature investments, donations, and sponsorships helped plant more than 20 million trees around the world to benefit people, the climate, and biodiversity.

SAP’s Contribution to Climate Finance: The 2024 Carbon Credit Portfolio

Total GHG removed or reduced through Carbon Credits	229 kt
Share of reduction credits	48%
From forest protection projects	46%
From rural energy projects	3%
Share of removal credits	52%
From agroforestry projects	39%
From improved forest management projects	13%
Share of credits certified against recognized quality standard	100%
Against the Verified Carbon Standard (VCS)	59%
Against the Gold Standard	3%
Against the Plan Vivo Standard	39%
Share of credits issued from projects in EU	0%
Share that qualifies as a corresponding adjustment under Article. 6 of the Paris Agreement	0%
Share of credits from Livelihoods Carbon Funds SAP committed to investing about €10 million (accumulated) in LCFs 1–3 between 2013 and 2045. By the end of 2024, SAP had invested about 47% of its total commitment. These funds prefinance community-based carbon projects worldwide. Due diligence is ensured through recognized standards, project management by trusted partners and non-profit organizations, and through joint oversight of the strategy, project portfolio, and impact by investors.	3%
Share of credits from carbon retailers SAP collaborates with an independent third-party carbon rating agency to systematically procure carbon credits from carbon retailers which are exclusively generated by the highest-rated carbon projects on the market based on the projects’ carbon score, additionality, durability, and co-benefits such as the positive impact on people and biodiversity. This diligent procurement approach helps SAP to mitigate the risk of procuring non-genuine carbon emission reductions while reinforcing our own quality expectations.	97%

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Carbon Credit and Project Quality Expectations

When purchasing Carbon Credits, SAP adheres to certain quality criteria, which are set out in the table below, to ensure that the underlying projects have a real impact on climate change mitigation.

Quality Criteria	Description
Additionality/Carbon	Projects and benefits must be additional. Assumptions about the baseline must reflect reality as closely as possible and avoid overstatements. Deforestation must not have occurred to implement planting projects. The risk of leakage at the site must be identified, addressed, and reduced.
Biodiversity	Projects must safeguard and ideally improve biodiversity. The project type and intervention must be suitable for the native ecosystem. For forestry projects, a selection of diverse, non-invasive, ideally native and climate-resilient trees are to be grown in mixed stands.
Community and Benefit-Sharing	Projects must be designed to protect human rights and land rights, enable benefit-sharing, and ensure impacted stakeholders are consulted and involved prior to and during implementation.
Competence	Partners must have a history of successfully implementing projects and have the necessary expertise to implement the right projects in the right places. Scientific partnerships and project designs are strongly preferred.
Compliance	Partners must pass SAP’s standard compliance checks. Projects must quantify carbon benefits based on a standardized and externally validated methodology. Carbon credits must be independently certified and validated by an external party. The same carbon impact must not be sold to multiple parties.
Durability	Projects must implement measures to address emission sources, and protect the project during the committed time, ideally permanently. For forestry projects: If necessary to safeguard project durability, trees are to be selectively and responsibly harvested to allow for regrowth (no large-scale clear-cuts).
Transparency	Project implementors are to monitor and report on project progress on a regular basis.

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Resource Use and Circular Economy

In this section, we disclose information about SAP’s material IROs related to our resource use and to circular economy topics. The material IROs with the identifier E5-1 to E5-4 can be found in the IRO table included in the Results of the Double Materiality Assessment section.

Our Approach and Policies

Our double materiality assessment, including the methodology, evaluation, and the results can be found in the Double Materiality Assessment section. In alignment with these results, this section focuses on electrical and electronic equipment waste (WEEE, or e-waste). Despite general waste management not being material and therefore being excluded from this section, it is still important in our operations. We are committed to operating free of single-use plastics, our sites have segregation procedures, and in the context of our environmental management system (EMS), there are local initiatives in place to reduce general waste generation.

Policies Related to Resource Use and Circular Economy

In line with our commitment to environmental responsibility and sustainable practices, the SAP Global Environmental Policy addresses our zero e-waste target of striving toward zero e-waste in our own operations by 2030. This means diverting more than 90% of the electrical and electronic waste generated within our own operations from incineration and landfill by 2030.

We are currently working on a new policy, which we expect to publish in 2025, that continues our commitment to zero e-waste. This policy will include circular economy pillars in our own operations that prioritize the avoidance and minimization of waste generation over waste treatment. Since hardware and electrical and electronic equipment are necessary for our core business, this policy is designed to reduce the negative impact and risks associated with e-waste and manage the relevant materials in accordance with the waste hierarchy. For more information about our SAP Global Environmental Policy, see the Climate Change section.

Our Actions and Targets

To support the transformation of the economy into a low-carbon, circular system, we partner with IT asset lifecycle companies to provide a correct end-of-life treatment for our e-waste and work toward mutual sustainability targets.

Target	Base Year	Target Year	Target Description
Work to achieve zero e-waste in our own operations by 2030.	The target applies to all our e-waste on an annual basis, regardless of a base year.	2030

We commit to continue to divert more than 90% of the e-waste generated by SAP-operated data centers and facilities from incineration and landfill.

This global zero e-waste target, defined in our Global Environmental Policy, is a voluntary target and expressed in relative values.

This target is global, and covers our own operations, including SAP-operated data centers (SAP-owned data centers and colocations) and end-user IT equipment. We aim to reflect the expectations of stakeholders, particularly those of customers, investors, employees, and authorities. When setting this target, we referred to the framework and statistics for the status of e-waste management worldwide from the UN’s Global E-waste Monitor (GEM),.

By setting this target, we aim to constantly provide the best end-of-life treatment possible. Depending on the condition a device is in, it will be reused, recycled, recovered, or, finally, disposed of, as per the waste hierarchy.

Due to the industry we operate in, this target does not cover circular design, circular material use rate, minimization of primary raw materials, resource efficiency in the use of technical biological materials and water, nor other matters related to circular economy (besides waste management).

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Target	Base Year	Target Year	Target Description
water, nor other matters related to circular economy (besides waste management).

Methodology and Assumptions

Electrical and electronic equipment waste (WEEE or e-waste) is defined as all electrical and electronic devices that are discarded. It ranges from end-user IT equipment, such as laptops, peripherals, and mobile devices, to the computing, networking, and storage devices in our data centers. In alignment with ESRS definitions, we define the waste streams as follows:

Waste diverted from disposal:

-	Reuse (top priority): the refurbishment and resale of functioning devices to give them a second life

-	Recycling (second priority): the extraction of raw materials to preserve and reuse them (such as plastics, metals, and rare earths)

Waste directed to disposal:

-	Incineration with and without energy recovery, where the former refers to the generation of energy from the incineration of waste

-	Landfill: the disposal of waste on a landfill site. We strive to avoid this treatment wherever possible.

Reducing Waste from Our Own Operations

At SAP, we have global initiatives in place to reduce e-waste from IT equipment used at SAP offices and from the hardware components used in SAP-operated data centers.

SAP’s global initiatives to reduce e-waste from workplace equipment
Action Name	Description	Expected Outcomes	Time Horizon
Office network management

The service provider and manufacturer owns and manages the network infrastructure, allowing SAP to avoid the constant cycle of purchasing, maintaining, and disposing of hardware.

Also, the service provider and manufacturer is committed to incorporating circular design principles into 100% of its new products and packaging by 2025.

		Avoidance of the constant cycle of purchasing, maintaining, and disposing of hardware. This initiative reduces electronic waste and promotes a circular economy.	The rollout started in 2024, covering 18% of our office locations. Full implementation across 100% of our sites is expected to be completed by 2026.
SAP Ariba Catalog consolidation	Overall reduction of catalog items to make hardware storage and delivery more efficient and focus on sustainable products.	Reduction in orders placed by SAP employees, along with specific restrictions on IT peripherals.	This is an ongoing SAP action.
Expansion of our bring-your-own device IT service for smartphones	Considerable reduction in devices required overall through introduction of “bring your own device” (BYOD) for Android and iOS.	BYOD reduces the need for employees to have separate personal and work devices, thereby cutting down on the total number of devices and on e-waste.	This is an ongoing SAP action.
Printer toners	As part of printing as a service, our service provider handles the recycling of printer cartridges. This service is offered for 98% of SAP printers worldwide.	Avoidance of e-waste by recycling of printer cartridges.	This is an ongoing SAP action.

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SAP’s global initiative to reduce e-waste from hardware at SAP-operated data centers
Action Name	Description	Expected Outcomes	Time Horizon
Climate Neutral Data Centre Pact (CNDCP)	Circularity working group to define sustainability measures and find additional levers to existing legislation to drive positive change. This action has a global scope.	Increase in the circularity of SAP hardware.	This is an ongoing SAP action.
ITAD provider contracts in place to secure sustainable handling	To help us achieve our zero-waste and net-zero targets, and to influence investment in advanced recycling methods to decrease incineration and landfill, we engaged with certified IT asset disposition (ITAD) companies that adhere to SAP’s policies to process our e-waste. This action has a global scope.	Improved performance to support our zero-waste target.	This is an ongoing SAP action.
Waste treatment requirements in the SAP Supplier Code of Conduct	Under our SAP Supplier Code of Conduct, our suppliers must follow the waste hierarchy to properly manage their waste. The Code of Conduct also sets out specific requirements regarding hazardous materials and solid waste. This action has a global scope.	Decrease in e-waste by influencing our suppliers.	This is an ongoing SAP action.

Targets Related to Resource Use and the Circular Economy

Overall Progress

We have identified two main workstreams: workplace IT equipment and data center equipment. For more information about our initiatives on these workstreams, see the section entitled Reducing Waste from Our Own Operations above. For IT equipment, we also have local initiatives in the context of our environmental management system (EMS). The EMS covers 47 SAP sites worldwide, each of which has local targets in alignment with our global goals, including zero waste.

How SAP Measures Performance and Progress

We have partnered with certified local and international ITAD companies at almost all SAP locations, starting with our major sites, to reuse, recycle, and properly dispose of our e-waste. Our ITAD partners process 94% of SAP’s devices worldwide.

We monitor our global zero-waste target quarterly by collecting and analyzing all ITAD providers’ data to ensure that our progress through the year is in alignment with that target. Progress is disclosed annually, by treatment classification .

The e-waste data from our global ITAD providers is analyzed to identify correlations and derive internal actions. As of the third quarter of 2024, we have increased the frequency in which collect and process this data from our local ITAD providers to quarterly. All the data is provided in a high level of granularity, at item level, expressed in kilograms, and shows the information by end-of-life (EOL) treatment (reuse, recycle, incineration with and without energy recovery, or landfill). Our analytical reporting sourcing system, established in 2023, was further improved in 2024 to be aligned with ESRS standards, aiming at even greater transparency and precision in tracking our environmental and social impacts.

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Metrics on Material Topics

in metric tons	Totals	Hazardous	Non- hazardous
Waste from electrical and electronic equipment (WEEE, e-waste)	793	264	528
Total amount diverted from disposal	749	248	501
Preparation of reuse	410	161	248
Recycling	340	87	253
Other recovery operations	0	0	0
Total amount directed to disposal	43	16	27
Incineration	35	12	23
Landfill	9	4	5
Other disposal operation	0	0	0
Total Non-recycled waste	43	16	27
Percentage of non-recycled waste	5%	6%	5%

This table contains e-waste information, because it is the only material waste stream for SAP based on the materiality assessment. In 2024, we generated 793 metric tons of e-waste (–47% compared to 2023), from which 263 metric tons are classified as hazardous.

Waste Stream and Composition of Our E-Waste

The workplace IT equipment waste stream consists primarily of end-of-life products from the information technology and telecommunications sectors, including electronic devices, such as laptops and smartphones, and accessories, such as cables, power plugs, keyboards, and headsets. The raw materials derived from these discarded products are mostly non-metallic minerals, such as plastic and glass. However, they also contain metals, including aluminum, cobalt, lithium, magnesium, titanium, tantalum, platinum metals, and other elements, such as phosphorus and rare earth elements. Copper, silver, gold, and other precious metals can also be found in small quantities.

The data center equipment waste stream includes servers, network, storage, and backup devices. The main materials present in the waste are circuit boards, ferrous metals, non-ferrous metals, and plastics.

Methods Used to Calculate SAP WEEE The e-waste data we receive from our IT asset disposition partners is based on weight, or on the number of devices converted into weight using the average weight per device. To determine the share of end-of-life treatment practices (recycling versus incineration with or without energy recovery versus landfill), our partners aim to use the quotas in place at recycling sites. If this data is not available, regional quotas or other country quotas are used for approximation.

For SAP offices that are not covered by any of our partners, we extrapolate e-waste percentages for end-user IT equipment based on full-time equivalents.

For SAP-managed colocation data centers that are not covered by our global IT asset disposition partners, we extrapolate the data based on the electricity consumption share.

The breakdown across recycling, incineration with or without energy recovery, and landfill for extrapolation processes, is calculated using the country-specific or region-specific factors provided by the Global E-waste Monitor 2024.

Overall, we achieved a data coverage for our WEEE reporting of 94%.

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Social Information

In this section, we disclose information about SAP’s human rights matters and material impacts, risks, and opportunities (IROs) related to social topics and responsibility. For more information, see the sections Human Rights, Own Workforce, Workers in the Value Chain, Security, Cloud Compliance, and Data Protection and Privacy, and Responsible AI.

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Human Rights

Our Commitment

SAP is committed to respecting and advancing human rights across our operations, extended supply chain, and product lifecycle. We also expect our employees and business partners to respect human rights and to avoid complicity in any abuse.

SAP respects and upholds the values of the International Bill of Human Rights and the International Labour Organization (ILO) Core Labour Rights Conventions. We do this by taking guidance from the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises on Responsible Business Conduct.

Our Global Human Rights Commitment Statement describes SAP’s human rights-related action areas, human rights governance and risk management system, prioritized risks, preventive and remedial measures, and expectations placed on employees and all business partners. It applies to all SAP operations worldwide. The current version is available on our public Web site and has been rolled out globally to employees and suppliers. We updated the statement in 2024. Ultimate responsibility for our Global Human Rights Commitment Statement lies with the SAP Executive Board.

Our Approach to Human Rights Due Diligence

In alignment with the UNGPs and the German Supply Chain Act, we have implemented a human rights due diligence process to identify, prevent, and mitigate salient human rights risks. We continuously monitor and evolve this process and seek to embed it into our organization and business relationships.

Our due diligence process is governed by a cross-company agenda, driven collaboratively by the Human Rights Steering Committee and multiple lines of business, including People & Culture, Procurement, and GR&AS, and monitored by our Human Rights Office, which reports to our Executive Board at least once a year and more often if required.

Methodologies and Definitions

SAP’s assessment of potential negative human rights impacts (“risks”) is informed by the UNGPs and the German Supply Chain Act specifically. Our Human Rights Due Diligence program assesses and prioritizes the material matters concerning our own employees and value chain workers, such as adequate wages, health and safety, gender equality, equal pay for work of equal value, measures against violence and harassment, and eradication of child and forced labor.

We use ESG risk management software to ensure we have a structured process for assessing potential impacts of our own operations and those of our tier 1 suppliers. For information about our suppliers, see the Workers in the Value Chain section. Our risk assessment process includes the following steps:

Step 1: Performing an abstract risk analysis in which we evaluate country-specific and industry-specific risks related to human rights and environmental standards by referencing quantitative indicators from the World Bank and the United Nations and qualitative data from sources such as the CSR Risk Check of the German Helpdesk on Business and Human Rights.

Step 2: Performing a concrete risk analysis in which we identify risks from our own operations and from our tier 1 suppliers. For our own operations, we examine high-risk topic clusters more closely by interviewing experts, drawing on internal data from, for example, our complaints mechanisms and environmental management system, and on queries from the country-specific financial risk identification process.

Regarding our tier 1 suppliers, we conduct detailed assessments of high-risk suppliers, particularly those with significant spend (that is, of more than €50,000) by using questionnaires to gather information about their response to the risks that were identified.

Step 3: Prioritizing potential negative impacts related to our own operations and value chain based on criteria such as the nature of our business activities, our ability to influence suppliers, probability and severity (scale, scope, remediability) of potential violations, and the nature of our causal contribution.

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We also assess potential impacts related to our indirect (tier 2-n) upstream supply chain and downstream value chain. For example, we use impact measurement and valuation to gain an understanding of positive and negative impacts in our value chain. For more information about our impact measurement and valuation, see the Impact Valuation Approach section.

Based on our assessments, we have started to prioritize potential negative human rights impacts along the value chain. The following impacts have been identified as salient:

–	In our own operations: non-discrimination

–	In our direct and indirect supply chain: decent living wages (prioritized for further assessment)

–	Related to products, services, and customers: non-discrimination and privacy

For more information about how SAP addresses these prioritized impacts, including the resources it allocates, see the sections Own Workforce; Workers in the Value Chain; Security, Cloud Compliance, and Data Protection and Privacy; Responsible AI.

Further action areas

SAP ensures its employees’ right to recovery and leisure time in accordance with local labor laws and ILO conventions on labor standards regarding working hours.

We do not accept forced, bonded, or involuntary prison labor nor any form of human trafficking. Employment at SAP is voluntary. Employees are free to leave their jobs after any required notice periods, where applicable and consistent with their employment contracts. In our recruiting and hiring processes we ensure that our employees do not have to pay recruitment fees. We also make sure that they are not required to lodge deposits, identity papers, or any other documents that might limit their legal status, their freedom to travel, or their ability to leave their job temporarily or permanently after commencing employment with SAP.

SAP does not tolerate child labor. Our HR recruitment and hiring processes, and our policies prohibit it. To foster quality education and job opportunities, SAP offers various vocational training programs, which may include minors under the age of 18. These individuals receive a special employment contract and extra care is taken to ensure working time is not exceeded and that their well-being is protected.

We require our suppliers and partners, pursuant to our Supplier and Partner Code of Conduct policies, to uphold human and labor rights, and to ensure a safe, healthy, and fair work environment in alignment with the international standards outlined above. Our Code of Conduct requires that suppliers must not engage in human trafficking or use forced, compulsory, or child labor.

Engagement on Human Rights

As set out in our Global Human Rights Commitment Statement, SAP engages in various ways with potentially affected stakeholders both within and outside the Company. We liaise with stakeholders such as employee representatives, experts from academia, civil society, and industry, who are represented on SAP’s external Sustainability Advisory Panel. In 2024, we met regularly with employee representatives to understand their specific concerns and interests related to the rights protected by the German Supply Chain Act. At these meetings, the discussions focused SAP’s complaints management and reporting.

We also survey our employees regularly to take their feedback into account on topics that matter to them. For more information about our engagement with our own workforce, see the Engaging with Our Own Workforce section; for information about our interactions with workers’ representatives, see the Social Dialogue, Involvement of Works Councils section.

For information about our engagement with value chain workers, see the Processes for Engaging with Value Chain Workers section. For information about our engagement in AI ethics and data protection and privacy, see the Processes for Engaging with Stakeholders subsection in Responsible AI and in Security, Cloud Compliance, and Data Protection and Privacy.

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Remedy for Human Rights Violations

We are committed to working with affected people or their representatives to remedy negative impacts on human rights depending on SAP’s causal contribution. In our own business, all relevant teams and individuals work together to take immediate and long-term action to end violations and prevent reoccurrences.

For more information, see the Complaints Management and Investigations section.

At the time of publication of this report, we are not aware of any cases of severe human rights incidents connected to our own workforce that constitute a violation of the UNGP or the OECD Guidelines for Multinational Enterprises. No cases of non-compliance with the UNGPs, ILO Declaration on Fundamental Principles and Rights at Work, or the OECD Guidelines for Multinational Enterprises involving value chain workers were reported in 2024.

Own Workforce

In this section, we disclose information about SAP’s material IROs related to our own workforce. The material IROs with the identifiers S1-1 to S1-13 can be found in the IRO table included in the Double Materiality Assessment section.

Based on our DMA, we do not have any material impacts on our own workforce that may arise from transition plans for reducing negative impacts on the environment and achieving greener and climate-neutral operations. Added to this, we have not identified any operations at significant risk of incidents of child labor or forced and compulsory labor in our own workforce.

In the text below, we have outlined the targets and/or metrics by which we assess the effectiveness of our policies and actions. In instances where practical measurement is not possible, we have refrained from including such information. Unless otherwise stated, all numbers in this section are reported based on headcount.

Our Approach

SAP actively prioritizes the interests, views, and rights of its employees in all operations, including our business model and strategy process. At SAP, we carefully consider the possible effects of our actions on our workforce. We will elaborate on these in the sections below.

Input

We actively engage with our workforce to understand its perspectives, concerns, and aspirations. Strategic input from the workforce is collected at various levels and through several channels. At the employee level, the channels most frequently used for structured feedback are employee surveys and sounding boards of selected employees for the most strategic corporate projects. For more information about how we engage with our workforce, see the section Processes for Engaging with Our Own Workforce. At the leadership level, selected leaders are actively involved in the yearly strategy definition process. Additionally, ongoing feedback is collected through leadership steering committees and sounding boards, such as the Innovation Committee. For more information about our committees and boards, see the Corporate Governance Statement in the Combined Management Report. Lastly, there are frequent exchanges between SAP’s management and the works councils, who represent the rights and views of SAP employees.

Output

While the various feedback channels inform the overall strategy definition process, a key output element of the strategy is our corporate culture, which includes shared values and our leadership credo. By fostering an inclusive and transparent culture, we empower employees to voice their opinions and contribute to the direction of the Company. Moreover, our People Agenda, as one of the pillars in SAP’s corporate strategy, is a key strategic priority that drives our actions.

In summary, the interests, views, and rights of our workforce are deeply ingrained in SAP’s strategy and business model. By prioritizing the well-being and empowerment of our employees, we believe we can drive long-term value creation for all stakeholders, including our workforce, customers, partners, and shareholders.

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People Agenda

Established in 2024, the People Agenda is a holistic system in which people, organizational, and technological development are interconnected. We have defined three key strategic pillars built on a strong foundation that together make up our People Agenda:

–	Our growth culture guides how we work internally and address the market and customers externally. It increases our capacity for change, drives efficiency, and ensures accountability, helping us deliver high-performance results for our customers and markets. By executing in line with our strategy, we strengthen the engagement and commitment of everyone – employees, partners, customers, and shareholders. Additionally, we are investing in comprehensive leadership development programs that will equip all our leaders with the skills to develop teams, lead transformation, and consistently deliver results. While individual growth is important, we also recognize the need to enhance our organizational capabilities to fully support our culture. We are committed to building high-quality methodologies and tools in organizational development and change management. These resources will be essential for enabling SAP’s ongoing transformation and ensuring that we remain agile in a rapidly changing environment.

–	Our skills-led people ecosystem prioritizes HR practices that focus on skills at every stage of the employee lifecycle: from skills-based job descriptions and personalized skill assessments, to enhanced individual learning and development opportunities tailored to growth, to hiring based on skills and abilities rather than just experience or academic qualifications.

–	Our game-changing people technology harnesses SAP’s own technological capabilities. SAP SuccessFactors will form the core of our processes going forward and equip us to deliver data-driven, AI-enhanced, and fully individualized solutions for everyone at SAP. This will enable us to foster data-driven and transparent decision-making for leaders and allow everyone to grow and develop to their best abilities based on data insights. As the number one showcase and customer of SAP SuccessFactors ourselves, we will actively drive the Human Capital Management (HCM) roadmap and pioneer innovations – for our customers too.

These pillars rest on the strong foundation of our people-centric work environment, which fosters employee well-being, safety, and health, as well as workforce diversity and workplace inclusion. Together, these elements are designed to establish a forward-thinking workplace.

Characteristics of Our Own Workforce

Methodologies and Definitions

Number of employees (heads): The number of employees is independent of their capacity levels.

Headcount in heads: This describes the headcount in heads as at the last day of the reporting period. An employee working part-time still counts as one head. Only headcount-relevant employees are included in “headcount in heads” figures. In general, this includes all active employees on permanent contracts and employees on contracts longer than six months. Students and employees on long-term leave are excluded.

Full-time equivalent (FTE): FTE is a key metric that indicates the staffing percentage of an employee in a position based on their capacity utilization level.

Headcount in FTEs: This refers to the total number of FTEs as at the last day of the reporting period. An employee working half-time counts as 0.5 FTEs. Only headcount-relevant employees are included in FTE figures. In general, this includes all active employees on permanent contracts, and employees on contracts of more than six months. Students and employees on long-term leave are excluded.

Headcount-relevant/non-headcount relevant: In general, employees with an FTE greater than 0 are considered headcount-relevant. Students, vocational trainees, and interns are considered non-headcount relevant.

Breakdown by gender: number of employees, broken down by gender. This includes the categories female, male, other, and not reported or not disclosed.

Gender category “other”: This ESRS category refers to gender as specified by employees themselves. At SAP, employees are able to provide gender options other than female or male that are

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legally recognized in their corresponding countries. As of the end of 2024, other gender options had been provided in Germany, Argentina, and India.

Employees who have left SAP: This describes the total FTE of employees who have left SAP. It does not include employees who have transferred internally or from one subsidiary to another (though there may be local exceptions due to payroll system constraints). The number includes all headcount-relevant employees whose employment contracts have been terminated and those headcount-relevant employees who have accepted a fixed-term non-headcount relevant contract of less than six months. It is reported as a full-year number.

External hires: Total headcount in FTE of employees who have been hired externally. This number does not include internal transfers or employees who have transferred from one SAP subsidiary to another. It is reported as a full-year number.

Employee Turnover: This describes the overall rate of terminations (that is, employees leaving SAP, not internal transfers), including fully integrated acquisitions. It applies to headcount-relevant employees only and is calculated based on FTE numbers. It is reported as a full-year number.

Employee contract type: Numbers are reported based on employment types. For more information, see the description of the different employment types below.

Temporary hourly-paid: Employees who are paid an hourly wage. The contract can be longer than six months (for students), depending on local practices.

All the numbers in this section are reported at the end of the reporting period unless otherwise stated.

Terms of Employment

Various terms of employment exist at SAP. Definitions may vary depending on local laws.

Employees with a permanent/unlimited contract (permanent employees): Permanent employees have a direct employment relationship with an SAP entity with no pre-determined end date. Permanent employees can work either full-time or part-time and are assigned an internal SAP user ID and personnel number in our HR systems.

Employees with a limited contract (temporary employees): Temporary employees have a direct employment relationship with an SAP entity that is not permanent in nature; the end date of the employment contract is predefined. Temporary employees can be employed either full-time or part-time and are assigned an internal SAP user ID and a personnel number in our HR systems.

External workers (third parties): For more information, see the section Characteristics of Non-Employee Workers in Our Own Workforce.

For more information about our employee headcount, see the Notes to the Consolidated Financial Statements, Note (B.1).

Number of Employees in Headcount, Breakdown by Gender

Gender	Number of Employees (headcount)
Male	71,007
Female	38,965
Other	1
Not reported	0
Total employees	109,973

Number of Employees in Full-Time Equivalents, Breakdown by Gender

Gender	Number of Employees (full-time equivalent)
Male	70,823
Female	38,298
Other	1
Not reported	0
Total employees	109,121

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In 2024, 8,390 employees (FTE) left SAP and 8,974 FTE were hired externally. Employee Turnover was 7.8% (2023: 6.0%).

SAP is constantly adapting to new market conditions and changing customer requirements. As part of this ongoing transformation, in 2024 we launched a Company-wide restructuring program (“Next Level Transformation Program”). Our aim is to further simplify our structures and processes while investing in key strategic growth areas such as AI. For more information about the impact of the program, see the Notes to the Consolidated Financial Statements, Note (B.6).

Total Number of Employees by Headcount

	Female	Male	Other	Not Disclosed	Total
Number of employees	38,965	71,007	1	0	109,973
Number of permanent employees	38,767	70,871	1	0	109,639
Number of temporary employees	198	136	0	0	334
Number of non-guaranteed hours employees	NA	NA	NA	NA	NA

At SAP, we have various non-headcount-relevant employee categories. None of these categories match the ESRS definition of “non-guaranteed hours employees.” However, at SAP we have employees who are paid hourly (for example, working students) but who have a reliable minimum number of hours guaranteed. For 2024, the number of temporary hourly-paid employees was 1,548 (747 male, 798 female, 2 other, 1 not disclosed).

Number of SAP Employees by Headcount, Broken Down by Country for Countries in Which SAP Has 50 or More Employees Representing at Least 10% of Its Total Number of Employees

Country	Number of Employees (headcount)
Germany	26,944
United States	17,712
India	16,164

Characteristics of Non-Employee Workers in Our Own Workforce

Our Global External Workforce Policy describes and governs worker classifications. Note that SAP also has country-specific policies in place to cover 90% of the external worker population to ensure that specific local legislative considerations are documented clearly within those policies.

The only external worker classification that would be considered part of SAP’s “own workforce” is “temporary staff.”

Temporary staff are persons deployed to act as replacement employees for a limited period of time. They can be integrated into a team and given working instructions as if they were employees. Typical circumstances in which temporary workers may be engaged to replace or fill in for an SAP employee include:

–	Providing cover for employees who are on extended leave (for example, maternity leave, or extended sick leave)

–	Providing cover for temporary peaks in work

–	Providing specialist skills on a short-term basis

Our Temporary Staff Guidelines outline the way in which SAP employees are to engage and behave with temporary staff to ensure transparent engagement behaviors in our daily business and compliance with this policy.

In 2024, SAP contracted 901 temporary staff by headcount through undertakings primarily engaged in employment activities. This figure is an average of the number of individuals engaged in 2024.

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All other non-employee engagements are classified as “services.” This means that the supplier provides a service and that SAP contracts the service to be delivered, not the labor. Per the requirements of a service, the work is not under the control or supervision of SAP. For more information about workers in our value chain, see the section Workers in the Value Chain.

Processes for Engaging with Our Own Workforce

At SAP, we engage and communicate with our own workforce regularly, using a variety of formats and media as part of our comprehensive, continuous efforts to listen and to maintain a dialogue. This includes dedicated follow-up actions to address employee feedback.

To ensure good communication with our employees, we have dedicated communication teams at global, Board area, regional, and local level.

We communicate with our workforce about topics that are important for them through a range of channels. Examples are shown below. Global communications to all employees do not usually include temporary staff, due to the dynamic nature of distribution lists for them. For local events and communication channels, local laws stipulate whether or not temporary staff should be included. Temporary staff can also access information published on SAP One, our internal employee portal.

Audience	Asset/ Channel	Cadence	Description
All Employees	Global Employee Meeting (GEM) - (hybrid live event)	Quarterly	The GEM is a meeting that connects members of the Executive Board with employees. Top-voted employee questions are addressed on stage and online by an expert panel.
	Earnings Check-In (hybrid live event)	Quarterly	This event complements the GEM by providing an additional, dedicated discussion forum with the CFO and CEO, on or immediately after earnings day. Top-voted employee questions are addressed on stage and online by an expert panel.
	Unplugged sessions with CEO (hybrid live event)	Quarterly	Unplugged sessions offer an informal forum for employees to ask the CEO questions on all topics related to SAP.
	Sessions with HR directors	Six-monthly	These live meetings allow HR directors to share insights and provide context for country-specific topics, regional updates, and global announcements (to outline the local impact). Employees can ask questions and share feedback.
	Coffee Corner Espresso Edition (hybrid live event)	Monthly	These sessions take place in a short, moderated Q&A format, in which a Board member and/or L1 executive answers questions from employees.
	Employee checklist (newsletter)	Monthly	This checklist is sent by e-mail as a source of information to all SAP employees worldwide. Content must be globally relevant.
	What’s Up Work Zone (website)	Multiple per month	An internal website featuring internal global news, information, and events.
	-Coffee Corner (onsite live event) -Coffee Call (hybrid live event)	Multiple per month	Q&A sessions, during which executives answer employees’ questions.
	Announcements widget (SAP One Home)	Weekly	A collection of globally relevant, need-to-know information for employees.
	Organizational announcements	As needed	Major organizational changes are followed by multi-channel communications cascades. These include e-mails, in-person events, internal online articles, FAQs, and other documentation, depending on the need.
All Managers	Leaders What’s Next Call	Monthly	These live calls for all leaders cover relevant and timely HR and people management topics to help leaders manage their teams and organizations.
	Manager checklist	Monthly	An informational e-mail sent to all managers worldwide. Content must be globally applicable and relevant to managers in their supervisory capacity.
All Managers and Chief Experts	Leadership Communications Pack (LCP)	Quarterly	The LCP includes a summary of important company-wide topics for leaders to share with their teams.
Executive Leadership	SAP Forward Call (virtual)	Monthly, and as needed	These meetings connect the Executive Board and SAP’s senior and global executives. They cover need-to-know, critical company topics and allow time for discussion and Q&As.

In a concerted effort to continuously promote a diverse and inclusive culture – and ensure wider accessibility to global employee events – we deploy assistive technology, including sign language

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interpreting (primarily American Sign Language), assistive listening devices (ALDs), closed caption screens, reserved priority seating, and post-event recordings with professional captioning.

In addition, HR directors (HRDs) engage with employee representatives regularly on the legal requirements of their respective countries and timely inform and consult these representatives about measures that impact employees and which require codetermination. These interactions can be initiated by either side.

To ensure the effectiveness of its communications, our People Communications team regularly tracks the reach, engagement, and sentiment of its owned channels. This data is used to inform stakeholders and improve future communications, as well as to continuously refine communication channels and approaches. The team uses a combination of e-mail marketing tools, data analytics tools, and manual analysis. One of our platforms for internal e-mail communication is an in-house tool called Communications Hub. It enables us to track open rates, read rates, and link clicks. The Global Communications Team (specifically, People Communications) also measures pre-event engagement through the volume of questions submitted, and uses in-event polling, to gather feedback from attendees. Attendance numbers (virtual) and replay views are also tracked.

At SAP, we recognize that employee engagement is a critical driver of innovation, productivity, and long-term organizational success. Our Executive Board members play an important role in fostering and maintaining employee engagement. Given SAP’s approach to employee engagement, no single role is operationally responsible for employee engagement. It falls within the role of the chief human resources officer to foster engagement between SAP and its employees through various formats for interacting and listening, and through our People Agenda. Further, the responsibilities of HR directors include supporting communication and dialogue, and implementing the People Agenda at country level. The chief communications officer is responsible for ensuring communication between SAP and its employees.

#Unfiltered

Definitions

Employee Engagement Index (EEI): For more information, see the Incorporation by Reference section of our Appendix .

Leadership Trust Net Promoter Score (Leadership Trust NPS): The metric is derived from a question in our #Unfiltered survey that gauges employees’ trust in our leaders. Based on the Customer NPS methodology, it is calculated as a percentage of “promoters” (a score of 9 or 10 on a 10-point scale) minus the percentage of “detractors” (a score of 1 through 6). The method ignores “passives” (a score of 7 or 8). Consequently, the value range of the NPS is –100 to +100, with the latter being the best achievable score.

Business Health Culture Index (BHCI): This metric was collected in the #Unfiltered survey run in June 2024. For more information, see the Health, Safety, and Well-Being section.

Simplification of Processes: This index shows the impact of our continued efforts to simplify our processes. It is measured on the basis of answers to 14 questions in our #Unfiltered program (November 2024 survey).

Diversity & Inclusion Index: The Diversity & Inclusion Score from #Unfiltered indicates the extent to which SAP successfully offers employees a working environment that promotes diversity and inclusion. The index is measured on the basis of answers to three questions (June 2024 survey).

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#Unfiltered,1 our employee engagement survey program, runs twice a year to measure key people metrics, engagement drivers, and employee sentiment. #Unfiltered is a demonstration of our commitment to listen regularly to our employees and act together on their feedback. In 2024, we ran surveys in June and November to gauge sentiment on employee engagement, leadership trust, health and well-being, and other topics. The average scores from both surveys were used as the full-year Employee Engagement Index and Leadership Trust NPS.

The EEI is part of the short-term, one-year performance-based compensation (Short-Term Incentive, STI) of the Executive Board members. The target range for the EEI in 2024 was 76% to 80%. In July, SAP adjusted the EEI outlook for the full-year 2024 to 70% to 74% based on the latest available results by the end of Q2. The EEI, along with other survey metrics, such as BHCI and Leadership Trust NPS, declined due to multiple factors, including, for example, the transformation and restructuring efforts, the evolution in SAP’s hybrid work guidance, or external influences which were beyond SAP’s control. The adjustment of the outlook did not affect the Executive Board’s compensation targets. The target range for 2025 is between 74% and 78%. For more information about the results and outlook, see the section Measuring Our Success in the Combined Management Report. Measures were introduced to counteract the decline in EEI, which already showed positive effects in the second half of the year.

Additionally, we use a number of feedback instruments within our continuous listening approach to assess how individual employees experience the various touchpoints along the employee lifecycle. This approach enables us to understand how employees perceive SAP, to enhance our processes, and to optimize the employee experience.

We act on the feedback we receive from these various listening measures to improve organizational and team development. Our follow-up activities are driven by a two-fold approach: global focus areas are coordinated centrally, while team-related activities are coordinated within the respective teams.

We also track the Diversity & Inclusion Index of our own workforce through our #Unfiltered survey, which allows us to take a deeper look at the aspects of gender, age, job level, and geography for all employee engagement scores.

1 83,042 employees participated in the #Unfiltered survey in June (response rate: 76%) and 77,577 employees participated in the #Unfiltered survey in November (response rate: 70%). All headcount-relevant employees and also (in Germany) non-headcount relevant employees on parental leave, on long-term sick leave, with a tenure of more than six months, PhD students, and vocational trainees were invited to take part in the 2024 #Unfiltered survey cycle. The survey did not include employees at Taulia, LeanIX, or WalkMe.

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True to our commitment to nurture a diverse and inclusive work environment in which each person’s unique background and identity is not just acknowledged but celebrated, we aspire to offer enhanced support to employees worldwide. To this end, in 2023, we launched our Global Diversity Survey.2 This annual survey allows individuals to share – on a voluntary basis and in compliance with the legislation of the respective country – personal characteristics, such as their ethnicity, gender identity, sexual orientation, disability status, nationality, military/veteran status, and caregiver status. In 2024, the survey achieved a response rate of 10%. The feedback provided new insights into our understanding of diversity in the workforce, including:

–	Expressions of pansexuality and self-described gender identities

–	The underrepresentation of nationalities, religions, and of people from ethnic backgrounds

–	‘Caregiving,’ which encompasses responsibility for children, parents, grandparents, spouses, or partners, as well as those preparing to become caregivers.

SAP has 13 employee network groups (ENGs),3 which are voluntary initiatives. At regular meetings with Executive Board members and other leaders, the ENGs share grassroots level feedback and ideas to improve systemic inclusion.

For more information about our engagement with workers’ representatives, see the section Social Dialogue, Involvement of Works Councils.

Global People Compliance

Our Approach and Policies

SAP is committed to providing a workplace that is free from discrimination and harassment. Discrimination, including harassment, sexual harassment, retaliation, and any other form of inappropriate workplace conduct are prohibited. Our Global People Compliance team supports this commitment through our Global Anti-Discrimination Policy, objective investigations, and various training courses.

SAP Global Anti-Discrimination Policy

The SAP Global Anti-Discrimination Policy applies to work-related discrimination, harassment, bullying, and retaliation in all SAP work-related settings, including both in the office and outside the office (such as during business trips and business-related social events), and to all forms of communication (e-mail, mail, phone) used by SAP employees, employees of other employers, contractors, vendors, customers, suppliers, visitors, and partners. The policy specifically covers the following grounds for discrimination: racial and ethnic origin, color, sex, sexual orientation, gender identity, disability, age, religion, political opinion, national extraction or social origin, and other forms of discrimination covered by European Union regulation and national law.

The purpose of the policy is to enforce our commitment to treating all employees with dignity and respect in a workplace that is free from discrimination and harassment. Subject to policy-owner approval, some regions or countries (such as the United Arab Emirates (UAE) and some states in the United States) that have legal or other local requirements that contradict or go beyond this framework adopt local addendums to the global policy.

Discrimination, harassment, or retaliation by any SAP employee will be treated as a disciplinary matter and may constitute a justifiable cause for termination.

The policy is monitored on a regular basis and updated as necessary.

The head of Employment & Labor Relations, People & Culture Germany is the owner of this policy, which all employees of SAP, including the Executive Board, are obliged to comply with. The policy is available to all our employees on our internal employee portal and on the Global People Compliance SharePoint. Furthermore, in September 2023, we released a global anti-discrimination and anti-

2 This survey is available for all headcount-relevant employees, except those in Chile, Israel, and Thailand, which do not allow for self-identification.

3 An employee network group (ENG) is a voluntary, employee-led diversity and inclusion initiative that is formally supported by SAP.

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harassment training course (including regional legal nuances). Covering all aspects of the Global Anti-Discrimination Policy, the course is mandatory for all employees (except for employees of SAP Deutschland) and is offered on an annual basis. It explains how to report incidents and the investigation process. We track the completion rate of this training course using the same internal learning platform that is used to deliver training content to employees globally. Our ambition is to reach a completion rate of at least 85%. For 2024, the completion rate was 97.1%.4 Employees taking the course also receive an individual completion score. Further, we offer internal information covering the different complaints channels on our Global People Compliance SharePoint and internal portal pages. There are also virtual enablement sessions available specifically for internal functions such as HR, to make sure that employees know the complaints procedure and their rights and responsibilities under it. You can find more information about the different complaints channels below.

In addition, our Global People Compliance team offers preventive training courses aimed specifically at SAP managers. These courses are either offered on demand, based on the compliance situation in the different regions, or can be requested by organizations themselves.

For contractors, vendors, customers, suppliers, visitors, partners, and other external parties, we have published the SAP Global People Compliance and Anti-Discrimination Statement, which is available on our website.

Our Actions and Targets

IRO Type	Description	Targets/Metrics
Positive impact	We improve employees’ sense of belonging, satisfaction, and trust in SAP through well-defined structures put in place to support employees on topics related to discrimination and harassment.	There are no targets related to this positive impact.
Negative impact	Psychological harassment (such as bullying, retaliation) can lead to employee mental and physical health issues, for example, and create a hostile work environment.	There are no targets related to this negative impact.

All identified impacts related to discrimination and harassment are addressed by our Global Anti-Discrimination Policy. Most incidents investigated by our Global People Compliance team are related to psychological harassment. The numbers do not, however, show a systematic increase among certain employee groups or regions, but that they are spread equally.

SAP encourages all employees to report potential violations of international human rights standards and environmental standards.

Employees who want to raise a concern or complaint can do so directly using our Speak Out at SAP tool, either online or through the tool’s helpline option. For more information about the Speak Out at SAP tool, see the Speak Out at SAP section. In June 2024, Global People Compliance implemented Resolver, a global case management system that allows employees to report concerns and helps our Global People Compliance team manage concerns and investigations efficiently. Before the launch of Resolver, employees could report their concerns directly by sending an e-mail to Global People Compliance. The new case management system gives our People Compliance function more transparency and visibility into the concerns raised across the various regions, countries, and Board areas, and into the nature of those concerns. Global People Compliance uses the data it receives to identify trends and take appropriate action to mitigate risks. Our People Compliance complaints channels are available to all our employees, including temporary staff.

In addition, in June 2024, we launched an internal SAP app that employees can use to report concerns on their mobile device. Alternatively, employees can contact the Global Ombuds Office, which operates as an informal, independent, and confidential channel (in addition to SAP’s formal complaint mechanisms), providing a safe place to discuss any workplace concerns and to explore ways of addressing them. The Global Ombuds Office promotes constructive conflict resolution through counseling, coaching, mediation, workshops, training courses, and other measures. In the case of

4 The course and completion rate do not include employees at Taulia, Volume Integration, LeanIX, or WalkMe.

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compliance-related topics, the Global Ombuds Office helps guide employees to the respective formal channels.

Complaints Management and Investigations

We have established a complaints management and investigations procedure that provides SAP with a globally consistent and comprehensive approach to effectively managing concerns related to potential or actual violations of human rights or environmental standards in accordance with the German Supply Chain Act. Beyond this law, SAP is guided by international frameworks such as the UNGPs, under which companies must provide an effective grievance mechanism for all human rights topics.

If we receive concerns or complaints about behavior that is contrary to human rights or environmental standards, we conduct an objective investigation. If the investigation concludes that prohibited conduct has occurred, we take action commensurate with the facts of the investigation and dependent on the level of policy violation. Reported incidents are reviewed and evaluated for investigative follow-up actions.

Global People Compliance closely reviews the facts collected during each investigation to determine which measures are required to minimize violations. As part of the investigation process, the team has added the step of following up with the affected employee in an appropriate timeframe after the investigation has ended to check whether they are experiencing any additional issues. The team further reviews data on a regular basis to identify compliance hot spots and areas in which additional training is needed.

Once a quarter, we analyze regional specifics with respect to reported concerns and investigated violations of the SAP Global Anti-Discrimination Policy and implement additional preventive training measures for specific target groups (such as manager communities) at the respective locations.

We review the effectiveness of our complaints procedure once a year, or ad-hoc if required. As part of this continual improvement process, we consider the eight effectiveness criteria defined in the Management of Complaints Assessment (MOC-A) tool, namely legitimate, accessible, predictable, equitable, transparent, rights-compatible, source of continuous learning, and dialogue-compatible. We are currently focusing on enhancing stakeholder engagement to increase the effectiveness of our complaints management procedure.

SAP strictly prohibits retaliation against anyone who, in good faith, reports violations of human rights or environmental standards, or who participates in an investigation conducted by Global People Compliance, even if the investigation does not ultimately substantiate the concerns raised. Dishonest, bad faith, or otherwise abusive reports (such as false personal attacks aimed at specific individuals) are prohibited and may result in disciplinary action.

The confidentiality and impartiality of investigations is guaranteed by the setup of the compliance teams, their professional training, and the non-disclosure agreements and policies in place.

Metrics on Material Topics

Identified Incidents, Complaints, and Severe Human Rights Impacts

Complaints were filed through our various complaints mechanisms. In 2024, 445 complaints were filed by e-mail, 116 in our Speak Out at SAP tool, and 438 in Resolver.

We conducted a total of 107 investigations into discrimination and 447 investigations into harassment (362 into psychological harassment, and 85 into sexual harassment). The number of investigations that were substantiated as policy violations was substantially lower than the total number of investigations.

At the time of publication, no severe human rights incidents had been recorded, nor had any complaints been filed to National Contact Points for OECD Multinational Enterprises. For more information about human rights, see the Human Rights section.

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Social Dialogue, Involvement of Works Councils

Our Approach and Policies

We respect the rights of our employees to organize and to be represented by labor unions and other bona fide employee representatives in accordance with local laws, and, as such, we engage in constructive dialogue with employee representatives (see our Human Rights Commitment Statement). Please find more information in the Human Rights section. In addition, we have an Employee Involvement Agreement (EIA), which is described below under 1. SE Works Council (Europe). Where local laws restrict the establishment of certain employee representations, we are open to other forms of employee representation that are not prohibited under local law.

Our Actions and Targets

IRO Type	Description	Target/Metrics
Negative impact	Violation of employees' rights to social partners, including unions, works councils, and other representative bodies, leads to negative impact on employees.	There are no targets related to this negative impact because everything related to social partners is determined in a first step by local law and by local agreements. Consultation and information topics covered by the SE Works Council (Europe) are regulated in the Employee Involvement Agreement.
Positive impact	Existence of and cooperation with unions and involvement of social partners, including unions, works councils, and other representative bodies, in negotiations ensures a higher representation of employees' interests and therefore a higher employee satisfaction and trust in SAP.	There are no targets related to this positive impact because everything related to social partners is determined in a first step by local law and by local agreements. Consultation and information topics covered by the SE Works Council (Europe) are regulated in the Employee Involvement Agreement.

We have structures in place to ensure that the rights of employees to representation are observed. However, any individual employee or group of employees could still be potentially negatively impacted accidentally. Were this to happen, SAP would act within the respective legal framework and according to the facts of the case.

We involve social partners through the following:

1. SAP SE Works Council (Europe)

The SAP SE Works Council (Europe) (“SE WoC (Europe)”) brings together employee representatives from the 28 EEA (European Economic Area) countries5 (including, until May 15, 2024, the United Kingdom) in which SAP SE has subsidiaries and ensures the representation of their rights to be informed and consulted. The composition, competence, and procedures of the SE WoC (Europe) are governed by the EIA. Employees can find information about the EIA, the SE WoC (Europe), and the matters that must be addressed to this body, including the relevant contact persons, on our internal portal.

The EIA governs the SE WoC (Europe) rights to be informed about and consulted on the following:

–	Matters that affect two or more countries in the EEA

and

–	Specific matters governed by the EIA, such as strategy, economic and financial situation, development of business, trend of employment, investments, reorganizations considered to be substantial, introduction of new working methods and processes, relocation of undertakings, mergers or split-ups, cutbacks or closures, collective redundancies, changes to compensation structures, diversity and demographic trends, and other topics presented by central management.[6]

The SE WoC (Europe) is the representative body for SAP employees across the EEA. When management consults it about a proposed measure, the SE WoC (Europe) submits an opinion, which,

5 The 28 EEA countries are: Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, The Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, United Kingdom.

6 The Executive Board of SAP SE or the management level within the SAP Group that is in charge of or entrusted with a matter, and its respective representatives.

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although not binding, will be included in further considerations. Since all member countries have their own national law and may also have social partners and bargaining and other agreements in place, the opinion expressed by the SE WoC (Europe) cannot determine what is implemented locally, or how.

SAP’s central management is responsible for ensuring compliance with the EIA.

The SE WoC (Europe) meets every quarter at SAP headquarters in Walldorf to discuss matters covered by the EIA. Additional meetings are scheduled between the quarterly meetings as required.

2. Global Labor Relations and HR Directors

Employees in many countries also have a legal right to establish representation for employees at local level. The matters that SAP is obliged to involve social partners in, depend on national laws and the agreements that are in place on company level. SAP enters into collective agreements with labor unions and concludes works agreements with works councils as required by law, and, in some cases, voluntarily in countries where there is no legal requirement, if needed.

We liaise closely with social partners in these countries to address matters in accordance with national laws and local needs.

Therefore, Global Labor Relations (GLR), our employee and labor relations function, liaises directly with the SE WoC (Europe) and with the works councils/unions in France and Germany. In other countries, local HR directors are tasked with liaising with employee representatives. GLR works with the HRDs to ensure that employees’ rights to representation are respected. Further, employees have the right to address work-related issues specific to their country to their local representatives.

In case of violations due to the responsible business not involving GLR or HR directors, despite being obliged to do so, SAP will make the business contact aware of the violation to prevent future occurrences.

The SAP Executive Board, HR directors, managing directors, and/or responsible business divisions inform all employees, including those without representation, about the content and outcome of social partner involvements and other important matters.

Employees can also raise matters directly with their representatives, HR directors, and other appropriate SAP contacts in their countries.

GLR has regular meetings with the chairpersons of the SE WoC (Europe) and of the local representative bodies of the respective entities in Germany and France, and the HR directors in other countries, who in turn have regular meetings with the local social partners to discuss topics, strengthen collaboration, and prevent negative impacts.

Regular meetings between local social partners and Executive Board members, the Global Labor Relations team, and other roles, and between social partners and local HR directors, ensure that these parties have frequent opportunities to discuss the effectiveness of actions and initiatives.

Metrics on Material Topics

Collective Bargaining Agreements and Social Dialogue Coverage

The terms of employment and working conditions are determined primarily by local country laws and can be regulated in more detail through bargaining agreements and other agreements that are negotiated with the social partners in certain countries.

Employees can access these agreements on the internal portal for their respective country, along with information about local contacts and a list of countries where SAP has social partners. In addition, SAP provides employee training to increase awareness of social partner rights.

Where agreements exist between an SAP entity and a social partner, the relevant group of employees of this entity (named in the respective agreement) fall under this agreement. Hence, the respective SAP entity must follow the content of the agreement for the valid group of employees for as long as this agreement is valid (in addition to local law).

In 2024, 36% of SAP employees were covered by collective bargaining agreements.

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In the EEA, SAP had 262 collective bargaining agreements. Outside the EEA, 5% of our employees were covered by collective bargaining agreements.

50% of our employees globally were covered by workers’ representatives.

For a breakdown of collective bargaining coverage and workplace representation by country/region7, see the table below.

	Collective Bargaining Coverage		Social Dialogue
Coverage rate	Employees – EEA	Employees – Non-EEA	Workplace representation (EEA only)
	(for countries with >50 employees representing >10% of total employees)	(for regions with >50 employees representing >10% of total employees)	(for countries with >50 employees representing >10% of total employees)
0%–19%		APJ, Americas
20%–39%
40%–59%
60%–79%
80%–100%	Germany		Germany

Total Rewards

Our Approach and Policies

SAP conducts an analysis at least once a year to ensure that its employees are paid fair and adequate wages. This analysis covers all employees at SAP,8 regardless of specific personal criteria, such as gender or age. Our commitment to fair and competitive pay is fundamental to our compensation investment strategy and is formally described in our Global Policy on Compensation Management.

The policy and culture created at SAP impacts all employees and ensures there is no pay discrimination.

Adequate Wages

SAP employees are paid an adequate wage.9 We ensure that all employees are paid at least the minimum wage mandated by local laws. In regions without a legally defined minimum wage, or in the event that living wages are above the legally defined minimum wage, we adhere to the living wage standards. The data for defining living wage is provided by the external organization “Valuing Impact” in collaboration with “WageIndicator,” as used by the VBA. For more information about VBA methodology, see the section Impact Valuation Approach.

SAP’s Global Policy on Compensation Management details the frameworks and principles that are in place to ensure fair and adequate wages for employees, taking into consideration their role, proficiency, and local market conditions. SAP uses a total target cash (TTC) approach, meaning that employees have a regular base salary that is paid monthly or twice-monthly (depending on the location) and a target bonus amount. The policy is connected to SAP’s global job architecture, which helps managers determine the appropriate job title, career level, and expectations for an employee. SAP maintains salary structures for every career level and country in which employees are located that establish pay ranges of TTC for all jobs in the global job architecture. These pay structures are aligned with the market and are reviewed at least once a year to determine whether adjustments are required to keep them in alignment. If adjustments are required, they are made and reflected in the compensation framework.

The policy also gives guidance to managers on how to determine an appropriate wage (TTC) for an employee during the hiring process, for internal career moves, during the Annual Compensation Review (ACR), and for any off-cycle adjustments. It sets out the overall principles of fair pay and defines the various roles and responsibilities.

7 Regions: EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

8 Does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe.

9 Does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe.

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Adherence to the policy is monitored by means of two annual analyses: 1) adherence to pay within the pay range (to ensure that all employees are paid within their designated pay range); and 2) assessment of pay equity within the ranges (to ensure that all employees are paid equitably). SAP adjusts an individual’s TTC if it falls below the recommended minimum or falls below the acceptable spread of differences in pay relative to similar peers.

The policy is mandatory globally, unless prevented by legal requirements. Local policies may be established to complement the global regulations, but in case of a conflict, the global policy prevails. It applies to all employees except for executives, who are subject to separate global executive rewards policies. The policy is owned and overseen by the global head of Total Rewards, who reports directly to a Board member. Implementation of the policy is the responsibility of all people managers, up to and including Board members, HR, and Finance.

Employees can look up the pay range that is relevant to their role in an internal tool. The policy is available for all managers and employees on SAP’s internal employee portal. It is also presented in a user-friendly format through our intranet and is available to all employees. Key aspects of the policy are highlighted to managers during compensation decisions (for example, during the ACR) along with in-tool enablement, guidelines, and supporting materials. Key HR stakeholders who support managers are provided with relevant materials to help them interpret the policy when consulting with managers and experts on the policy, and local regulations and considerations are available to managers and HR stakeholders through a ticketing process.

Equal Pay for Work of Equal Value

SAP operates a fair pay policy, which is part of the Global Policy on Compensation Management detailed above. At SAP, we strive to create a culture of mutual respect and inclusion and to ensure that our compensation practices are fair and transparent. Since it is a foundational element of SAP’s inclusive culture, we are committed to providing equitable pay for employees in job groupings with similar market value, while remaining competitive with the external marketplace.

In support of this philosophy, we have established the following fair pay principles:

–	Target compensation is market-based and internally equitable.

–	Pay is for contribution and impact in alignment with business results.

–	Pay ranges and criteria for compensation decisions are transparent.

In our fair pay policy, we commit to publishing the TTC ranges (that is, base salary and target bonus) based on job/grade level internally, and to using market data benchmarks based on the relevant industry- and country-based data to review the ranges at least annually. We also commit to an annual global review of internal pay equity, including, but not limited to, any statistically relevant gender pay gaps. If significant pay gaps are identified, we implement pay adjustments to close them, to target equal pay for substantially similar work. Furthermore, any identified factors within our underlying compensation processes and practices that have directly contributed to those pay gaps are modified to prevent future occurrences. These actions are intended to ensure manager compliance and to verify that our established processes support an environment of equal pay for substantially similar work.

The policy states explicitly that SAP leadership expects all managers to fully support SAP’s fair pay commitment and to approach any compensation decisions with the fair pay philosophy and principles in mind.

Monitoring adherence to the policy, the roles and responsibilities for implementing the policy, and its communication and enablement are intertwined with SAP’s policy on adequate wages and are detailed in the section above.

Furthermore, SAP’s compensation investment strategy takes a “fair pay first” approach, meaning that the top priority for compensation investment distribution is to cover any identified need for pay adjustments to bring all employees into the correct pay ranges and ensure fair pay for work of equal value.

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Our Actions and Targets

IRO Type	Description	Target/Metrics
Positive impact	We ensure, through different mechanisms, that employees are paid fairly and equally for work of equal value.	We want all of our people to be paid fairly and equitably. In 2022, we began to make annual global pay adjustments to ensure that the compensation of at least 99% employees is within their pay ranges and equitable among comparable peers.[1] We are meeting that target (using data after the annual adjustments). In addition, we have met our target of pay range transparency (99.9% of employees) and we continue to assess this. [1] We are targeting a full action plan in relation to the EU Pay Transparency Directive by 2026. We work with social partners and employee representatives to set our payment related targets, to assess our pay practices, and to identify areas for improvement. We inform them about our performance against targets if legally required.

1 Does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe.

As part of our efforts to address material positive impacts, we keep our workforce informed about our approach to fair and competitive pay by means of informational materials and commitments that are publicized internally. In addition, managers have access to real-time analytics that include gender breakdowns, and they are prompted to remember our fair pay commitments when planning compensation and career moves (for instance, during the ACR) on behalf of all employees. Externally, we publish our commitment to fair and competitive pay periodically, for example in our Diversity and Inclusion (D&I) Report, including a summary of the actions we are taking. We are also actively engaged with external stakeholders on industry best practices (taking part, for instance, in case studies and conferences).

As part of annual processes:

–	As part of the ACR, SAP conducts two analyses, as described above, and dedicates central budgets (“fair pay first” approach by ringfencing 2% to 3% of the overall annual compensation investments budget) to make required adjustments as per the findings of the analyses. After the ACR, SAP performs an annual analysis of the ACR outcomes that includes data points related to SAP’s fair pay philosophy, TTC, equity long-term incentives, and bonus distribution. These data points include, but are not limited to, the number of cases where fair pay adjustments were recommended and the average adjustment amount, which is further broken down by gender.

–	We report on the post-ACR analysis to the Executive Board and all managers. Top-level managers have the option to consult with HR experts on the results and next steps. Should any concerns be identified in connection with the distribution, HR is empowered to coach managers and leaders through the next steps.

On a continual basis:

–	Managers are reminded of our commitments to fair and competitive pay as part of career and compensation decisions (such as internal and external hiring, and off-cycle compensation changes). They are required to stay within the pay ranges when making compensation decisions, and analytics help them make fair decisions (for instance, they have aggregated information at their disposal showing how other employees in the same role and same location are paid within their pay range, as well as a dashboard that provides insights into the career and compensation information of their own team).

–	All managers have the option of consulting with HR experts when making compensation and career decisions, and HR is empowered to coach them on making those decisions fairly and appropriately.

In addition, as mentioned above, there is a dedicated, ringfenced budget for any corrections needed to ensure fair and competitive pay for all employees. Tools used for core activities include: MarketPay (as a resource for external competitiveness); an in-house regression analysis tool (for pay equity analysis); My Team Dashboard and Success Map reports for manager analytics related to their own teams; the Compensation Assistant tool for managers to view pay ranges and aggregated information about pay related to specific roles and locations; and the Success Map compensation planning tool and off-cycle

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adjustments options for making decisions (with built-in parameters to ensure compliance with pay ranges and legal requirements).

Metrics on Material Topics

Remuneration Metrics

Annual Total Remuneration Ratio

In determining the annual total remuneration ratio, we utilize the total target cash on a full-time basis, which includes both base salaries and target bonuses as of December 31, 2024. This approach ensures that the compensation of part-time employees is accurately reflected. We also include the LTI that has been granted to the individual employees during the reporting year, valued at grant date.10

To calculate the annual total remuneration ratio, we first identify the employee with the median compensation, including Executive Board members, but excluding the highest-paid employee. For a more comprehensive analysis, we also incorporate benefits for the median employee, as well as for five employees above and below the median. These 11 data points are then averaged to calculate the remuneration of the median employee and compare it with the highest-paid employee.

For the year 2024, the annual total remuneration ratio was 87, which is one of the lowest ratios when compared to CEO pay for other megacap multinational technology companies (as disclosed in their latest Form DEF11 14A proxy statements) with whom we compete for talent.

Gender Pay Gap

We define the unadjusted gender pay gap as the difference in average pay levels between female and male employees, expressed as a percentage of the average pay level of male employees. Pay levels are calculated using total target cash on a full-time basis, which includes both base salaries and target bonuses as of December 31, 2024, to ensure an accurate representation. We also include the LTI, valued at grant date, that was granted to the individual employees during the reporting year.12

In 2024, the unadjusted gender pay gap was 20%. We attribute this largely to the effects of SAP’s demographics, including the ratio of male to female employees across seniority levels, the types of roles we offer, and the geographies our employees work in. We used established statistical methods to account for the effects of demographic attributes that are commonly used for such gender pay gap adjustments, including amongst others the distribution of employees across functional roles, seniority levels, and geographies. Applying these variables, the adjusted gender pay gap was 5%. We are committed to narrowing this gap and continue to make improvements in gender diversity across all levels globally. For more information about our ongoing efforts, see the Diversity & Inclusion section.

Family-Related Leave

Parental leave is applicable when a child joins a parent to form a family unit (as a result of birth, adoption, or legal guardianship) and includes:

–	The primary caregiver: the parent who takes primary responsibility for caring for the child following its birth or adoption.

–	The secondary caregiver: the parent who does not have primary responsibility following the birth or adoption of a child.

Family care leave provides employees with time off to care for a family member who requires care or support for serious medical reasons.

At SAP, we are committed to promoting a healthy work-life balance as a way of ensuring a work environment in which everyone can thrive. Beyond the standard legal requirements, our employees have access to a variety of leave options that are offered as part of SAP’s benefits package. These include, but are not limited to, parental leave and family care leave, which are available in certain countries to support a better work-life balance.

10 This does not include employee share purchase plans and corresponding cover plans.

11 Definitive Proxy Statement

12 This does not include employee share purchase plans and corresponding cover plans.

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All our permanent employees are entitled to at least one of two types of family-related leave (parental leave and family care leave). Moreover, 86% of our permanent employees are entitled to both types of leave, and 22% of employees make use of them, of which 58% are male and 42% female. This breakdown is reflective of our current gender demographics and includes only those countries where both types of leave are available. In countries where family care leave is not yet available, we are committed to addressing the gap to ensure consistent access for our employees globally.

For more information about our flex work approach, see the section Flexible Working at SAP.

For more information about our health offerings, see the section Health, Safety, and Well-Being.

Social Protection

All permanent employees are covered by social protection, through public programs, and/or through benefits offered by SAP, against loss of income due to any of the following major life events: including, but not limited to, sickness, employment injury, and acquired disability, parental leave, and retirement. Coverage for temporary and hourly-paid employees in some countries may differ based on local regulations (examples include China, India, and Singapore).

Unemployment has not yet been included in this year’s analysis but will be included starting next year.

Diversity & Inclusion

Our Approach and Policies

Our diversity and inclusion (D&I) strategy supports SAP’s corporate goals by fostering innovation and profitability. A diverse workforce produces innovative ideas and solutions, and drives engagement and productivity. This not only strengthens our business; it also helps us serve our global customer base better. By recruiting a diverse workforce, we enhance our reputation, attract top talent, and align with the values of our customers.

The benefits of this comprehensive strategy to SAP include:

–	Data-driven insights: Data can reveal areas for improvement in product development, marketing strategies, and workforce development programs.

–	Employee engagement and productivity: A diverse and inclusive workplace fosters higher employee engagement, leading to increased productivity and better business outcomes.

–	Brand reputation and social responsibility: Strong practices which value contributions from a diverse population of employees enhance SAP’s brand image as a responsible and ethical company, attracting socially conscious customers and partners.

–	Future-proofing the business: Diversity prepares SAP to adapt to changing demographics and evolving customer expectations in a globalized world.

For D&I KPIs, we focus on headcount-relevant employees for impact measurement. For a definition of headcount-relevant, see the Characteristics of Our Own Workforce section.

The benefits of diversity extend to interns and temporary staff through events, ENGs, and awareness programs.

Our headcount-relevant employees benefit from our various initiatives to create better diverse representation through our wide variety of recruiting sources, development initiatives, and other engagement and retention strategies. Inclusive hiring is pivotal to our journey at SAP, amplifying our capacity for diverse perspectives and propelling our business transformation.

In compliance with legal requirements, we uphold an Equal Employment Opportunity Policy in the United States and Canada. This policy describes the framework in place to ensure equal employment and access to opportunities, respectful treatment of all individuals, and an environment free from unlawful discrimination. It covers all aspects of employment, including selection, job assignment, promotion, transfer, compensation, discipline, layoff, terminations, and access to benefits and training. The policy is governed by the head of HR of North America and the head of HR of Canada.

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Diversity & Inclusion (D&I) Narrative

We cover our commitment to the topics of diversity, gender equality, employment, and inclusion of persons with disabilities through our D&I narrative, which is available to all employees on our internal employee portal and externally on our Web site. The narrative below covers our entire workforce, including temporary staff and interns, and is overseen by the chief diversity & inclusion officer.

The Narrative

In striving to be the most inclusive software company in the world, SAP works to reflect a higher standard of business, societal values, and perspectives in all that we do – from maintaining a truly welcoming culture and providing our customers with greater transparency to measure their own progress, to serving our broader communities to develop the next generation of innovators. We believe that through our actions, we can create transformative change toward a more equitable, sustainable, and connected world.

Creating a vibrant and caring environment for our people, where everyone can be their authentic self, is key. Our goal is to take best advantage of all systems and processes to make an impact that positively impacts not only SAP but all its stakeholders. We believe in a future where respect is the hallmark for all, and therefore tailor our initiatives around three pillars: Workforce Diversity, Workplace Inclusion, and Marketplace Leadership.

–	Workforce Diversity: increasing diversity in the workforce composition at all levels of SAP to appropriately reflect the diversity in society.

–	Workplace Inclusion: creating a positive work environment where all colleagues can thrive and engage to their fullest potential in driving SAP’s purpose.

–	Marketplace Leadership: extending the impact of diversity and inclusion efforts within the communities we serve.

As we move forward, our objective is to embed these principles into all parts of our people processes and fundamentally elevate the employee experience. We aim to do this by integrating respect-based perspectives in our strategy through a Global D&I Advisory Council comprised of members from various parts of SAP; and through systemic inclusion by prioritizing people processes such as learning, talent acquisition, benefits and, policies, so that they are inclusive to all. In addition, we will continue to build inclusive features into our products and services in connection with customer demand which will enable us to keep innovating for a better future for all. Our AI Ethics Steering Committee ensures that many safeguards are put in place to avoid discriminatory or biased outcomes. For more information about AI, see the Responsible AI section.

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Our Actions and Targets

IRO Type	Description	Metrics/Targets
Positive impact	Improve employee performance through job satisfaction, motivation, and productivity as a result of diversity and inclusion programs and networks.

To achieve the objectives of the policy, we have the following targets, which apply to the first three IROs.

D&I goals align with several UN Sustainable Development Goals (SDGs): Gender equality (SDG 5), Reduced inequalities (SDG 10), and Decent work and economic growth (SDG 8).

At SAP, we are committed to fostering equality by achieving our goal of industry-based gender parity at all levels within our organization. SAP is on track to achieving its long-term gender goals in compliance with applicable legal requirements.

Women in Workforce (WiW): 35.4%, our target is to achieve 40% by the end of 2030.¹
Women in Management (WiM): 30.2%, our target was to achieve 30% by the end of 2024, which we achieved.²
Women in Executive Roles (WiER): 22.5%, our target is to achieve 25% by the end of 2027.³

SAP’s commitment to industry-based gender equality in leadership is a key topic of concern for investors and has financial implications given that it is an ESG KPI for the revolving credit facility (RCF). A key enabler for driving change is the commitment from the Executive Board members and other executives who appoint people to these leadership roles.

Positive impact	A non-discriminatory environment fosters a high rate of well-being among our own employees.

The aspirational targets are proposed annually by the Global Diversity & Inclusion Office (GDIO) and are considered under SAP's overall growth plan and the Talent Discovery hiring target for the year. The GDIO also considers labor market data and past trends to arrive at the proposed targets. The proposal is presented to the Executive Board for approval, and relevant stakeholders, including the Supervisory Board Committee, are informed of the changes. The approved targets are then shared both internally and externally.

Positive impact	Improve employee performance through job satisfaction, motivation, and productivity as a result of equal opportunities and equal treatment.

Annual disclosure of the targets through the SAP Diversity & Inclusion report and the Integrated Report. Monthly tracking and quarterly updates are also provided to the Executive Board and Supervisory Board on all of the KPIs. From those updates, lessons or improvements based on the performance can be identified. Publishing D&I KPIs twice a year enables the senior leadership team to review and change course to meet the targets set for D&I.

Positive impact	Accessibility and equality: Making SAP buildings, digital platforms, and training content accessible to people with disabilities, while also providing necessary accommodations and possibility to self-disclose their disability ensures equal opportunities for all employees.	There is no target related to this positive impact. Usage of accommodations, feedback from employees via Employee Network Groups, surveys like the Global Diversity Survey, and the number of colleagues self-disclosing their disability status will continue to help measure the effectiveness of these initiatives.

1 We define “Women in the Workforce (WiW)” as the share of women in the total workforce (calculated in heads). We started measuring this KPI in 2012. For this KPI, our previous goal was to reach 35% by 2022, which we reached before the end of 2022. Target mentioned as required by ESRS S1-5 §44.

2 We define “Women in Management (WiM)” as the share of women in management positions as compared to the total number of managers, expressed by the number of individuals and not FTEs. It includes three categories: 1) Managers managing teams: Refers to managing teams of at least one employee or vacant positions; 2) Managers managing managers: Refers to managing managers who manage teams; 3) Executive Board members. We started measuring this KPI in 2012. After achieving our WiM target of 25% in 2017, we set a more ambitious goal of reaching 30% by 2022. Due to unforeseen challenges, we did not meet the 30% target and requested extensions for 2023 and for 2024. The KPI does not include employees from Taulia, Emarsys, Volume Integration, LeanIX, and WalkMe. Target mentioned as required by ESRS S1-5 §44.

3 We define “Women in Executive Roles (WiER)” as the percentage of women in the three management levels below the Executive Board (Group Executive Level, Senior Executive Level, Executive Level), compared to the total number of individuals across all genders in these levels (calculated in heads). This KPI also has an influence on Executive Board compensation. For more information, see the section Performance Management System in the Combined Management Report. We started calculating this KPI in 2023. The KPI does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe. Target mentioned as required by ESRS S1-5 §44.

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The strategy and deliverables related to our inclusive culture are centrally managed by the GDIO team within the People & Culture Board area. Additionally, we have teams across various business lines and regions, spearheaded by regional champions and volunteers who work with business leaders to implement programs and initiatives. All leaders, managers, and employees are responsible for creating a work environment that is welcoming to all.

We are focusing on talent development initiatives such as our annual internal Women to Watch (W2W) program. In this initiative, selected participants from across all Board areas who are interested in moving into management roles will undertake a seven-month learning journey involving live workshops, on-demand learning, networking, and one-on-one career conversations with leaders. We plan to build a community for junior talent through initiatives such as the Career Launchpad in partnership with our Business Women’s Network, which includes quarterly global events and is open to all employees. Hiring practices focused on ensuring equal employment opportunities will continue for all positions, based on various sourcing methods and interview panels. We will also work with talent development and management processes to provide equal opportunities for career progression and learning.

Promoting respectful behaviors is a priority, especially at decision-making points. We are achieving this through the availability of workshops and micro-learning sessions for all managers and employees.

We track our diversity KPIs every month and provide quarterly updates to the Executive Board and Supervisory Board to ensure that success is determined by the real impact of our initiatives.

We strive to ensure all employees feel equally valued at SAP, including persons with disabilities. We achieve this through the following:

–	Infrastructure and digital accessibility: Removing barriers supports accessibility in the workplace for people with and without disabilities.

–	Flexibility is not just a perk at SAP, but an integral part of our People Agenda and an approach we already practiced through flexible work models such as hybrid work for many years prior to the COVID-19 pandemic. For more information about our flexible work models, see the section Flexible Working at SAP.

–	We employ an inclusive design methodology to develop SAP products that work for the widest possible range of human diversity. In collaborating with our vast network of researchers, developers, students, partners, industry leaders, entrepreneurs, academics, and SAP customers, we are working to solve accessibility and other challenges through technological innovation.

–	We ensure that everyone, including people with disabilities, can utilize SAP software, by making accessibility a core priority for product quality and user experience. We also make sure that our buildings and facilities are fully accessible.

–	For more information about how we prevent discrimination through our SAP Global Anti-Discrimination Policy, see the Global People Compliance section.

We approach the topic of diversity and inclusion from a systemic perspective, whereby we look at all people processes to ensure that there is no bias within the system. From talent acquisition to total rewards, every policy and measure designed for our people is reviewed to ensure that it promotes and supports equal employment opportunity. Additionally, we make education available to our employees about unconscious bias and how to mitigate it. A total of 1,805 managers have completed the Intentional Inclusion workshops since October 2022, representing 19% of the total manager population. We continue to strive to reach all leaders. Short learning courses on the Inclusive Mindset Challenge platform have reached more than 15,815 employees globally, significantly increasing awareness of the fundamental expectation of respect for all. We also have an internal branding toolkit available to all employees that offers information about key resources, accessibility tips and tools, including design templates and graphics to support communication efforts across SAP.

Our Diversity & Inclusion Report, which is published periodically on our website, offers a transparent view of the progress SAP has made toward attracting and retaining diverse talent, building a culture of inclusion, and serving the marketplace as a clear navigator.

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We measure the success of our D&I programs by systemically incorporating fair and equal opportunity practices at all levels. To achieve this, we track the composition of our workforce at all levels, including leadership and management, and monitoring the hiring and promotion rates. Additionally, we analyze specific metrics for various departments and locations. For example, we look at the representation of all genders, in our global workforce and leadership positions. We further track participation in specialized programs like Autism at Work and representation of different ethnic groups in the United States per the legal requirement. We also track engagement in related programs, training sessions, and events, and gather feedback through surveys and polls to ensure continuous improvement in employee experience and engagement for all our workforce.

The Global Real Estate & Facilities team at SAP conducts annual global accessibility inspections, and updates buildings with barrier-free infrastructure as needed.

In partnership with the ENGs, SAP makes a range of assistive devices and accessible technology available to employees who request them to help them work more effectively.

We participate in external performance ratings and benchmarking through established indices, which are published annually. Additionally, SAP is recognized globally for its efforts in fostering an inclusive workplace, and has received several awards validating our progress in creating equal opportunities, and adding to the total Employer of Choice accolades won in 2024.

Our achievements are shared internally on our GDIO SharePoint and in a monthly global newsletter.

Metrics on Material Topics

Methodologies and Definitions

We define executive roles as the three management levels below the Executive Board (Group Executive Level, Senior Executive Level, Executive Level).

	Workforce	Management¹	In Executive Roles¹
Male	71,007 (64.6%)	6,755 (69.8%)	535 (77.5%)
Female	38,965 (35.4%)	2,923 (30.2%)	155 (22.5%)
Other	1 (0%)	0 (0%)	0 (0%)
Not reported	0 (0%)	0 (0%)	0 (0%)

1 Does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe.

	Under 30 Years	30–50 Years	Older than 50 Years
Employees	16,143	70,709	23,121

In countries that permit the collection of disability data, the proportion of our workforce that self identifies as having a disability is 1.3%. Of those, 39.2% are women and 60.8% men.

Legislation regarding data collection and reporting for people with disabilities varies widely. Some countries are required by law to employ a certain percentage of people with disabilities, leading to penalties if the required numbers are not met. Other countries strongly encourage data collection, but do not set any legal quotas; and still others do not have any specific legislation on this matter. In 2024, SAP started rolling out a global disability self-identification project for the countries in which this is legally possible. SAP has legal entities and employees in 73 countries and the project is currently implemented in 43 countries. Please note that the European General Data Protection Regulation considers health-related data as sensitive personal data. It is therefore not possible to collect disability information in countries that do not have specific legislation mandating or strongly recommending such practice.

The disability metrics presented in this report, including the corresponding gender breakdown, are part of this data collection project.

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People Development

Our Approach and Policies

To support our People Agenda in contributing to SAP’s business strategy and value generation, we have a dedicated People Growth and Leadership Excellence organization that is responsible for delivering learning programs, processes, and development opportunities to all SAP leaders and employees.

Employees can access all learning content, resources, and information about our learning strategy through SAP’s internal employee portal, SAP One. This learning content is also available in Success Map, SAP’s learning management system. The head of our People Growth and Leadership Excellence organization is accountable for implementing the learning strategy. In addition to this strategy, we will be putting in place a robust leadership development framework, performance management framework, total rewards framework, talent attraction framework, talent management strategy, internal talent technology strategy – all based on a skills framework – for rollout in 2025.

Our training and development programs are run by approximately 300 people at SAP. We aim to spend between €60 million and €80 million annually on these activities (excluding personnel expense). These expenses are split across corporate functions and therefore can be found across different expense line items in the Consolidated Income Statements of SAP Group. For more information, see the section Consolidated Income Statements of SAP Group for the Years Ended December 31 in the Consolidated Financial Statement.

The learning strategy, which was created in 2024 and is scheduled for full rollout in 2025, focuses on bringing the best out of SAP employees through continuous skill development. We accomplish this by being skills-based, data-driven, and learner-centric in every element of our strategy.

–	Skills-based: We conduct external and internal research to identify and prioritize the skills needed in our workforce to meet our business objectives, stay relevant for their roles, and get ahead of future disruptive skills – and, ultimately, to become more agile and flexible as a company.

–	Data-driven: We use data in every aspect of our Learning Strategy. We enable data-driven decision-making to optimize allocation of learning spend, and we use data and AI-supported technology to optimize learning operations and experiences. Once employees consume the learning on offer, we can analyze learning data to see how they are adopting their learning recommendations and what impact learning is having on skill progression and business objectives.

–	Learner-centric: Our learning strategy is learner-centric in terms of the way in which we design, deliver, and enable discovery of our learning offerings. Particularly when it comes to discovery, we invest in technology that automates the curation and prioritization of learning offerings based on each individual employee’s skills gap.

Our Actions and Targets

IRO Type	Description	Targets/Metrics
Positive Impact	Training and development programs at SAP can help our employees to obtain valuable and relevant new skills and improve their career development.	There are no targets related to this positive impact as we are currently working on targets for our new strategy. Metrics showing the effectiveness of our actions towards this positive impact are listed in the section Metrics on Material Topics.

We are committed to ensuring that the workforce we have now and in the future is equipped with the skills they need to thrive in a rapidly changing market. That is why we provide our workforce with distinct, tailored, and role-centric learning experiences that enhance their professional portfolios and support continuous skill development. New employees are required to attend virtual corporate onboarding sessions (a total of 12 hours) and complete a self-based onboarding journey that ensures they understand SAP’s strategy, culture, structure, operations, products, and success metrics.

Our comprehensive learning approach encompasses traditional classroom training, interactive virtual courses, experiential learning opportunities, peer-to-peer knowledge sharing, and flexible, self-paced learning. In addition, we provide several specialized talent development programs, including a

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dedicated learning experience for new hires, access to certified career coaches, and a unique program to foster readiness for strategic roles.

Learning offerings that employees need to perform their work are available to everyone – including external workers, who have access to compliance training as part of their external workforce onboarding. Learning offerings targeting career development and progression are available to employees of all contract types, except external workers.

Examples of our learning portfolio at SAP include:

Audience	Offering	Purpose
New Hires	Global Onboarding Experience	An end-to-end learning experience for all new hires at SAP, starting with access to a pre-start portal prior to joining, three days of virtual live onboarding sessions upon joining, and access to a self-guided learning journey and meetups over the first 12 months. New hires also have access to a dedicated buddy to guide them with function- and role-specific onboarding.
Select Employees	Catalyst Program	The Catalyst Program is designed to build and develop a robust talent bench that is prepared to fill critical roles across strategic business areas within two years of joining the program. Catalysts are assigned to dedicated pools that offer specialized learning opportunities, such as the AI & Data Science pool, to increase their readiness to fulfil critical roles in the future.
Early Talents	Vocational Training/ Student Training and Rotational Program	The Vocational Training/Student Training and Rotational program offers students a structured training program with between three to six rotations in different teams across all Board areas to develop key skills for fulfilling immediate, mid-term, and long-term strategic business objectives. The goal of this program is to support SAP’s early talent strategy by converting highly motivated and skilled employees into headcount relevant positions.
All Employees	Career Development SharePoint	An on-demand site that provides all SAP employees with the information and resources they need to foster their career development. It includes information about self-reflection and networking, career planning and development, and the promotion and progression processes at SAP.
All Employees	Fellowship Program	Our Fellowship Program offers employees the opportunity to experience a different role in a different team for a temporary period. Fellowships are invaluable, hands-on development opportunities open to SAP employees globally.
All Employees	SAP Learning SharePoint	A one-stop-shop for all employees’ learning needs at SAP. This site leads to sources for any learning topic, including all functional learning sites (for example, development learning, sales learning, and so on).
All Employees	AI Learning SharePoint	A single-entry point for all employees that combines all AI learning resources, making it easier for employees to plan their AI skills development goals.
All Leaders	Leadership Experience	A dedicated site for all leaders at SAP with access to Leadership Journeys per level and useful information.

Please note that the table above includes only a few examples from our portfolio; it is not an exhaustive list.

Metrics on Material Topics

Learning and Training Hours

For 2024, the average number of training hours per employee13 was 28, which can be broken down to an average of 28 hours per female employee and 28 hours per male employee.

We measure employee-learning participation rates across our portfolio on an ongoing basis and continue to see very high participation. In 2024, the participation rate was 97%,14 resulting in more than 3 million learning hours15. A total of 13,025 individuals spent more than 50 hours learning.

We measure the success of our upskilling initiatives annually using the following metrics (please note this list is not exhaustive):

–	Percentage of leaders who have completed at least one relevant learning asset: 36%[16]

13 Active headcount-relevant employees only. Calculated based on FTE. This number includes formal training and mandatory and compliance training.

14 Calculated based on FTE.

15 Number includes formal training and mandatory and compliance training.

16 Leadership learning journeys, offered by Leadership Development, are a menu of offerings relevant to the business and SAP’s goals. The content in the modules supports leaders in improving their leadership capabilities, and they are free to select the content that best fits their leadership growth. This number does not include mandatory or compliance training or other training that is not offered by Leadership Development.

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–	Percentage of global senior executives who have completed relevant development offerings: 90%[17]

–	Percentage of new hires who feel a sense of belonging with their team after six months: 95%[18]

–	Percentage of Catalysts who believe that the Catalyst program offerings support their development: 75%

–	Percentage of cross-functional or cross-Board area fellowships (out of total number of fellowships): 72%[19]

–	Number of Vocational Training, Student Training and Rotational Program conversions: 482, which corresponds to a conversion rate of 71%[20]

Performance and Development

Our learning programs play a crucial role in supporting our objectives to develop and nurture talent and to fuel our progress. In addition, through our performance management approach, we aim to establish a high-performance focus by linking SAP’s business goals to the impacts of individuals and teams. Development opportunities, meaningful reward packages, and a culture of inclusion foster an environment where the full potential of every individual can be realized. It is crucial that our employees see the link between their individual contribution and SAP’s future success. At SAP, setting SMART21 performance goals and success indicators creates the foundation for employees to understand what is expected of them. Development goals support employees with their professional development and overall success. All employees are given the opportunity to review their goals, discuss feedback, and reflect on their own progress at least twice a year (midyear and at year-end) in a dedicated SAP Talk22 conversation with their manager. This ensures the employee knows how they are progressing at midyear and how they stand overall for the whole year.

In 2024, 84% of our employees had at least two SAP Talks (84% female, 85% male).23 On average, employees attended 5 SAP Talks throughout the year (female 5, male 6), accounting for an overall total of 533,952 SAP Talks held in 2024 (the expectation is for approximately 200,000 SAP Talks to take place per year).

Flexible Working at SAP

SAP’s holistic approach to flexible work actively addresses trends and developments – including the reshaping of today’s workforce, the skills shortage, and the AI revolution – to reimagine work at its core. We drive this transformation with state-of-the-art people practices and innovative workplace approaches to future-proof our organization in times of unprecedented change.

Our commitment to flexible work is the foundation for creating an engaging, inspiring, and healthy work environment at SAP. Our leading-edge framework for flexible work consists of three dimensions: flex time, flex location, and flex workspace. This framework empowers SAP employees around the world to thrive in the future of work with flexible working schedules around the requirements of our business and customers, as well as the individual needs of our people, allowing for a healthier work-life balance.

The evolved location dimension of our flexible working model supports SAP’s transformation, strengthens our shared values, and drives innovation through networking and spontaneous interactions. Since May 1, 2024 (in Germany: since June), our setup generally consists of three days a

17 Leadership learning journeys, offered by Leadership Development, are a menu of offerings relevant to the business and SAP’s goals. The content in the modules supports leaders in improving their leadership capabilities and they are free to select the content that best fits their leadership growth. This number does not include mandatory or compliance training or other training that is not offered by Leadership Development. Global senior executives include Group Executives, Senior Executives, and Board members.

18 Results are based on a survey new hires receive once they reach their sixth month at SAP. Scores are reported as favorable/unfavorable scores on the item “I feel comfortable and have a sense of belonging to my team.” The item is measured on a 5-point scale from “1 – Strongly disagree/Very unsatisfied” to “5 – Strongly agree/Very satisfied.”

19 Does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe.

20 Does not include employees at Taulia, Emarsys, Volume Integration, LeanIX, or WalkMe.

21 SMART is an acronym that stands for Specific, Measurable, Achievable, Realistic, and Timely.

22 SAP Talk is our name for regular, open conversations between an employee and their manager to discuss performance and development and to ensure that the right working conditions are in place for employee success; they also build trust by aligning on expectations, sharing feedback, and ensuring that the employee knows where they stand overall in relation to their performance and development.

23 Numbers based on a survey conducted in the second half of the year with 35,000 randomly selected employees, asking the question: “On average per year, how often do you have SAP Talks with your manager where you could discuss the progress towards your performance and/or development goals (0, 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12)?”

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week in the office or on-site with customers or partners (in December 2024, details about the hybrid work setup for Germany were still subject to further negotiation with the works councils).

Our flexible working model operates under a globally coordinated framework driven by our People & Culture Services organization, as part of the Board area People & Culture. The framework is implemented by local HR teams and management within each country, taking into consideration local labor laws and regulations. The relevant local guidelines are available to our employees and managers on our internal employee portal. Managers and employees are further enabled to adopt and follow local guidelines with targeted supporting material.

Our Actions and Targets

IRO Type	Description	Targets/Metrics
Positive impact	SAP’s work environment supports work-life balance through flexible work schedules, trust-based working hours, and hybrid work options.	There are no targets related to this positive impact.

SAP’s flexible working model empowers employees to define with their managers when, how, and where they work best, in accordance with the global guidance to work three days a week in the office or with customers/partners – subject to local labor law and social partner involvement.

This guidance applies to SAP’s entire workforce, except for employees with underlying health or neurodivergent conditions, employees with disability-related needs, and employees for whom their managers have granted a temporary exception from the three-day in-office requirement. Part-time employees may adjust their in-office days proportionally to their contractual hours.

SAP’s approach allows for flexibility in line with business requirements while ensuring that employees are spending a substantial amount of time on-site with colleagues (within and outside of their own teams).

We analyze the general office attendance trend in an anonymized way on an aggregated level (for example, per country, location, or Board area – subject to local labor law and social partner agreements and in compliance with data privacy and protection regulations). Since the implementation of SAP’s evolved hybrid work policy, we have seen a step-by-step increase toward employees being onsite at the office or with customers and partners three days a week, and we expect to keep this momentum in 2025.

SAP is committed to several additional flex work elements that empower our employees to run at their best while balancing their personal needs and business requirements and without compromising our mission to succeed. Based on local labor law and social partner involvement, the following elements of flex time are applicable to most SAP locations as permanent offerings to our employees:

–	Daily flex routine: Work start and end times may vary from established standards.

–	Scattered working hours: Working hours can be split into different segments of time based on individual needs.

–	Part-time: Employees work fewer hours than the local workplace standard.

–	Personal leave: Employees can take unpaid leave, depending on local business or social requirements, without loss of employment rights.

Additionally, SAP offers employees the opportunity to work abroad for personal reasons for up to 30 working days within any 12-month period (based on an approval process that is also contingent on compliance with local legal and tax regulations and insurance coverage).24

24 Working abroad for personal reasons is available to employees employed by an SAP entity in the following countries, which have adopted the global standard (and as far as immigration regulations in the destination country allow for it, and if their line manager agrees): Argentina, Australia, Austria, Bahrain, Belgium, Bulgaria, Brazil, Canada, Columbia, Costa Rica, Chile, China, Cyprus, Denmark, Egypt, Finland, Germany, Greece, Hong Kong, Hungary, India, Indonesia, Iraq, Ireland, Italy, Japan, Kenya, Korea, Kuwait, Luxembourg, Malaysia, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Pakistan, Philippines, Peru, Poland, Portugal, Puerto Rico, Qatar, Romania, Saudi Arabia, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, United Kingdom, Unites States, Vietnam.

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Health, Safety, and Well-Being

Our Approach and Policies

SAP has a long-term commitment to achieve sustainability by enabling people to thrive in the future of work and by reinforcing the resilience of its workforce in our highly competitive market environment. The SAP Global Health & Safety Policy is part of this commitment.

SAP Global Health & Safety Policy

This policy provides a framework that supports business processes, healthy leadership behavior, and a culture of (self-) care by addressing, integrating, and leveraging physical and mental health, physical and psychological safety, work-life balance, and overall well-being as foundational pillars. The objective is to ensure our employees’ long-term engagement, productivity, and employability, and thereby create sustainable value for our people, our organization, and our customers. This policy is also available externally as SAP’s Health & Safety Commitment Statement.

The scope of the SAP Global Health & Safety Policy is a global framework that clarifies the responsibility of SAP, its leaders of legal entities and countries, managers, and employees in ensuring a healthy working culture and a safe work environment. It applies to all businesses within SAP and to all SAP employees and leaders. It is valid at all times when working for SAP, irrespective of the working location or setup.

The head of Global Health, Safety & Well-Being is the owner of the SAP Global Health & Safety Policy. All employees of SAP are obliged to comply with this policy and are accountable for its implementation in their area of responsibility.

SAP’s Global Health & Safety Policy is an extension of our public commitment to the Human Rights Commitment Statement, the Luxembourg Declaration on Workplace Health Promotion, the ILO Declaration on Fundamental Principles and Rights at Work, and the United Nations SDGs (specifically SDG 3 “Good Health” and SDG 8 “Decent Workplaces”).

We consider the interests of our stakeholders by involving them in the review process for the SAP Global Health & Safety Policy.

The SAP Global Health & Safety Policy is available to all SAP employees through SAP’s internal employee portal. Further, since April 2024, SAP provides a global mandatory training course for all employees every two years. This course covers all aspects of the SAP Global Health & Safety Policy.

Our Actions and Targets

IRO Type	Description	Targets/Metrics
Positive impact	We promote healthy behavior and well-being for our employees through various programs and offerings.	To achieve the objectives of our policy, we have set the following targets:
Business Health Culture Index (BHCI): The BHCI for 2024 was 78%, which meets the target range of 78%–80%.¹
In 2025, the BHCI will be revised. The target range for the revised BHCI is set at 80%–82%, consistent with the ambition of the original BHCI, using the June 2024 survey as a baseline. The revised BHCI in 2024 scored at 80%.
Stress-Satisfaction Index (SSI): We achieved 74% in 2023. For 2025 through 2026, we aim to keep the SSI ratio above 70%.²
Run Healthy Program: We aim to have 100% of the workforce covered by 2027. For 2024, we achieved 37%.[3]

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Management sets and tracks targets taking historical data and expected developments into consideration, and bearing in mind the interests of our own workforce. BHCI and Run Healthy Program coverage are measured once a year. The SSI is measured at least every two years.

For more information about the methodology of the KPIs and targets, see below.

1 Historical BHCI data: 2023: 81%; 2022: 81%; 2021: 81%; 2020: 80%; 2019: 80%

2 Historical SSI data: 2023: 74%; 2022: 73%; 2021: 69%; 2020: 66%. The stress satisfaction index was measured annually from 2020 through 2023; and is intended to be measured again in 2025 at least every two years. The SSI shows that job satisfaction was equal to or higher than the perceived stress for about 74% of SAP participants in 2023. The 2023 data does not include employees at Taulia, LeanIX, or WalkMe.

3 Metric reported for the first time. No historical data available.

The Global Health, Safety & Well-Being team provides global frameworks and a comprehensive health, safety, and well-being portfolio to enable SAP’s business and organizations at all levels to run healthy and safe. At SAP, key health and safety management focus areas are: stress management, self-management, work-life balance support, personal resilience, a psychologically safe work environment, an ergonomically safe office setup, travel medicine, pandemic management, vaccinations, road safety, and general medical prevention. As an enterprise software company, SAP does not have the occupational health and safety issues associated with manufacturing or heavy-industry jobs. Most of our people have sedentary, intellectually demanding jobs in a constantly changing business environment that requires considerable flexibility and agility. SAP therefore has no global workplace accident prevention policy or management system in place. However, local workplace accident prevention programs exist in several SAP locations around the globe. Typical health and safety management topics at SAP include ergonomic and safe workplaces, stress management, self-management, work-life balance, travel medicine, and general medical prevention. Employees have access to related services and enablement resources, and are informed about them in SAP’s internal employee portal, monthly newsletters, live information sessions, and campaigns. They can also reach out to the SAP Health team directly. In addition, SAP offers Web-based tools such as the SAP Health Navigator, which guides employees to health offerings and tips according to their individual needs.

Key global health programs include:

–	The Employee Assistance Program, which offers 24x7, around-the-clock emotional support and practical advice for all of life’s challenges for 100% of SAP employees and their immediate family members.

–	The Mental Health Initiative, which offers monthly global sessions (such as mental health training for employees and managers) and expert consulting.

–	The Mental Health First-Aider Program, which aims to have global reach and has already been launched in pilot countries.

–	Ergonomics training, consulting, and sessions with a global reach.

–	Activity offerings such as the Fit@SAP challenge platform, micro breaks with Breakthru, live sessions, and self-paced resources to foster physical activity are accessible to all employees globally. These are complemented by sports courses and facilities in several locations around the world.

SAP provides employees with a range of feedback opportunities (for example, regular employee surveys and the continuous Health Feedback Survey). We encourage our people to get involved and to help shape and improve SAP’s caring culture and working conditions by “telling it like it is,” which helps us improve where we need to. SAP conducts annual health risk assessments on a global level, with reporting at all manager levels, through regular employee surveys, the BHCI, and the Stress-Satisfaction Index (SSI). The BHCI reflects the extent to which SAP provides employees with a working environment that promotes health, supports their long-term employability, and fosters active engagement in achieving corporate goals. In 2025, the BHCI will be revised. In addition to its existing focus on leadership, engagement, and team culture, the revised BHCI will update one item in the Health & Well-Being section and include Diversity & Inclusion as a new topic. This revision means that the BHCI will then be a cross-sectional index that holistically captures employee experience at SAP across key themes, reinforcing its role as a strong indicator of a healthy work environment. The BHCI is calculated based on the results of our #Unfiltered survey. The SSI, meanwhile, reveals the relationship

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between job satisfaction and perceived stress. In 2023, job satisfaction was equal to or higher than perceived stress for about 74% of SAP’s workforce. These measures provide SAP with continuous insights that enable us, and particularly our Global Health, Safety & Well-Being organization, together with its strong partners in Human Resources, Real Estate & Facilities, Occupational Safety, and Physical Security, to enforce and adjust our initiatives and counteract adverse developments as needed.

The prevention and mitigation of occupational health and safety impacts is supported by SAP’s dedicated crisis management and business continuity frameworks that support all SAP employees worldwide in global, regional, and local crisis situations. To safeguard our people on business travels, SAP offers medical and security assistance through its Travel Assistance Program.

SAP utilizes the enablement capabilities of global internal multiplier networks such as the Health Ambassador Network, as well as external training and certification, to ensure health and safety competence across the organization.

Safeguarding the mental health of all our employees is key to SAP’s ability to provide innovative solutions for our customers. SAP has a long tradition of acting against stigmatization and of applying the Employee Care Cycle, which covers prevention, early detection, case management, and re-integration. In addition, the SSI serves as an early-watch KPI, which SAP monitors to measure resilience on an individual level and to determine courses of action on individual and organizational levels. In 2023, we conducted a hybrid-work-related risk assessment to identify potential health risks inherent in a hybrid work model. A Country Health Dashboard (available for countries with at least 50 employees) supports the identification of health risks at country level.

We also leverage digital solutions (such as SAP Health Navigator) to guide SAP’s people to relevant health content by considering their individual needs and location, and to gather their feedback to drive the highest standards of quality – just as we do with the permanent Health Feedback Survey for all our health and well-being offerings.

SAP has developed an internal health and safety management system built on the ILO Occupational Health and Safety standards. It includes self-assessment by a cross-functional council to evaluate health, safety, and well-being conditions at the Company and, based on recommended measures, to drive tailor-made and effective local programs and initiatives to ensure that health and safety targets are met.

SAP’s health and safety management system, “Run Healthy,” is based on ILO standards and is executed at local level by a local health and safety management council, which meets at least once a year and consists of a council lead, different line-of-business representatives (such as from our HR, Facilities, and Health departments), and an employee representative. The program currently covers 37% of the workforce (as of December 2024; Health Dashboard). SAP is aiming for global reach and is expanding the program step by step. Its goal is to have 100% of the workforce covered by 2027.

Data Protection and Privacy

IRO Type	Description	Targets/Metrics
Negative impact	Employees’ individual rights could be violated if their personal data is lost or if data protection and privacy laws are breached.	For more information about targets and metrics, see the Security, Cloud Compliance, Data Protection and Privacy section.

SAP is committed to data protection and respects the rights of individuals. Data protection has therefore always been a priority for SAP. However, individual data protection incidents may occur and could potentially have a negative impact on employees. Every employee could be subject to these potential negative effects, regardless of their attributes. The introduction and continuous monitoring of compliance measures – in particular regular training courses to raise employee awareness – and the implementation of preventive measures are essential to ensuring that our employees’ rights are protected when their personal data is processed.

For more information about policies and actions related to this negative impact, see the Security, Cloud Compliance, and Data Protection and Privacy section.

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Workers in the Value Chain

In this section, we disclose information about SAP’s material IROs related to workers in the value chain. The material IROs with the identifiers S2-1 to S2-8 can be found in the IRO table in the Double Materiality Assessment section. For further information about policies, actions, metrics, and targets related to privacy standards, see the Security, Cloud Compliance, and Data Protection and Privacy section.

SAP prioritizes material negative impacts in line with current regulation. For more information, see the Human Rights section.

Our Approach and Policies

Our commitment to respecting and advancing human rights across our operations, extended supply chain, and product lifecycle is grounded in UNGPs. For more information, see the Human Rights section.

In our interactions with customers, suppliers, and partners across the entire value chain, we follow and implement our Global Code of Ethics and Business Conduct for Employees. For more information, see the Business Conduct section.

Our procurement practices and business relationships are informed by these principles, and we expect our suppliers and partners to uphold human rights. Compliance with our Supplier Code of Conduct is the basis for our business with suppliers and an integral part of our supplier qualification, onboarding, and risk management process. Similarly, compliance with our Partner Code of Conduct is central to our partner onboarding and due diligence process. By leveraging our systems, processes, and business network, our Global Procurement Organization (GPO) embeds sustainable principles in our own actions and decisions.

Understanding of Potentially Affected Value Chain Workers

Our operations, supply chain, products, and business relationships may affect workers in the value chain.

SAP does not manufacture any physical products. However, for the purposes of running our daily operations in our offices and data centers, we buy products and services from across the globe. We assess the potential impacts of these purchases on the following groups of value chain workers:

–	Upstream tier 2 to tier n, meaning any indirect suppliers that we do not have a contractual relationship with but whose goods or services are relevant for our business activities. Here we assess, for example, the impact from activities related to the manufacture of the hardware we use.

–	Upstream tier 1, meaning direct suppliers with whom we have a contractual relationship. Our direct business relationships include workers in the service industry, some of whom, such as IT support and facility management staff, work on SAP’s premises.

–	Downstream tier 1, meaning our partners who sell SAP solutions to our customers, or who service or run our solutions for them, employ knowledge workers.

For information about other potential downstream impacts of our solutions, see the Security, Cloud Compliance, and Data Protection and Privacy and Responsible AI sections.

These groups of value chain workers were identified in an internal assessment that also looked at whether there are any workers who are potentially particularly vulnerable to negative impacts. We assume that, specifically in our indirect value chain, there could be vulnerable groups, including labor unionists, migrant and seasonal workers, informal workers, women, young workers, and workers with disabilities.

While child, forced or compulsory labor among workers in SAP’s value chain are identified as material potential impacts based on SAP’s DMA methodology, we have not identified any specific countries or commodities with significant risk of child, forced or compulsory labor among workers in SAP's value chain.

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For more information about our risk assessment methodology, see the Our Approach to Human Rights Due Diligence section.

For more information about our DMA and the approach we use to value impact, see the Double Materiality Assessment section.

SAP Supplier Code of Conduct

Based on best practices that reflect global human rights and labor standards, the SAP Supplier Code of Conduct aims to address material impacts, risks, and opportunities related to workers in SAP’s upstream value chain. As well as general provisions on legal compliance, the Code sets out specific provisions on labor standards, human rights and environmental standards, health and safety, and diversity and inclusion. Our GPO, specifically our chief procurement officer, is responsible for implementing the Code, which applies to our tier 1 upstream value chain across our operations globally, that is, contractors, consultants, suppliers, vendors, and agents. We expect tier 1 suppliers to cascade the requirements down their supply chain as appropriate.

The SAP Supplier Code of Conduct forms an integral part of our standard supplier contracts and our General Terms and Conditions. While the supplier registration process helps make potential suppliers aware of the code, incorporating it by reference into our General Terms and Conditions helps to enforce compliance among our suppliers. We reference the Code in all of our purchase orders and it is also available on our website.

To ensure that our supplier network complies with the latest standards, we review and update the Code regularly. The most recent version was published in 2024. This practice reinforces the message to our suppliers about the value SAP places on adherence to the Code.

SAP Partner Code of Conduct

All transactions with business partners must comply with the SAP Partner Code of Conduct. It sets out the expectations we have of our partners, including that they adhere to SAP’s principles of business conduct; observe human rights, meet labor and health and safety standards, and have compliance management systems in place.

The Code applies to all members of the SAP ecosystem, that is to all partners who collaborate with SAP or who are members of any of SAP’s partner programs.

SAP’s chief partner officer and the global head of third-party compliance are the owners of the Code and responsible for its implementation.

The Code is available on our designated partner portal. All our correspondence with our partners includes references to it. It is also available on our website for the benefit of our partners’ employees, further ensuring its widespread visibility and accessibility.

To certify their adherence to the Code, we require certain partners to undergo a comprehensive due diligence process related to bribery and corruption matters every three to five years. To reinforce the importance of compliance with the Code, we conduct antibribery and anticorruption training every two years.

Our Actions and Targets

Processes for Engaging with Value Chain Workers

SAP is actively engaged in several collaborative efforts, such as the Business for Social Responsibility’s (BSR) Human Rights Working Group and the human rights and value chain cluster set up by econsense, the sustainability network of German business.

SAP consults with external sustainability and AI ethics advisory panels consisting of experts from academia, industry, and civil society for advice on generating positive social impact and mitigating human rights risks.

SAP does not at present have a process in place for directly engaging workers in the value chain or their representatives. Once the EU Corporate Sustainability Due Diligence Directive has been transposed into national law, SAP will draft a rightsholder engagement concept, which will include individuals who may be particularly vulnerable.

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Complaints Handling Mechanism

SAP is committed to addressing any negative impacts it causes or contributes to with respect to workers in the value chain. As described in our Global Human Rights Commitment Statement, we are committed to working with our suppliers and business partners and, through constructive dialogue, we seek to leverage our influence to end any violations. If there is no improvement, we reserve the right to suspend our business with the party concerned or, as a last resort, to terminate it altogether.

SAP has established a complaints management and investigations procedure as described in the Complaints Management and Investigations section.

Workers in the value chain can raise their concerns through Speak Out at SAP. We offer this channel to any interested party through our website. We communicate its availability to our suppliers through our Supplier Code of Conduct and SAP Supplier Portal. SAP Partner Portal also advises partners about Speak Out at SAP. We are currently updating our Partner Code of Conduct to include a reference to our confidential reporting channel, and we plan to release the updated version in 2025. For more information, see the Speak Out at SAP section.

With regard to potential human rights concerns and incidents involving our upstream and downstream value chain workers, one grievance was noted in 2024, but it was not identified as severe.

Prevention, Mitigation, and Remediation

Under our risk assessment and prioritization process, which is described in the Human Rights section, we also prioritize actions to address negative impacts on value chain workers.

We put in place preventive measures to address potential risks and impacts. Where we are unable to eliminate a risk entirely, we plan to employ strategies to lessen its effect. Such measures include:

Contractual assurance: Our Supplier and Partner Codes of Conduct1,2 are usually part of the contractual arrangements with direct suppliers and partners, and are therefore the basis for all subsequent preventive and remediation measures.

Supplier selection: The GPO strengthens our supplier qualification process to increase visibility over vendors, improve engagement, and select vendors based on their environmental and human rights performance.

Enablement of procurement personnel: Based on the results of our impact assessment, we piloted internal GPO workshops in 2024 to assess identified impacts on value chain workers and to develop actions to address those impacts for specific procurement categories. These workshops gave procurement staff a better understanding of the identified impacts and provided an opportunity for them to discuss how to improve procurement practices.

We also provide regular voluntary and mandatory training to procurement staff on the human rights issues that are most relevant to SAP, and an information video is available online to all employees to increase awareness of our policies, procedures, and grievance mechanism, and of our impact on human rights.

Collaborative action: We are evaluating which industry initiatives and procurement strategies might be suitable for addressing risk. One of the topics that we evaluate in this context is that of a decent living wage. Suppliers not paying their employees a decent living wage is a material potential negative impact. In this context, SAP conducted an analysis to identify areas that require greater attention and discussed the findings with the relevant internal teams to define further action.

Providing remedy: We recognize that, even with the prevention and mitigation measures we have in place, there still might be negative impacts on workers in our value chain. To address them, we implemented the Complaints Handling Mechanism (including the Speak Out at SAP confidential reporting channel) described above to encourage our value chain workers to raise their concerns. This mechanism helps us identify and resolve issues, and remedy any existing harm.

SAP is investigating how to best assess the effectiveness of our policies, actions, and remedy.

1 Our Supplier Code of Conduct did not apply to WalkMe, LeanIX, or Volume Integration.

2 Our Partner Code of Conduct did not apply to WalkMe or Volume Integration.

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Resources to Manage IROs

At SAP, the management of impacts and risks relating to our value chain workers is a collective effort coordinated across the departments listed below, each of which has a direct role in driving these initiatives. However, a large number of employees outside these departments also contribute indirectly to the management of value chain worker impacts and risks through their day-to-day work and decision-making.

GPO and Global Finance Success (GFS) focus on risk analysis of direct suppliers, with the support of specialist expertise from external partners.

Within the Sustainability department, the Human Rights Office is responsible for adherence to the United Nations Guiding Principles and for monitoring compliance with the German Supply Chain Act.

GR&AS employees are responsible for recording and analyzing sustainability risks (including human rights and environmentally relevant risks). They work with risk managers in specific countries to gain input about local circumstances.

Global Legal provides advice on how to interpret legal requirements such as the German Supply Chain Act.

Complaints raised through our internal grievance process are addressed by appropriate organizations at SAP, such as the Office of Ethics and Compliance (OEC), People Compliance, and Corporate Security Investigations.

SAP manages actual and potential impacts in accordance with legal requirements, such as the German Supply Chain Act, and, presumably from 2027, the EU’s Corporate Sustainability Due Diligence Directive. We will set targets to address material impacts on value chain workers in line with the prioritized risks described in the Human Rights section.

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Security, Cloud Compliance, and Data Protection and Privacy

In this section, we disclose information about SAP’s material IROs related to our entity-specific topic of Security, Cloud Compliance, and Data Protection and Privacy. The material IROs with the identifiers SP-1 to SP-7 can be found in the IRO table in the Double Materiality Assessment section. Unlike IROs SP-1 to SP-6, which are addressed in this section, IRO SP-7, which covers responsible marketing practices, is addressed in the Incorporation by Reference section of our Appendix .

Our Approach and Policies

We strive to protect the rights of data subjects and meet applicable local requirements in both our product and service portfolios. Our approach to data protection, privacy, and security aligns with our overarching business strategy and supports our aim of strengthening SAP’s reputation as a sustainable and trustworthy partner in the market.

Everyone has the right to have their personal data protected. For more information about SAP’s commitment to respecting human rights, see the Human Rights section.

We address and manage the material IROs outlined above by establishing policies and frameworks, implementing them throughout the organization, monitoring compliance, and maintaining a clear chain of responsibility to promote accountability at every level.

To further enhance our commitment to security and compliance, security considerations are integrated into every stage of the software development lifecycle. We utilize various methodologies, guidelines, processes, and tools to address and adapt effectively to evolving cybersecurity threats.

These safeguards were designed and implemented to protect the fundamental rights of everyone whose data is processed by SAP, and of those who use SAP’s products, including customers, suppliers, partners, prospects, employees, and applicants.

SAP Global Security Policy Framework

The SAP Global Security Policy Framework is a layered structure of documents consisting of the SAP Global Security Policy and of security standards, procedures, and good practices that define the objectives, values, minimum requirements, and obligations we follow to protect SAP against security threats.

-	The SAP Global Security Policy[1] is a high-level security document aligned with SAP’s overall strategy and vision to maintain the highest level of security. It defines management intent, expectations, direction, and a responsibility matrix.

-	SAP Security Standards, owned by central service leaders in SAP Global Security and Cloud Compliance (SGSC) define the minimum security requirements for numerous domains, including risk management, asset management, information classification, physical security, threat detection, and vulnerability management. Requirements are regularly reviewed to ensure they are appropriate, adequate, and effective.

-	SAP Security Procedures set out detailed steps for implementing and operationalizing the security standard requirements.

-	SAP Security Good Practices are checklists designed to simplify the implementation process.

1 The policy was not extended to the acquired companies Taulia or WalkMe.

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The objectives of the SAP Global Security Policy Framework are to:

–	Preserve the confidentiality, integrity, and availability of SAP information and of information entrusted to SAP

–	Protect all SAP assets from internal and external threats, deliberate or accidental, based on a risk assessment

–	Fulfill the legal, regulatory, operational, and contractual requirements of SAP

The SAP Executive Board is responsible for SAP’s security strategy and endorses the Global Security Policy. The Chief Security Officer and Chief Security Compliance and Risk Officer oversee the policy, ensuring its definition, implementation, monitoring, and development in line with industry standards. Business Information Security Officers (BISOs) lead the security strategy in their respective lines of business and ensure adherence to the policy. All SAP employees and external workers must familiarize themselves with the policy and complete security awareness training. The Global Security Policy Framework is published internally, with regular updates communicated to key stakeholders.

SAP Global Data Protection and Privacy Policy

The SAP Global Data Protection and Privacy Policy1 sets a Group-wide governance standard and creates a structure for the handling of personal data in accordance with data protection and privacy requirements. Where applicable, it references the SAP Global Artificial Intelligence (AI) Ethics Policy, which reflects the guiding principles of the International Bill of Human Rights.

The SAP Global Data Protection and Privacy Policy sets out:

–	The rules and principles for the processing of personal data in the SAP Group. The rules also apply to the personal data of customers, partners, and other third parties to ensure compliance with applicable data protection and privacy laws.

–	Responsibilities within the organization for the processing of personal data

–	Guidelines for the organizational execution of data protection and privacy principles

The SAP Global Data Protection and Privacy Policy applies to all SAP Group companies and is rolled out to all SAP employees globally by Data Protection and Privacy. All SAP employees and other individuals working on behalf of SAP are obligated to familiarize themselves with this policy and other internal policies governing the handling of personal data. They must commit to keep personal data confidential and not to collect, process, or use personal data without authorization.

The global Data Protection Officer (DPO) is responsible for monitoring compliance with data protection laws and regularly reports to the CFO, who is the Executive Board member responsible for data protection compliance matters and the enforcement of data protection and privacy. The DPO is responsible for the SAP Global Data Protection and Privacy Policy, which addresses SAP’s data protection governance, and regularly reports to the CFO on data protection compliance in the SAP Group. To ensure consistent security and data protection compliance, SAP has implemented a formal governance model that assigns clear responsibilities across the SAP Group.

Management plays a critical role in establishing data protection requirements and business processes to ensure compliance with applicable data protection and privacy laws. To implement data privacy requirements effectively, management can delegate these responsibilities to various levels of management in the organization. In accordance with these principles, the individual global SAP lines of business (LoBs) have a mandate to implement data privacy requirements within their area of responsibility.

At local level, operational responsibility for compliance is transferred to the local CFOs, who are supported by a network of local Data Protection and Privacy Coordinators (DPPCs). Unless one has already been appointed by the Data Protection and Privacy team (DPP), each CFO must appoint a local Data Protection and Privacy Coordinator (DPPC), who conducts audits to ensure compliance with

1 The policy was not extended to the acquired companies Taulia or WalkMe.

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regulations. The CFO is also tasked with facilitating these audits and implementing the measures necessary to address compliance gaps.

Our Actions and Targets

Processes for Engaging with Stakeholders

SAP provides users with various external and internal channels to access information about security, privacy, and cloud compliance, and to report security-related incidents. Examples of these channels are listed below.

Audience	Channel	Description
Customers, partners, and suppliers	SAP Trust Center	A central, market-facing website where customers and prospects can initiate requests and access information about security, privacy, and compliance for cloud services and on-premise software
Customers and partners	My Trust Center	A password-protected extension of SAP Trust Center that gives customers and partners access to specific tools, information, and resources for their environments. SAP provides regular updates to registered users on, for example, changes to policies, frameworks, and sub-processors
Employees, customers, partners, and end-users	SAP Help Portal	Provides the latest self-service information on product maintenance, onboarding, and support-related news
Customers and partners	SAP for Me Portal and Security Notes	A central access point for customers, with personalized alerts, metrics, and information about SAP products, including a list of security notes
SAP users and employees	SAP Community	A forum open to SAP users to share knowledge, connect, and get help with SAP products, services, and technology
Customers, partners, and end-users	SAP HotNews	Information from SAP experts about action items and patches to help resolve and prevent security problems involving SAP systems
Employees, customers, and partners	SAP Global Security Incident Management Tool	A tool for customers to report security incidents to experts, and a form to report website and product vulnerabilities

In addition to offering the internal channels outlined above, SAP also engages with external stakeholders, including customers, users, and government agencies, to proactively gather feedback. In sessions carried out in multiple organizations across different Board areas, we collect feedback, assess it to set or adjust targets and determine the action we need to take, and keep stakeholders informed about initiatives that address their concerns.

Addressing Material Impacts

To address the negative impacts and risks, SAP takes preventive measures and mitigation and remediation actions. Preventive measures are put in place on multiple levels and include embedding security considerations in the product lifecycle, offering training and content on data privacy, publishing security information through the various channels set out above, and providing consultation and training on data privacy and security topics. To mitigate and remediate risk, SAP operates an incident management tool for incident reporting so that it can take appropriate steps to address incidents, as outlined in the policy.

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The table below contains continuous preventive, mitigation, and remedial actions.

Action	Description	Objective	Metric/Target/Measure of Policy Effectiveness
SAP’s cyberthreat intelligence initiatives and operations	An advanced initiative designed to proactively manage cybersecurity threats. It integrates various cybersecurity services, incorporates event, incident, threat, and vulnerability management, and ensures 24/7 security monitoring. Security incidents are handled through a structured incident management process aligned with ISO/IEC 27035 principles.	To enable SAP to promptly identify, assess, and address potential security threats and disruptions to minimize adverse impacts on business operations.	Due to the confidential nature of these KPIs, they cannot be disclosed.
Managing customer-reported incidents and data subject requests involves cooperation with customers and regulatory authorities. Customers can submit security incidents through Customer Support, and SAP then works with the data subjects or relevant regulatory bodies. SAP provides functionality for customers to correct or remove personal data from cloud services or restrict its processing in alignment with data protection law. If such functionality is not available, SAP acts on the customer's instructions and legal requirements.
SAP Security Risk Management	SAP Security Risk Management is a critical process that involves identifying, assessing, prioritizing, and addressing risks to SAP, and facilitating qualitative and quantitative analysis methods. Its primary goal is to minimize, monitor, and control the impact of uncertain events or outcomes. In this process, risk managers and business units collaborate to ensure that all of SAP is covered and that the individual subject-matter experts are involved.	To create a risk culture and processes that enable us to identify, assess, and address risks in a structured and proactive manner so that we can achieve our objectives, comply with legal and regulatory requirements, protect assets, and create value for our stakeholders.	Annual ISO 27001 recertification. Seven LoBs were identified for a pilot and successfully onboarded to the process, with more LoBs planned in 2025[1].
Development Quality Management System (QMS)	The Development Quality Management System (QMS) guides product development to ensure high-quality products, services, and adherence to corporate standards. Our ISO 9001 certification demonstrates our commitment to quality and customer satisfaction. Development QMS applies globally and promotes best practices, thorough documentation control, continuous improvement, and leadership commitment. QMS activities focus primarily on customers but extend to all users of our products and services that come under this system.	To develop high-quality products and services that meet corporate standards and customer expectations.	Recertification and continuous adherence to standards. The most recent surveillance audit was in 2024, and the certificate is valid until the end of October 2025.
Integrated Information Security Management System (IISMS)	Our Integrated Information Security Management System (IISMS) and framework, which are based on international standards, ensure consistent, secure services that meet customer and regulatory requirements. The framework integrates principles of information security, quality management, business continuity, as set out in our Security Policy, Security Standards, Quality Policy, and Business Continuity Management Standards. The IISMS applies company-wide and involves other groups at SAP to ensure enterprise-wide adoption and mitigate operational risk. Certifications such as ISO 9001:2015, ISO 27001:2013, ISO 27017:2015, ISO 27018:2019, and ISO 22301:2019 attest to our commitment to high quality, security, and business continuity for the delivery of critical solutions and services.	To deliver consistent, secure, and high-quality services that align with customer expectations and meet regulatory requirements.	Recertification and continuous adherence to standards.

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Action	Description	Objective	Metric/Target/Measure of Policy Effectiveness
Compliance with industry standards and regulations

To ensure effective implementation of the SAP Cybersecurity Framework we:

- Provide our cloud and IT units with operational controls that are monitored and tested for design and operational effectiveness

- Have established an independent internal audit function that reports the audit planning and audit results to the board of directors (the SAP Executive Board) on a regular basis

- Engage external internationally accredited auditors to regularly assess the design and operational effectiveness of the Framework

- Offer service organization control (SOC) reports – such as SOC 1 Type II/ISAE 3402 and SOC 2 Type II/ISAE 3000 for our cloud services, issued by external internationally accredited auditors

- Publish certificates attesting to our compliance with international standards, such as ISO 9001, ISO 27001, ISO 27017, ISO 27018, ISO 22301, and BS 10012

- Offer further industry-specific and regional compliance attestations, certifications, and reports on SAP Trust Center.

		To adhere to industry and international standards on information security and data protection as part of a proactive approach to managing risk and maintaining operational integrity for the benefit of everyone who uses our systems.	Recertification and continuous adherence to international standards. Details can be found on SAP Trust Center.
Data Protection Management System (DPMS)

Framework that brings together activities, tools, and methodologies to help the business achieve specific data protection and privacy goals and compliance with applicable data protection and privacy requirements.

The framework is continuously being improved to increase our data protection compliance level based on the annual recertification of DPMS by the British Standards Institute (BSI).

SAP is audited by BSI annually and has been awarded certifications according to BS 10012 since 2011. The most recent certification is valid until the end of 2025. The certificate can be found on SAP Trust Center.

		To provide guidance to all employees on meeting data protection requirements across SAP and to ensure a robust approach to data privacy compliance.	The system is audited annually by internal and external auditors. Internal audits are regularly assessed by an external certification body and according to the applicable industry standard.
Records of processing activities	SAP monitors compliance with data protection procedures across SAP and maintains a record of processing activities (in a procedure enrollment tool) involving different categories of personal data (applicants, customers, employees, partners/suppliers, and other data subjects). These records contain general information about the procedure according to defined criteria that are necessary to meet proper documentation. The records are reportable and regularly reviewed.	To fulfil transparency and documentation requirements related to processing activities across SAP.	The Data Protection and Privacy team is able to report on the procedures.
SAP Third-Party Risk Management Process	A process that follows SAP’s own quality standards and international regulations, which require the careful selection and monitoring of subprocessors who handle personal data on behalf of SAP and SAP’s customers.	To ensure that all subprocessors meet the necessary data protection and security requirements for the processing of personal data, thereby safeguarding the interests of SAP, its customers, partners, employees, and end users.	Any supplier who has access to SAP data or SAP customer data must complete the SAP Third-Party Risk Management process.
Data processing contracts	Data processing contracts are concluded in the processing chain and involve customers and service providers engaged in further processing of data to ensure compliance with the SAP Data Protection and Privacy policy. Data processing contracts are available on SAP Trust Center.	To ensure that all parties involved in the data processing chain adhere to established data protection standards, thereby safeguarding compliance and enhancing data security.	Any customer or supplier who indicates that they process personal data must conclude a data processing contract.

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Action	Description	Objective	Metric/Target/Measure of Policy Effectiveness
Data subject rights request process	The data subject rights request process is managed across lines of business and helps customers, employees, and end users exercise their right to receive information about how their personal data is processed, where legally applicable. This process ensures that the rights of data subjects under the applicable data protection laws are upheld, and that all necessary information is easily accessible on SAP’s websites and through other sources. The process is validated as part of the DPMS audit carried out by BSI.	To empower customers and end users to exercise their data subject rights and to ensure transparency on and compliance with data protection regulations.	We assess the number of requests submitted in our ticketing system[2]; this number increased 200% from 2023 to 2024.
Global data protection and privacy training	Global data protection and privacy training is mandatory for SAP employees. It is conducted every two years, most recently in 2023. New hires are required to complete the training when they join the Company. The training is validated as part of the DPMS audit carried out by BSI.	To ensure that all SAP employees have the necessary level of knowledge about data protection so that our workforce can handle personal data with due care and in accordance with the law, and therefore comply with data protection requirements in its daily work.

We aim for completion rates of above 95% for our global data protection and privacy training[3]. Completion is tracked in the online training system.

For the 2023 training, which ended in February 2024, the course completion rate was 97.66%. The completion rate for new hires in 2024 was 94.71%.

Security compliance training

Security compliance training comprises five different sets of online courses that are held annually, with extra sessions for new hires and employees who are changing roles.

The courses are tailored to different roles as follows:

The Information Security Fundamentals course is for all employees.

The Practicing Secure Software Development and Supporting Secure Software Development courses are for developers and people in developer-adjacent roles, such as product managers.

The Executive Management Security and Compliance Training course is aimed at executive roles.

The Executive Support Security and Compliance training is designed for executive support roles, such as executive assistants and management support specialists.

Course content and completion is validated by BDO as part of an assurance process that is separate from that for the Group Sustainability Statement.

Ensure compliance with regulatory requirements for security awareness and training, specifically related to security protocols and cloud compliance.

We aim for 95% completion rates for the below trainings. In 2024, we achieved the following completion rates:

Information Security Fundamentals[3] training, which is due to be completed in 2025: 69.54%; 76.56% for new hires

Practicing Secure Software Development[3]: 97.37%; 89.82% for new hires

Supporting Secure Software Development[3]: 91.49%; 83.03% for new hires

Executive Management Security and Compliance Training[4]: 86.93%

Executive Support Security and Compliance Training[4]: 92.88%

Completion is tracked in the online training system.

Phishing awareness campaign	SAP holds a phishing awareness campaign at least three times a year that targets all SAP employees. The campaign simulates phishing attacks, and features different tactics each time, with targeted training provided to employees identified as more susceptible to such attacks.	Minimize the risk of security breaches and data compromises by training employees to recognize and report phishing attempts effectively, which supports the objective of the SAP Global Security Policy Framework of protecting all SAP assets from deliberate or accidental internal or external threats.	For security reasons, KPIs cannot be disclosed.

1 This number excludes Taulia, Emarsys, WalkMe, LeanIX, and Volume Integration

2 This process does not include the acquired companies Taulia, Emarsys, WalkMe, LeanIX, or Volume Integration

3 This training was not extended to the acquired companies Taulia, WalkMe, or Volume Integration

4 This training was not extended to the acquired companies Taulia, Emarsys, WalkMe, LeanIX, or Volume Integration

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Resources to Manage IROs

To manage associated impacts, risks, and opportunities effectively, SAP has made significant investments in dedicated resources. Our teams include approximately 775 professionals across SAP Global Security and Cloud Compliance organization focused on security and cloud compliance, and over 100 experts and dedicated data protection and privacy coordinators. We will continue to invest in this area and expect to strengthen our teams further in 2025.

This investment in resources reflects our commitment to safeguarding sensitive data, ensuring compliance with industry standards and regulatory requirements, and maintaining the trust of our customers and stakeholders.

Metrics on Material Topics

The policies and initiatives described above are aimed at reducing negative impacts and advancing positive impacts on security, privacy, and data protection, all of which ultimately influence customer satisfaction. To assess overall customer satisfaction, SAP uses the Customer Net Promoter Score (NPS) metric, which is validated as part of the regular financial audit carried out by BDO. For details about the customer NPS see the Incorporation by Reference section of our Appendix .

Separately from the NPS, which primarily focuses on our customers, we also continuously monitor data protection incidents in accordance with the GDPR, data breach notifications, and our overall security posture to assess wider impacts.

In 2024, there were nine notifiable data protection incidents under the GDPR for data that SAP processes for its own purposes and one notifiable data protection incident under the Singapore Personal Data Protection Act and related regulations and guidelines for data that SAP processes for its own purposes. All ten incidents were reported to the relevant supervisory authorities.

SAP’s overall security posture is the primary indicator defined by SAP and based on industry best practices, by which we assess our security. We measure our posture using a combination of strategic metrics, some of which are not disclosed here due to confidentiality reasons. In addition, we use strategic security initiatives to continuously improve our security posture and to address the security risks we identify. The Executive Board receives regular updates on the security posture, including the strategic metrics and on the progress of the strategic initiatives. In 2024, our strategic metrics followed a positive trend that led to an overall improvement in our security posture.

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Responsible AI

In this section, we disclose information about SAP’s material IROs related to our entity-specific topics. The material IROs with the identifiers AI-1 to AI-3 can be found in the IRO table in the Double Materiality Assessment section.

Our Approach and Policies

At SAP, we believe that AI has great potential to create opportunities for businesses, governments, and societies. However, for people to trust in AI, the development, deployment, use, and sale of AI systems must be governed by clear ethical rules. To ensure adherence and accountability, our implementation of AI systems is built on three core principles: relevance, reliability, and responsibility.

Foundational to our approach to AI ethics is our commitment (through our Global Human Rights Commitment Statement) to uphold and support the Universal Declaration of Human Rights. This commitment includes prohibiting discrimination and harassment that is based on personal factors such as race, ethnicity, religion, age, gender, and more. For more information about our Human Rights commitment statement, see the Human Rights section.

In 2024, SAP sharpened its focus on strategic growth areas, especially the accelerated development and implementation of SAP Business AI, which is a core component of our strategy. At the SAP Sapphire conference in June 2024, we showcased the use of AI in various products. For more information about SAP solutions with implemented AI, see the Our Product Strategy section in our Combined Management Report.

Understanding of Potentially Affected Stakeholders

Responsible AI matters are relevant to every end-user of SAP solutions with embedded AI systems and any individual affected by them. Examples include our own employees and customers (including their employees), and the customers and users of our customers.

Our opportunity is highly dependent on our customers and other stakeholders and is directly linked to the positive impact that SAP creates by making AI relevant, reliable, and responsible. To pursue this positive impact, we develop, deploy, use, and sell AI systems accordingly. SAP has established a robust governance framework to build AI on global ethical principles, adopted from UNESCO’s1 recommendation on ethics of AI, and privacy standards. This development and deployment follow the policies and actions described further on in this section. For more information about SAP Business AI, see the Our Product Strategy section in our Combined Management Report.

There is an inherent potential of negative impact on human rights (for example, discrimination) of consumers, end-users, and affected individuals. This understanding is based on external market research. However, this impact is associated with a minimum number of high-risk use cases.

Global AI Ethics Policy

SAP’s Global AI Ethics Policy helps ensure that our AI systems are developed, deployed, used, and sold in line with the ethical and trustworthiness standards laid out in our guiding principles. The policy applies to SAP and its employees worldwide, and all our relevant subsidiaries2 must comply with it. It may also be used to provide guidance and counsel to our customers, suppliers, and partners.

Our AI Ethics Handbook serves as a practical and accessible resource for SAP and its partners involved in the development and deployment of AI solutions at our Company. It provides clear guidance on how to implement SAP Business AI features and solutions that align with our AI Ethics Policy.

In 2024, we updated our policy and handbook to adhere to UNESCO recommendations on AI ethics. As such, our policy is now guided by several international standards.

The policy’s guiding principles listed below steer the development and deployment of our AI solutions:

1 United Nations Educational, Scientific and Cultural Organization

2 The policy does not apply to Taulia, Volume Integration, LeanIX, or WalkMe.

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1) Proportionality and do not harm 2) Safety and security 3) Fairness and non-discrimination 4) Sustainability 5) Right to privacy and data protection	6) Human oversight and determination 7) Transparency and explainability 8) Responsibility and accountability 9) Awareness and literacy 10) Multistakeholder and adoptive governance

In ensuring the rights of our customers to own and manage their own data, we may have limited knowledge of how they ultimately use our AI products and services. SAP endeavors to educate and advise its customers and partners based on the principles in this policy, recognizing that specific use-case responsibility lies with the customer or partner, acting in good faith in accordance with local laws and regulations. SAP may issue specific terms and conditions for the acceptable use of AI systems that are binding to customers.

Grounded in our commitment to respecting human rights, SAP’s Artificial Intelligence (AI) Ethics Steering Committee guides our internal efforts to implement and enforce AI ethics in our operations, solutions, and policies. Under the stewardship of the global head of sustainability, the committee comprises SAP executives from all Executive Board areas and relevant LoBs, who provide supervision on topics relevant to guiding and implementing AI ethics.

Within SAP, accountability for the impacts of AI rests with the Executive Board. Acting on behalf of the Executive Board, the committee provides long-term strategic direction regarding AI ethics at SAP, advancing our commitment to the ethical and responsible use of AI. One of its duties is to inform the SAP Supervisory Board and SAP Executive Board about AI ethics matters upon request.

SAP’s CEO is an executive sponsor of our Global AI Ethics Policy. The AI Ethics Steering Committee is responsible for overseeing policy updates to guide implementation of ethical AI in all LoBs that develop, deploy, or sell AI systems. SAP LoB management is responsible for establishing the business processes to ensure compliance with this policy.

Through the SAP Global Data Protection and Privacy Policy, SAP respects international regulations on data protection and privacy. For more information, see the section Security, Cloud Compliance, and Data Protection and Privacy.

The SAP Global AI Ethics Policy and the SAP AI Ethics Handbook are available internally on our intranet and externally on SAP’s website.

Our Actions and Targets3

Processes for Engaging with Stakeholders

At SAP, we believe that cultivating a better understanding of human-centered AI will allow individuals, business, and society to benefit fully from the technology, and allay any concerns that our users may have.

Our primary internal stakeholders are our employees, the SAP Executive Board, and the AI Ethics Steering Committee. Engagement with these stakeholders is continuous and is organized through the standard AI systems development process to make sure that the relevant groups are part of the process chain. The objectives here are for all key stakeholders to contribute directly to and shape the development process, foster collective decision-making, and implement AI ethically and responsibly.

Outside the Company, our primary stakeholders are our customers, who contribute significantly to the development of our products. We work closely with them throughout the development process to understand their needs, expectations, and concerns. We also engage with our AI Ethics Advisory Panel to understand how high-risk use cases might impact society, and to gather feedback with a view to improving our internal governance structure and risk mitigation processes. For more information about our AI Ethics Advisory Panel, see the section Sustainability Strategy and Governance.

3 Unless otherwise stated, actions do not apply to Taulia, Volume Integration, LeanIX, or WalkMe.

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Drawing on outside expertise, we research the impact of artificial intelligence on privacy and data protection to ensure we implement AI ethically and properly address any potential human rights concerns associated with it through, among others, collaboration with BSR Human Rights Working Group.

These efforts are intended to ensure that our products meet the needs of our customers as closely as possible and avoid bias and other unintended outcomes.

Due Diligence

We strive to ensure transparency and adherence to AI guiding principles in third-party system integration by means of our Supplier Code of Conduct. For more information, see the SAP Supplier Code of Conduct section. Suppliers who supply software with embedded AI capabilities need to comply with local laws on ethical and responsible AI. The AI capabilities should also meet the requirements of SAP’s guiding principles and policies. If no local laws exist, suppliers need to follow global guidelines from international institutions, such as those of the Institute of Electrical and Electronics Engineers or the OECD. This requirement also extends to their own supply chain’s third-party software with embedded AI.

In 2024, we established a due diligence process to support our commitments to upholding responsible and ethical AI. Specifically, before incorporating any third-party systems, we aim to ensure that their AI systems align with our ethical principles. This scrutiny extends into continuous oversight even after integration.

Besides its suppliers, SAP has also onboarded its partners to its AI guiding principles and policies and, in 2024, introduced a certification program for partner applications developed on SAP Business Technology Platform (BTP) using SAP Generative AI Hub that includes checks for compliance with the principles of responsible AI. This certification program enables our relevant partners to offer trusted, compliant, and enterprise-ready applications powered by AI services. Furthermore, solutions created by our partners and resold by SAP undergo additional rigorous checks. This ensures alignment with the same stringent responsible AI product standards we uphold throughout our own development lifecycle.

Use Case Review

Our internal procedures follow a use-case-based approach to upholding our standards as described in the SAP Global AI Ethics Policy and the SAP AI Ethics Handbook. Therefore, each AI use case review process includes an assessment of the developed case. The use cases are classified according to their risk and reviewed. All high-risk use cases are discussed with the AI Ethics Steering Committee for final recommendations and decisions.

The SAP Executive Board reviews and ratifies the Committee’s recommendations for any issues that have wider implications for the Company. If no ethically acceptable trade-off can be identified, the development, deployment, use, or sale of the AI system cannot proceed in that form. The Committee continually reviews the appropriateness of the ethical decision made, to ensure that suitable changes can be made where necessary based on evolving circumstances. Such activity ensures our compliance with the SAP Global AI Ethics Policy, which fosters ethical and responsible implementation of AI.

In 2024, 41% of all relevant use cases were recognized as high-risk and reviewed.

Any employee can report a concern in relation to execution or breach of our AI Ethics Policy directly to immediate management, to the AI Ethics Steering Committee, AI Ethics Office or through our Speak Out at SAP tool anonymously if desired; their issue is then be raised with the AI Ethics Steering Committee. For more information about our Speak Out at SAP tool, see the Speak Out at SAP. In 2024, two concerns were reported to the AI Ethics Office but neither of them was substantiated.

Training and Communication

SAP provides various training courses to its stakeholders (that is, employees and customers) to raise their awareness about ethical AI. SAP introduced a mandatory compliance training course, for all employees, on its AI ethics policy and governance in November 2024. By the end of December 2024,

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and before its 2025 due date, 44% of existing employees and 58% of new hires had already taken this course.

In 2024, SAP also introduced a publicly available course on ethical AI to educate its ecosystem.

In 2023, we set up our AI Ethics Community, which is an internal platform that fosters discussions on responsible AI, provides compliance resources, and organizes talks by internal and external domain experts.

For more information about SAP Business AI, see the Our Product Strategy section in our Combined Management Report.

Resources to Manage IROs

To ensure we implement responsible AI practices, including adherence to existing policies, we have established two main teams to drive compliance.

The AI Ethics team in our Corporate Sustainability unit is responsible for establishing efficient, scalable, and compliant governance processes, for ensuring a best-in-class ethical framework for SAP Business AI, for establishing strategic external partnerships, and for addressing the sustainability impacts of AI.

The AI Ethics team in our SAP Business AI unit is responsible for facilitating the creation of responsible AI systems, and for ensuring the relevance of SAP’s efforts regarding AI ethics by maintaining a continuous dialogue with our external ecosystem. The AI Ethics Advisory Panel and AI Ethics Steering Committee are engaged in managing responsible AI.

Lastly, adhering to ethical AI practices is a focus across our Company, and our employees help manage responsible AI matters in their day-to-day operations and decision-making processes. Ultimately, every person involved in the development, deployment, use, and sale of AI systems bears this responsibility.

We are currently discussing specific targets and ambitions related to responsible AI. In the meantime, we are ensuring effectiveness through the active integration of AI ethics into process orchestration systems, existing policies, such as our SAP Global Procurement Policy, and by making our policies accessible to all users.

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Governance Information

In this section, we disclose information about SAP’s material impacts, risks, and opportunities (IROs) related to governance topics and responsibilities.

Business Conduct

In this section, we disclose information about SAP’s material IROs related to our business conduct-specific topics. The material IROs with the identifier G1-1 to G1-4 can be found in the IRO table included in the Double Materiality Assessment section.

Our Approach and Policies

In an increasingly complex business environment, making the right decisions and abiding by ethical choices has never been more important. As a company operating in numerous countries across the globe, SAP is required to adhere to strict international legislation that defines acceptable business conduct and practices.

At SAP, ethical behavior is an integral part of the cultural values that influence our daily decision-making at every level of the business and in every market. We expect our business practices to not only meet international legal requirements, but to adhere to our internal high standards of ethics and integrity. We understand that our customers expect this as well. SAP’s reputation for doing business the right way is one of our most important assets. Our Global Code of Ethics and Business Conduct (CoEBC) clearly states that SAP has a zero-tolerance policy toward unethical business behavior, including all forms of bribery and corruption.

The Office of Ethics and Compliance (OEC) develops, implements, oversees, and enforces an effective compliance management program that is designed to mitigate bribery, corruption, and fraud risks faced by SAP. The OEC contributes to SAP’s success by providing trusted advice to SAP managers, leaders, and employees across the entire business.

The following section describes how we mitigate negative impacts and risks, and how we pursue positive impacts and opportunities.

Policies and Corporate Culture

In 2024, we continued to focus on strengthening our robust compliance program, which is based on our corporate values and voluntary commitments as well as on international standards and regulatory requirements. In January 2024, SAP reached a settlement with the Securities and Exchange Commission (SEC) and entered a three-year self-monitorship under a deferred prosecution agreement (DPA) with the United States Department of Justice (DOJ). Throughout the settlement discussions, SAP fully cooperated with law enforcement authorities and took immediate consequence management steps, including terminating the contracts of all those implicated in potential law violations, and terminating partners. In line with the DPA, SAP has continued to enhance its compliance program and related internal controls. In accordance with DOJ and regulatory expectations and requirements, SAP’s CEO and CFO are responsible, together with the Group Chief Compliance Officer (GCCO), for ensuring that the requirements of the DPA are met. To this end, the GCCO continues to align closely with the Executive Board and provides regular reports and updates to both the CEO and the Executive Board on compliance matters and, specifically, on the requirements of the DPA. Separately, in December 2024, SAP’s Brazilian subsidiary reached a settlement with the Office of the Comptroller General of the State of Minas Gerais (CGE) and the State of Minas Gerais Public Prosecutor’s Office (MPMG) in Brazil. The settlement relates to issues identified in the tender process. SAP similarly fully cooperated with CGE and MPMG, applied appropriate consequence management, and enhanced its compliance program. SAP Brazil entered into a leniency agreement with CGE that requires SAP Brazil to continue cooperating with the authorities’ investigations, and agreed to a one-year self-monitorship. CGE recognized the strength of SAP’s compliance program, noting that it meets 95% of CGE’s expectations. For further information, see the Notes to the Consolidated Financial Statements, Note (G.3).

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Compliance matters are discussed with Executive Board and Supervisory Board members at quarterly Audit and Compliance Committee meetings, and at regular touchpoints with Executive Board and Supervisory Board members. Quarterly meetings of the Global Compliance Governance Committee, which are attended by members of Global Finance, Customer Success, Global Communications, and GR&AS, provide a further forum for addressing and discussing compliance matters.

Outside SAP, our OEC regularly exchanges ideas and best practices for compliance processes with relevant peers in the software industry and beyond. SAP is a corporate member of the Association of Certified Fraud Examiners (ACFE), while the GCCO is also a member of the European Chief Compliance and Integrity Officers Forum (ECCIOF), the United Nations (UN) Global Compact’s Think Lab, which focuses on transformational governance, and the World Economic Forum’s Partnering Against Corruption Initiative (PACI).

SAP’s Global Code of Ethics and Business Conduct (CoEBC) continues to be the primary ethical and legal framework within which SAP conducts business and remains on course for success. Available on SAP’s internal employee portal and SAP’s website in 23 languages, it is one of several global policies that provide clear guidance to our employees.

The OEC owns the global policy governance process and works with and guides policy owners accordingly. Accountability and responsibility for policy content is managed by multiple teams across the company. Accountability for OEC-related topics lies with the OEC.

Office of Ethics and Compliance (OEC)

The Office of Ethics and Compliance (OEC) strives to advance SAP’s business goals by promoting a strong culture of integrity and providing trusted guidance to help SAP “Win the Right Way.” To help nurture this environment, the OEC continually addresses compliance challenges and improves policies, guidelines, systems, and measures related to their implementation. The team grew from 157 employees in 2023 to 161 in 2024. The GCCO continues to report to the group CEO. The work of OEC is subject to SAP’s internal audit, for more information see the Risk Management and Risks section in our Combined Management Report.

The OEC has field compliance officers (FCOs) across the globe, in both high- and low-risk jurisdictions. The FCOs are often the first point of contact for the business when compliance matters arise. In high-risk countries in which the OEC is not physically represented and where local language needs might arise, the OEC operates a network of compliance stewards drawn largely from SAP’s legal, finance, and HR departments. Compliance stewards liaise with the OEC’s field compliance officers and provide support by offering advice on basic, specific, and straightforward compliance matters. Working alongside a global network of compliance ambassadors (drawn from all areas of the Company), they amplify compliance messages and serve as a further point of contact for local employees to the relevant field compliance officer.

As part of the DPA, SAP will continue to enhance its compliance program, including related internal controls, policies, and procedures, and report to and cooperate with relevant regulators. To help SAP meet these requirements, the OEC has set up the Monitorship Compliance Office, a dedicated team that closely oversees both existing and newly implemented compliance measures and initiatives.

Communication

In 2024, we further enhanced our compliance-related communication to help strengthen employees’ understanding of everyone’s responsibility to contribute to ethical and compliant business across the Company.

The OEC’s dedicated communications team supports messaging on compliance topics by distributing integrity-related and business-enabling communications at all levels of the Company regularly and consistently – including to senior leaders, managers, and employees. Topic-related content is also provided to SAP partners and suppliers.

Executive Board members and senior leaders regularly host global and regional employee meetings, leadership team meetings, and smaller gatherings that address integrity-focused topics, thereby demonstrating their commitment and dedication to ethical business.

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The OEC’s quarterly newsletter informs all SAP employees about a range of compliance-related topics. In addition, a quarterly newsletter focusing on leadership and management topics is sent specifically to executive and senior management. The significant open rates for these newsletters clearly demonstrate the importance of compliance topics for employees, and their interest in them. Quarterly ‘toolkits’ provide topic-focused resources to communicators Company-wide to further amplify compliance messages in business-owned channels.

Furthermore, all Executive Board areas have recommitted their support for the OEC’s Compliance Ambassador Program. In 2024, we introduced a seventh cohort of ambassadors. The overall number of participants – past and present – rose from over 1,500 in 2023 to over 2,300 in 2024. This program is designed to give employees a further point of contact in the business when compliance matters arise. Ambassadors participate in an extensive curriculum of monthly onboarding sessions over a 15-month period. They are expected to cascade and transfer information on the importance of compliance and ethics throughout their teams and lines of business. Launched in 2023, the Extended Compliance Ambassador Network, which convenes on a quarterly basis, provides compliance ambassadors who have completed the curriculum with a forum to meet in. Participation in both programs is entirely voluntary and is open to all employees irrespective of their seniority or role in the Company.

Investigations at SAP

The OEC’s independent and autonomous investigation team is comprised of dedicated investigators who probe allegations of misconduct within the OEC’s area of responsibility. The source of allegations or concerns varies and could arise from the activities of any one of the teams within the OEC. Alternatively, they could originate as allegations made by individuals (internal or external) through the Speak Out at SAP whistleblower reporting tool. Regardless of the source, all allegations and concerns are subject to appropriate in-depth examination or investigation.

Where appropriate, the OEC engages the assistance of an external law firm to investigate certain allegations of non-compliance with SAP’s policies and procedures or applicable laws.

Our Actions and Targets

Prevention and Detection of Corruption and Bribery

All employees are bound by the CoEBC; they are required to acknowledge its contents and confirm their commitment to it on an annual basis. In 2024, we continued to monitor employee certification of the CoEBC worldwide, recording a 99.99% certification rate for permanent SAP employees. Employees of acquired companies are also required to certify the CoEBC within 90 days of acquisition. The 99.99% certification rate includes Emarsys and Volume Integration employees because the annual certification process for these employees is identical to the one used for SAP employees.

The OEC also evaluates SAP’s third-party service providers to assess whether SAP’s compliance standards are being met. New suppliers and third parties seeking a partnership with SAP are scrutinized according to a risk-based compliance due diligence process, which is repeated every two to five years thereafter. Supplier and partner relationships are formally defined in contracts that outline their obligation to abide by SAP’s compliance requirements. In almost all cases, these include a “right to audit” clause. The OEC also has a dedicated team that conducts compliance audits of partners and suppliers to assess adherence to SAP’s requirements and to identify and address compliance risks.

Moreover, we require all our partners and suppliers to commit to meeting our high standards of integrity. To this end, we have the SAP Partner Code of Conduct (PCoC) and the SAP Supplier Code of Conduct (SCoC) in place so that partners and suppliers understand what is expected of them. For more information, see the Workers in the Value Chain section.

The OEC’s Compliance Monitoring & Analysis (CMA) team monitors the effectiveness of SAP’s compliance processes and related controls through regular testing of high-risk transactions, identified using a data analytics tool and through manual sampling. The CMA team also analyzes findings from investigations, audit reports, and partner audit reports to identify potential enterprise-wide process deficiencies and patterns of misconduct that indicate a compliance risk. The team then conducts root cause analyses on the highest-risk topics and recommends remediation actions to mitigate the risks.

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Speak Out at SAP

Speak Out at SAP is SAP’s independently managed whistleblower reporting tool, through which any matters or concerns can be reported easily, and, if desired, anonymously. The tool is available 24 hours a day, seven days a week, both internally to SAP employees and externally to concerned parties, including customers, suppliers, and partners. It is available in multiple languages and is intuitive to use.

Individuals can submit reports either directly through the Internet-based portal or by phone, with local language support in 61 languages across the globe for maximum accessibility. In all cases, SAP maintains a strict non-retaliation policy.

Beyond Speak Out at SAP, we provide further reporting channels, including an internal ticketing system, a postal address for written submissions, and local contact persons worldwide.

SAP communicates information about its whistleblower reporting tool and other complaints channels regularly throughout the year in newsletters, portal articles, communication toolkits, and compliance training courses. Partners, suppliers, and external stakeholders can find detailed information about the reporting mechanisms on SAP’s Web site.

Cases Reported in 2024

In 2024, the number of reports submitted through Speak Out at SAP continued to increase. This was largely due to increased communication in the Company of the availability of the tool, as well as the subsequent better awareness of its availability both internally and externally.

The OEC reviews all the allegations and concerns it receives and allocates them to the appropriate teams for further action according to areas of responsibility and expertise, as required. Concerns pertaining to bribery, corruption, and fraud are reviewed in detail by the OEC, which then considers the next steps, including the decision to start an investigation.

When allegations or concerns are substantiated, we initiate consequence management accordingly. Depending on the type and level of severity of misconduct, examples might include a formal letter of warning to the employee concerned, a requirement to participate in additional training, and, in serious cases, separation from the Company. Consequence management steps could also include (among other steps deemed appropriate) adapting or adjusting relevant policies, creating or adapting training content, or otherwise further raising employees’ awareness of specific topics.

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Training Offerings

Our training programs cover topics such as anti-corruption and anti-bribery, conflicts of interest, governance for customer commitments, working with public sector customers, and compliant partner engagement.

In addition to our Conflicts of Interest mandatory online training course that is held every two years for all SAP employees, a new Travel with Integrity workshop was delivered live in 2024 for a defined group of employees and their managers. We selected these employees based on their frequent and extensive business travel obligations. We continue to train all new hires globally and to hold Ethical Leadership workshops for new people managers and Ethical Success workshops for new colleagues in Sales and Presales.

Additionally, our field compliance officers hold live training courses, both in person and virtually, according to a risk-based approach for the specific teams and countries they support. These courses target employees across the organization, from customer-facing staff to individuals in supporting roles, such as Finance, Marketing and Legal. Beyond this, particular attention is given to the training needs of colleagues who work or operate in high-risk countries or with government customers.

	Conflicts of Interest eLearning[1]	Travel with Integrity Live Training[2]	New Hires Introduction to Compliance[2]	Ethical Leadership for New Managers[2]	Ethical Success for New Sales[2]
Training coverage
Total	100,802	9,296	5,152	1,400	2,419
Total receiving training	100,169	9,289	5,005	1,340	2,363
Completion Rate	99.37%	99.92%	97.15%	95.71%	97.68%
Delivery method and duration
Classroom training		1 hr	30 mins	1 hr	1 hr
Computer-based training	30 mins
Frequency
How often training is required	Every two years	Every three years from 2024	On joining SAP	Every three years from 2022	Every three years from 2023
Topics covered
Definition of corruption
Conflicts of Interest
Code of Ethics & Business Conduct

1 Of our acquired companies, these numbers exclude Taulia and WalkMe

2 Of our acquired companies, these numbers exclude Taulia, WalkMe, LeanIX, and Volume Integration

Whilst completion rates provided above do not include all acquired companies (Taulia, WalkMe, LeanIX, Volume Integration), these acquired companies all follow comparable training requirements and goals. Assigned due dates and methods of delivery may vary, hence their exclusion from the above table.

Metrics

There were no convictions for the violation of anti-corruption and anti-bribery laws in 2024.

Detailed and exhaustive information pertaining to fines for the violation of anti-corruption and anti-bribery laws committed by employees in previous years and which were the subject of the DPA is provided in the Incorporation by Reference section of our Appendix .

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Appendix

In this section, we disclose tables listing ESRS Datapoints in Cross-Cutting and Topical Standards that Derive from Other EU Legislation and our Incorporations by Reference.

ESRS Datapoints in Cross-Cutting and Topical Standards That Derive from Other EU Legislation

The following table contains references to all disclosures from other legislation or other generally accepted sustainability reporting pronouncements.

Datapoint that Derives from Other EU Legislation	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Reference to Group Sustainability Statements	Page
GOV-1 Gender diversity on the Board	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II		Governance	228
GOV-1 Percentage of Board members who are independent			Delegated Regulation (EU) 2020/1816, Annex II		Governance	228
GOV-4 Statement on Due Diligence	Indicator number 10 Table #3 of Annex 1				Statement on Due Diligence	127
SBM-1 Involvement in activities related to fossil fuel activities	Indicator number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on social risk	Delegated Regulation (EU) 2020/1816, Annex II		Not material
SBM-1 Involvement in activities related to chemical production	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II		Not material
SBM-1 Involvement in activities related to controversial weapons	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818, Article 12(1); Delegated Regulation (EU) 2020/1816, Annex II		Not material
SBM-1 Involvement in activities related to cultivation and production of tobacco			Delegated Regulation (EU) 2020/1818, Article 12(1); Delegated Regulation (EU) 2020/1816, Annex II		Not material
E1-1 Transition plan to reach climate neutrality by 2050				Regulation (EU) 2021/1119, Article 2(1)	Transition Plan for Climate Change Mitigation	156 - 158

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Datapoint that Derives from Other EU Legislation	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Reference to Group Sustainability Statements	Page
E1-1 Undertakings excluded from Paris-aligned benchmarks		Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions, and residual maturity	Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2		Transition Plan for Climate Change Mitigation	156 - 158
E1-4 GHG emission reduction targets	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: Alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6		Baseline for Net Zero	161 - 162
E1-5 Energy consumption from fossil sources disaggregated by sources for high climate impact sectors	Indicator number 5 Table #1 and Indicator number 5 Table #2 of Annex 1				Not material
E1-5 Energy consumption and mix	Indicator number 5 Table #1 of Annex 1				Energy consumption and mix	163
E1-5 Energy intensity associated with activities in high climate impact sectors	Indicator number 6 Table #1 of Annex 1				Not material
E1-6 Gross Scope 1, 2, 3, and total GHG emissions	Indicators number 1 and 2 Table #1 of Annex 1	Article 449a; Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions, and residual maturity	Delegated Regulation (EU) 2020/1818, Article 5(1), 6, and 8(1)		Gross Scopes 1, 2, 3, and Total GHG Emissions	161
E1-6 Gross GHG emissions intensity	Indicator number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: Alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)		GHG Intensity per Net Revenue	162

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Datapoint that Derives from Other EU Legislation	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Reference to Group Sustainability Statements	Page
E1-7 GHG removals and carbon credits				Regulation (EU) 2021/1119, Article 2(1)	Carbon Credits	165
E1-9 Exposure of the benchmark portfolio to climate-related physical risks			Delegated Regulation (EU) 2020/1818, Annex II; Delegated Regulation (EU) 2020/1816, Annex II		Relevant from IR25 onward
E1-9 Disaggregation of monetary amounts by acute and chronic physical risks		Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraphs 46 and 47; Template 5: Banking book - Climate change physical risk: Exposures subject to physical risk.			Relevant from IR25 onward
E1-9 Location of significant assets at material physical risk
E1-9 Breakdown of the carrying value of real estate assets by energy-efficiency classes		Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraph 34; Template 2: Banking book -Climate change transition risk: Loans collateralized by immovable property – Energy efficiency of the collateral			Relevant from IR25 onward
E1-9 Degree of exposure of the portfolio to climate-related opportunities			Delegated Regulation (EU) 2020/1818, Annex II		Relevant from IR25 onward
E2-4 Amount of each pollutant listed in Annex II of the European Pollutant Release and Transfer Register (E PRTR) Regulation emitted to air, water, and soil	Indicator number 8 Table #1 of Annex 1, Indicator number 2 Table #2 of Annex 1, Indicator number 1 Table #2 of Annex 1, and Indicator number 3 Table #2 of Annex 1				Not material
E3-1 Water and marine resources	Indicator number 7 Table #2 of Annex 1				Not material
E3-1 Dedicated policy	Indicator number 8 Table 2 of Annex 1				Not material
E3-1 Sustainable oceans and seas	Indicator number 12 Table #2 of Annex 1				Not material

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E3-4 Total water recycled and reused	Indicator number 6.2 Table #2 of Annex 1				Not material
E3-4 Total water consumption in m3 per net revenue on own operations	Indicator number 6.1 Table #2 of Annex 1				Not material
IRO-1 List of material sites and biodiversity-sensitive areas	Indicator number 7 Table #1 of Annex 1				Not material
IRO-1 Material negative impacts with regards to land degradation, desertification, or soil sealing	Indicator number 10 Table #2 of Annex 1				Not material
IRO-1 Operations affecting threatened species	Indicator number 14 Table #2 of Annex 1				Not material
E4-2 Sustainable land and agriculture practices or policies	Indicator number 11 Table #2 of Annex 1				Not material
E4-2 Sustainable ocean and sea practices or policies	Indicator number 12 Table #2 of Annex 1				Not material
E4-2 Policies to address deforestation	Indicator number 15 Table #2 of Annex 1				Not material
E5-5 Non-recycled waste	Indicator number 13 Table #2 of Annex 1				How SAP Measures Performance and Progress	169
E5-5 Hazardous waste and radioactive waste	Indicator number 9 Table #1 of Annex 1				Not material
SBM-3 Risk of incidents of forced labor	Indicator number 13 Table #3 of Annex 1				Own Workforce	174 - 201
SBM-3 Risk of incidents of child labor	Indicator number 12 Table #3 of Annex 1				Own Workforce	174 - 201
S1-1 Human rights policy commitments	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				Human Rights	172 - 174
S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			Delegated Regulation (EU) 2020/1816, Annex II		Human Rights	172 - 174
S1-1 Processes and measures for preventing trafficking in human beings	Indicator number 11 Table #3 of Annex 1				Human Rights	172 - 174
S1-1 Workplace accident prevention policy or management system	Indicator number 1 Table #3 of Annex 1				Own Workforce – Health, Safety, and Well-Being	199 - 201
S1-3 Grievance and complaints handling mechanisms	Indicator number 5 Table #3 of Annex 1				Own Workforce – Global People Compliance	181 - 183
S1-14 Number of fatalities and number and rate of work-related accidents	Indicator number 2 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II		Not material as SAP is an enterprise software company
S1-14 Number of days lost to injuries, accidents, fatalities, or illness	Indicator number 3 Table #3 of Annex 1				Not material as SAP is an enterprise software company

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Datapoint that Derives from Other EU Legislation	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Reference to Group Sustainability Statements	Page
S1-16 Unadjusted gender pay gap	Indicator number 12 Table #1 of Annex 1				Own Workforce – Total Rewards	186 - 190
S1-16 Excessive CEO pay ratio	Indicator number 8 Table #3 of Annex 1				Own Workforce – Total Rewards	186 - 190
S1-17 Incidents of discrimination	Indicator number 7 Table #3 of Annex 1				Own Workforce – Global People Compliance	181 - 183
S1-17 Non-respect of U.N. Guiding Principles on Business and Human Rights, ILO principles, and/or OECD guidelines	Indicator number 10 Table #1 and Indicator number 14 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II; Delegated Regulation (EU) 2020/1818 Art 12 (1)		Human Rights	172 - 174
SBM-3 Significant risk of child labor or forced labor in the value chain	Indicator number 12 and number 13 Table #3 of Annex 1				Workers in the Value Chain, Our Approach and Policies	202 - 203
S2-1 Human rights policy commitments	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				Human Rights	172 - 174
S2-1 Policies related to value chain workers	Indicator number 11 and number 4 Table #3 of Annex 1				Workers in the Value Chain – Our Approach and Policies	202 - 203
S2-1 Non-respect of U.N. Guiding Principles on Business and Human Rights, ILO principles, and/or OECD guidelines	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II; Delegated Regulation (EU) 2020/1818, Art 12 (1)		Human Rights	172 - 174
S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			Delegated Regulation (EU) 2020/1816, Annex II		Human Rights	172 - 174
S2-4 Human rights issues and incidents connected to the upstream and downstream value chain	Indicator number 14 Table #3 of Annex 1				Workers in the Value Chain – Our Actions and Targets	203 - 204
S3-1 Human rights policy commitments	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1				Not material
S3-1 Non-respect of U.N. Guiding Principles on Business and Human Rights, ILO principles, and/or OECD guidelines	Indicator number 10 Table #1 Annex 1		Delegated Regulation (EU) 2020/1816, Annex II; Delegated Regulation (EU) 2020/1818, Art 12 (1)		Not material
S3-4 Human rights issues and incidents	Indicator number 14 Table #3 of Annex 1				Not material
S4-1 Policies related to consumers and end-users	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				Security, Cloud Compliance, and Data Protection and Privacy; Responsible AI – Our Approach and Policies	206 - 208 213 - 214

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Datapoint that Derives from Other EU Legislation	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Reference to Group Sustainability Statements	Page
S4-1 Non-respect of U.N. Guiding Principles on Business and Human Rights, ILO principles, and/or OECD Guidelines	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II; Delegated Regulation (EU) 2020/1818, Art 12 (1)		Not material as our business model is B2B
S4-4 Human rights issues and incidents	Indicator number 14 Table #3 of Annex 1				Not material as our business model is B2B
G1-1 United Nations Convention against Corruption	Indicator number 15 Table #3 of Annex 1				Business Conduct – Policies and Corporate Culture	217 - 218
G1-1 Protection of whistleblowers	Indicator number 6 Table #3 of Annex 1				Business Conduct – Speak Out at SAP	220
G1-4 Fines for violation of anti-corruption and anti-bribery laws	Indicator number 17 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II		Business Conduct – Metrics	221
G1-4 Standards of anti-corruption and anti-bribery	Indicator number 16 Table #3 of Annex 1				Business Conduct – Speak Out at SAP	220

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Incorporation by Reference

Topic	Item	Link and Content	Text, If Applicable
General Information
Scope of consolidation	Scope of consolidation of SAP’s Group Sustainability Statement	Combined Management Report – General Information About This Management Report	N/A
		Consolidated Financial Statements – Note G.9 – Scope of Consolidation	As at December 31, 2024, 182 entities are in the scope of this report and of our financial statements.
Sustainability Strategy
Business model	Business model	Combined Management Report – Strategy and Business Model	N/A
	Inputs and outputs	Combined Management Report – Our Investment in Innovation	N/A
Interests and views of stakeholders	Amendments to strategy and business model	Combined Management Report – Strategy and Business Model	N/A
Engaging with customers	Customers	Combined Management Report – Our Customers	N/A
Revenue by sector	SAP’s revenues	Combined Management Report – Operating Results (IFRS)	N/ A
Number of employees	Employee headcount by region and function	Consolidated Financial Statements – Note B.1 – Employee Headcount by Region and Function

Cloud and Software: 4,543 (EMEA); 4,339 (Americas); 4,764 (APJ)

Services: 8,485 (EMEA); 4,719 (Americas); 5,566 (APJ)

Research and Development: 18,819 (EMEA); 5,677 (Americas); 13,094 (APJ)

Sales and Marketing: 12,042 (EMEA); 9,801 (Americas); 5,139 (APJ)

General and Administration: 3,836 (EMEA); 1,836 (Americas); 1,300 (APJ)

Infrastructure: 3,076 (EMEA); 1,164 (Americas); 921 (APJ)

Full-time equivalents

Sustainability Governance
Board-composition and diversity	Number of executive and non-executive members	Corporate Governance Statement	Number of executive members (= Executive Board): 5 Number of non-executive members (= Supervisory Board): 18
	Representation of employees	Corporate Governance Statement	Nine out of 18 Supervisory Board members are employee representatives.
	Relevant experience	Corporate Governance Statement

Experience relevant to:

-          Sectors and products: In the software industry field of expertise, SAP-specific requirements include substantial experience in the software and IT sector; knowledge of international markets, customers, and competitors; product expertise, including SAP’s sustainability products and the use of AI; experience with consumer markets; and experience and expertise in the areas of security, cloud compliance, data protection and privacy, and responsible AI.

-          Geographic locations: To ensure an international composition of the Supervisory Board, it should comprise at least three persons who do not originate from Germany. In addition, the SAP SE Employee Involvement Agreement stipulates that the employee representatives on the Supervisory Board must come from different EU countries (currently, at least two representatives must originate from EU member states other than Germany).

	Percentage by gender	Corporate Governance Statement	Executive Board 4 Men = 80% 1 Women = 20%	Supervisory Board 13 Men = 72% 5 Women = 28%
	Percentage of independent Board members	Corporate Governance Statement	Furthermore, in the context of the independence assessment, the shareholder representatives found that all of the shareholders’ representatives serving on the Supervisory Board of SAP SE during the fiscal year 2024 also were independent according to the ESRS. (this equals 50% independent Supervisory Board Members)
Sustain-ability-linked incentive plans for	Key characteristics of the incentive plans	Compensation Report – Compensation for Executive Board Members, Compensation for Supervisory Board Members	Executive Board: annual base salary, benefits, pension-related commitments, and performance-based compensation (short- and long-term incentive) Supervisory Board: fixed compensation only, based on role (for example, chairperson) and committee membership

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Topic	Item	Link and Content	Text, If Applicable
Board members
	Performance assessed against sustainability-related targets	Compensation Report – Compensation for Executive Board Members

Non-financial KPIs are the following performance measures, which are important in terms of SAP’s long-term, sustainable performance: the Customer Net Promoter score, which measures the satisfaction of SAP customers; the Employee Engagement Index, which reflects employees’ commitment, their pride in the Company and their loyalty; and CO2 performance, which tracks SAP’s greenhouse gas emissions.

A target is set for each non-financial key performance indicator (KPI). These targets are defined based on SAP’s long-term strategic planning and taking into account the full-year values achieved. Based on the target value required for 100% target achievement, target achievement curves are also defined for the non-financial KPIs. These specify a cap if target achievement reaches 140%. The relevant period is the fiscal year for which the STI is being awarded. The non-financial KPIs have a total weighting of 20%, within which the respective weightings of the individual non-financial KPIs may vary.

The payout under the STI (short-term incentive) is determined based on several financial and non-financial KPIs. The STI is awarded in the form of a weighted target amount specified in the Executive Board member’s service contract that is paid out if the total of the weighted target achievement for financial and non-financial KPIs (total target achievement) is 100%.

	Proportion of variable compensation dependent on sustainability-related targets	Compensation Report – Compensation for Executive Board Members
	Explanation of how climate-related considerations are factored into Supervisory and Executive Board compensation	Compensation Report – Compensation for Executive Board Members, Compensation for Supervisory Board Members
	Governance body at SAP that approves incentive plans	Corporate Governance Statement	The compensation system for the members of the Executive Board was put to SAP SE’s Annual General Meeting of Shareholders most recently on May 11, 2023, and approved by a clear majority (92.80% of the valid votes cast).
Sustainability matters and SAP’s Boards	The expertise and skills of SAP’s Executive and Supervisory Boards on sustainability matters, and access to such expertise and skills	Corporate Governance Statement

Collectively, the Executive Board possesses adequate and sufficient expertise in the sustainability topics that are material for SAP, our products for the sustainability sector, and our sustainability reporting. As far as these topics pertain to their respective areas of responsibility, the Executive Board members are supported by experts from the specialist departments and, if necessary, by external consultants. Furthermore, due to their professional experience and education, they also possess their own unique expertise on the mentioned topics.

The respective information was gathered from a questionnaire completed by the Board members.

The Supervisory Board members, as a group, possess the knowledge, ability, and expert experience required to properly perform their duties. Not only are they collectively familiar with the IT sector, but they also have extensive knowledge in various professional areas and many years of international experience, and thus bring a broad range of skills and experience to their Supervisory Board roles.

In particular, the Supervisory Board collectively also fulfills all sustainability-related requirements that were identified as material for SAP in the double materiality assessment performed under the ESRS, that is, with regard to security, cloud compliance, data protection and privacy, responsible AI, business conduct, climate change, resource use and circular economy, and own workforce and workers in the value chain. In addition, the Supervisory Board possesses the competencies required in the context of sustainability reporting and SAP’s sustainability products.

	How the Executive and Supervisory Boards are informed about sustainability matters	Corporate Governance Statement

Executive Board members with a sustainability topic in their area of responsibility are informed on these matters by their respective direct reports. For example, with regard to climate change, resource utilization, and the circular economy, Christian Klein can draw on the expertise of SAP’s Chief Sustainability and Commercial Officer and their organization, which is part of Christian Klein’s Executive Board portfolio.

The Supervisory Board of SAP SE appoints, advises, and monitors the Executive Board. It seeks regular, full, and timely reports from the Executive Board on strategy (including sustainability strategy) and the status of its implementation, on business planning, profitability, and all aspects of business performance that are material for the SAP Group.

Internal control system	SAP’s ESG compliance framework and internal ESG controls	Combined Management Report – Risk Management and Risks	N/A
Risk manage-ment system	Further Information about SAP’s risk management system and integration of ESG risks	Combined Management Report – Risk Management and Risks	N/A

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Topic	Item	Link and Content	Text, If Applicable
Own Workforce
KPI	Employee engagement index (EEI)	Combined Management Report – Performance Management System	N/A
Security, Cloud Compliance, and Data Protection and Privacy
KPI	Customer Net Promoter Score (NPS)	Combined Management Report – Our Customers Combined Management Report – Performance Management System	N/A
Responsible marketing practices	Global Experience Management (XM) Program	Combined Management Report – Our Customers	N/A
Business Conduct
Other litigation, claims, and legal contingencies	Fines for violation of anti-corruption and anti-bribery laws	Consolidated Financial Statements – Note G.3 – Other Litigation, Claims, and Legal Contingencies	In January 2024, following comprehensive and exhaustive investigations, dialogue, and corresponding remediation activities, SAP entered into a final settlement agreement with the U.S. SEC and the U.S. DOJ, as well as with local authorities and parties in South Africa, to resolve the criminal and civil claims fully and finally against SAP. Under this agreement, SAP has been required to make payments amounting to €207 million and will continue to enhance its compliance program, including related internal controls, policies, and procedures. It will also report to and cooperate with relevant regulators.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the Consolidated Financial Statements give a true and fair view of the assets, finances, and operating results of the SAP Group, and the Combined Management Report of the Group and SAP SE includes a fair review of the development and performance of the business and the position of the Group and SAP SE, together with a description of the principal opportunities and risks associated with the expected development of the Group and SAP SE.

Walldorf, February 19, 2025

SAP SE

Walldorf, Germany

Executive Board of SAP SE

Christian Klein	Muhammad Alam	Dominik Asam

Thomas Saueressig	Sebastian Steinhäuser	Gina Vargiu-Breuer

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Consolidated Financial Statements IFRS

Notes	239

(IN.1)	Basis for Preparation	239

Section A – Customers	243

(A.1)	Revenue	243
(A.2)	Trade and Other Receivables	249
(A.3)	Capitalized Cost from Contracts with Customers	250
(A.4)	Customer-Related Provisions	251

Section B – Employees	253

(B.1)	Employee Headcount	253
(B.2)	Employee Benefits Expenses	253
(B.3)	Share-Based Payments	253
(B.4)	Pension Plans and Similar Obligations	261
(B.5)	Other Employee-Related Obligations	264
(B.6)	Restructuring	264

Section C – Financial Results	267

(C.1)	Results of Segment	267
(C.2)	Reconciliation of Segment Measures to the Consolidated Income Statements	268
(C.3)	Other Non-Operating Income/Expense, Net	269
(C.4)	Financial Income, Net	269
(C.5)	Income Taxes	269
(C.6)	Earnings per Share	273

Section D – Invested Capital	274

(D.1)	Business Combinations and Divestitures	274
(D.2)	Goodwill	279
(D.3)	Intangible Assets	281
(D.4)	Property, Plant, and Equipment	283
(D.5)	Leases	284
(D.6)	Equity Investments	285
(D.7)	Non-Current Assets by Region	286
(D.8)	Purchase Obligations	287
(D.9)	Income-Related Government Grants	287

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Section E – Capital Structure, Financing, and Liquidity	288

(E.1)	Capital Structure Management	288
(E.2)	Total Equity	289
(E.3)	Liquidity	291

Section F – Management of Financial Risk Factors	296

(F.1)	Financial Risk Factors and Risk Management	296
(F.2)	Fair Value Disclosures on Financial Instruments	310

Section G – Other Disclosures	315

(G.1)	Prepaid Expenses and Other Tax Assets	315
(G.2)	Provisions for Interest and Penalties Related to Taxes and Other Tax Liabilities	315
(G.3)	Other Litigation, Claims, and Legal Contingencies	316
(G.4)	Board of Directors	317
(G.5)	Executive and Supervisory Board Compensation	322
(G.6)	Related Party Transactions Other Than Board Compensation	323
(G.7)	Principal Accountant Fees	324
(G.8)	Events After the Reporting Period	325
(G.9)	Scope of Consolidation; Subsidiaries and Other Equity Investments	325
(G.10)	German Code of Corporate Governance	334
Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements		336

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Consolidated Income Statements of SAP Group for the Years Ended December 31

€ millions, unless otherwise stated	Notes	2024	2023	2022
Cloud		17,141	13,664	11,426
Software licenses		1,399	1,764	2,056
Software support		11,290	11,496	11,909
Software licenses and support		12,689	13,261	13,965
Cloud and software		29,830	26,924	25,391
Services		4,346	4,283	4,128
Total revenue	(A.1), (C.2)	34,176	31,207	29,520

Cost of cloud		–4,660	–3,884	–3,499
Cost of software licenses and support		–1,262	–1,383	–1,384
Cost of cloud and software		–5,922	–5,267	–4,883
Cost of services		–3,321	–3,407	–3,155
Total cost of revenue		–9,243	–8,674	–8,038
Gross profit		24,932	22,534	21,482
Research and development	(D.9)	–6,514	–6,324	–6,080
Sales and marketing		–9,090	–8,828	–7,946
General and administration		–1,435	–1,364	–1,289
Restructuring	(B.6)	–3,144	–215	–138
Other operating income/expense, net		–85	–4	–116
Total operating expenses		–29,511	–25,408	–23,606
Operating profit		4,665	5,799	5,914

Other non-operating income/expense, net	(C.3)	–298	–3	–11
Finance income		1,429	857	811
Finance costs		–1,031	–1,313	–2,200
Financial income, net	(C.4)	398	–456	–1,389
Profit before tax from continuing operations	(C.2)	4,764	5,341	4,513

Income tax expense	(C.5)	–1,614	–1,741	–1,446
Profit after tax from continuing operations		3,150	3,600	3,068
Attributable to owners of parent		3,124	3,634	3,277
Attributable to non-controlling interests		26	–33	–210
Profit (loss) after tax from discontinued operations	(D.1)	0	2,363	–1,359
Profit after tax[1]		3,150	5,964	1,708
Attributable to owners of parent[1]		3,124	6,139	2,284
Attributable to non-controlling interests[1]		26	–175	–576

Earnings per share, basic (in €) from continuing operations	(C.6)	2.68	3.11	2.80
Earnings per share, basic (in €)[1]	(C.6)	2.68	5.26	1.95
Earnings per share, diluted (in €) from continuing operations	(C.6)	2.65	3.08	2.79
Earnings per share, diluted (in €)[1]	(C.6)	2.65	5.20	1.94

 The accompanying Notes are an integral part of these Consolidated Financial Statements.
 1 From continuing and discontinued operations.

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Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31

€ millions	Notes	2024	2023	2022
Profit after tax[1]		3,150	5,964	1,708
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		–30	–45	71
Income taxes relating to remeasurements on defined benefit pension plans		6	10	–15
Remeasurements on defined benefit pension plans, net of tax		–23	–36	56
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		–23	–36	56
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax		2,371	–1,631	2,190
Reclassification adjustments on exchange differences on translation, before tax		18	12	6
Exchange differences, before tax		2,389	–1,618	2,195
Income taxes relating to exchange differences on translation		–17	21	–10
Exchange differences, net of tax	(E.2)	2,372	–1,597	2,186
Gains (losses) on cash flow hedges/cost of hedging, before tax		–111	–11	53
Reclassification adjustments on cash flow hedges/cost of hedging, before tax		78	0	0
Cash flow hedges/cost of hedging, before tax	(F.1)	–32	–11	53
Income taxes relating to cash flow hedges/cost of hedging		9	3	–14
Cash flow hedges/cost of hedging, net of tax	(E.2)	–24	–8	39
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		2,349	–1,605	2,224
Other comprehensive income, net of tax		2,326	–1,641	2,280
Total comprehensive income		5,476	4,323	3,988
Attributable to owners of parent		5,421	4,670	4,385
Attributable to non-controlling interests		54	–347	–396
The accompanying Notes are an integral part of these Consolidated Financial Statements.
[1] From continuing and discontinued operations.

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Consolidated Statements of Financial Position of SAP Group as at December 31

€ millions	Notes	2024	2023
Cash and cash equivalents	(E.3)	9,609	8,124
Other financial assets	(D.6), (E.3)	1,629	3,344
Trade and other receivables	(A.2)	6,774	6,322
Other non-financial assets	(A.3), (G.1)	2,682	2,374
Tax assets		707	407
Total current assets		21,401	20,571
Goodwill	(D.2)	31,147	29,081
Intangible assets	(D.3)	2,706	2,505
Property, plant, and equipment	(D.4), (D.5)	4,493	4,276
Other financial assets	(D.6), (E.3)	7,141	5,543
Trade and other receivables	(A.2)	209	203
Other non-financial assets	(A.3), (G.1)	3,990	3,573
Tax assets		359	382
Deferred tax assets	(C.5)	2,676	2,197
Total non-current assets		52,721	47,760
Total assets		74,122	68,331
Trade and other payables		1,990	1,783
Tax liabilities		585	266
Financial liabilities	(E.3), (D.5)	4,277	1,735
Other non-financial liabilities	(B.3), (B.5), (G.2)	5,533	5,647
Provisions	(A.4), (B.6), (G.3)	716	235
Contract liabilities	(A.1)	5,978	4,975
Total current liabilities		19,079	14,641
Trade and other payables		10	39
Tax liabilities		509	874
Financial liabilities	(E.3), (D.5)	7,169	7,941
Other non-financial liabilities	(B.3), (B.5), (G.2)	749	698
Provisions	(A.4), (B.4), (B.6)	494	432
Deferred tax liabilities	(C.5)	215	267
Contract liabilities	(A.1)	88	33
Total non-current liabilities		9,235	10,284
Total liabilities		28,314	24,925
Issued capital		1,229	1,229
Share premium		2,564	1,845
Retained earnings		42,907	42,457
Other components of equity		4,694	2,367
Treasury shares		–5,954	–4,741
Equity attributable to owners of parent		45,440	43,157
Non-controlling interests	(E.2)	368	249
Total equity	(E.2)	45,808	43,406
Total equity and liabilities		74,122	68,331

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Changes in Equity of SAP Group for the Years Ended December 31

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total

Notes	(E.2)	(E.2)		(E.2)	(E.2)

1/1/2022	1,229	1,918	37,022	1,757	–3,072	38,853	2,670	41,523
Profit after tax[1]			2,284			2,284	–576	1,708
Other comprehensive income			56	2,044		2,100	180	2,280
Comprehensive income			2,340	2,044		4,385	–396	3,988
Share-based payments		1,163				1,163	325	1,488
Dividends			–2,865			–2,865	–29	–2,895
Purchase of treasury shares					–1,500	–1,500		–1,500
Reissuance of treasury shares under share-based payments					230	230		230
Changes in non-controlling interests			–92			–92	90	–3
Other changes			13			13	2	15
12/31/2022	1,229	3,081	36,418	3,801	–4,341	40,186	2,662	42,848
Profit after tax[1]			6,139			6,139	–175	5,964
Other comprehensive income			–36	–1,433		–1,469	–172	–1,641
Comprehensive income			6,103	–1,433		4,670	–347	4,323
Share-based payments		1,032				1,032	121	1,153
Dividends			–2,395			–2,395	–21	–2,417
Purchase of treasury shares					–968	–968		–968
Reissuance of treasury shares under share-based payments					568	568		568
Changes in non-controlling interests		–2,268	2,197			–71	–2,164	–2,235
Other changes			135			135	–1	134
12/31/2023	1,229	1,845	42,457	2,367	–4,741	43,157	249	43,406
Profit after tax			3,124			3,124	26	3,150
Other comprehensive income			–23	2,320		2,297	28	2,326
Comprehensive income			3,101	2,320		5,421	54	5,476
Share-based payments, before tax		399				399		399
Income taxes relating to share-based payments		320				320		320
Dividends			–2,565			–2,565	–2	–2,566
Purchase of treasury shares					–2,108	–2,108		–2,108
Reissuance of treasury shares under share-based payments					895	895		895
Other changes			–86	7		–79	66	–13
12/31/2024	1,229	2,564	42,907	4,694	–5,954	45,440	368	45,808
The accompanying Notes are an integral part of these Consolidated Financial Statements.
[1] From continuing and discontinued operations.

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Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31

€ millions	Notes	2024	2023	2022
Profit after tax[1]		3,150	5,964	1,708
Adjustments to reconcile profit after tax to net cash flow from operating activities:
(Profit) loss after tax from discontinued operations		0	–2,363	1,359
Depreciation and amortization	(D.2)–(D.4)	1,280	1,373	1,569
Share-based payment expenses	(B.3)	2,385	2,220	1,431
Income tax expense	(C.5)	1,614	1,741	1,446
Financial income, net	(C.4)	–398	456	1,389
Decrease/increase in allowances on trade receivables		30	–10	77
Other adjustments for non-cash items		110	23	–175
Decrease/increase in trade and other receivables		–247	–393	196
Decrease/increase in other assets		–632	–700	–1,213
Increase/decrease in trade payables, provisions, and other liabilities		603	633	154
Increase/decrease in contract liabilities		869	443	643
Share-based payments	(B.3)	–1,282	–1,091	–1,180
Interest paid		–550	–393	–244
Interest received		563	469	156
Income taxes paid, net of refunds[2]		–2,277	–2,161	–1,642
Net cash flows from operating activities – continuing operations		5,220	6,210	5,675
Net cash flows from operating activities – discontinued operations	(D.1)	0	122	–29
Net cash flows from operating activities[1]		5,220	6,332	5,647
Cash flows for business combinations, net of cash and cash equivalents acquired		–1,114	–1,168	–679
Proceeds from sales of subsidiaries or other businesses		0	0	289
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses		0	–91	0
Purchase of intangible assets and property, plant, and equipment		–797	–785	–877
Proceeds from sales of intangible assets or property, plant, and equipment		122	99	95
Purchase of equity or debt instruments of other entities		–6,401	–3,566	–2,320
Proceeds from sales of equity or debt instruments of other entities		7,533	907	4,190
Net cash flows from investing activities – continuing operations		–656	–4,603	699
Net cash flows from investing activities – discontinued operations	(D.1)	0	5,510	–32
Net cash flows from investing activities[1]		–656	906	667
Dividends paid	(E.2)	–2,565	–2,395	–2,865
Dividends paid on non-controlling interests		–1	–13	–12
Purchase of treasury shares	(E.2)	–2,106	–949	–1,500
Proceeds from borrowings	(E.3)	2,767	13	158
Repayments of borrowings	(E.3)	–1,185	–4,081	–1,445
Payments of lease liabilities		–310	–332	–410
Transactions with non-controlling interests	(E.2)	–11	0	0
Net cash flows from financing activities – continuing operations		–3,412	–7,758	–6,074
Net cash flows from financing activities – discontinued operations	(D.1)	0	24	–263
Net cash flows from financing activities[1]		–3,412	–7,734	–6,337
Effect of foreign currency rates on cash and cash equivalents		333	–388	134
Net decrease/increase in cash and cash equivalents		1,485	–883	109
Cash and cash equivalents at the beginning of the period	(E.3)	8,124	9,008	8,898
Cash and cash equivalents at the end of the period	(E.3)	9,609	8,124	9,008
The accompanying Notes are an integral part of these Consolidated Financial Statements.
[1] From continuing and discontinued operations.

[2] Total income taxes paid, net of refunds 2023: –€2,973 million, thereof contained in the line item “Net cash flows from investing activities – discontinued operations”: –€815 million.

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Notes

(IN.1)       Basis for Preparation

General Information

The registered domicile of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The Consolidated Financial Statements for 2024 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS) and the additional requirements set forth in section 315e (1) of the German Commercial Code (HGB).

We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2024. There were no standards or interpretations as at December 31, 2024, impacting our Consolidated Financial Statements for the years ended December 31, 2024, 2023, and 2022, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 19, 2025, for submission to our Supervisory Board which approved the Consolidated Financial Statements on the same day.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. As figures are rounded, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Amounts disclosed in the Notes that are taken directly from our  Consolidated Income Statements or our Consolidated Statements of Financial Position are marked with the symbols  and , respectively.

Furthermore, all financial numbers in the Consolidated Financial Statements are based on continuing operations (unless otherwise noted).

Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty

How We Present Our Accounting Policies, Judgments, and Estimates

To ease the understanding of our financial statements, we present the accounting policies, management judgments, and sources of estimation uncertainty (hereafter: accounting policies, judgments, and estimates) on a given subject together with other disclosures related to the same subject in the Note that deals with this subject. Accounting policies, judgments, and estimates that do not relate to a specific subject are presented in the following section.

For easier identification of our accounting policies, judgments, and estimates, the respective disclosures are marked with the symbol and highlighted with a light gray box. They focus on the accounting choices made within the framework of the prevailing IFRS and refrain from repeating the underlying promulgated IFRS guidance, unless we consider it particularly important to the understanding of a Note’s content.

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The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed:

Note	Accounting Policies, Judgments, and Estimates

(IN.1)	Basis for Preparation

(A.1)	Revenue

(A.2)	Trade and Other Receivables

(A.3)	Capitalized Cost from Contracts with Customers

(A.4)	Customer-Related Provisions

(B.3)	Share-Based Payments

(B.4)	Pension Plans and Similar Obligations

(B.5)	Other Employee-Related Obligations

(B.6)	Restructuring

(C.1)	Results of Segment

(C.5)	Income Taxes

(D.1)	Business Combinations and Divestitures

(D.2)	Goodwill

(D.3)	Intangible Assets

(D.4)	Property, Plant, and Equipment

(D.5)	Leases

(D.6)	Equity Investments

(D.9)	Income-Related Government Grants

(E.2)	Total Equity

(E.3)	Liquidity

(F.1)	Financial Risk Factors and Risk Management

(F.2)	Fair Value Disclosures on Financial Instruments

(G.3)	Other Litigation, Claims, and Legal Contingencies

(G.5)	Executive and Supervisory Board Compensation

General Accounting Policies
Bases of Measurement
The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
–	Derivative financial instruments, liabilities for cash-settled share-based payments, and financial assets with cash flows that are not solely payments of principal or interest are measured at fair value.
–	Post-employment benefits are measured at the present value of the defined benefit obligations less the fair value of the plan assets.
–	Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates.
–	Provisions are recognized at the best estimate of their fulfillment amount when they occur.

Foreign Currencies

Income and expenses and operating cash flows of our foreign subsidiaries that use a functional currency other than the Euro are translated at average rates of foreign exchange (FX) computed on a monthly basis. Exchange differences resulting from foreign currency transactions are recognized in other non-operating income/expense, net.

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The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1		Middle Rate as at 12/31		Annual Average Exchange Rate
		2024	2023	2024	2023	2022
Australian dollar	AUD	1.6772	1.6263	1.6399	1.6285	1.5174
Canadian dollar	CAD	1.4948	1.4642	1.4819	1.4596	1.3703
Swiss franc	CHF	0.9412	0,9260	0.9526	0.9717	1.0052
Pound sterling	GBP	0.8292	0.8691	0.8466	0.8699	0.8526
Japanese yen	JPY	163.06	156.33	163.82	151.94	138.01
U.S. dollar	USD	1.0389	1.1050	1.0821	1.0816	1.0539

Cost Classification

Cost of Cloud and Software

Cost of cloud and software includes the costs incurred in providing the services and producing the goods that generate cloud and software revenue. Consequently, this line item primarily includes employee expenses relating to these services, amortization of acquired intangibles, fees for third-party licenses, depreciation of our property, plant, and equipment (for example, of our data centers in which we host our cloud solutions), and costs for third-party hosting services. For more information about the capitalization of costs from contracts with customers, see Note (A.3).

Cost of Services

Cost of services includes the costs incurred in providing the services that generate service revenue. Consequently, this line item primarily includes employee expenses and related training, system and system administration costs, and costs for third-party resources.

Research and Development

Research and development includes the costs incurred by activities related to the development of cloud and software solutions including resource and hardware costs for the development systems. The same applies for all activities related to changes in the code of SAP’s cloud and software solutions. For more information about the recognition of internally generated intangible assets from development, see Note (D.3).

Sales and Marketing

Sales and marketing includes the costs incurred for the selling activities (such as sales commissions and amortization of capitalized sales commissions) and marketing activities related to our software and cloud solutions and our service portfolio. For more information about the capitalization of costs from contracts with customers, see Note (A.3).

General and Administration

General and administration includes the costs related to finance and administrative functions, human resources, and general management as long as they are not directly attributable to one of the other operating expense line items.

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Management Judgments and Sources of Estimation Uncertainty

The preparation of the Consolidated Financial Statements requires our management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent liabilities.

We base our judgments, estimates, and assumptions on historical and forecast information, and on regional and industry economic conditions in which we or our customers operate. Changes to these conditions could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our recognized assets, liabilities, revenues, and expenses and disclosed contingent liabilities. Actual results could differ significantly from original estimates.

The accounting policies that most frequently or significantly require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

Note	Material Accounting Policies

(A.1)	Revenue recognition and revenue presentation

(A.2)	Valuation of trade receivables

(A.4), (G.3)	Accounting for legal contingencies, provisions

(B.3)	Accounting for share-based payments

(C.5)	Accounting for income taxes

(D.1)	Accounting for business combinations

(D.2)	Accounting for goodwill

(D.3)	Accounting for intangible assets (including recognition of internally generated intangible assets from development)

(D.6)	Accounting for equity investments

Our management periodically discusses these material accounting policies with the Audit and Compliance Committee of our Supervisory Board.

New Accounting Standards Not Yet Adopted

The IASB has issued various amendments to the IFRS standards (such as IFRS 9 and IFRS 7 (Amendments to the Classification, Measurement, and Disclosure of Financial Instruments) and IFRS 9 and IFRS 7 (Amendments to Contracts Referencing Nature-dependent Electricity)) that are relevant for SAP but not yet effective. We are currently assessing the impact on SAP, but do not expect material effects on our financial position or profit after tax.

In April 2024, the IASB released IFRS 18 (Presentation and Disclosure in Financial Statements). The new standard will substantially affect the presentation of consolidated income statements and introduce additional disclosure requirements. The standard will become effective on January 1, 2027. SAP is currently evaluating this standard and the impact it may have on SAP’s financial statements disclosures.

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Section A – Customers

This section discusses disclosures related to contracts with our customers. These include but are not limited to explanations of how we recognize revenue, revenue disaggregation, and information about our trade receivables and customer-related obligations.

(A.1)       Revenue

Accounting for Revenue from Contracts with Customers

Classes of Revenue

We derive our revenue from fees charged to our customers for the use of our cloud offerings, for licenses to our on-premise software products, and for standardized and premium support services, consulting, customer-specific software developments, training, and other services.

Cloud and software revenue, as presented in our Consolidated Income Statements, is the sum of our cloud revenue, our software license revenue, and our software support revenue.

Cloud revenue represents fees earned from providing customers with any of the following:

Software as a service (SaaS), that is, a right to use software functionality (including standard functionalities and custom cloud applications and extensions) in a cloud-based infrastructure hosted by SAP or third parties engaged by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to either run it on its own IT infrastructure or to engage a third-party provider unrelated to SAP to host and manage the software; SaaS also includes transaction and agent fees for transactions that customers execute on our cloud-based transaction platforms.

Platform as a service (PaaS), that is, access to a cloud-based platform to develop, deploy, integrate, and manage applications.

Infrastructure as a service (IaaS), that is, hosting and related application management services for software hosted by SAP or third parties engaged by SAP.

Premium cloud support, that is, support beyond the regular support embedded in the underlying cloud subscription services.

Software license revenue represents fees earned from the sale or license of software to customers for use on the premises owned or fully controlled by the customer, in other words, where the customer has the right to take possession of the software for installation on the customer’s premises or on hardware of third-party hosting providers unrelated to SAP (on-premise software). Software license revenue includes revenue from both the sale of our standard software products and customer-specific on-premise-software development agreements.

Software support revenue represents fees earned from providing customers with standardized support services that comprise unspecified future software updates, upgrades, and enhancements as well as technical product support services for on-premise software products.

Services revenue primarily represents fees earned from professional consulting services, premium support services, and training services.

Identification of a Contract

We frequently enter into multiple contracts with the same customer. For accounting purposes, we treat these contracts as a single contract if they are entered into at or near the same time and are economically interrelated. We do not combine contracts with closing days more than three months apart because we do not consider them being entered into near the same time. Judgment is required in evaluating whether various contracts are interrelated, which includes considerations as to whether they were negotiated as a package with a single commercial objective, whether the amount of

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consideration on one contract is dependent on the performance of the other contract, or if some or all goods in the contracts are a single performance obligation.

New arrangements with existing customers can be either a new contract or the modification of prior contracts with the customer. Our judgment in making this determination considers whether there is a connection between the new arrangement and the pre-existing contracts, whether the goods and services under the new arrangement are highly interrelated with the goods and services sold under prior contracts, and how the goods and services under the new arrangement are priced. In determining whether a change in transaction price represents a contract modification or a change in variable consideration, we examine whether the change in price results from changing the contract or from applying unchanged existing contract provisions.

Identification of Performance Obligations

Our customer contracts often include various products and services. Typically, the products and services outlined in the Classes of Revenue section qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately. Judgment is required, however, in determining whether a good or service is considered a separate performance obligation. For our professional services and implementation activities, judgment is required to evaluate whether such services significantly integrate, customize, or modify the on-premise software or cloud service to which they relate. In this context, we consider the nature of the services and their volume relative to the volume of the on-premise software or cloud service to which they relate. In general, the implementation services for our cloud services go beyond pure setup activities and qualify as separate performance obligations. Similarly, our on-premise implementation services and our custom development services typically qualify as separate performance obligations. Non-distinct goods and services are combined into one distinct bundle of goods and services (combined performance obligation).

When selling goods or services, we frequently grant customers options to acquire additional goods or services (for example, renewals of cloud or support arrangements, or additional volumes of purchased cloud solutions or software). We apply judgment in determining whether such options provide a material right to the customer that the customer would not receive without entering into that contract. In this judgment, we consider, for example, whether the options entitle the customer to a discount that exceeds the discount granted for the respective goods or services sold together with the option.

In scenarios where SAP

–	Sells indirectly to end customers via partners

–	Sells third-party products to end customers

–	Provides services to end customers with the support of suppliers,

SAP determines the respective nature of the performance obligation and whether SAP is providing the specified good or service itself or arranging for the good or service to be provided by the third party. SAP identifies whether it (or the partner) is acting as principal or agent in line with this performance obligation assessment. SAP exercises judgment in making this assessment, which is based on the question of whether the intermediary controls the specified good or service before it is transferred to the customer. In exercising this judgment, SAP relies in the majority of cases on the legal responsibility towards the customer in providing the specified good or service and on its pricing discretion for that good or service.

Determination of Transaction Price

We apply judgment in determining the amount to which we expect to be entitled in exchange for transferring promised goods or services to a customer. Generally, variable consideration is estimated based on the most likely amount and is included in the transaction price to the extent that the constraint does not apply. This includes estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. In this judgment, we consider our history with the respective customer or on a portfolio basis.

The recognition constraint is applied to on-premise software transactions that include usage-based or sales-based contingent fees. In contrast, our typical cloud services do not provide the customer with a

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software license because the customer does not have the right to terminate the hosting contract and take possession of the software. Consequently, variable cloud fees are considered in the transaction price based on estimates, rather than being accounted for as usage-based or sales-based license royalties. If SAP pays consideration to a customer in exchange for a distinct good or service, and such purchase is linked to a customer contract, an estimate of fair value of such goods and services is required to conclude whether or not to account for a reduction in the transaction price of the linked customer contract.

Only very rarely do our contracts include significant financing components. We do not account for financing components if the period between when SAP transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

Allocation of Transaction Price

We have established a hierarchy to identify the standalone selling prices (SSPs) that we use to allocate the transaction price of a customer contract to the performance obligations in the contract.

–	Where the SSPs for an offering are observable and reasonably consistent across customers (that is, not highly variable), our SSP estimates are derived from our respective pricing history. Typically, our standardized support offerings and our professional service offerings follow this approach.

–	Where sales prices for an offering are not directly observable or highly variable across customers, we use estimation techniques.

Effective 2024, we applied a new technique to estimate the SSP of our cloud offerings, using input parameters that more appropriately reflect SAP’s matured commercial models and observed pricing practices in the cloud. This SSP considers overall pricing objectives, taking market conditions and other factors into account. We estimate the SSP using a specific pricing range that encompasses the majority of our transactions.

SAP estimates the impact of this change in estimation technique for our cloud offerings on the allocation of transaction prices to performance obligations within customer contracts to be immaterial for the current period.

–	As SAP’s go-to-market strategies evolve further, SAP continuously monitors its commercial models and pricing practices, which could result in changes to our SSPs in the future. For offerings for which we cannot justify a range and we observe highly variable pricing, and for which we lack substantial direct costs to estimate based on a cost-plus-margin approach, we allocate the transaction price by applying a residual approach. We use this technique in particular for our standard on-premise software offerings.

Judgment is required when estimating SSPs. To judge whether the historical pricing of our goods and services is highly variable, we have established thresholds of pricing variability.

When we estimate an SSP range based on pricing objectives, we use judgment in determining the upper and lower end of the range. Such judgment considers price points achieved in the market as well as strategic pricing decisions.

The SSPs of material right options depend on the probability of option exercise. In estimating these probabilities, we apply judgment considering historical exercise patterns.

–	Recognition of Revenue

Cloud revenue is recognized over time as the services are performed. For cloud business models where we grant rights to continuously access and use one or more cloud offerings for a certain term, revenue is recognized based on time elapsed and thus ratably over this term. For cloud business models provisioned on a consumption basis where a customer commits to a fixed value of spend on cloud services throughout the contract term, but with the discretion to call off cloud services during the contract term, we recognize revenue based on consumption as it best reflects our measure towards satisfaction of that performance obligation. In limited scenarios where the transaction price is entirely variable and determined by the customer’s consumption, we recognize revenue based on usage in the period in which it was earned.

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Software license revenue is recognized at a point in time or over time depending on whether we deliver standard software, customer-specific software, or software subscription contracts that combine the delivery of software and the obligation to deliver, in the future, unspecified software products:

–	Licenses for our standard on-premise software products are typically delivered by providing the customer with access to download the software. We recognize revenue for these on-premise licenses at the point in time when we grant the license rights to the customer and the customer has access to and thus control over the software. In judging whether our on-premise software offerings grant customers a right to use, rather than a right to access, our intellectual property, we have considered the usefulness of our software without subsequent updates to it.

–	Typically, our customer-specific on-premise software development agreements:

▪ Represent software developed for specific needs of individual customers and therefore do not have any use for us

▪ Provide us with an enforceable right to payment for performance completed to date

For such development agreements, we recognize revenue over time as the software development progresses. Judgment is required in identifying an appropriate method to measure the progress toward complete satisfaction of such performance obligations. We typically measure progress of our development agreements based on the direct costs incurred to date in developing the software as a percentage of the total reasonably estimated direct costs to fully complete the development work (input-based percentage-of-completion method). This method of measuring progress faithfully depicts the transfer of the development services to the customer, as substantially all of these costs are cost of the staff or third parties performing the development work. In estimating the total cost to fully complete the development work, we consider our history with similar projects.

–	For agreements that combine the delivery of software and the obligation to deliver, in the future, unspecific software products, we recognize revenue at a point in time for licenses that are made immediately accessible to the customer. We recognize revenue ratably over the term of the software subscription contract for the unspecified software products, as our performance obligation is to stand ready to deliver such products on a when-and-if-available basis.

Software support revenue is typically recognized based on time elapsed and thus ratably over the term of the support arrangement. Under our standardized support services, our performance obligation is to stand ready to provide technical product support and unspecified updates, upgrades, and enhancements on a when-and-if-available basis. Our customers simultaneously receive and consume the benefits of these support services as we perform.

Service revenue is typically recognized over time. Where we stand ready to provide the service (such as access to learning content), we recognize revenue based on time elapsed and thus ratably over the service period. Consumption-based services (such as separately identifiable consulting services and premium support services and classroom training services) are recognized over time as the services are utilized, typically following the percentage-of-completion method or ratably. We apply judgment in determining whether a service qualifies as a stand-ready service or as a consumption-based service.

Revenue for combined performance obligations is recognized over the longest period of all promises in the combined performance obligation.

Judgment is also required in determining whether revenue is to be recognized at a point in time or over time. For performance obligations satisfied over time, we need to measure progress using the method that best reflects SAP’s performance. When using cost incurred as a measure of progress for recognizing revenue over time, we apply judgment in estimating the total cost to satisfy the performance obligation.

All of the judgments and estimates mentioned above can significantly impact the timing and amount of revenue to be recognized.

Contract Balances

We recognize trade receivables for performance obligations satisfied over time gradually as the performance obligation is satisfied and in full once the invoice is due. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

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Contract liabilities primarily reflect invoices due or payments received in advance of revenue recognition.

Typically, we invoice fees for on-premise standard software on contract closure and software delivery. Periodic fixed fees for cloud subscription services, software support services, and other multi-period agreements are typically invoiced yearly or quarterly in advance. Such fee prepayments account for the majority of our contract liability balance. Fees based on actual transaction volumes for cloud subscriptions and fees charged for non-periodical services are invoiced as the services are delivered. While payment terms and conditions vary by contract type and region, our terms typically require payment within 30 to 60 days.

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers. The regions in the following table are EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Total Revenue by Region

€ millions	2024	2023	2022
Germany	5,359	4,921	4,469
Rest of EMEA	10,216	9,083	8,440
EMEA	15,575	14,004	12,909
United States	11,056	10,204	9,799
Rest of Americas	2,752	2,558	2,427
Americas	13,808	12,762	12,227
Japan	1,388	1,243	1,218
Rest of APJ	3,404	3,199	3,166
APJ	4,793	4,441	4,384
SAP Group	34,176	31,207	29,520

Major Revenue Classes by Region

€ millions	Cloud Revenue			Cloud and Software Revenue
	2024	2023	2022	2024	2023	2022
EMEA	6,892	5,241	4,137	13,534	12,028	11,081
Americas	7,872	6,642	5,810	11,987	10,959	10,456
APJ	2,377	1,781	1,478	4,308	3,937	3,855
SAP Group	17,141	13,664	11,426	29,830	26,924	25,391

Remaining Performance Obligations

Amounts of a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. They include amounts recognized as contract liabilities and amounts that are contracted but not yet due.

The transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as at December 31, 2024, was €78.4 billion (December 31, 2023: €58.7 billion). The prior-year’s figure was corrected to reflect an increase of €0.7 billion to include the transaction price from premium engagement contracts previously classified as having a termination-for-convenience-right. The transaction price thereof allocated to cloud performance obligations that were unsatisfied or partially unsatisfied (total cloud backlog) as at December 31, 2024, was €63.3 billion (December 31, 2023: €44.3 billion). The remaining amount mostly comprises obligations to provide software support services. The vast majority of software support contracts are contracts in the renewal

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phase that typically have a one-year contract term, while cloud subscription contracts typically are multiple-year contracts. The portion of remaining performance obligations related to services consists of non-cancelable revenue from contracts for projects with a predefined output and from premium engagements. Overall, approximately 40% of the total remaining performance obligations is expected to be recognized over the next 12 months following the respective balance sheet date.

The transaction price allocated to remaining performance obligations varies between reporting periods, primarily due to the recognition of revenue for performance obligations outstanding at the end of the prior year and the addition of new contracts within SAP’s cloud, maintenance, and services business. Other contributing factors include contract modifications, upsells, renewals, currency exchange rate fluctuations, and pricing adjustments.

The revenue recognized in fiscal year 2024 for contract renewals, new contracts, and contract modifications is presented on a gross basis in the following reconciliation of outstanding performance obligations. This means that it is included as a positive entry under “Add renewals, new contracts and modifications” and as a negative entry under “Less revenue recognized in 2024.”

Reconciliation of Remaining Performance Obligations

€ billions	2024
12/31/2023	58.7
Add renewals, new contracts and modifications:
- Cloud	36.2
- Maintenance	10.8
- Services and others[1]	5.1
Less revenue recognized in 2024:
- Cloud	17.1
- Maintenance	11.3
- Services	4.3

Acquisitions and divestments[2]	0.4

12/31/2024	78.4

1 Others mainly comprises currency fluctuations for our services and maintenance contracts, price increases for our maintenance contracts, and changes to the remaining performance obligations for our software contracts.

2 The 2024 acquisitions and divestments figure refers to the acquisition of WalkMe.

Performance Obligations Satisfied in Previous Years

Revenue recognized in the reporting period for performance obligations satisfied in earlier periods was €75 million (December 31, 2023: €78 million), mainly resulting from changes in estimates of variable considerations and changes in estimates related to percentage-of-completion-based contracts.

Contract Balances

The following table presents the activities impacting contract liabilities balances during the year ended December 31, 2024:

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Contract Liabilities

€ billions	2024
1/1/2024	5.0
Increases resulting from billing and invoices becoming due	13.2
Decreases resulting from satisfaction of performance obligations	–12.3
Other[1]	0.2
12/31/2024	6.1

1 Other includes, for example, the impact of foreign currency translation and business combinations.

The amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the reporting period was €4.7 billion (December 31, 2023: €4.5 billion).

(A.2)       Trade and Other Receivables

Accounting for Trade and Other Receivables

Depending on the business model, we measure trade receivables and contract assets from contracts with customers either at amortized cost, or at fair value through other comprehensive income (OCI) less expected credit losses. We account for expected credit losses by recording an allowance on a portfolio basis. We apply the simplified impairment approach. On initial measurement of the receivables, we consider all credit losses that are expected to occur during the lifetime of the receivables. We use a provision matrix to estimate these losses.

Additionally, we recognize allowances for individual receivables if there is objective evidence of credit impairment.

Account balances are written off either partially or in full if we judge that the likelihood of recovery is remote.

For information about how the default risk for trade receivables is analyzed and managed, how the loss rates for the provision matrix are determined, how credit impairment is determined and what our criteria for write-offs are, see the section on credit risk in Note (F.1).

In our Consolidated Income Statements, net gains/losses from expected credit loss allowances are included in Other operating income/expense, net. Gains/losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net.

Determining our expected credit loss allowance involves significant judgment. In this judgment, we primarily consider our historical experience with credit losses in the respective provision matrix risk class and current data on overdue receivables. We expect that our historical default rates represent a reasonable approximation for future expected customer defaults. Besides historical data, our judgment used in developing the provision matrix considers reasonable and supportable forward-looking information (for example, changes in country risk ratings, and fluctuations in credit default swaps of the countries in which our customers are located).

The assessment of whether a receivable is collectible involves the use of judgment and requires us to make assumptions about customer defaults that could change significantly.

By applying this judgment, we record an allowance for a specific customer when it is probable that a credit loss has occurred and the amount of the loss is reasonably estimable. Basing the expected credit loss allowance for the remaining receivables primarily on our historical loss experience likewise requires judgment, as history may not be indicative of future development. Also, including reasonable and supportable forward-looking information in the loss rates of the expected credit loss allowance requires judgment, as they may not provide a reliable prediction for future development.

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Trade and Other Receivables

€ millions	2024			2023
	Current	Non- Current	Total	Current	Non- Current	Total
Trade receivables, net	6,231	0	6,231	5,892	5	5,897
Other receivables	543	209	752	429	198	627
Total	6,774	209	6,983	6,321	203	6,524

Contract assets are included in Other receivables in our Statements of Financial Position. Contract assets as at December 31, 2024, were €441 million (December 31, 2023: €307 million).

For more information about financial risk, how we manage credit risk, and details of our trade receivables and contract assets allowances, see Note (F.1).

(A.3)       Capitalized Cost from Contracts with Customers

Costs of Obtaining Customer Contracts

Capitalized costs from customer contracts are classified as Other non-financial assets in our Statements of Financial Position.

The capitalized assets for the incremental costs of obtaining a customer contract consist of sales commissions earned by our sales force and partners as well as amounts paid to employees with non-sales roles when the payments meet the definition of being an incremental cost to obtain a contract with a customer. Judgment is required in determining the amounts to be capitalized, particularly where the commissions are based on cumulative targets and where commissions relate to multiple performance obligations in one customer contract. We capitalize such cumulative target commissions for all customer contracts that count towards the cumulative target but only if nothing other than obtaining customer contracts can contribute to achieving the cumulative target. Commissions for contracts with multiple performance obligations or for probable renewals thereof are allocated to these performance obligations and probable renewals relative to the respective standalone selling price.

Our sales commission payments for customer contract renewals are typically not commensurate with the commissions paid for new contracts. Thus, the commissions paid for renewable new contracts also relate to expected renewals of these contracts. Consequently, we amortize sales commissions paid for new customer contracts on a straight-line basis over the expected contract life including probable contract renewals. Judgment is required in estimating these contract lives. In exercising this judgment, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life or if there are potential indicators of impairment. Commensurate payments are amortized over the contract term to which they relate.

The amortization periods range from 18 months to seven years depending on the type of offering. Amortization of the capitalized costs of obtaining customer contracts is classified mainly as sales and marketing expense. We expense the incremental costs of obtaining a customer contract as incurred if we expect an amortization period of one year or less.

Costs to Fulfill Customer Contracts

Capitalized costs incurred to fulfill customer contracts mainly consist of direct costs for set-up and implementation of cloud products and custom cloud development contracts as far as these costs are not in scope of other accounting standards than IFRS 15. These costs are amortized after completion of the setup and implementation or the development, respectively, on a straight-line basis over the expected life of the cloud subscription contract including expected renewals. For the life of the contract, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life. The amortization periods range from five to seven years depending on the type of offering. In addition, the capitalized costs include third-party license fees which are amortized over the term of the third-party

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license contract. Judgment is required in evaluating whether costs are directly related to customer contracts and in estimating contract lives.

Amortization of capitalized costs to fulfill customer contracts is included in the cost of cloud.

Capitalized Cost from Contracts with Customers

€ millions	2024			2023
	Current	Non- Current	Total	Current	Non- Current	Total
Capitalized cost of obtaining customer contracts	1,086	3,221	4,307	1,046	2,918	3,964
Capitalized cost to fulfill customer contracts	264	272	536	199	236	436
Capitalized contract cost	1,350	3,492	4,843	1,246	3,154	4,400
Other non-financial assets	2,682	3,990	6,672	2,374	3,573	5,947
Capitalized contract cost as % of Other non-financial assets	50	88	73	52	88	74

Amortization Expense

€ millions	2024	2023
Capitalized cost of obtaining customer contracts	1,107	1,000
Capitalized cost to fulfill customer contracts	418	327

(A.4)       Customer-Related Provisions

Expected Contract Losses

Customer-related provisions mainly include expected contract losses. We adjust these provisions as further information becomes available and as circumstances change. Non-current provisions are measured at the present value of their expected settlement amounts as at the reporting date.

The unit of account for the identification of potential onerous customer contracts is based on the contract definition of IFRS 15 including the contract combination guidance. The economic benefits considered in the assessment comprise the future benefits we are directly entitled to under the contract as well as the anticipated future benefits that are the economic consequence of the contract if these benefits can be reliably determined.

Customer-Related Litigation and Claims

Customer-related provisions also include obligations resulting from customer-related litigation and claims. We are currently confronted with various claims and legal proceedings, including claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and occasionally claims that relate to customers being dissatisfied with the products and services that we have delivered to them. The obligations arising from customer-related litigation and claims comprise cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights.

Due to uncertainties relating to these matters, provisions are based on the best information available. Significant judgment is required in the determination of whether and when a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following areas:

–	Determining whether an obligation exists

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–	Determining the probability of outflow of economic benefits

–	Determining whether the amount of an obligation is reliably estimable

–	Estimating the amount of the expenditure required to settle the present obligation

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period, but before the Consolidated Financial Statements are authorized for issue, to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Changes to the estimates and assumptions underlying our accounting for legal contingencies, and outcomes that differ from these estimates and assumptions, could require material adjustments to the carrying amounts of the respective provisions recorded and additional provisions. The expected timing or amounts of any outflows of economic benefits resulting from these lawsuits and claims are uncertain and not estimable, as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions.

Contingent liabilities exist in respect of customer-related litigation and claims for which no provision has been recognized. It is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around these lawsuits and claims as outlined above.

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Section B – Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5).

(B.1)       Employee Headcount

The following table provides an overview of employee headcount, broken down by function and by the regions EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Employee Headcount by Region and Function

Full-time equivalents	12/31/2024				12/31/2023				12/31/2022
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,543	4,339	4,764	13,646	4,389	4,266	4,426	13,080	4,178	4,025	4,538	12,740
Services	8,485	4,719	5,566	18,770	8,178	5,013	5,481	18,672	8,129	5,106	5,769	19,005
Research and development	18,819	5,677	13,094	37,590	18,086	5,884	12,474	36,444	17,764	5,752	11,764	35,280
Sales and marketing	12,042	9,801	5,139	26,983	12,086	10,300	5,342	27,728	11,671	10,633	5,463	27,766
General and administration	3,836	1,836	1,300	6,971	3,619	1,777	1,307	6,704	3,387	1,804	1,240	6,431
Infrastructure	3,076	1,164	921	5,161	2,834	1,274	867	4,975	2,795	1,382	912	5,089
SAP Group (December 31)	50,801	27,536	30,784	109,121	49,191	28,515	29,897	107,602	47,924	28,702	29,686	106,312
thereof acquisitions	413	414	86	912	421	138	0	558	188	189	8	385
SAP Group (months’ end average)	49,764	27,394	29,997	107,155	48,222	28,239	29,582	106,043	47,359	28,785	29,438	105,582

Most of the employees participating in the Company’s voluntary leave programs are scheduled to leave SAP at the beginning of 2025. For more information about the transformation program and its impact on employee headcount, see Note (B.6).

(B.2)       Employee Benefits Expenses

€ millions	2024	2023	2022
Salaries	12,244	12,128	11,369
Social security expenses	2,003	1,919	1,779
Share-based payment expenses	2,385	2,220	1,431
Pension expenses	435	438	447
Employee-related restructuring expenses	3,143	222	85
Termination benefits outside of restructuring plans	68	64	44
Employee benefits expenses	20,278	16,992	15,157

(B.3)       Share-Based Payments

Accounting for Share-Based Payments

Classification in the Income Statements

Share-based payments cover equity-settled and cash-settled awards issued to our employees. The respective expenses are recognized as employee benefits and classified in our Consolidated Income

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Statements according to the activities that the receiving employees perform. Accelerated share-based payment expenses triggered by SAP’s restructuring program are classified as restructuring expenses in our Consolidated Income Statements and included in the restructuring provisions in our Statements of Financial Position. For more information about SAP’s transformation program, see Note (B.6).

Valuation, Judgment, and Sources of Estimation Uncertainty

We use certain assumptions in estimating the fair values for our share-based payments, including expected share price volatility and expected dividend yields. In addition, the final number of Performance Share Units (PSUs) vesting also depends on the achievement of performance indicators. Furthermore, the payout for cash-settled share units depends on our share price on the respective vesting dates. Changes to these assumptions and outcomes that differ from these assumptions could require material adjustments to the carrying amount of the liabilities we have recognized for these share-based payments. The fair value of the share units granted under the SAP Long-Term Incentive Program 2024 and 2020 (LTI 2024 and LTI 2020) is dependent on our performance against the total shareholder return (TSR) for NASDAQ-100 companies, the volatility, and the expected correlation between the TSR of the NASDAQ-100 companies and our TSR.

Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our LTI 2024 and LTI 2020, we believe that future payout will be significantly impacted not only by our share price but also by the relative TSR performance against the NASDAQ-100 companies. Future payouts under our LTI 2024 and LTI 2020 will also be dependent on meeting non-market-based performance conditions based on SAP’s long-term strategy. The latter, however, is not incorporated into our fair value calculation but leads to adjustments of the quantity of awards granted. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout.

Under the OWN SAP share purchase plan, we grant our employees discounts on share purchases. As those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the discounts are granted.

Presentation in the Statements of Cash Flows

We present the payments of our cash-settled share-based payment plans and our equity-settled share-based payment plans that are fulfilled by share purchases at the market separately in our Statements of Cash Flows under Cash flows from operating activities. As a result, the changes in Other assets and in Other liabilities presented in the reconciliation of operating cash flow do not consider share-based payment-related assets or liabilities. Payments of cash-settled share-based payments triggered by SAP’s restructuring program are included in the restructuring payments.

The operating expense line items in our income statements include the following share-based payment expenses:

Share-Based Payment Expenses by Functional Area

€ millions	2024	2023	2022
Cost of cloud	138	94	53
Cost of software licenses and support	42	38	48
Cost of services	360	375	250
Research and development	751	703	440
Sales and marketing	876	834	503
General and administration	217	175	137
Share-based payment expenses	2,385	2,220	1,431
thereof equity-settled share-based payments	1,591	1,414	1,075
thereof cash-settled share-based payments	794	806	356

Additionally, SAP also recognized €309 million (2023: €0 million) in accelerated share-based payment expenses triggered by SAP’s transformation program. These share-based payment expenses are classified as restructuring expenses in our consolidated income statements. For more information about SAP’s restructuring program, see Note (B.6).

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Our major share-based payment plans are described below.

a) Equity-Settled Share-Based Payments

Equity-Settled Move SAP Plan (Move)

To retain and engage executives and certain employees, we grant share units under Move that we intend to predominantly settle in shares. For more information about the terms and conditions of the cash-settled Move plan, see section b) Cash-Settled Share-Based Payments in this Note (B.3).

Different vesting schedules apply to specific share units. Granted share units will vest in different tranches mainly as follows:

–	Restricted Stock Units (RSUs) with service condition only

-	Over a half-year period,

-	Over a three-year period on a quarterly basis after a waiting period of six months, or

–	Performance Share Units (PSUs) with service condition and upon achieving certain key performance indicators (KPIs)

-	Over a three-year period on a quarterly basis after a waiting period of 12 months.

The number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant: Operating profit (non-IFRS at constant currencies) and Cloud revenue (at constant currencies). Depending on the weighted average performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 134.5% in 2024 (2023: 112.4%).

We intend to settle the share units classified as equity-settled by reissuing treasury shares upon vesting (for more information, see Note (E.2)).

The valuation was based on the following parameters and assumptions:

Fair Value and Parameters Used at Grant Date in 2024

€, unless otherwise stated	Move (2024 Tranche)
Weighted average fair value as at grant date	175.09
Information how fair value was measured at grant date
Valuation model used	Other[1]
Weighted average share price	170.40
Weighted average expected dividend yield (in %)	1.23
Weighted average initial life at grant date (in years)	1.7

1 For these awards, the fair value is calculated by subtracting expected future dividends until maturity of the respective award from the prevailing share price as at the measurement date.

Fair Value and Parameters Used at Grant Date in 2023

€, unless otherwise stated	Move (2023 Tranche)
Weighted average fair value as at grant date	111.23
Information how fair value was measured at grant date
Valuation model used	Other[1]
Weighted average share price	114.25
Weighted average expected dividend yield (in %)	1.79
Weighted average initial life at grant date (in years)	1.7

1 For these awards, the fair value is calculated by subtracting expected future dividends until maturity of the respective award from the prevailing share price as at the measurement date.

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Changes in Outstanding Awards

Thousands, unless otherwise stated	Move (2022–2024 Tranches)
12/31/2022	11,504
Granted[2]	13,760
Adjustment based on KPI target achievement	115
Exercised	–7,675
Forfeited	–403
Change in settlement[2]	–471
12/31/2023	16,830
Granted[2]	6,944
Adjustment based on KPI target achievement	151
Exercised	–10,193
Forfeited	–392
Change in settlement[2]	–1,149
12/31/2024	12,192

2 We have changed the classification of some share units granted under the Move plan with the initial intention to settle in shares from equity-settled to cash-settled because a cash outflow became probable, in particular due to the restructuring program. Share units with switched classification are considered in the number of granted share units.

The weighted average share price for awards exercised in 2024 was €197.14 (2023: €130.59). The weighted average remaining life of awards outstanding as at December 31, 2024, was 0.9 years (December 31, 2023: 1.1 years).

Own SAP Plan (Own)

Under the share purchase plan Own, employees have the opportunity to purchase, on a monthly basis, SAP shares without any required holding period. The investment per each eligible employee is limited to a percentage of the respective employee’s monthly base salary. SAP matches the employee investment by 40% and adds a subsidy of €20 per month for non-executives. To recognize the employees’ contribution to SAP’s success in 2024, SAP’s contribution was temporarily increased from 40% to 100% from October to December 2024. This plan is not open to members of the Executive Board.

Numbers of Shares Purchased

Millions	2024	2023	2022
Own	4.9	6.5	9.2

As a result of Own, we have commitments to grant SAP shares to employees. We have fulfilled and intend to continue to meet these commitments through an agent who administers the equity-settled programs and purchases shares on the open market. The fair value at grant date is determined based on the average share price of €196.90 (2023: €124.20).

Equity-Settled WalkMe Awards Replacing Pre-Acquisition WalkMe Awards (WalkMe Rights)

In conjunction with the acquisition of WalkMe in 2024, under the terms of the acquisition agreement, SAP exchanged unvested equity-settled Restricted Share Units (RSUs) and Performance Share Units (PSUs) held by employees of WalkMe into equity-settled share-based payment awards of SAP (WalkMe Rights). The WalkMe Rights closely mirror the terms of the replaced awards except that:

–	They are settled in SAP American Depositary Receipts (ADRs).

–	The number of outstanding units were adjusted based on the ratio derived from SAP’s consideration per share (US$14.00) divided by the average closing price of the SAP ADRs over the

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10 trading days ending on the third trading day prior to the closing date (US$215.89), resulting in an Equity Award Exchange Ratio of 0.0648.

There were 0.3 million unvested RSUs and PSUs on the closing date of the WalkMe acquisition, representing a fair value of €42 million after considering expected forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €18 million was allocated to consideration transferred, while €24 million was allocated to future services to be provided. Post-acquisition compensation expenses will be recognized as the awards vest over the remainder of the original vesting terms.

The first vesting occurred on November 20, 2024, with the remaining WalkMe Rights vesting over a period of 4.2 years from the closing date.

On December 31, 2024, the unrecognized expense related to WalkMe Rights was €17 million after considering expected forfeitures and will be recognized over a remaining vesting period of up to 3.9 years.

Recognized Expense

€ millions	2024	2023	2022
Move (2022–2024 Tranches)	1,240	1,175	768
Own	343	239	307
WalkMe Rights	9	NA	NA
Total	1,591	1,414	1,075

b) Cash-Settled Share-Based Payments

Cash-Settled Move SAP Plan (Move) Including Grow SAP Plan

We also grant share units in certain circumstances under Move representing a contingent right to receive a cash payment that is determined by the SAP share price and the number of share units that ultimately vest. For more information about the terms and conditions of the equity-settled Move plan, see section a) Equity-Settled Share-Based Payments in this Note (B.3).

From 2020 to 2023, we granted share units under the Grow SAP Plan that we intend to settle in cash. This fixed term plan has broadly the same terms and conditions as Move and recognizes all employees’ commitment to SAP’s success, and deepens their participation in our future company performance.

Different vesting schedules apply to specific share units. Granted share units under the respective plans will vest in different tranches, mainly as follows:

–	Restricted Stock Units (RSUs) with service condition only

•	Over a half-year period,

•	Over a three-year period on annual basis,

•	Over a three-year period on a quarterly basis after a waiting period of six months, or

–	Performance Share Units (PSUs) with service condition and upon achieving certain key performance indicators (KPIs)

•	Over a three-year period, or

•	Over a three-year period on a quarterly basis after a waiting period of 12 months.

The number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant: operating profit (non-IFRS at constant currencies) and cloud revenue (at constant currencies). Depending on the weighted average performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 134.5% in 2024 (2023: 112.4%, 2022: 84.3%).

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The share units classified as cash-settled are paid out in cash upon vesting.

SAP Long-Term Incentive Program 2020 and 2024 (LTI 2020 and LTI 2024)

The LTI 2024 and LTI 2020 are long-term, multiyear performance-based elements of our Executive Board compensation that are granted in annual tranches. The LTI 2024 and LTI 2020 reflect SAP’s long-term strategy and thus set uniform incentives to achieve key targets from the long-term strategic plans. The LTI 2024 and LTI 2020 also serve to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honored. In addition, the LTI 2024 and LTI 2020 include a component to ensure long-term retention of our Executive Board members.

The LTI 2024 and LTI 2020 are virtual share programs under which annual tranches with a term of approximately four years each are granted. When the individual tranches are granted, a certain grant amount specified in the Executive Board member’s service contract is converted into virtual shares (share units). For this purpose, the grant amount is divided by the SAP share price, which corresponds for the LTI 2020 to the average of the SAP share price on the 20 trading days and for the LTI 2024 to the average of the SAP share price on the 10 trading days after scheduled publication of the preliminary results for the financial year (grant price). The share units allocated are composed for the LTI 2024 of 50% Financial Performance Share Units (Financial PSUs), 30% Market Performance Share Units (Market PSUs), and 20% ESG Performance Share Units (ESG PSUs), and for the LTI 2020 of 1/3 Financial Performance Share Units (Financial PSUs), 1/3 Market Performance Share Units (Market PSUs), and 1/3 Retention Share Units. All types of share units have a vesting period of approximately four years. In contrast to Retention Share Units, Financial PSUs, Market PSUs, and ESG PSUs are subject to changes in number. In this context, the following applies:

The number of Financial PSUs initially awarded is multiplied by a performance factor. The performance factor consists of three individual performance indicators relating to the three non-IFRS KPIs at constant currencies, derived from SAP’s long-term strategy, which for the LTI 2024 are: cloud revenue, software licenses and support & services revenue, and operating profit, and for the LTI 2020: cloud revenue, total revenue, and operating profit. The performance period throughout which the target achievement for these three KPIs is measured starts at the beginning of the financial year in which the Financial PSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

The number of Market PSUs initially awarded is multiplied by a performance factor. The performance factor depends on the amount of the TSR on SAP share, measured for an entire performance period of

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approximately three years, and ranked in relation to the TSR performance of the companies in the NASDAQ-100 index (Index). If the TSR for the SAP share equals the median, the performance factor will be 1.0. However, if the TSR for the SAP share over the performance period is negative, the maximum performance factor will, in deviation from the summary above, be 1.0.

The number of ESG PSUs initially awarded is multiplied by a performance factor. The performance factor consists of two individual performance indicators relating to the two non-financial KPIs, derived from SAP’s long-term strategy, which are: Climate performance: net zero 2030, and Diversity: Women in Executive Roles. The performance period throughout which the target achievement for these two KPIs is measured starts at the beginning of the financial year in which the ESG PSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

The performance of the share units is linked to the performance of the SAP share price, including dividend payments. Accordingly, an amount is paid out for each share unit that equals the then-current SAP share price plus the dividends disbursed in respect of an SAP share in the period from the beginning of the year in which the share units were awarded until the end of the third year following the year in which the share units were awarded. The average SAP share price for the LTI 2024 on the 10 trading days and for the LTI 2020 on the 20 trading days after scheduled publication of the preliminary results for the financial year determines the payout price. The payout amount per share unit, including the dividend amounts due on the share units, is capped at 200% of the grant price. The tranche is cash-settled and paid in euros after the Annual General Meeting of Shareholders of the corresponding year.

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If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were granted, the share units are forfeited in whole or in part, depending on the circumstances in which the member resigns from office or the service contract is terminated.

The valuation was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2024

€, unless otherwise stated	LTI 2024 (2024 Tranche)	LTI 2020 (2021–2023 Tranches)	Move (2021–2024 Tranches)
Weighted average fair value as at 12/31/2024	248.23	222.26	234.51
Information how fair value was measured at measurement date
Valuation model used	Monte Carlo	Monte Carlo	Other[3]
Share price	236.30	236.30	236.30
Expected volatility (in %)	23	20 to 22	NA
Expected dividend yield (in %)	NA	NA	0.91
Weighted average remaining life of awards outstanding as at 12/31/2024 (in years)	3.2	1.0	0.8

3 For these awards, the fair value is calculated by subtracting expected future dividends, if any, until maturity of the respective award from the prevailing share price as at the measurement date.

Fair Value and Parameters Used at Year End 2023

€, unless otherwise stated	LTI 2020 (2020–2023 Tranches)	Move (2020–2023 Tranches)
Weighted average fair value as at 12/31/2023	154.24	137.98
Information how fair value was measured at measurement date
Valuation model used	Monte Carlo	Other[3]
Share price	139.48	139.48
Expected volatility (in %)	15 to 23	NA
Expected dividend yield (in %)	NA	1.52
Weighted average remaining life of awards outstanding as at 12/31/2023 (in years)	1.9	0.7

3 For these awards, the fair value is calculated by subtracting expected future dividends, if any, until maturity of the respective award from the prevailing share price as at the measurement date.

For the LTI 2020 valuation, the expected volatility of the NASDAQ-100 companies of 31% (2023: 34% to 36%), and the expected correlation of SAP and the NASDAQ-100 companies of 16% to 21% (2023: 24% to 27%) are based on historical TSR data for SAP and the NASDAQ-100 companies. For the LTI 2024 valuation, the expected volatility of the NASDAQ-100 companies of 34%, and the expected correlation of SAP and the NASDAQ-100 companies of 25%, are based on historical TSR data for SAP and the NASDAQ-100 companies. The NASDAQ-100 Total Return Index on December 31, 2024, was US$25,376.22 (2023: US$20,158.42).

The SAP dividend yield is based on expected future dividends.

Changes in Outstanding Awards

Thousands, unless otherwise stated	LTI 2024 (2024 Tranche)	LTI 2020 (2020–2023 Tranches)	Move (2021–2024 Tranches)
12/31/2022	NA	546	11,859
Granted[4]	NA	215	1,900
Adjustment based upon KPI target achievement	NA	–64	–57
Exercised	NA	0	–7,234
Forfeited	NA	–91	–266
Change in settlement[4]	NA	NA	470

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12/31/2023	NA	605	6,672
Granted[4]	126	0	823
Adjustment based upon KPI target achievement	0	41	15
Exercised	0	–72	–6,333
Forfeited	–37	–74	–126
Change in settlement[4]	NA	NA	1,149
12/31/2024	89	501	2,200

Total carrying amount (in € millions) of liabilities as at
12/31/2023	NA	59	644
12/31/2024	7	98	343

Total intrinsic value of vested awards (in € millions) as at
12/31/2023	NA	15	0
12/31/2024	2	57	0

Weighted average share price (in €) for awards exercised in
2023	NA	NA	117.86
2024	NA	172.16	181.68

Total expense (in € millions) recognized in
2022	NA	8	346
2023	NA	36	764
2024	7	51	729

4 We have changed the classification of some share units granted under the Move plan with the initial intention to settle in shares from equity-settled to cash-settled because a cash outflow became probable, in particular due to the restructuring program.

Share-Based Payment Balances

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	303	151	453	555	152	707
Other non-financial liabilities	5,533	749	6,282	5,648	698	6,346
Share-based payment liabilities as % of Other non-financial liabilities	5	20	7	10	22	11

(B.4)       Pension Plans and Similar Obligations

Defined Contribution Plans

Amounts for domestic and foreign defined contribution plans are based on a percentage of the employees’ salaries or on the amount of contributions made by employees. In Germany and some other countries, we make contributions to public pension schemes that are operated by national or local government or similar institutions. Expenses for such local state pension plans are recognized as short-term employee benefits, that is, social security expenses.

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Defined Benefit Pension Plans

The discount rates used in measuring our post-employment benefit assets and liabilities are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments. Net interest expense and other expenses related to defined benefit plans are recognized as employee benefits expenses and classified in our Consolidated Income Statements according to the activities that the employees owning the awards perform. Since our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may become a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost. Total expenses on defined benefit pension plans comprise related current and past service costs as well as interest income and expense.

Total Expense of Pension Plans

€ millions	2024	2023	2022
Defined contribution plans	396	381	425
Defined benefit pension plans	39	57	22
Pension expenses	435	438	447

Defined Benefit Plans

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

€ millions	Domestic Plans		Foreign Plans		Other Foreign Post- Employment Plans		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Present value of the DBO	1,204	1,060	752	686	285	256	2,241	2,002
Fair value of the plan assets	1,209	1,063	707	672	124	98	2,040	1,833
Net defined benefit liability (asset)¹	0	0	61	64	161	158	222	222
thereof: Net defined benefit asset	0	0	–18	–17	–1	–63	–19	–79
Net defined benefit liability	0	0	79	80	162	221	241	301

Net defined benefit asset as % of Non-current other financial assets	0	0	0	0	0	1	0	1
Net defined benefit liability as % of Non-current provisions	0	0	16	19	33	51	49	69

¹ After the effects of the asset ceiling.

Of the present value of the DBO of our domestic plans, €1,150 million (2023: €1,006 million) relate to plans that provide for lump-sum payments not based on final salary; of the present value of the DBO of our foreign plans, €597 million (2023: €535 million) relate to plans that provide for annuity payments not based on final salary.

The following significant weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

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Significant Actuarial Assumptions

Percent	Domestic Plans			Foreign Plans			Other Foreign Post- Employment Plans
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate	3.4	3.5	4.2	1.5	2.0	2.6	5.3	5.3	5.5

The sensitivity analysis table below shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to significant actuarial assumptions. The sensitivity analysis considers change in discount rate assumptions, holding all other actuarial assumptions constant.

Sensitivity Analysis

€ millions	Domestic Plans			Foreign Plans			Other Foreign Post- Employment Plans			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	1,156	1,015	908	710	649	505	271	247	203	2,137	1,911	1,616
Discount rate was 50 basis points lower	1,256	1,108	993	798	727	562	292	266	219	2,346	2,101	1,774

Investments in Plan Assets

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies.

Our investment strategies for foreign benefit plans vary according to the conditions in the country in which the respective benefit plans are situated. We have adopted a long-term investment horizon for all major foreign benefit plans. Although our policy is to invest in a risk-diversified portfolio consisting of a mix of assets, both the defined benefit obligation and plan assets can fluctuate over time, which exposes the Group to actuarial and market (investment) risks. Depending on the statutory requirements in each country, it might be necessary to reduce any underfunding by addition of liquid assets.

Plan Asset Allocation

€ millions	2024		2023
	Quoted in an Active Market	Not Quoted in an Active Market	Quoted in an Active Market	Not Quoted in an Active Market
Total plan assets	701	1,338	714	1,120
thereof: Asset category
Equity investments	220	0	190	0
Corporate bonds	240	0	233	0
Insurance policies	10	1,337	59	1,120

Our expected contribution in 2025 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 10 years as at December 31, 2024 and 2023.

Total future benefit payments from our defined benefit plans as at December 31, 2024, are expected to be €2,803 million (2023: €2,707 million). Of this amount, 73% (2023: 76%) have maturities of over five years, and 58% (2023: 55%) relate to domestic plans.

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(B.5)       Other Employee-Related Obligations

Accounting Policy

As far as the obligation for long-term employee benefits is secured by pledged reinsurance coverage, it is offset with the relating plan asset.

Other Employee-Related Liabilities

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	4,208	598	4,806	4,205	546	4,751
Other non-financial liabilities	5,533	749	6,282	5,647	698	6,345
Other employee-related liabilities as % of Other non-financial liabilities	76	80	77	74	78	75

Other employee-related liabilities mainly relate to obligations from bonuses and sales commissions, outstanding vacation, time credits accumulated in the working time account, employee-related social security expenses and deferred compensation liabilities.

(B.6)       Restructuring

 Recognition of Restructuring Provisions

We only recognize provisions for restructuring if and when the following occurs:

–	SAP has designed a program that materially changes the scope of one of our businesses or the manner in which the business is conducted, and

–	A detailed and documented restructuring plan has been approved by our Executive Board, a member thereof, or a direct report of an Executive Board member, and

–	The program established is planned to start shortly after the program plan is approved and is expected to be completed in a timeframe that makes significant changes to the plan unlikely, and

–	The program has been announced to the parties affected or has commenced.

We consider whether a change in business is material based on the business affected rather than for SAP as a whole. In judging whether a unit qualifies as a business for restructuring purposes, we consider if the unit has its own management team, has access to all inputs and processes necessary to provide outputs, and generates or could generate revenues. The materiality of a change to a business is assessed based on both the size and the nature of the change and therefore does not necessarily involve a material quantitative impact on our financial statements.

Restructuring Expenses

€ millions	2024	2023	2022
Employee-related restructuring expenses	–3,143	–222	–85
Onerous contract-related restructuring expenses and restructuring-related impairment losses	–2	8	–52
Restructuring expenses	–3,144	–215	–138

In 2024, SAP increased its focus on key strategic growth areas, in particular business AI. It is transforming its operational setup to capture organizational synergies and AI-driven efficiencies, and to prepare the Company for highly scalable future revenue growth. To this end, as announced in January 2024, SAP is executing a Company-wide restructuring program which will conclude in early 2025. The restructuring program was set up to ensure that SAP’s skillset and resources continue to meet future business needs, and affects around 10,000 positions, a majority of which have been

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covered by voluntary leave programs and internal re-skilling measures. Most of the employees participating in voluntary leave programs are scheduled to leave SAP at the beginning of 2025. Reflecting re-investments into strategic growth areas and the acquisition of WalkMe, SAP’s headcount was slightly higher at year end 2024 than at year end 2023.

Overall expenses associated with the program are estimated to be approximately €3.2 billion. Restructuring expenses primarily include employee-related benefits such as severance payments and accelerated share-based payment expenses triggered by the transformation program (for more information about the recognition and measurement of share-based payment programs, see Note (B.3)). The restructuring costs presented in 2024 mainly include expenses related to the 2024 transformation program.

Restructuring payouts in 2024 amounted to €2.5 billion. Further payouts of approximately €0.7 billion associated with the 2024 transformation program are expected to occur in 2025.

If not presented separately in our income statements, restructuring expenses would have been classified in the different expense items in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	2024	2023	2022
Cost of cloud	–95	7	20
Cost of software licenses and support	–85	–8	–9
Cost of services	–566	–31	–70
Research and development	–1,197	–42	–16
Sales and marketing	–1,043	–121	–58
General and administration	–158	–19	–4
Restructuring expenses	–3,144	–215	–138

For the movement of the restructuring provision in 2024, see the table below:

€ millions	Restructuring Provision
1/1/2024	37
Additions	3,144
Utilizations	–1,061
Transfer to other employee-related obligations	–1,310
Transfer to share-based compensation liability	–123
Currency effects	–6
12/31/2024	681

The following table reconciles the utilization of the restructuring provision with the overall cash outflow related to restructuring:

€ millions	2024
Utilizations	1,061
Net cash flows time account	1,325
Cash-outflows of share-based payments related to restructuring	171
Employees taxes payable	–70
Net cash flows	2,487

In 2024, employees participating in the early retirement plan in Germany as part of the restructuring program opted to convert termination benefits into credits to their working time accounts. To protect

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against insolvency, SAP transferred the time account balance of €1.3 billion to an insurance company. These obligations are presented as ‘Other employee-related obligations’ (see Note (B.5)), which are netted off against the fair value of the plan assets (qualified insurance policy). The net balance of cash flows related to time accounts also includes cash inflows from the insurance company as well as payouts to the employees from their working time accounts relating to prior programs.

The additions to the restructuring provisions include accelerated share-based payment expenses. The timing of expense recognition is accelerated due to the shortened vesting period. The accelerated share-based payment expenses are transferred to ‘Share-based payment liabilities’ for payout. Cash outflows of share-based payments that are triggered by the restructuring program include payments due to the accelerated vesting and due to the conversion of share settlement to cash settlement.

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Section C – Financial Results

This section provides insight into the financial results of SAP’s reportable segments and of SAP overall as far as not already covered by previous sections. This includes, but is not limited to, segment results, income taxes, and earnings per share.

(C.1) Results of Segment

General Information

At year end 2024, SAP had one operating segment. We concluded in the second quarter of 2024 that SAP is a holistically steered cloud company with a cohesive product portfolio and commercialization of product bundles (such as RISE with SAP and GROW with SAP).

The segment information for 2024 and the comparative prior periods were restated to conform with the new segment composition.

Segment Reporting Policies

Our management reporting system produces reports that present information about our business activities in a variety of ways - for example, by line of business, geography, and areas of responsibility of individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities based on several different results. However, operating results of SAP are reviewed on a Group level by the CODM as a whole.

There are no parts of our Company that qualify as separate operating segments, and our Executive Board assesses the financial performance of our Company on a consolidated basis.

Our management reporting system produces a variety of reports that differ due to the currency exchange rates used in the accounting for foreign-currency transactions and operations, where both actual and constant currency numbers are reported to and used by our CODM. Reports based on actual currencies use the same currency rates that are used in our financial statements, whereas reports based on constant-currency report revenues and expenses use the average exchange rates from the previous year’s corresponding period.

We use an operating profit indicator to measure the performance of our operating segments. The accounting policies applied in the measurement of operating segment expenses and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statements:

The expense measures exclude:

–	Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations, including goodwill impairment charges, and certain standalone acquisitions of intellectual property (including purchased in-process research and development) as well as settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses

–	Restructuring expenses

–	Regulatory compliance matter expenses

Information about assets and liabilities is not regularly provided to our CODM.

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Results of Segment

€ millions	2024		2023		2022
	Actual Currency	Constant Currency[1]	Actual Currency	Constant Currency[1]	Actual Currency
Cloud	17,141	17,212	13,664	14,058	11,426
Software licenses	1,399	1,400	1,764	1,801	2,056
Software support	11,290	11,343	11,496	11,782	11,909
Software licenses and support	12,689	12,743	13,261	13,584	13,965
Cloud and software	29,830	29,955	26,924	27,641	25,391
Services	4,346	4,355	4,283	4,392	4,128
Total segment revenue	34,176	34,310	31,207	32,033	29,520
Cost of cloud	–4,582	–4,597	–3,842	–3,930	–3,445
Cost of software licenses and support	–1,262	–1,261	–1,356	–1,372	–1,350
Cost of cloud and software	–5,844	–5,858	–5,199	–5,302	–4,795
Cost of services	–3,321	–3,329	–3,405	–3,473	–3,154
Total cost of revenue	–9,165	–9,187	–8,604	–8,775	–7,949
Cloud gross profit	12,559	12,616	9,821	10,128	7,981
Segment gross profit	25,011	25,124	22,603	23,258	21,571
Other segment expenses	–16,858	–16,892	–16,089	–16,476	–15,124
Segment profit	8,153	8,232	6,514	6,781	6,447

1 The 2024 constant currency amounts are only comparable to 2023 actual currency amounts; 2023 constant currency amounts are only comparable to 2022 actual currency amounts.

The expenses for depreciation and amortization decreased 9% (9% at constant currencies), from €1,034 million in 2023 to €940 million in 2024.

For more information about the disaggregation of revenues, see Note (A.1).

(C.2) Reconciliation of Segment Measures to the Consolidated Income Statements

€ millions	2024		2023		2022
	Actual Currency	Constant Currency[1]	Actual Currency	Constant Currency[1]	Actual Currency
Total segment revenue	34,176	34,310	31,207	32,033	29,520
Adjustment for currency impact	0	–135	0	–826	0
Total revenue	34,176	34,176	31,207	31,207	29,520
Total segment profit	8,153	8,232	6,514	6,781	6,447
Adjustment for currency impact	0	–78	0	–267	0
Adjustment for
Acquisition-related charges	–356	–356	–345	–345	–395
Restructuring	–3,144	–3,144	–215	–215	–138
Regulatory compliance matter expenses	11	11	–155	–155	0
Operating profit	4,665	4,665	5,799	5,799	5,914
Other non-operating income/expense, net	–298	–298	–3	–3	–11
Financial income, net	–63	–63	–311	–311	–196
Adjustment for gains and losses from equity securities, net	461	461	–145	–145	–1,194
Profit before tax	4,764	4,764	5,341	5,341	4,513

1 The 2024 constant currency amounts are only comparable to 2023 actual currency amounts; 2023 constant currency amounts are only comparable to 2022 actual currency amounts.

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(C.3)       Other Non-Operating Income/Expense, Net

€ millions	2024	2023	2022
Foreign currency exchange gain/loss, net	–246	46	–144
thereof from financial assets at fair value through profit or loss	355	543	–188
thereof from financial assets at amortized cost	300	56	243
thereof from financial liabilities at fair value through profit or loss	–496	–514	17
thereof from financial liabilities at amortized cost	–348	–30	–317
thereof from non-financial assets/liabilities	–69	18	39
Miscellaneous income/expense, net[1]	–52	–48	133
Other non-operating income/expense, net	–298	–3	–11

1 Due to a change in presentation of gains and losses from minor divestitures, not qualifying as discontinued operations, a loss of €18 million for 2024, a loss of €12 million for 2023, and a gain of €176 million for 2022 are presented under Other non-operating income/expense instead of Other operating income/expense, net.

The movement in other non-operating income/expense is mainly driven by changes in foreign exchange rates.

(C.4)       Financial Income, Net

€ millions	2024	2023	2022
Finance income	1,429	857	811
thereof interest income from financial assets at amortized cost	348	376	100
thereof interest income from financial assets at fair value through profit or loss	91	99	88
thereof gains from financial assets at fair value through profit or loss	943	380	608
Finance costs[1]	–1,031	–1,313	–2,200
thereof interest expense from financial liabilities at amortized cost	–316	–336	–153
thereof losses from financial assets at fair value through profit or loss[1]	–316	–525	–1,802
thereof interest expense from financial liabilities at fair value through profit or loss	–111	–105	–87
Financial income, net	398	–456	–1,389

1 Prior-year figures were updated.

Financial income, net, increased by €853 million in 2024, in comparison to 2023, mainly due to higher net gains from the fair valuation of our equity investments (€606 million).

(C.5)       Income Taxes

Accounting Policies, Judgments, and Estimates

We are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain due to different interpretations of tax laws, such as those involving transfer pricing and intercompany transactions between SAP Group entities. In addition, the amount of income taxes we pay is generally subject to ongoing audits by domestic and foreign tax authorities. In determining our worldwide income tax provisions, judgment is involved in assessing whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and whether to reflect the respective effect of uncertainty based on the most likely amount or the expected value. In applying these judgments, we consider the nature and the individual facts and circumstances of each uncertain tax treatment as well as the specifics of the respective jurisdiction, including applicable tax laws and our interpretation thereof.

The assessment whether a deferred tax asset is impaired requires judgment, as we need to estimate future taxable profits to determine whether the utilization of the deferred tax asset is probable. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative

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evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgment regarding future taxable income is based on assumptions about future market conditions and future profits of SAP.

SAP has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to the global minimum tax.

Judgment is also required in evaluating whether interest or penalties related to income taxes meet the definition of income taxes, and, if not, whether it is of financial nature. In this judgment, we particularly consider applicable local tax laws and interpretations on IFRS by national standard setters in the area of group financial reporting.

Tax Expense by Geographic Location

€ millions	2024	2023	2022
Current tax expense
Germany	418	596	539
Foreign	1,516	1,356	1,165
Total current tax expense	1,934	1,952	1,704
Deferred tax expense/income
Germany	–67	74	86
Foreign	–253	–285	–344
Total deferred tax income	–320	–211	–258
Total income tax expense	1,614	1,741	1,446

Major Components of Tax Expense

€ millions	2024	2023	2022
Current tax expense/income
Tax expense for current year	1,881	1,935	1,717
Taxes for prior years	53	17	–13
Total current tax expense	1,934	1,952	1,704
Deferred tax expense/income
Origination and reversal of temporary differences	–258	–222	–216
Unused tax losses, research and development tax credits, and foreign tax credits	–62	11	–42
Total deferred tax income	–320	–211	–258
Total income tax expense	1,614	1,741	1,446

Profit Before Tax by Geographic Location

€ millions	2024	2023	2022
Germany	–1,078	1,201	1,814
Foreign	5,842	4,140	2,699
Total	4,764	5,341	4,513

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.7% (2023: 26.5%; 2022: 26.4%), to the actual income tax expense. Our 2024 combined German tax rate includes a corporate income tax rate of 15.0% (2023: 15.0%; 2022: 15.0%), plus a solidarity surcharge of 5.5% (2023: 5.5%; 2022: 5.5%) thereon, and trade taxes of 10.8% (2023: 10.7%; 2022: 10.6%).

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Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2024	2023	2022
Profit before tax from continuing operations	4,764	5,341	4,513
Tax expense at applicable tax rate of 26.7% (2023: 26.5%; 2022: 26.4%)	1,270	1,418	1,193
Tax effect of:
Foreign tax rates	–220	–210	–134
Non-deductible expenses	325	241	138
Tax-exempt income	–208	–77	297
Withholding taxes	465	297	176
Research and development and foreign tax credits	–91	–89	–84
Prior-year taxes	–70	–8	4
Assessment of deferred tax assets, research and development tax credits, and foreign tax credits	100	138	–124
Other	43	31	–20
Total income tax expense	1,614	1,741	1,446
Effective tax rate (in %)	33.9	32.6	32.0

Components of Recognized Deferred Tax Assets and Liabilities

€ millions	2024	2023
Deferred tax assets
Intangible assets	1,120	1,074
Property, plant, and equipment	39	37
Leases	374	379
Other financial assets[1]	69	85
Trade and other receivables[1]	79	61
Other non-financial assets[1]	48	27
Pension provisions	215	211
Share-based compensation	313	267
Contract liabilities[1]	928	813
Trade and other payables[1]	148	188
Financial liabilities[1]	138	164
Other non-financial liabilities[1]	844	679
Provisions[1]	107	21
Net operating loss carryforwards[1]	310	151
Research and development and foreign tax credits	80	44
Total deferred tax assets (gross)	4,812	4,201
Netting	–2,136	–2,004
Total deferred tax assets (net)	2,676	2,197
Deferred tax liabilities
Intangible assets	596	581
Property, plant, and equipment	80	89
Leases[1]	336	334
Other financial assets[1]	249	199
Trade and other receivables[1]	79	135
Other non-financial assets[1]	739	648
Pension provisions	28	33

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Share-based compensation[1]	5	6
Contract liabilities[1]	21	10
Trade and other payables[1]	44	42
Financial liabilities[1]	157	191
Other non-financial liabilities[1]	12	1
Provisions[1]	5	2
Total deferred tax liabilities (gross)	2,351	2,271
Netting	–2,136	–2,004
Total deferred tax liabilities (net)	215	267

1 Prior-period comparative amounts have been adjusted for a more transparent and detailed presentation of the Components of Recognized Deferred Tax Assets and Liabilities in line with our Consolidated Statements of Financial Position, without effecting net amounts. For more information about further adjustments of prior-period comparative amounts, see Note (D.1).

Movement of Deferred Tax Assets and Liabilities

€ millions	2024	2023	2022
Total deferred tax assets (net) at the beginning of the period	1,930	1,854	1,490
Change in items of the consolidated income statements	320	211	258
Change in items of the consolidated statements of comprehensive income	–2	34	–39
Change in items of the consolidated statements of changes in equity	155	53	0
Change in consolidated companies	–9	–128	81
Other changes (includes mainly currency translation differences)	67	–94	64
Total deferred tax assets (net) at the end of the period	2,461	1,930	1,854

Items Not Resulting in a Deferred Tax Asset

€ millions	2024	2023	2022
Unused tax losses
Not expiring	291	151	315
Expiring in the following year	4	28	14
Expiring after the following year	392	216	344
Total unused tax losses	687	395	673
Deductible temporary differences	375	325	378
Unused research and development and foreign tax credits
Not expiring	41	59	9
Expiring after the following year	8	5	20
Total unused tax credits	49	64	29

Of the unused tax losses, €146 million (2023: €181 million; 2022: €276 million) relate to U.S. state tax loss carryforwards.

In 2024, SAP Group entities that suffered a tax loss in either the current or the preceding period recognized deferred tax assets amounting to €494 million (2023: €90 million; 2022: €17 million) in excess of deferred tax liabilities. The tax loss mainly results from restructuring expenses, and it is probable that sufficient future taxable profit will be available to allow the benefit of the deferred tax assets to be utilized.

We have not recognized a deferred tax liability on approximately €19.57 billion (2023: €22.15 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the

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reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Income Tax-Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute with the German and foreign tax authorities. The disputes almost exclusively pertain to deductibility of intercompany royalty payments, intercompany services, and other payments. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,250 million (2023: €1,815 million) in total (including related interest expenses and penalties of €726 million (2023: €1,003 million)).

(C.6)       Earnings per Share

€ millions, unless otherwise stated	2024	2023	2022
Profit attributable to equity holders of SAP SE	3,124	3,634	3,277
Profit attributable to equity holders of SAP SE1	3,124	6,139	2,284
Issued ordinary shares[2]	1,229	1,229	1,229
Effect of treasury shares[2]	–62	–61	–58
Weighted average shares outstanding, basic[2]	1,166	1,167	1,170
Dilutive effect of share-based payments[2]	13	12	5
Weighted average shares outstanding, diluted[2]	1,180	1,180	1,175
Earnings per share, basic, attributable to equity holders of SAP SE (in €) from continuing operations	2.68	3.11	2.80
Earnings per share, basic, attributable to equity holders of SAP SE (in €)[1]	2.68	5.26	1.95
Earnings per share, diluted, attributable to equity holders of SAP SE (in €) from continuing operations	2.65	3.08	2.79
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)[1]	2.65	5.20	1.94

1 From continuing and discontinued operations.
2 Number of shares in millions.

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Section D – Invested Capital

This section highlights our non-current assets including investments that form the basis of our operating activities. Additions to invested capital include separate asset acquisitions or business combinations. Further, we disclose information about purchase obligations and capital contributions.

(D.1)       Business Combinations and Divestitures

Measuring Non-Controlling Interests and Allocation of Consideration Transferred

We decide for each business combination whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

We classify costs related to executing business combinations as general and administration expense.

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable and whether it should be recorded separately from goodwill. Additionally, estimating the acquisition-date fair values of the identifiable assets acquired and liabilities assumed involves considerable judgment. The necessary measurements are based on information available on the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, including the following:

–	Fair values assigned to assets subject to depreciation and amortization affect the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.

–	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.

–	Subsequent changes in the estimated fair values of liabilities and provisions may result in additional expense (if increasing the estimated fair value) or additional income (if decreasing the estimated fair value).

We acquire businesses in specific areas of strategic interest to us, particularly to broaden our product and service portfolio.

2024 Acquisitions

WalkMe Acquisition

On June 5, 2024, SAP announced its intent to acquire 100% of the shares of WalkMe Ltd. (“WalkMe”), a leader in Digital Adoption Platforms (DAP). The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals. WalkMe’s shares were delisted after meeting all relevant criteria on September 12, 2024.

The acquisition is expected to help SAP expand its business transformation portfolio. WalkMe’s solutions are designed to help companies navigate ongoing technological change by providing users with advanced guidance and automation capabilities.

€ millions
Cash paid	1,257
Replacement share-based payment awards	41
Call option exercise liability	31
Total consideration transferred	1,329

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The consideration transferred amounted to US$1.4 billion. (€1.3 billion) and the majority was paid in cash. SAP hedged this cash amount with respect to foreign currency risks. The replacement of share-based payment awards figure relates to the earned portion of unvested WalkMe equity-settled share-based payment awards. Upon acquisition, SAP exchanged these awards held by employees of WalkMe for either deferred fixed cash compensation or equity-settled share-based payment awards of SAP (both collectively referred as replacement awards). For more information about the terms and conditions of the WalkMe Rights, see Note (B.3).

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of WalkMe, as at the acquisition date:

€ millions
Intangible assets	502
Cash and cash equivalents	202
Other identifiable assets	235
Total identifiable assets	939
Other identifiable liabilities	264
Total identifiable liabilities	264
Total identifiable net assets	675
Goodwill	654
Total consideration transferred	1,329

The initial accounting for the WalkMe business combination is incomplete because we are still obtaining the information necessary to identify and measure items such as tax-related assets and liabilities of WalkMe. Accordingly, the amounts recognized in our financial statements for these items are regarded as provisional as at December 31, 2024.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces. WalkMe goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–	Evolution of SAP’s strategy to improve adoption, through a WalkMe solution that empowers companies to enhance the utilization of their SaaS systems, increase employee and end-user productivity, and reduce training and support costs.

–	Cross-selling of WalkMe products to existing SAP customers across all regions, enabling seamless workflow execution across business software applications

–	Improved user experience and user productivity by coupling WalkMe’s AI capabilities with SAP's copilot Joule, driving adoption of existing SAP solutions

–	Creation of new business process intelligence offerings by combining WalkMe products and SAP products

–	Improved profitability in WalkMe sales and operations.

The operating results and the assets and liabilities are reflected in our consolidated financial statements starting September 12, 2024.

Impact of Business Combinations on Our Financial Statements

The amounts of revenue and profit or loss of the WalkMe businesses acquired in 2024 since the acquisition date are included in the 2024 consolidated income statements as follows:

€ millions	2024 as Reported	Contribution of WalkMe
Revenue	34,176	61
Profit after tax	3,150	–47

Had WalkMe been consolidated as at January 1, 2024, our estimated pro forma revenue for the reporting period would have been €34,328 million and proforma profit after tax would have been €3,050 million.

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These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative of the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

2023 Acquisitions

LeanIX Acquisition

On September 7, 2023, SAP announced its intent to acquire 100% of the shares of LeanIX GmbH (“LeanIX”), a leader in enterprise architecture management (EAM) software.

The acquisition closed on November 7, 2023, following satisfaction of customary closing conditions and regulatory approvals; the operating results and the assets and liabilities are reflected in our Consolidated Financial Statements starting on that date.

Consideration transferred amounted to €1,231 million paid in cash. The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of LeanIX, as at the acquisition date:

LeanIX Acquisition: Recognized Assets and Liabilities

€ millions
Intangible assets	476
Other identifiable assets	106
Total identifiable assets	582
Other identifiable liabilities	210
Total identifiable liabilities	210
Total identifiable net assets	372
Goodwill	859
Total consideration transferred	1,231

In the fourth quarter of 2024, measurement of tax-related assets and liabilities for the LeanIX business combination accounting was completed and resulted in €8 million adjusted to the Other identifiable assets/liabilities opening balance and Goodwill.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

LeanIX goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–	Cross-selling to existing SAP customers across all regions, using SAP’s sales organization

–	Creation of new offerings by combining LeanIX products and SAP products

–	Enhanced transformation capabilities of SAP Signavio solutions, giving SAP customers unique clarity on the IT landscapes they need to reap the full benefit of business transformation

The allocation of the goodwill resulting from the LeanIX acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the LeanIX business combination. For more information, see Note (D.2).

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the LeanIX business acquired in 2023 since the acquisition date were included in our Consolidated Income Statements for 2023 as follows:

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€ millions	2023 as Reported	Contribution of LeanIX
Revenue	31,207	10
Profit after tax	5,964	–8

Had LeanIX been consolidated as at January 1, 2023, our revenue and profit after tax for 2023 would not have been materially different.

2023 Divestitures

Qualtrics Disposal

On March 13, 2023, resulting from a process that was initiated on January 26, 2023, SAP announced it had agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake as well as the Canada Pension Plan Investment Board. The sale closed on June 28, 2023, following satisfaction of customary closing conditions and regulatory approvals. At a purchase price of US$18.15 in cash per share, SAP’s stake was acquired for approximately US$7.7 billion. To secure the euro countervalue of the US$7.7 billion purchase price, we hedged an amount of US$7.1 billion by entering into a deal contingent forward applying net investment hedge accounting. For more information, see Note (F.1). At the time that Qualtrics was classified as a discontinued operation (following IFRS 5), there was no indication of an impairment (as the fair value less cost of disposal (calculated based on share prices) significantly exceeded the carrying amount).

SAP is a close go-to-market and technology partner for Qualtrics.

SAP’s financial results present Qualtrics as a discontinued operation as required under IFRS 5. The Qualtrics disposal group was previously included in the Qualtrics reportable segment.

The pre-tax disposal gain included in discontinued operations (€3,562 million) was calculated by adjusting the purchase price less the cost of disposal (€7,003 million) for net assets leaving the SAP Group (€5,800 million, consisting mostly of goodwill (€4,007 million) and other intangible assets (€1,294 million)), the corresponding non-controlling interests (€2,337 million), and amounts of other comprehensive income (€22 million). SAP incurred taxes amounting to €799 million in connection with the transaction.

The cash inflow resulting from the purchase price (€7,068 million) was offset by cash and cash equivalents of €713 million leaving the SAP Group.

SAP continues to provide rental guarantees for certain offices used by Qualtrics. Qualtrics is obligated to indemnify SAP with respect to the guarantees.

Additional financial information relating to Qualtrics is presented in the following tables (revenues and expenses are presented after consolidation of transactions between Qualtrics and SAP’s continuing operations):

€ millions, unless otherwise stated	2023	2022
Consolidated Income Statements
Cloud revenue	621	1,129
Total revenue	745	1,351
Cost of cloud	–88	–265
Total cost of revenue	–196	–499
Total operating expenses (including total cost of revenue)	–1,155	–2,771
Disposal gain before tax	3,562	0
Operating profit	3,152	–1,420
Profit (loss) before tax	3,162	–1,423
Income tax expense[1]	–799	64

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Profit (loss) after tax	2,363	–1,359
Attributable to owners of parent	2,505	–993

Earnings per share, basic (IFRS, in €)[2]	2.15	–0.85
Earnings per share, diluted (IFRS, in €)[2]	2.12	–0.85

Consolidated Statements of Cash Flow
Net operating cash flow	122	–29
Net investing cash flow	5,510	–32
Net financing cash flow	24	–263
1 For 2023, €799 million relates to the gain on sale of discontinued operations.

2 For 2023 and 2022, the weighted average number of shares was 1,167 million (diluted: 1,180 million) and 1,170 million (diluted: 1,175 million), respectively (treasury stock excluded).

Total operating expenses includes share-based payment expenses related to Qualtrics’ equity-settled plan of €403 million in 2023 (€1,182 million in 2022).

2022 Acquisitions

In 2022, we closed the acquisition of Taulia Inc., San Francisco, California (USA) (“Taulia”) and of INNAAS srl, Rome (Italy).

Taulia Acquisition

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of cloud-based working capital management solutions (for SAP’s current shareholding percentage, see Note (G.9)). The acquisition closed on March 9, 2022, following satisfaction of customary closing conditions and regulatory approvals; the operating results and the assets and liabilities are reflected in our consolidated financial statements starting on that date.

Consideration transferred amounted to €705 million.

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Taulia, as at the acquisition date:

Taulia Acquisition: Recognized Assets and Liabilities

€ millions
Intangible assets	157
Other identifiable assets	87
Total identifiable assets	244
Other identifiable liabilities	88
Total identifiable liabilities	88
Total identifiable net assets	156
Goodwill	549
Total consideration transferred	705

Prior to December 31, 2022, we completed our accounting assessment relating to the supply chain financing (SCF) transactions offered by Taulia. Based on the setup of the compartments and series within which the SCF receivables and liabilities are siloed, and on the related contractual and founding agreements, we concluded that we do not control the receivables and liabilities resulting from the SCF activities under IFRS 10. Thus, we do not include the respective items in our balance sheet and do not show cash flows linked to the SCF transactions in investing/financing cash flow.

In Q1 2023, measurement of tax-related assets and liabilities for the Taulia business combination accounting was completed and resulted in €28 million adjusted to the Other identifiable assets’ opening balance and Goodwill.

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In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

Taulia goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–	Cross-selling to existing SAP customers across all regions, using SAP’s sales organization

–	Further expansion of SAP Business Network capabilities and strengthening of SAP’s solutions for the CFO office

–	Creation of new offerings by combining Taulia products and SAP products

–	Improved profitability in Taulia sales and operations

The allocation of the goodwill resulting from the Taulia acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Taulia business combination.

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Taulia business acquired in 2022 since the acquisition date were included in our Consolidated Income Statements for 2022 as follows:

Taulia Acquisition: Impact on SAP’s Financials

€ millions	2022 as Reported	Contribution of TauliaI
Revenue	30,871	59
Profit after tax	1,708	–38

1 From continuing and discontinued operations.

Had Taulia been consolidated as at January 1, 2022, our revenue and profit after tax for 2022 would not have been materially different.

2022 Divestitures

On August 17, 2022, SAP and Francisco Partners (FP) announced that FP had signed a definitive agreement with SAP America, Inc. under which FP would acquire SAP Litmos from SAP. The transaction closed on December 1, 2022, following satisfaction of applicable regulatory and other approvals.

The disposal gain of €175 million is included in Other non-operating income/expense, net.

(D.2)       Goodwill

Goodwill and Intangible Asset Impairment Testing

The annual goodwill impairment test is performed at the operating segment level, since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

In general, the test is performed at the same time (at the beginning of the fourth quarter) for each annual reporting period.

In making impairment assessments for our goodwill and intangible assets, the outcome of these tests is highly dependent on management’s assumptions regarding future cash flow projections and economic risks, which require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including:

–	Changes in business strategy

–	Internal forecasts

–	Estimation of weighted-average cost of capital

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Changes to the assumptions underlying our goodwill and intangible assets impairment assessments could require material adjustments to the carrying amount of our recognized goodwill and intangible assets as well as the amounts of impairment charges recognized in profit or loss.

Changes in our segment structure result in the reallocation of goodwill with the reallocated goodwill being calculated based on relative values (if a direct allocation is not possible).

Goodwill

€ millions	Goodwill
Historical cost
1/1/2023	33,181
Foreign currency exchange differences	–848
Additions from business combinations	859
Retirements/disposals	–4,008
12/31/2023	29,184
Foreign currency exchange differences	1,415
Additions from business combinations	654
12/31/2024	31,253

Accumulated amortization
1/1/2023	104
Foreign currency exchange differences	–1
12/31/2023	103
Foreign currency exchange differences	2
12/31/2024	105

Carrying amount
12/31/2023	29,081
12/31/2024	31,148

In the first half of 2024, the Company underwent several changes in its segment structure. Starting in the second quarter of 2024, the Company has a single operating segment (at year end 2023, SAP had five operating segments) and monitors its goodwill at this level. For more information about our segments and the changes in 2024, see Note (C.1).

As the initial accounting for the WalkMe business combination is incomplete (for more information, see Note (D.1)), the goodwill added to our single operating segment through the acquisition of WalkMe (€654 million) is provisional.

Goodwill Impairment Test

Our assessment of internal and external factors in 2024, including a) the change in segment structure and b) reorganizations which had no adverse effect, led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2023. Throughout 2024, we have – through a qualitative and quantitative analysis – been continuously monitoring whether triggering events exist. We did not identify any aspects that qualify as a triggering event that would cause the carrying amount of the single operating segment to exceed the recoverable amount. On October 1, 2024, we performed a goodwill impairment test for the operating segment. Significant qualitative inputs used in our impartment test include, but are not limited to, consideration of general macroeconomic conditions,

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industry market conditions, SAP’s overall financial performance, and movement in the SAP share price. The primary quantitative input for our impairment test is SAP’s market capitalization as at the beginning of the fourth quarter. We believe there is no reasonably plausible change in the SAP share price that would cause the carrying amount of our single operating segment to exceed the recoverable amount.

(D.3)       Intangible Assets

 Recognition of Intangibles

Whereas in general, expenses for internally generated intangibles are expensed as incurred, development expenses incurred on standard-related customer development projects (for which the IAS 38 criteria are met cumulatively) are capitalized on a limited scale with those amounts being amortized over the estimated useful life for the majority of the projects of five to seven years.

Determining whether internally generated intangible assets from development qualify for recognition requires significant judgment, particularly in the following areas:

–	Determining whether activities should be considered research activities or development activities

–	Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand, and other developments.

–	The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

–	Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use

–	Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development

These judgments impact the total amount of intangible assets that we present in our balance sheet as well as the timing of recognizing development expenses in profit or loss.

 Measurement of Intangibles

All our purchased intangible assets other than goodwill have finite useful lives. They are initially measured at acquisition cost and subsequently amortized based on the expected consumption of economic benefits over their estimated useful lives ranging from two to 20 years.

Judgment is required in determining the following:

–	The useful life of an intangible asset, as this is based on our estimates regarding the period over which the intangible asset is expected to generate economic benefits to us

–	The amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

 Classification of Intangibles

We classify intangible assets according to their nature and use in our operations. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings. Customer relationships and other intangibles consist primarily of customer relationships and acquired trademark licenses.

Amortization expenses of intangible assets are classified as Cost of cloud, Cost of services, Research and development, Sales and marketing, and General and administration, depending on the use of the respective intangible assets.

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Intangible Assets

€ millions	Software and Database Licenses	Acquired Technology	Customer Relationships and Other Intangibles	Total
Historical cost
1/1/2023	1,057	2,527	7,057	10,641
Foreign currency exchange differences	–1	–65	–185	–251
Additions from business combinations	0	121	355	476
Other additions	22	3	59	84
Retirements/disposals	–92	–767	–2,307	–3,166
Transfers	87	0	–87	0
12/31/2023	1,073	1,819	4,892	7,784
Foreign currency exchange differences	2	103	247	352
Additions from business combinations	0	187	315	502
Other additions	20	3	66	89
Retirements/disposals	–84	–326	–174	–584
Transfers	25	0	–25	0
12/31/2024	1,036	1,786	5,321	8,143

Accumulated amortization
1/1/2023	544	2,041	4,221	6,806
Foreign currency exchange differences	–1	–57	–118	–176
Additions amortization	146	77	305	528
Retirements/disposals	–95	–477	–1,307	–1,879
12/31/2023	594	1,584	3,101	5,279
Foreign currency exchange differences	2	89	151	242
Additions amortization	139	89	253	481
Retirements/disposals	–68	–326	–171	–565
12/31/2024	667	1,436	3,334	5,437

Carrying amount
12/31/2023	479	235	1,791	2,505
12/31/2024	369	350	1,987	2,706

Significant Intangible Assets

€ millions, unless otherwise stated	Carrying Amount		Remaining Useful Life (in years)
	2024	2023
Concur – Customer relationships	540	588	6 to 10
LeanIX – Customer relationships	333	345	12
WalkMe – Customer relationships	246	0	14
WalkMe – Acquired technology	183	0	7
Total significant intangible assets	1,302	933

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(D.4)       Property, Plant, and Equipment

Depreciation of Property, Plant, and Equipment

Property, plant, and equipment are typically depreciated using the straight-line method. Judgment is required in estimating the useful life of the assets. In this assessment we consider, among others, our history with similar assets and current and future changes in technology.

Useful Lives of Property, Plant, and Equipment

Buildings	Predominantly 25 to 50 years
Leased assets and leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Property, Plant, and Equipment

€ millions	Land and Buildings	Land and Buildings Leased	Other Property, Plant, and Equipment	Other Property, Plant, and Equipment Leased	Advance Payments and Construction in Progress	Total
12/31/2023	1,430	1,320	1,309	55	162	4,276
12/31/2024	1,501	1,391	1,379	66	156	4,493

Additions
12/31/2023	58	102	470	82	98	810
12/31/2024	87	321	549	90	91	1,138

The additions (other than from business combinations) relate primarily to the replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers. The increase in additions is primarily related to renewals of leased buildings. For more information about leases, see Note (D.5).

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(D.5)       Leases

Accounting Policies, Judgments, and Estimates

Under IFRS 16, a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As a lessee, SAP recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The right-of-use assets are depreciated on a straight-line basis and interest expense is recognized on the lease liabilities. The vast majority of our leases consist of facility and data center leases. Payments for short-term and low-value leases are expensed over the lease term. Extension options are included in the lease term if their exercise is reasonably certain.

Leases in the Balance Sheet

€ millions	12/31/2024	12/31/2023
Right-of-use assets
Right-of-use assets – land and buildings	1,391	1,320
Right-of-use assets – other property, plant, and equipment	66	55
Total right-of-use assets	1,457	1,375
Property, plant, and equipment	4,493	4,276
Right-of-use assets as % of Property, plant, and equipment	32	32

Lease liabilities
Current lease liabilities	295	294
Current financial liabilities	4,277	1,735
Current lease liabilities as % of Current financial liabilities	7	17

Non-current lease liabilities	1,420	1,327
Non-current financial liabilities	7,169	7,941
Non-current lease liabilities as % of Non-current financial liabilities	20	17

Leases in the Income Statements

€ millions	2024	2023
Lease expenses within operating profit
Depreciation of right-of-use assets	280	325

For more information about right-of-use asset additions, see Note (D.4), and for a maturity analysis of lease liabilities, see Note (F.1). For more information about the cash flow related to lease liabilities, see the “Reconciliation of Liabilities Arising from Financing Activities” table within Note (E.3).

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(D.6)       Equity Investments

Accounting Policies, Judgments, and Estimates

As we do not designate financial assets as “at fair value through profit or loss,” we generally classify financial assets into the following categories: at amortized cost (AC), at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL), depending on the contractual cash flows of and our business model for holding the respective asset.

For equity securities, as the cash flow characteristics are other than solely principal and interest, we take an investment-by-investment decision whether to classify as FVTPL or FVOCI.

The valuation of equity securities of private companies requires judgment because it is typically based on significant unobservable inputs, as no market prices are available and there is inherent lack of liquidity.

We take the most recent qualitative and quantitative information aspects into consideration to determine the fair value estimates of these equity securities.

Considerable judgment and assumptions are involved with regard to the selection of appropriate comparable company data, the assessment of cash requirements of the business, the acceptance of the technology or products in the addressable markets, the actual and forecasted performance, the milestone achievements, the adequacy of price points from financing rounds, the transaction of similar securities of the same company, the rights and preferences of the underlying securities, the selection of adequate equity allocation parameters, the possible exit scenarios and associated weightings. Because all of these assumptions could change significantly, and because valuation is inherently uncertain, our estimated fair values may differ significantly from the values that would have been used had market prices for the investments existed and that will ultimately be realized, and those differences could be material.

Gains/losses on equity securities at FVTPL include gains/losses from fair value fluctuations, from disposals as well as dividends, while gains/losses on equity securities at FVOCI only include dividends, all of which are shown in Financial income, net. Regular way purchases and sales are recorded as at the trade date.

Equity Investments

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non- Current	Total
Equity securities	0	6,401	6,401	0	4,967	4,967
Investments in associates	0	144	144	0	135	135
Equity investments	0	6,545	6,545	0	5,102	5,102
Other financial assets	1,629	7,141	8,770	3,344	5,543	8,887
Equity investments as % of Other financial assets	0	92	75	0	92	57

Investments in Associates

SAP has interests in a number of individually immaterial associates. We own more than 20% of the equity interests or have at least 20% of the voting rights in these entities. Based on these facts and the nature of the relationships, SAP has determined that it has significant influence.

The following table shows, in aggregate, the carrying amount and share of profit of these associates.

€ millions	2024	2023
Carrying amount of interest in associates	144	135
Share of profit and losses from continuing operations	10	–16

The vast majority of the carrying amount of interest in associates relates to SAP Fioneer GmbH.

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For a list of the names of other equity investments, see Note (G.9).

Financial Commitments in Venture Capital Funds

€ millions	2024	2023
Committed investments in venture capital funds	267	269

SAP invests and holds interests in unrelated parties that manage investments in venture capital. On December 31, 2024, total commitments to make such investments amounted to €1,100 million (2023: €977 million), of which €833 million had been drawn (2023: €708 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus contractually committed future capital contributions.

Maturities

€ millions	12/31/2024
Investments in Venture Capital Funds
Due 2025	267
Total	267

(D.7)       Non-Current Assets by Region

The table below shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Non-Current Assets by Region

€ millions	2024	2023
Germany	7,351	7,117
Rest of EMEA	6,781	5,902
EMEA	14,132	13,019
United States	26,840	25,236
Rest of Americas	511	526
Americas	27,351	25,762
India	405	361
Rest of APJ	952	809
APJ	1,356	1,170
SAP Group	42,839	39,951

The increase in non-current assets in the rest of EMEA region is primarily due to the acquisition of WalkMe. For more information, see Note (D.1). The increase in the United States region is primarily due to foreign currency exchange differences for goodwill. For more information, see Note (D.2).

For a breakdown of our employee headcount by region, see Note (B.1), and for a breakdown of revenue by region, see Note (A.1).

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(D.8)       Purchase Obligations

€ millions	2024	2023
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	270	164
Other purchase obligations	9,322	10,377
Purchase obligations	9,592	10,541

The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to cloud services, marketing, consulting, maintenance, license agreements, and other third-party agreements. The decrease is mainly due to payments made for cloud infrastructure services. Historically, the majority of such purchase obligations have been realized.

Maturities

€ millions	12/31/2024
Purchase Obligations
Due 2025	2,870
Due 2026 to 2029	6,576
Due thereafter	146
Total	9,592

(D.9)       Income-Related Government Grants

Recognition of Income-Related Government Grants

We recognize income-related government grants as a reduction of the related expense in the period in which the expense is incurred.

At the end of 2023, we received a grant from the German government to fund research and development expenditures related to cloud infrastructure. The grant will provide reimbursements of up to €329 million for qualifying expenditures through 2027. As at December 31, 2024, the total amount recognized for reimbursement since the inception of the project was not material.

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Section E – Capital Structure, Financing, and Liquidity

This section describes how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity.

(E.1)       Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to continuously cover our funding requirements through the capital markets on reasonable terms and, in so doing, ensure a high level of independence, confidence, and financial flexibility.

SAP’s prime principle of financial risk management is to safeguard liquidity at a level to be able to meet all our financial obligations. In order to support this goal, SAP’s principal use of cash is focused on:

–	Capital expenditure

–	Quick repayment of financial debt

–	Acquisitions and venture activities

–	Payment of dividends

–	Share buybacks to return excess cash to shareholders

SAP SE’s long-term credit rating is “A1” by Moody’s (stable outlook) and “A+” by S&P Global Ratings (stable outlook).

	12/31/2024		12/31/2023		∆ in %
	€ millions	% of Total Equity and Liabilities	€ millions	% of Total Equity and Liabilities
Equity	45,808	62	43,406	64	6
Current liabilities	19,079	26	14,641	21	30
Non-current liabilities	9,235	12	10,284	15	–10
Liabilities	28,314	38	24,925	36	14
thereof financial debt	9,385	13	7,755	11	21
thereof lease liabilities	1,715	2	1,621	2	6
Total equity and liabilities	74,122	100	68,331	100	8

In September 2024, SAP issued a short-term loan of €1.25 billion to finance the acquisition of WalkMe, which can be repaid flexibly until September 2025. In December 2024, SAP drew a total of €1 billion via bilateral credit lines with a term of one year as well as €500 million via two commercial paper tranches of €250 million each. In 2024, we also repaid €850 million in Eurobonds and US$323 million in private placements at maturity. The ratio of total nominal volume of financial debt to total equity and liabilities increased 1pp.

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(E.2)       Total Equity

Accounting for Interests in Subsidiaries

Changes in SAP's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When SAP loses control over the subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests (NCI) and other components of equity. Any resulting gain or loss is recognized in profit or loss.

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

Millions	Issued Capital	Treasury Shares
1/1/2022	1,228.5	–48.9
Purchase of treasury shares	0	–15.7
Reissuance of treasury shares under share-based payments	0	3.3
12/31/2022	1,228.5	–61.4
Purchase of treasury shares	0	–7.6
Reissuance of treasury shares under share-based payments	0	7.7
12/31/2023	1,228.5	–61.3
Purchase of treasury shares	0	–10.9
Reissuance of treasury shares under share-based payments	0	10.2
12/31/2024	1,228.5	–61.9

For more details about the share repurchase program executed in 2023 and 2024, see the section Treasury Shares below.

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital as follows:

–	By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash until May 19, 2025 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

–	By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash or in kind until May 19, 2025 (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights in certain cases.

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase, which will be implemented only insofar as the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2024, €100 million, representing 100 million shares, was still available for issuance (2023: €100 million).

Retained Earnings

Retained earnings mainly comprise profit after tax and dividend payments as well as transactions with non-controlling interests.

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Other Components of Equity

€ millions	Exchange Differences	Cash Flow Hedges/Cost of Hedging	Total
1/1/2022	1,830	–22	1,808
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	2,186	39	2,224
12/31/2022	4,015	16	4,031
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	–1,597	–8	–1,605
12/31/2023	2,418	9	2,426
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	2,372	–24	2,349
12/31/2024	4,790	–15	4,775

Treasury Shares

By resolution of SAP SE’s Annual General Meeting of Shareholders held on May 11, 2023, the authorization granted by the Annual General Meeting of Shareholders on May 17, 2018, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP SE to acquire, on or before May 10, 2028, shares of SAP SE representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP SE do not account for more than 10% of SAP SE’s issued share capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with them. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

Following the above authorization, in May 2023 we announced a new share buyback program with an aggregate volume of up to €5 billion and a term until December 31, 2025, which is designed primarily to service share-based compensation awards. As part of this program, we acquired shares with a volume of €2,108 million (without incidental acquisition costs) in 2024.

Distribution Policy and Dividends

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling at least 40% of the SAP Group’s non-IFRS profit after tax from continuing operations (previously: 40% or more of the Group’s IFRS profit after tax) and by potentially repurchasing treasury shares in future.

In 2024, we distributed €2,565 million (€2.20 per share) in dividends for 2023, compared to €2,395 million (€2.05 per share) paid in 2023 for 2022 and €2,865 million (€2.45 per share, including a special dividend of €0.50 to celebrate SAP’s 50th anniversary) paid in 2022 for 2021.

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2024, the Executive Board intends to propose that a dividend of €2.35 per share (that is, an estimated total dividend of €2,741 million), be paid from the profits of SAP SE.

Non-Controlling Interests

In 2024, a profit of €26 million was attributed to non-controlling interests (2023: a loss of €33 million was attributed to non-controlling interests of other SAP entities, and a loss of € 141 million was attributed to Qualtrics).

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(E.3)       Liquidity

Accounting for Non-Derivative Financial Instruments

Classification and Measurement of Non-Derivative Financial Debt Investments

Our non-derivative financial debt investments comprise cash at banks and cash equivalents (highly liquid investments with original maturities of three months or less, such as time deposits and money-market funds), loans and other financial receivables, and acquired debt securities.

We generally classify financial assets as: at amortized cost (AC), at fair value through other comprehensive income (FVOCI), or at fair value through profit or loss (FVTPL), depending on the contractual cash flows of, and our business model for, holding the respective asset. Financial assets having cash flow characteristics other than solely principal and interest such as money market and similar funds are classified as FVTPL. Generally, other financial assets with cash flows consisting solely of principal and interest are held within a business model whose objective is “hold to collect” and are thus classified as AC. Occasionally, such other financial assets are held within a business model whose objective is “hold to collect and sell” in which case they are classified as FVOCI.

Gains/losses on non-derivative financial debt investments at FVTPL are reported in Financial income, net and show interest income/expenses separately from other gains/losses which include gains/losses from fair value fluctuations and disposals. Gains/losses on non-derivative financial debt investments at AC are reported in Financial income, net and show interest income/expenses separately from other gains/losses which include gains/losses on disposals and changes in expected and incurred credit losses. Gains/losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net. Regular way purchases and sales are recorded as at the trade date.

Impairment of Non-Derivative Financial Debt Investments

For these financial assets, we apply considerable judgment by employing the general impairment approach as follows:

–	For cash at banks, time deposits, and debt securities such as acquired bonds and acquired commercial paper, we apply the low credit risk exception, as it is our policy to invest only in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model, and we record a loss allowance at an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. Even though we invest only in assets of at least investment-grade, we also closely observe the development of credit default swap spreads as a measure of market participants’ assessments of the creditworthiness of a debtor to evaluate probable significant increases in credit risk to timely react to changes should these manifest. Among others, we consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, when there is information about a counterparty’s financial difficulties or if there is a drastic increase in a counterparty’s credit default swap spread for a prolonged time period while the overall market environment remains generally stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced, for example, by the bankruptcy of a counterparty of such financial assets.

–	Loans and other financial receivables are monitored based on borrower-specific internal and external information to determine whether there has been a significant increase in credit risk since initial recognition. We consider such assets to be in default if they are significantly beyond their due date or if the borrower is unlikely to pay its obligation. A write-off occurs when the likelihood of recovery is considered remote, for example when bankruptcy proceedings have been finalized or when all enforcement efforts have been exhausted.

Non-Derivative Financial Liabilities

Non-derivative financial liabilities include bank loans, issued bonds, private placements, and other financial liabilities. Other financial liabilities also include customer funding liabilities which are funds we draw from and make payments on behalf of our customers for customers’ employee expense

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reimbursements, related credit card payments, and vendor payments. We present these funds in cash and cash equivalents and record our obligation to make these expense reimbursements and payments on behalf of our customers as customer funding liabilities.

As we do not designate financial liabilities as FVTPL, we generally classify non-derivative financial liabilities as AC.

Expenses and gains or losses on financial liabilities at AC mainly consist of interest expense which is shown in Financial income, net. Gains/losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net.

Group Liquidity, Financial Debt, and Net Debt

Group liquidity consists of cash at banks, money market and other funds, as well as time deposits and debt securities (both with remaining maturities of less than one year). Financial debt is defined as the nominal volume of bank loans, issued commercial paper, private placements, and bonds. Net debt is group liquidity less financial debt.

Group Liquidity and Net Debt

€ millions	2024	2023	∆
Cash and cash equivalents	9,609	8,124	1,485
Current time deposits and debt securities	1,471	3,151	–1,680
Group liquidity	11,080	11,275	–195
Current financial debt	–3,639	–1,143	–2,496
Non-current financial debt	–5,746	–6,612	866
Financial debt	–9,385	–7,755	–1,631
Net debt (–)	1,695	3,521	–1,825

While we continuously monitor the ratios presented in the capital structure table, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net debt.

Cash and Cash Equivalents

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Cash at banks	3,962	0	3,962	3,369	0	3,369
Time deposits	1,659	0	1,659	2,130	0	2,130
Money market and other funds	3,991	0	3,991	2,478	0	2,478
Debt securities	0	0	0	150	0	150
Expected credit loss allowance	–3	0	–3	–3	0	–3
Cash and cash equivalents	9,609	0	9,609	8,124	0	8,124

Non-Derivative Financial Debt Investments

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Time deposits	1,425	0	1,425	3,028	0	3,028
Debt securities	53	74	128	129	0	129
Financial instruments related to employee benefit plans	0	287	287	0	244	244
Loans and other financial receivables	98	231	329	58	50	108

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Expected credit loss allowance	–7	0	–7	–7	0	–7
Non-derivative financial debt investments	1,569	593	2,161	3,209	294	3,503
Other financial assets	1,629	7,141	8,770	3,344	5,543	8,887
Non-derivative financial debt investments as % of Other financial assets	96	8	25	96	5	39

Time deposits with original maturity of three months or less are presented as cash and cash equivalents, and those with original maturities of greater than three months (investments considered in group liquidity) are presented as other financial assets. Debt securities consist of acquired commercial paper and acquired bonds of mainly financial and non-financial corporations and municipalities.

The increase in money market funds and other funds was offset by a decrease in time deposits. This strategic shift was aimed at securing liquidity as needed.

For more information about financial risk and the nature of risk, see Note (F.1).

Financial Debt

€ millions	2024					2023
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total	Current	Non- Current	Current	Non- Current	Total
Bonds	889	5,650	888	5,201	6,090	850	6,521	849	5,932	6,780
Private placement transactions	0	96	0	99	99	292	90	294	95	388
Commercial Paper	500	0	498	0	498	0	0	0	0	0
Bank loans	2,250	0	2,250	0	2,250	0	0	0	0	0
Financial debt	3,639	5,746	3,636	5,301	8,937	1,143	6,612	1,143	6,026	7,169
Financial liabilities			4,277	7,169	11,446			1,735	7,941	9,676
Financial debt as % of Financial liabilities			85	74	78			66	76	74

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 3.33% in 2024, 3.49% in 2023, and 1.23% in 2022.

None of our financial debt is restricted by financial covenants. Our financial debt includes covenants customarily used, such as change of control or regulatory changes that trigger an immediate repayment. Bonds and private placements are classified as non-current as at December 31, 2024, as SAP has an existing right to defer settlement for at least 12 months after the reporting period. For more information about the risk associated with our financial liabilities, see Note (F.1). For more information about fair values, see Note (F.2).

Bonds

	2024						2023
	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount (in € millions)	Carrying Amount (in € millions)
Eurobond 9 – 2014	2027	99.284%	1.750% (fix)	1.87%	€1,000	947	914
Eurobond 12 – 2015	2025	99.264%	1.000% (fix)	1.13%	€600	600	599
Eurobond 15 – 2018	2026	99.576%	1.000% (fix)	1.06%	€500	500	499
Eurobond 16 – 2018	2030	98.687%	1.375% (fix)	1.50%	€500	442	428
Eurobond 19 – 2018	2024	99.227%	0.750% (fix)	0.89%	€850	0	849
Eurobond 20 – 2018	2028	98.871%	1.250% (fix)	1.38%	€1,000	923	891

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Eurobond 21 – 2018	2031	98.382%	1.625% (fix)	1.78%	€1,250	1,079	1,045
Eurobond 23 – 2020	2026	99.200%	0.125% (fix)	0.26%	€600	599	598
Eurobond 24 – 2020	2029	98.787%	0.375% (fix)	0.51%	€800	712	686
Eurobonds						5,801	6,509
USD bond – 2018	2025	100.000%	4.69% (fix)	4.74%	US$300	289	271
Bonds						6,090	6,780

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placements

	2024					2023
	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount (in € millions)	Carrying Amount (in € millions)
U.S. private placements
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$	0	294
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$	99	95
Private placements					99	388

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Commercial Paper Program

The net proceeds from our commercial paper program (Commercial Paper, or CP) are being used for general corporate purposes. As at December 31, 2024, we have €500 million of CP outstanding with maturities generally less than 12 months and the carrying amount amounted to €498 million (December 31, 2023: €0). The weighted average interest rate of our CP is −3.03% as at December 31, 2024 (December 31, 2023: 0%).

Loans

SAP drew short-term loans of €2,250 million for general corporate purposes, including the acquisition of WalkMe, that can be flexibly repaid until December 2025. The effective interest rate on the loans is 3.25% in 2024 (2023: 0%). The loans contain information covenants.

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Reconciliation of Liabilities Arising from Financing Activities

The changes in our financial debts are reconciled to the cash flows from borrowings included in the cash flow from financing activities.

€ millions	1/1/2024	Cash Flows	Business Combinations	Foreign Currency	Fair Value Changes	Other	12/31/2024
Current financial debt	1,143	1,594	0	35	0	868	3,639
Non-current financial debt	6,612	0	0	2	0	–868	5,746
Financial debt (nominal volume)	7,755	1,594	0	37	0	0	9,385
Basis adjustment	–550	0	0	0	131	0	–419
Transaction costs	–35	–3	0	0	0	10	–29
Financial debt (carrying amount)	7,169	1,591	0	37	131	10	8,937
Accrued interest and payment to banks	94	13	0	0	0	123	230
Interest rate swaps	537	0	0	0	–129	0	408
Lease[1]	1,621	–310	0	32	0	372	1,715
Total liabilities from financing activities	9,421	1,294	0	69	2	504	11,290
[1] Other includes new lease liabilities.

€ millions	1/1/2023	Cash Flows	Business Combinations	Foreign Currency	Fair Value Changes	Other	12/31/2023
Current financial debt	3,986	–3,986	0	0	0	1,142	1,143
Non-current financial debt	7,778	0	0	–24	0	–1,142	6,612
Financial debt (nominal volume)	11,764	–3,986	0	–24	0	0	7,755
Basis adjustment	–773	0	0	2	221	0	–550
Transaction costs	–47	0	0	0	0	12	–35
Financial debt (carrying amount)	10,943	–3,986	0	–22	221	12	7,169
Accrued interest	203	–83	0	0	0	–27	94
Interest rate swaps	753	0	0	–1	–215	0	537
Lease	2,140	–332	0	55	0	–241	1,621
Total liabilities from financing activities	14,039	–4,400	0	32	7	–256	9,421

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Section F – Management of Financial Risk Factors

This section discusses financial risk factors and risk management regarding foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, and liquidity risk. Further, it contains information about financial instruments.

(F.1)       Financial Risk Factors and Risk Management

Accounting for Derivative Financial Instruments

We use derivatives to hedge foreign currency risk or interest rate risk and designate them as cash flow or fair value hedges if they qualify for hedge accounting under IFRS 9, which involves judgment.

Derivatives Not Designated as Hedging Instruments in Hedge Accounting Relationships

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IFRS 9. To hedge currency risks inherent in foreign-currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments in hedge accounting, because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives.

In addition, we occasionally have contracts that contain foreign currency embedded derivatives that are required to be accounted for separately.

Fair value fluctuations in the spot component of such derivatives at FVTPL are included in Other non-operating income/expense, net while the forward element is shown in Financial income, net.

Derivatives Designated as Hedging Instruments

a) Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions. With regard to foreign currency risk, hedge accounting relates to the spot price and to the intrinsic values of the derivatives designated and qualifying as cash flow hedges. Accordingly, the effective portion of these components determined on a present value basis is recorded in other comprehensive income. The forward element and time value as well as foreign currency basis spreads excluded from the hedging relationship are recorded as cost of hedging in a separate position in other comprehensive income. As the amounts are not material, they are presented together with the effective portion of the cash flow hedges in our consolidated statements of comprehensive income and consolidated statements of changes in equity. All other components including counterparty credit risk adjustments of the derivative and the ineffective portion are immediately recognized in Financial Income, net in profit or loss. Amounts accumulated in other comprehensive income are generally reclassified to profit or loss to Other non-operating income/expense, net and Financial income, net in the same period when the hedged item affects profit or loss.

b) Net Investment Hedge

In general, we do not hedge the foreign currency exposure from the net assets of subsidiaries with a functional currency different from the euro, and we do not apply net investment hedge accounting. However, in selected cases we might do so, and we applied net investment hedge accounting in 2023. For more information, see Note (D.1).

The designated component in hedge accounting is the spot price of the derivatives designated and qualifying as net investment hedges. Accordingly, the effective portion of this component determined on a present value basis is recorded in Other comprehensive income. All other not-designated components or ineffective portions are immediately recognized in Financial Income, net in profit or

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loss. Amounts accumulated in Other comprehensive income are reclassified to Other non-operating income/expense, net within profit or loss in the same period when the foreign operation is partially disposed of or sold.

c) Fair Value Hedge

We apply fair value hedge accounting for certain of our fixed-rate financial liabilities and show the fair value fluctuations in Financial income, net.

d) Valuation and Testing of Effectiveness

At inception of a designated hedging relationship, we document our risk management strategy and the economic relationship between hedged item and hedging instrument. The existence of an economic relationship is demonstrated as well as the effectiveness of the hedging relationship tested prospectively by applying the critical terms match for our foreign currency hedges, since currencies, maturities, and the amounts are closely aligned for the forecasted transactions and for the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, effectiveness is tested prospectively using statistical methods in the form of a regression analysis, by which the validity and extent of the relationship between the change in value of the hedged items as the independent variable and the fair value change of the derivatives as the dependent variable is determined. The main sources of ineffectiveness are:

–	The effect of the counterparty and our own credit risk on the fair value of the forward exchange contracts and interest rate swaps, which is not reflected in the respective hedged item.

We are exposed to various financial risks, such as market risks (that is, foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

We manage market risks, credit risk, and liquidity risk on a Group-wide basis through our global treasury department, global risk management, and global credit management. Risk management policies are established to identify risks, to set appropriate risk limits, and to monitor risks. Risk management policies and hedging strategies are laid out in our internal guidelines (for example, treasury and other internal guidelines), and are subject to continuous internal review, analysis, and update to reflect changes in market conditions and our business.

We only purchase derivative financial instruments to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk Factors

As we are active worldwide, our ordinary operations are subject to risks associated with fluctuations in foreign currencies. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, the Group’s entities occasionally generate foreign currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the respective functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, a significant portion of these transactions is hedged as described below.

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, the intellectual property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of the IP holders with the highest royalty volume is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant

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operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, and, in 2023, the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity.

Foreign Currency Exchange Rate Risk Management

We continuously monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts.

With regard to our exposure from monetary items, our primary aim is to reduce profit or loss volatility. Therefore, related hedging instruments are not designated as being in a hedge accounting relationship because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives.

With respect to forecasted transactions, up until December 2024 our risk management strategy was to reduce year-over-year profit or loss volatility via a rolling 12-month hedge horizon. Since December 2024, our forecasted exposure hedging strategy is aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year by preserving foreign exchange rates valid at the beginning of the calendar year when the FCF guidance is given. Notwithstanding the change in foreign currency exchange rate risk management, our hedged item remains a layer of the forecasted cash flows from royalty payments to IP holders as they correlate to our FCF. Due to the change in our foreign currency exchange rate risk management, we re-designated all existing cash flow hedge relationships and entered into new cash flow hedge relationships in December 2024.

Currency Hedges Designated as Hedging Instruments (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a hedge ratio of 1:1 and a hedge horizon of up to 12 months, which is also the maximum maturity of the foreign exchange derivatives we use.

For all years presented, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships except for those affected by the change in our foreign currency exchange rate risk management. Also, ineffectiveness was either not material or non-existent in all years reported. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within the respective calendar year.

Currency Hedges Designated as Hedging Instruments (Net Investment Hedges)

In 2023, we hedged part of our net investment in our U.S. subsidiaries which have the U.S. dollar as their functional currency, by entering into a deal contingent forward. The hedged risk is the weakening of the U.S. dollar against the euro. The deal contingent forward was designated as a hedging instrument for the changes in the value of the net investment that is attributable to changes in the U.S. dollar/euro spot rate.

To assess hedge effectiveness, we have determined the economic relationship between the hedging instrument and the hedged item, by comparing changes in the carrying amount of the deal contingent forward that is attributable to a change in the spot rate with changes in the investment in the U.S. subsidiaries due to movements in the spot rate.

The amounts as at December 31 relating to items designated as hedged items were as follows:

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Designated Hedged Items in Foreign Currency Exchange Rate Hedges

	Forecasted License Payments	Net Investment	Forecasted License Payments	Net Investment
€ millions	2024		2023
Change in value used for calculating hedge ineffectiveness	–19	0	19	-15
Cash flow hedge	–19	0	19	0
Cost of hedging	–3	0	–7	0
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0	–15	0	–15

The amounts as at December 31 designated as hedging instruments were as follows:

Designated Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Forecasted License Payments in EUR	Net Investment in USD	Forecasted License Payments in EUR	Net Investment in USD
€ millions	2024		2023
Nominal amount	3,735	0	2,390	0
Carrying amount
Other financial assets	12	0	33	0
Other financial liabilities	–32	0	–20	0
Change in value recognized in OCI	–19	0	19	15
Hedge ineffectiveness recognized in Finance income, net	0	0	0	–106
Cost of hedging recognized in OCI	–3	0	–7	0
Amount reclassified from cash flow hedge in OCI to Other non-operating income, net	–78	0	62	0
Amount reclassified from cost of hedging in OCI to Finance income, net	–17	0	–9	0

On December 31, we held the following instruments to hedge exposures to changes in foreign currency:

Details on Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Maturity
	2024		2023
Forward exchange contracts	1–6 Months	7–12 Months	1–6 Months	7–12 Months
Net exposure in € millions	2,078	1,657	1,364	1,025
Average EUR:GBP forward rate	0.83	0.84	0.88	0.88
Average EUR:JPY forward rate	158.63	157.46	148.12	152.10
Average EUR:CHF forward rate	0.92	0.91	0.96	0.94
Average EUR:AUD forward rate	0	0	1.64	1.67
Average EUR:USD forward rate	1.06	1.07	1.10	1.09

Foreign Currency Exchange Rate Exposure

Our risk exposure is based on the following assumptions:

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–	The SAP Group’s entities generally operate in their functional currencies. In exceptional cases and limited economic environments, operating transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where material, this foreign currency exchange rate risk is hedged. Therefore, fluctuations in foreign currency exchange rates only have an impact on profit with regard to our unhedged non-derivative monetary financial instruments and related income or expenses.

–	Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to the following:

–	The spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income

–	Foreign currency embedded derivatives affecting other non-operating expense, net

–	Unhedged foreign-currency monetary assets and liabilities affecting other non-operating expense, net

Thus, our foreign currency exposure (and our average/high/low exposure) as at December 31 was as follows:

Foreign Currency Exposure

€ billions	2024	2023
Year-end exposure toward all our major currencies	5.6	4.2
Average exposure	4.5	3.3
Highest exposure	5.6	4.2
Lowest exposure	3.3	2.5

Foreign Currency Exchange Rate Sensitivity

If, on December 31, the foreign currency exchange rates had been higher/lower as described below, this would have had the following effects on other non-operating expense, net and other comprehensive income:

Foreign Currency Sensitivity

€ millions	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2024	2023	2022	2024	2023	2022
Derivatives held within a designated cash flow hedge relationship
All major currencies –10% against the euro				375	238	135
All major currencies +10% against the euro				–375	–238	–135
thereof: USD –10% against the euro				281	131	29
thereof: USD +10% against the euro				–281	–131	–29
Embedded derivatives
All currencies –10% against the respective functional currency	–56	–63	–38
All currencies +10% against the respective functional currency	56	64	31
thereof: EUR –10% against the respective functional currency	–45	–48	–20
thereof: EUR +10% against the respective functional currency	45	48	20

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Unhedged monetary assets and liabilities
All currencies –10% against the respective functional currency	–101	–112	–63
All currencies +10% against the respective functional currency	101	112	63
thereof: USD –10% against the respective functional currency	–39	–46	–44
thereof: USD +10% against the respective functional currency	39	46	44

Interest Rate Risk

Interest Rate Risk Factors

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars, since a large part of our investments are based on variable rates and/or short maturities (2024: 60%; 2023: 53%) and most of our financing transactions are based on fixed rates and long maturities (2024: 86%; 2023: 100%).

Interest Rate Risk Management

The aim of our interest rate risk management is to reduce profit or loss volatility and optimize our interest result by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest-rate-related derivative instruments to a given portfolio of investments and debt financing. The desired fixed-floating mix of our net debt is set by the Treasury Committee.

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

To match the interest rate risk from our financing transactions to our investments, we use receiver interest rate swaps to alter the interest cash flows of certain fixed-rate financial liabilities to floating, and by this means secure the fair value of the swapped financing transactions on a 1:1 ratio. Including interest rate swaps, 40% (2023: 43%) of our total interest-bearing financial liabilities outstanding as at December 31, 2024, had a fixed interest rate.

The amounts as at December 31 relating to items designated as hedged items were as follows:

Designated Hedged Items in Interest Rate Hedges

	2024		2023
€ millions	Fixed-Rate Borrowing in EUR	Fixed-Rate Borrowing in USD	Fixed-Rate Borrowing in EUR	Fixed-Rate Borrowing in USD
Notional amount	4,550	0	4,550	90
Carrying amount	4,103	0	3,964	89
Accumulated fair value adjustments in Other financial liabilities	423	–3	556	–6
Change in fair value used for measuring ineffectiveness for the reporting period	133	–3	226	1
Accumulated amount of fair value hedge adjustments for hedged items ceased to be adjusted for hedging gains/losses	0	–3	0	-7

The amounts as at December 31 designated as hedging instruments were as follows:

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Designated Hedging Instruments in Interest Rate Hedges

	2024		2023
€ millions	Interest Rate Swaps for EUR Borrowing	Interest Rate Swaps for USD Borrowing	Interest Rate Swaps for EUR Borrowing	Interest Rate Swaps for USD Borrowing
Notional amount	4,550	0	4,550	90
Carrying amount
Other financial assets	0	0	0	0
Other financial liabilities	–408	0	–535	–1
Change in fair value used for measuring ineffectiveness for the reporting period	–127	–1	–214	–2

As at December 31, we held the following instruments to hedge exposures to changes in interest rates:

Details on Hedging Instruments in Interest Rate Hedges

	2024
	Maturity
€ millions		2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts		1,000	1,000	800	500	1,250
Average variable interest rate[1]		4.535%	3.827%	3.056%	3.746%	3.912%
USD interest rate swaps
Nominal amounts
Average variable interest rate[1]
	2023
	Maturity
€ millions	2024	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts		1,000	1,000	800	500	1,250
Average variable interest rate[1]		4.324%	3.679%	2.924%	3.630%	3.817%
USD interest rate swaps
Nominal amounts	90
Average variable interest rate[1]	5.695%
[1] Computed based on the interest rate curve as at December 31 of the respective reporting period. Prior-year rates were adjusted.

Interest Rate Exposure

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

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Interest Rate Risk Exposure

€ billions	2024				2023
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments[1]	3.99	3.85	4.29	3.29	2.48	4.12	6.93	2.48
Cash flow interest rate risk
From investments (including interest-bearing cash)[1]	0.72	0.74	0.78	0.75	0.78	0.58	0.78	0.51
From financing	1.25	0.42	1.25	0	0	1.10	1.73	0
From interest rate swaps	4.55	4.63	4.64	4.55	4.64	4.64	4.64	4.64
[1] To more accurately present the nature of the risk, we have revised the classification of investment-related risk for the current and previous year. Specifically, we have separated the component to fair value interest rate risk, which was previously included in the cash flow interest rate risk in 2023.

Interest Rate Sensitivity

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

–	Changes in interest rates only affect the accounting for non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed-rate financial liabilities, as we account for them at amortized cost. Investments in fixed-rate financial assets classified as fair value through profit or loss were not material at each year end reported. Thus, we do not consider any fixed-rate instruments in the equity-related sensitivity calculation.

–	Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable-rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

–	The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting Financial income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, we include those effects of market interest rates on interest payments in the profit-related sensitivity calculation.

If, on December 31, interest rates had been higher/lower, this would have had the following effects on Financial income, net:

Interest Rate Sensitivity

€ millions	Effects on Financial Income, Net
	2024	2023	2022
Derivatives held within a designated fair value hedge relationship
Interest rates +100bps for U.S. dollar area/+100bps for euro area (2023: +100bps for U.S. dollar area/+100bps for euro area; 2022: +75bps/+125bps for U.S. dollar/euro area)	–46	–46	–58
Interest rates –100bps for U.S. dollar area/–100bps for euro area (2023: –100bps for U.S. dollar area/–100bps for euro area; 2022: –25bps/–10bps for U.S. dollar/euro area)	46	46	5
Variable-rate financing
Interest rates +100bps for U.S. dollar area/+100bps for euro area (2023: +100bps for U.S. dollar area/+100bps for euro area; 2022: +75bps/+125bps for U.S. dollar/euro area)	–4	0	–14

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Interest rates –100bps for U.S. dollar area/–100bps for euro area (2023: –100bps for U.S. dollar area/–100bps for euro area; 2022: –25bps/–10bps for U.S. dollar/euro area)	4	0	1
Variable-rate investments
Interest rates +100bps for U.S. dollar area/+100bps for euro area (2023: +100bps for U.S. dollar area/+100bps for euro area; 2022: +75bps/+125bps for U.S. dollar/euro area)	47	32	26
Interest rates –100bps for U.S. dollar area/–100bps for euro area (2023: –100bps for U.S. dollar area/–100bps for euro area; 2022: –25bps/–10bps for U.S. dollar/euro area)	–47	–32	–5

Equity Price Risk

Equity Price Risk Factors

We are exposed to equity price risk with regard to our investments in equity securities.

Equity Price Risk Management

Our listed equity investments are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. Unlisted equity investments are monitored based on detailed financial information provided by the investees. The fair value of our listed equity investments depends on the equity prices, while the fair value of the unlisted equity investments is influenced by various unobservable input factors.

Equity Price Exposure

On December 31, 2024, our exposure from our investments in equity securities was €6,401 million (2023: €4,967 million; 2022: €5,137 million).

Equity Price Sensitivity

Our sensitivity towards a fluctuation in equity prices is as follows:

Equity Price Sensitivity

€ millions	2024	2023	2022
Investments in equity securities
Increase in equity prices and respective unobservable inputs of 10% (2023: 22%) - increase of financial income, net	640	1,093	503
Decrease in equity prices and respective unobservable inputs of 10% (2023: 22%) - decrease of financial income, net	–640	–1,093	–503

1 For 2022, a +/–10% increase and decrease was assumed.

Most of our equity securities are within the venture-capital-related investment activities. For purposes of our equity price sensitivity disclosure, we benchmarked the historical average of public market returns of the NASDAQ and S&P 500 to the average annual venture capital benchmark returns over a 12-year period, which is the assumed average holding period of venture capital funds. Overall, our analysis indicated a blended return range of +/–10% in 2024 (+/–22% in 2023).

Credit Risk

Credit Risk Factors

To reduce the credit risk in investments, we arrange to receive rights to collateral for certain investing activities in the full amount of the investment volume, which we would be allowed to make use of only in the case of default of the counterparty to the investment. In the absence of other significant agreements to reduce our credit risk exposure, the total amounts recognized as cash and cash equivalents, current investments, loans, and other financial receivables, trade receivables, and

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derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Credit Risk Management

Cash at Banks, Time Deposits, and Debt Securities

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat.” We only invest in issuers with a lower rating in exceptional cases. Such investments were not material in all years presented. The weighted average rating of our financial assets is A. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume, which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds with at least investment-grade rating level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit that depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of credit default swap spreads in the market to evaluate probable risk developments and react in a timely manner to changes should these manifest.

For cash at banks, time deposits, and debt securities such as acquired bonds or commercial paper, we apply the general impairment approach. As it is our policy to only invest in high-quality assets of issuers with a minimum rating of at least investment grade so as to minimize the risk of credit losses, we use the low credit risk exception. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model and we record a loss allowance for an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure as at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. To ensure that during their lifetime our investments always fulfill the requirement of being investment-grade, we monitor changes in credit risk by tracking published external credit ratings. Among other things, we consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, when there is information about a counterparty’s financial difficulties, or in case of a drastic increase in the credit default swap spread of a counterparty for a prolonged time period while the overall market environment remains rather stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced, for example, by the bankruptcy of a counterparty of such financial assets.

Trade Receivables

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and on our past experience with the customers concerned. Based on this assessment, individual credit limits are established for each customer and deviations from such credit limits need to be approved by management.

We apply the simplified impairment approach using a provision matrix for all trade receivables and contract assets to take into account any lifetime expected credit losses already at initial recognition. For the purpose of the provision matrix, customers are clustered into different risk classes, mainly based on historical experience with credit losses in the respective SAP subsidiaries. Loss rates used to

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reflect lifetime expected credit losses are determined using a roll-rate method based on the probability of a receivable progressing through different stages of being overdue and on our actual credit loss experience over the past years. These loss rates are enhanced by forward-looking information to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions, and the expected changes in the economic conditions over the expected life of the receivables. Forward-looking information is based on changes in country risk ratings, or fluctuations in credit default swaps of countries of the customers we do business with. We continuously monitor outstanding receivables locally to assess whether there is objective evidence that our trade receivables and contract assets are credit-impaired. Evidence that trade receivables and contract assets are credit-impaired include, among the trade receivables being past due, information about significant financial difficulty of the customer or non-adherence to a payment plan. We consider receivables to be in default when the counterparty is unlikely to pay its obligations in full, However, a delay of payments (for example, more than 90 days past due) in the normal course of business alone does not necessarily indicate a customer default. We write off account balances either partially or in full if we judge that the likelihood of recovery is remote, which might be evidenced, for example, when bankruptcy proceedings for a customer are finalized or when all enforcement efforts have been exhausted.

The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (A.2).

Credit Risk Exposure

Cash, Time Deposits, and Debt Securities

As at December 31, our exposure to credit risk from cash, time deposits, and debt securities was as follows:

Credit Risk Exposure from Cash, Time Deposits, and Debt Securities

€ millions, unless otherwise stated	2024
	Equivalent to External Rating	Weighted Average Loss Rate	Gross Carrying Amount Not Credit-Impaired	Gross Carrying Amount Credit-Impaired	ECL Allowance
Risk class 1 - low risk	AAA to BBB–	–0.1%	7,004	0	–7
Risk class 2 - high risk	BB+ to D	0.0%	105	0	0
Risk class 3 - unrated	NA	–5.5%	55	0	–3
Total		–0.1%	7,164	0	–10

€ millions, unless otherwise stated	2023
	Equivalent to External Rating	Weighted Average Loss Rate	Gross Carrying Amount Not Credit-Impaired	Gross Carrying Amount Credit-Impaired	ECL Allowance
Risk class 1 - low risk	AAA to BBB–	–0.1%	8,664	0	–7
Risk class 2 - high risk	BB+ to D	0.0%	66	0	0
Risk class 3 - unrated	NA	–3.9%	77	0	–3
Total		–0.1%	8,807	0	–10

Master Netting and Similar Arrangements

We enter into derivatives on the basis of the German Master Agreement on Financial Derivatives Transactions (“Deutscher Rahmenvertrag für Finanztermingeschäfte”) and similar agreements. The regulations of these agreements apply particularly in the case of insolvency and not during the normal course of business.

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The following table shows the derivative instruments that are subject to such netting arrangements:

Master Netting and Similar Arrangements
€ millions	2024			2023
	Carrying Amounts	Nettable Amounts in Case of Insolvency	Net Amount	Carrying Amounts	Nettable Amounts in Case of Insolvency	Net Amount
Financial assets	60	42	18	90	55	35
Financial liabilities	–525	–42	–483	–623	–55	–568

Trade Receivables

As at December 31, our exposure to credit risk from trade receivables was as follows:

Credit Risk Exposure from Trade Receivables

€ millions, unless otherwise stated	2024
	Weighted Average Loss Rate	Gross Carrying Amount Not Credit-Impaired	Gross Carrying Amount Credit-Impaired	ECL Allowance
AR not due and due	–0.2%	4,439	-	–7
AR overdue 1 to 30 days	–0.9%	619	64	–6
AR overdue 30 to 90 days	–1.4%	603	28	–9
AR overdue more than 90 days	–29.2%	445	263	–207
TOTAL	–3.5%	6,106	355	–229

€ millions, unless otherwise stated	2023
	Weighted Average Loss Rate	Gross Carrying Amount Not Credit-Impaired	Gross Carrying Amount Credit-Impaired	ECL Allowance
AR not due and due	–0.3%	4,036	2	–13
AR overdue 1 to 30 days	–0.6%	770	51	–5
AR overdue 30 to 90 days	–1.5%	564	32	–9
AR overdue more than 90 days	–27.3%	432	213	–176
TOTAL	–3.3%	5,802	298	–203

The movement in the ECL allowance for trade receivables is as follows:

Movement in ECL Allowance for Trade Receivables

	2024	2023
€ millions	ECL Allowance	ECL Allowance
Balance as at 1/1	–203	–261
Net credit losses recognized	–112	–32
Amounts written off	86	90
Balance as at 12/31	–229	–203

Liquidity Risk

Liquidity Risk Factors

We are exposed to liquidity risk from our obligations towards suppliers, employees, and financial institutions.

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Liquidity Risk Management

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Generally, our primary source of liquidity is funds generated from our business operations. Our global treasury department manages liquidity centrally for all subsidiaries. Where possible, we pool their cash surplus so that we can use liquidity centrally for our business operations, for subsidiaries’ funding requirements, or to invest any net surplus in the market. With this strategy, we seek to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained before. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.

Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-to-day operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.

To retain high financial flexibility, in 2023, SAP SE entered into a sustainability-linked revolving credit facility with a volume of €3.0 billion with an initial term until 2028 plus two one-year extension options, replacing its previous credit facility of €2.5 billion from 2017. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or the agreed benchmark rate for the respective currency plus a base margin which might be adjusted depending on the fulfillment of agreed sustainability performance targets. We are also required to pay a commitment fee of 7bps per annum on the unused available credit. We have not drawn on the facility.

In September 2019, we initiated a commercial paper (Commercial Paper, or CP) program. As at December 31, 2024, we had €498 million of CP outstanding with maturities generally less than six months (2023: €0 million).

Additionally, as at December 31, 2024 and 2023, the Group had available lines of credit totaling €1,200 million and €555 million, respectively. In 2024, an amount of €1 billion was used through money market loans (for more information, see Note (E.3)). There were immaterial borrowings outstanding under these lines of credit in 2023.

Liquidity Risk Exposure

The table below is an analysis of the remaining contractual maturities of all our financial liabilities and guarantees held as at December 31.

Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

We continue to provide rental guarantees for certain offices used by Qualtrics. The amounts shown for the financial guarantees are the gross amounts we guarantee, however, we are entitled to indemnification payments by Qualtrics which will reduce the guarantee amounts disclosed.

Contractual Maturities of Non-Derivative Financial Liabilities

€ millions	Carrying Amount	Contractual Cash Flows
	12/31/2024	2025	2026	2027	2028	2029	Thereafter
Non-derivative financial liabilities
Trade payables	–1,178	–1,178	0	0	0	0	0
Bonds	–6,090	–970	–1,161	–1,045	–1,033	–828	–1,775
Private placements	–99	–3	–3	–100	0	0	0
Loans	–2,250	–2,300	0	0	0	0	0

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Commercial Paper	–498	–500	0	0	0	0	0
Lease liabilities	–1,715	–371	–287	–237	–184	–148	–821
Other financial liabilities[1]	–270	–21	–32	0	0	0	0
Total of non-derivative financial liabilities	–12,099	–5,343	–1,483	–1,382	–1,217	–976	–2,596

Financial guarantees	0	–19	–19	–19	–20	–20	–315

€ millions	Carrying Amount	Contractual Cash Flows
	12/31/2023	2024	2025	2026	2027	2028	Thereafter
Non-derivative financial liabilities
Trade payables	–1,022	–1,022	0	0	0	0	0
Bonds	–6,780	–941	–952	–1,161	–1,045	–1,033	–2,604
Private placements	–388	–305	–3	–3	–94	0	0
Loans	0	0	0	0	0	0	0
Commercial Paper	0	0	0	0	0	0	0
Lease liabilities	–1,621	–350	–260	–204	–159	–127	–804
Other financial liabilities[1]	–263	–34	–30	0	0	0	0
Total of non-derivative financial liabilities	–10,075	–2,652	–1,245	–1,368	–1,298	–1,160	–3,408

Financial guarantees	0	–19	–19	–19	–19	–19	–309
[1] The carrying amount of other financial liabilities includes accrued interest for our non-derivative financial debt as well as for derivatives, while the cash outflow of these accrued interest is presented together with the underlying liability in the maturity analysis.

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

€ millions	Carrying Amount	Contractual Cash Flows		Carrying Amount	Contractual Cash Flows
	12/31/2024	2025	Thereafter	12/31/2023	2024	Thereafter
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	–85			–66
Cash outflows		–4,003	0		–2,048	0
Cash inflows		3,942	0		2,017	0
Currency derivatives designated as hedging instruments	–32			–20
Cash outflows		–2,805			–958
Cash inflows		2,749			948
Interest rate derivatives designated as hedging instruments	–408			–537
Cash outflows		–230	–649		–242	–848
Cash inflows		60	241		63	301
Total of derivative financial liabilities	–525	–287	–408	–623	–220	–547
Derivative financial assets
Currency derivatives not designated as hedging instruments	51			52
Cash outflows		–2,921			–2,992
Cash inflows		2,977			3,042
Currency derivatives designated as hedging instruments	12			33
Cash outflows		–948			–1,418
Cash inflows		964			1,441
Total of derivative financial assets	63	72	0	85	73	0
Total of derivative financial liabilities and assets	–462	–215	–408	–538	–147	–547

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(F.2)       Fair Value Disclosures on Financial Instruments

Level Transfers

It is our policy that transfers between the different levels of the fair value hierarchy are deemed to have occurred at the beginning of the period of the event or change in circumstances that caused the transfer.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business, which are classified as either amortized cost (AC), fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). For those financial instruments measured at fair value or for which fair value must be disclosed, we have categorized the financial instruments into a three-level fair value hierarchy depending on the inputs used to determine fair value and their significance for the valuation techniques.

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2024
			Measurement Categories		Fair Value
		Carrying Amount	At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents		9,609
Cash at banks[1]	AC	3,962	3,962
Time deposits[1]	AC	1,656	1,656
Money market and similar funds	FVTPL	3,991		3,991	3,991			3,991
Trade and other receivables		6,983
Trade receivables[1]	AC	6,231	6,231
Other receivables[2]	－	752
Other financial assets		8,770
Debt securities	AC	53	53		53			53
Debt securities	FVOCI	74		74	74			74
Equity securities	FVTPL	6,401		6,401	135		6,266	6,401
Investments in associates[2]	－	144
Time deposits[1]	AC	1,418	1,418
Financial instruments related to employee benefit plans[2]	－	287
Loans and other financial receivables	AC	329	329			329		329
Derivative assets
Designated as hedging instrument
FX forward contracts	－	12		12		12		12
Not designated as hedging instrument
FX forward contracts	FVTPL	51		51		51		51
Liabilities
Trade and other payables		–2,000
Trade payables[1]	AC	–1,178	–1,178
Other payables[2]	－	–823
Financial liabilities		–11,446
Non-derivative financial liabilities
Loans[1]	AC	–2,250	–2,250
Bonds	AC	–6,090	–6,090		–6,286			–6,286

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Private placements	AC	–99	–99			–94		–94
Lease liabilities[3]		–1,715	–1,715
Commercial Paper	AC	–498	–498			–498		–498
Other non-derivative financial liabilities	AC	–270	–270			–270		–270
Derivative liabilities
Designated as hedging instrument
FX forward contracts	－	–32		–32		–32		–32
Interest rate swaps	－	–408		–408		–408		–408
Not designated as hedging instrument
FX forward contracts	FVTPL	–85		–85		–85		–85
Total financial instruments, net		11,916	1,550	10,004	–2,032	–995	6,266	3,238

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2023
			Measurement Categories		Fair Value
		Carrying Amount	At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents		8,124
Cash at banks[1]	AC	3,369	3,369
Time deposits[1]	AC	2,277	2,277
Money market and similar funds	FVTPL	2,478		2,478	2,478			2,478
Trade and other receivables		6,525
Trade receivables[1]	AC	5,775	5,775
Trade receivables[1]	FVOCI	122		122		122
Other receivables[2]	－	628
Other financial assets		8,887
Debt securities	AC	129	129		129			129
Equity securities	FVTPL	4,967		4,967	156	0	4,811	4,967
Investments in associates[2]	－	135
Time deposits	AC	3,021	3,021			3,021		3,021
Financial instruments related to employee benefit plans[2]	－	244
Loans and other financial receivables	AC	300	300			300		300
Derivative assets
Designated as hedging instrument
FX forward contracts	－	33		33		33		33
Not designated as hedging instrument
FX forward contracts	FVTPL	52		52		52		52
Call option on equity shares	FVTPL	5		5			5	5
Liabilities
Trade and other payables		–1,822
Trade payables[1]	AC	–1,022	–1,022
Other payables[2]	－	–800
Financial liabilities		–9,676
Non-derivative financial liabilities

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Bonds	AC	–6,780	–6,780		–7,005	0		–7,005
Private placements	AC	–388	–388			–374		–374
Lease liabilities[3]	－	–1,621	–1,621
Other non-derivative financial liabilities	AC	–263	–263			–263		–263
Derivative liabilities
Designated as hedging instrument
FX forward contracts	－	–20		–20		–20		–20
Interest rate swaps	－	–537		–537		–537		–537
Not designated as hedging instrument
FX forward contracts	FVTPL	–66		–66		–66		–66
Total financial instruments, net		12,038	4,798	7,034	–4,242	2,268	4,816	2,720
1 We do not separately disclose the fair value for cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2024
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	10,443		10,443
At fair value through other comprehensive income	FVOCI	74		74
At amortized cost	AC	13,649	13,649
Financial liabilities
At fair value through profit or loss	FVTPL	–85		–85
At amortized cost	AC	–10,385	–10,385

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2023
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	7,502		7,502
At fair value through other comprehensive income	FVOCI	122		122
At amortized cost	AC	14,873	14,873
Financial liabilities
At fair value through profit or loss	FVTPL	–66		–66
At amortized cost	AC	–8,454	–8,454

Determination of Fair Values

A description of the valuation techniques and the inputs used in the fair value measurement is given below:

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Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Money-market and similar funds	Level 1	Quoted prices in an active market	NA	NA
Debt securities	Level 1	Quoted prices in an active market	NA	NA
Listed equity securities	Level 1	Quoted prices in an active market	NA	NA

Unlisted equity securities	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	Peer companies used (revenue multiples range from 1.5 to 24.0) Revenues of investees Discounts for lack of marketability (5% to 39%)	The estimated fair value would increase (decrease) if: - The revenue multiples were higher (lower) - The investees’ revenues were higher (lower) - The liquidity discounts were lower (higher)
Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors such as actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.

- Nature and selection of financing rounds

- Weighting of financings rounds

- Discounts for lack of marketability

- Weighting of equity allocation method such as option pricing model and common stock equivalent model

- Volatility assumptions

- Estimated time to exit

- Imminent exit value

The estimated fair value would increase (decrease) if:

- Different financing rounds are selected

- Weighting of financing rounds changes

-Weighting of the applied equity allocation methods changes

- Volatility assumptions were higher(lower)

- Estimated time to exit increases (decreases)

- The imminent exit value increases (decreases)

		Last financing round valuations	Nature and pricing indication of latest financing round

The estimated fair value would increase (decrease) if:

- Price of latest financing round would increase (decrease)

- the overall company value would be higher (lower)

- the respective analyzed share class would be affected by this change due to its rights and preferences

		Net asset value/fair market value as reported by the respective funds	Net asset value calculations of the respective funds	The estimated fair value would increase (decrease) if: Reported net asset value of respective fund would be higher (lower)
Call option on equity shares	Level 3	Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors such as actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.	NA	NA
Other financial assets/ Financial liabilities
FX forward contracts	Level 2	Discounted cash flow using par method. Expected future cash flows based on forward exchange rates are discounted over the respective remaining term of the contracts using the respective deposit interest rates and spot rates.	NA	NA
Interest rate swaps	Level 2	Discounted cash flow. Expected future cash flows are estimated based on forward interest rates from observable yield curves and contract interest rates, discounted at a rate that reflects the credit risk of the counterparty.	NA	NA

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Financial Instruments Not Measured at Fair Value

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique
Financial liabilities
Fixed-rate bonds (financial liabilities)	Level 1	Quoted prices in an active market
Fixed-rate private placements/ loans (financial liabilities)	Level 2	Discounted cash flows Future cash outflows for fixed interest and principal are discounted over the term of the respective contracts using the market interest rates as at the reporting date.

For other non-derivative financial assets/liabilities and variable rate financial debt, it is assumed that their carrying value reasonably approximates their fair values.

Transfers Between Levels 1 and 2

Transfers of equity securities from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, did not take place in 2024 and in 2023 (2022: €93 million), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Fair Value Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity securities and call options on equity shares, as well as the deal contingent forward from our net investment hedge classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2024	2023
	Unlisted Equity Securities	Unlisted Equity Securities and Call Options on Equity Shares	Deal Contingent Forward
1/1	4,817	4,883	0
Transfers
Into Level 3	7	9
Out of Level 3	–2	–8
Purchases	773	417
Sales	–132	–101
Settlements			91
Gains/losses
Included in financial income, net	481	–219	–106
Included in exchange differences in other comprehensive income	325	–164	15
12/31	6,269	4,817	0
Change in unrealized gains/losses in profit or loss for equity investments held at the end of the reporting period	674	532	0

Transfers out of Level 3 are due to initial public offerings of the respective investees or distributions in kind in the form of listed investees. Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity securities held as FVTPL as at the reporting date.

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Section G – Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to the Executive Board, the Supervisory Board, related-party transactions, and other corporate governance topics.

(G.1)       Prepaid Expenses and Other Tax Assets

€ millions	2024			2023
	Current	Non- Current	Total	Current	Non- Current	Total
Prepaid expenses	988	430	1,418	844	386	1,230
Other tax assets	256	67	323	241	33	274
Total	1,244	497	1,741	1,085	419	1,504
Other non-financial assets	2,682	3,990	6,672	2,374	3,573	5,947
Prepaid expenses and other tax assets as % of Other non-financial assets	46	12	26	46	12	25

Prepaid expenses primarily consist of prepayments for hyperscalers, support services, and software royalties. Other tax assets primarily consist of value-added tax (VAT).

(G.2)       Provisions for Interest and Penalties Related to Taxes and Other Tax Liabilities

Provisions for Interest and Penalties Related to Taxes

€ millions	2024
	Current	Non-Current	Total
1/1/2024	11	142	153
Addition	30	84	114
Utilization	0	–71	–71
Release	0	–16	–16
Transfer	9	–9	0
Currency impact	2	4	6
12/31/2024	52	134	186
Total provisions	716	494	1,210
Provisions for interest and penalties related to taxes as % of Provisions	7	27	15

The provisions primarily consist of interest related to income taxes.

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Other Tax Liabilities

€ millions	2024			2023
	Current	Non- Current	Total	Current	Non- Current	Total
Other tax liabilities	1,009	0	1,009	870	0	870
Other non-financial liabilities	5,533	749	6,282	5,647	698	6,345
Other tax liabilities as % of Other non-financial liabilities	18	0	16	15	0	14

Other tax liabilities primarily consist of VAT, payroll tax, and withholding tax.

(G.3)       Other Litigation, Claims, and Legal Contingencies

This Note discloses information about intellectual property-related litigation and claims, tax-related litigation other than income tax-related litigation (see Note (C.5)), and anti-bribery matters.

Uncertainty in Context of Legal Matters

The policies outlined in Note (A.4) for customer-related provisions, which include provisions for customer-related litigation cases and claims, equally apply to our other litigation, claims, and legal contingencies disclosed in this Note.

The outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of these matters may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or the claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to resolve the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is typically not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Further, the expected timing of any resulting outflows of economic benefits from these lawsuits and claims is typically uncertain and not estimable, as it depends generally on the duration of the legal proceedings and settlement negotiations required to resolve them.

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. The provisions recorded for these claims and lawsuits as at December 31, 2024, are neither individually nor in the aggregate material to SAP.

Among the claims and lawsuits disclosed in this Note are the following classes:

Intellectual Property-Related Litigation and Claims

Intellectual property-related litigation and claims are cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either

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dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. We currently believe that resolving the intellectual property-related claims and lawsuits pending as at December 31, 2024, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual property-related litigation and claims include the following:

In June 2018, Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc., and SAP Labs, LLC in U.S. federal court in California. Teradata alleged that SAP had misappropriated trade secrets of Teradata, had infringed Teradata’s copyrights (this claim was subsequently withdrawn by Teradata), and had violated U.S. antitrust laws. Teradata sought unspecified monetary damages and injunctive relief. In 2019, SAP asserted patent infringement counterclaims against Teradata seeking monetary damages and injunctive relief. In 2020, Teradata initiated a second civil lawsuit against SAP asserting patent infringement, seeking monetary damages and injunctive relief; in February 2021, SAP filed patent infringement counterclaims against Teradata in this second U.S. lawsuit as well as a civil lawsuit against Teradata in Germany asserting patent infringement, seeking monetary damages and injunctive relief. All claims between the parties were dismissed in November 2021 after the district court issued a summary judgment decision in SAP’s favor on Teradata’s antitrust and trade secret claims. Teradata appealed the district court's summary judgment decision. In December 2024, the U.S. Appeals Court granted Teradata’s appeal and ordered that the case be returned to the district court for further proceedings and potentially including trial on Teradata’s antitrust and trade secret claims.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we are involved in various proceedings with foreign tax authorities regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €274 million (2023: €416 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about our income tax-related litigation, see Note (C.5).

Anti-Bribery Matters

In January 2024, following comprehensive and exhaustive investigations, dialogue, and corresponding remediation activities, SAP entered into a final settlement agreement with the U.S. SEC and the U.S. DOJ, as well as with local authorities and parties in South Africa, to resolve the criminal and civil claims fully and finally against SAP. Under this agreement, SAP has been required to make payments amounting to €207 million and will continue to enhance its compliance program, including related internal controls, policies, and procedures, and report to and cooperate with relevant regulators.

As a consequence, as at December 31, 2023, provisions for fines in regulatory compliance matters totaling €155 million were recognized in our Consolidated Financial Statements for the year 2023, as were repayments to customers, for which revenue recognized from contracts with customers have been reversed. A considerable portion of these repayments to customers was eligible to be credited against the fines incurred in the regulatory compliance matters. The settlement payments were completed in 2024.

(G.4)       Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2024

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Christian Klein

Chief Executive Officer

Strategy & Operations, Corporate Development, Sustainability, Business AI, Compliance, Corporate Communications, Customer Success, Technology & Innovation

Supervisory Board, adidas AG, Herzogenaurach, Germany

Muhammad Alam (from April 1, 2024)

SAP Product Engineering

Global responsibility for all SAP business software applications including product strategy, product management, design, and development

Dominik Asam

Chief Financial Officer

Global Finance & Administration including Legal, Investor Relations, Internal Audit, Data Protection & Export Control, Government Affairs

Supervisory Board, Bertelsmann Management SE and Bertelsmann SE & Co. KGaA, Guetersloh, Germany

Thomas Saueressig

Customer Services & Delivery

Global responsibility for long-term customer value in the cloud including customer services, premium engagements and customer support; cloud infrastructure, cloud operations, cloud lifecycle management, and private cloud delivery

Board of Directors, Nokia Corporation, Espoo, Finland

Gina Vargiu-Breuer (from February 1, 2024)

Chief People Officer, Labor Director

People & Culture

Executive Board Members Who Left During 2024

Scott Russell (until August 31, 2024)

Julia White (until August 31, 2024)

Juergen Mueller (until September 30, 2024)

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Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2024

Dr. h. c. mult. Pekka Ala-Pietilä (from May 15, 2024)2, 6, 7

Chairperson

Chairperson of the Board of Directors of Sanoma Corporation, Helsinki, Finland

Lars Lamadé1, 2, 7

Deputy Chairperson

Head of Global Sponsorships, SAP SE, Walldorf, Germany

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Jakub Černý (from May 15, 2024)1, 4, 5

Demand Manager, SAP ČR, Prague, Czech Republic

Pascal Demat (from May 15, 2024)1, 5, 7

Solution Advisor HCM, SAP Belgium, Brussels, Belgium

SAP SE Works Council (Europe), Walldorf, Germany

Aicha Evans2, 4, 6

Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., Foster City, CA, United States

Board of Directors, Joby Aviation LLC, Santa Cruz, CA, United States

Andreas Hahn (from May 15, 2024)1, 2, 4

Product Expert, Digital Supply Chain Standards SAP SE, Walldorf, Germany

Chairperson of the SAP SE Works Council (Europe), Walldorf, Germany

Member of the SAP SE Works Council, Walldorf, Germany

Prof. Dr. Ralf Herbrich (from May 15, 2024)4, 5

Managing Director and Professor for artificial intelligence and sustainability, Hasso Plattner Institute for Digital Engineering gGmbH, Potsdam, Germany

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Margret Klein-Magar1, 2, 3

Head of SAP Alumni Relations SAP SE, Walldorf, Germany

Chairperson of the Spokespersons’ Committee of Senior Managers of SAP SE

Jennifer Xin-Zhe Li3, 5

General Partner of Changcheng Investment Partners, Beijing, China

Board of Directors, ABB Ltd., Zurich, Switzerland

Board of Directors, Full Truck Alliance Co. Ltd., Nanjing, Jiangsu, China, and Cayman Islands

Dr. Qi Lu4

CEO, MiraclePlus Ltd., Beijing, China

Board of Directors, Pinduoduo Inc., Shanghai, China

Chairperson of the Board of Directors, Pine Field Holding Limited, Cayman Islands

Chairperson of the Board of Directors, Pine Field Holding Limited, Hong Kong, China

Chairperson of the Board of Directors, Pine Field Ltd., Beijing, China

César Martin (from May 15, 2024)1, 3, 4

SAP EMEA Enterprise Architect, SAP Spain, Madrid, Spain

Chairperson of the SAP Spain Works Council, Madrid, Spain

Member of the SAP SE Works Council (Europe), Walldorf, Germany

Gerhard Oswald3, 4, 7

Managing Director of Oswald Consulting GmbH, Walldorf, Germany

Advisory Board, TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany

Advisory Board, appliedAI Initiative GmbH, Munich, Germany

Dr. Friederike Rotsch2, 3, 6, 7

Group General Counsel, Deutsche Bank AG, Frankfurt am Main, Germany

Nicolas Sabatier (from May 15, 2024)1, 2, 4

Chief Product Expert, Sustainability Innovation, SAP France SA, Paris, France

Member of the SAP SE Works Council (Europe), Walldorf, Germany

Secretary of the SAP France Works Council, Paris, France

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Dr. Eberhard Schick (from May 15, 2024)1, 3, 5

Chairperson of the SAP SE Works Council, Walldorf, Germany

Nina Straßner (from May 15, 2024)1, 3, 5, 7

HRBP Senior Manager, Global Head of People Initiatives, SAP SE, Walldorf, Germany

Dr. Rouven Westphal2, 5, 6

Member of the Executive Board of the Hasso Plattner Foundation, Potsdam, Germany, and Managing Director of the General Partner of HPC Germany GmbH & Co. KG, Potsdam, Germany

Advisory Board, Sharks Sports & Entertainment LLC, San José, CA, United States

Dr. Gunnar Wiedenfels3, 5, 6

Chief Financial Officer, Warner Bros. Discovery, Inc., New York, NY, United States

Board of Directors, OWN LLC, West Hollywood, CA, United States

Board of Directors, Speechagain, Inc., New York, NY, United States

Supervisory Board Members Who Left During 2024

Prof. Dr. h. c. Hasso Plattner (until May 15, 2024)

Manuela Asche-Holstein (until May 15, 2024)

Monika Kovachka-Dimitrova (until May 15, 2024)

Peter Lengler (until May 15, 2024)

Christine Regitz (until May 15, 2024)

Dr. h. c. Punit Renjen (until May 15, 2024)

Heike Steck (until May 15, 2024)

Helmut Stengele (until May 15, 2024)

James Wright (until May 15, 2024)

1 Appointed by the SAP SE Works Council (Europe)

2 Member of the Company’s Personnel and Governance Committee

3 Member of the Company’s Audit and Compliance Committee

4 Member of the Company’s Product and Technology Committee

5 Member of the Company’s Finance and Investment Committee

6 Member of the Company’s Nomination Committee

7 Member of the Company’s Government Security Committee

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(G.5)       Executive and Supervisory Board Compensation

 Accounting Policy

The short-term employee benefits disclosed below in the table “Executive Board Compensation” include a short-term, one-year performance-based compensation (“short-term incentive,” STI). The STI is granted in the Executive Board member’s home currency for a single year. Payment of part of the payout amount under the STI is deferred by one or two additional years and linked to the performance of the SAP share price (“STI deferral”). The short-term employee benefits include both the granted and the deferred amount.

The share-based payment amounts disclosed below in the table “Executive Board Compensation” are based on the grant date fair value of the share units in the respective year. In 2024, share units were issued to the Executive Board members under the LTI 2024. In 2023 and 2022, share units were issued to the Executive Board members under the LTI 2020. For more information about the terms and details of these plans, see Note (B.3).

In the table “Share-Based Payment for Executive Board Members,” the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share-Based Payment) in the respective period.

The total compensation of the Executive Board members for each of the years 2024, 2023, and 2022 was as follows:

Executive Board Compensation

€ thousands	2024	2023	2022
Short-term employee benefits	21,116	19,632	12,556
Share-based payment	22,279	24,469	20,726
Subtotal	43,395	44,101	33,282
Post-employment benefits	–269	1,033	–1,429
thereof defined-benefit	–711	673	–1,433
thereof defined-contribution	441	360	4
Termination benefits	21,615	NA	9,600
Total	64,741	45,134	41,453

Share-Based Payment for Executive Board Members

	2024	2023	2022
Number of share units granted	126,244	214,530	205,965
Total expense in € thousands	52,062	36,127	9,986

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 62 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2024	2023	2022
DBO 12/31	1,187	2,192	1,462
Annual pension entitlement	88	137	114

The total annual compensation of the Supervisory Board members is as follows:

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Supervisory Board Compensation

€ thousands	2024	2023	2022
Total compensation	5,579	5,427	5,206
thereof fixed compensation	3,507	3,185	3,149
thereof committee remuneration	2,071	2,242	2,058

The Supervisory Board compensation is a short-term benefit. The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2024	2023	2022
Payments	2,444	2,329	2,217
DBO 12/31	32,213	33,251	31,217

In 2023, SAP granted a loan within the SAP-Flex Loan program for its employees, amounting to €5,000 to an employee who later joined the Supervisory Board as an employee representative in 2024. Besides this loan, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2024, 2023, or 2022.

(G.6)       Related Party Transactions Other Than Board Compensation

Certain Supervisory Board members of SAP SE currently hold, or held within the last year, positions of significant responsibility with other entities. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell products, assets, and services on terms believed to be consistent with those negotiated at arm’s length between unrelated parties.

Occasionally, members of the Executive Board of SAP SE obtain services from SAP for which they pay a consideration consistent with those negotiated at arm’s length between unrelated parties.

All amounts related to the abovementioned transactions were immaterial to SAP in all periods presented.

On May 15, 2024, the Annual General Meeting of Shareholders elected Pekka Ala Pietilä as chairperson of the Supervisory Board as successor to Hasso Plattner, whose term of office expired with effect from that date. As of his election date, Pekka Ala-Pietilä became a related party. Subsequently, all parties that were considered related to SAP due to their connection to and/or their relationship with Hasso Plattner are not considered as related parties after May 15, 2024. This includes transactions after that date as well as outstanding balances and commitments.

SAP has relationships with joint ventures and associates in the ordinary course of business whereby SAP buys and sells a wide variety of products and services generally on arm’s length terms.

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Related Party Transactions

	Executive Board Members		Supervisory Board Members		Companies Controlled by Supervisory Board Members		Associated Entities
€ millions	2024	2023	2024	2023	2024	2023	2024	2023
Products and services provided	NA	NA	NA	0	0	0	55	13
Products and services received	NA	NA	2[1]	2[1]	1	3	90	110
Sponsoring and other financial support provided	NA	NA	NA	NA	5	7	NA	NA
Outstanding balances at year end (Vendors)	NA	NA	NA	0	NA	0	2	6
Outstanding balances at year end (Customers)	NA	NA	0	0	NA	0	20	0
Commitments at year end	NA	NA	NA	0	NA	42	NA	NA
[1] Including services from employee representatives on the Supervisory Board in their capacity as employees of SAP.

All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (G.5).

(G.7)       Principal Accountant Fees

At the Annual General Meeting of Shareholders held on May 15, 2024, our shareholders elected BDO AG Wirtschaftsprüfungsgesellschaft (BDO) as SAP’s independent auditor for 2024. BDO has been the Company’s principal auditor since the fiscal year 2023. Dr. Jens Freiberg has signed as auditor responsible for the audit of the financial reporting and the group reporting of SAP SE since the fiscal year 2023.

For fiscal years 2002 to 2022, KPMG AG Wirtschaftsprüfungsgesellschaft was the Company’s principal auditor and Bodo Rackwitz signed as auditor responsible for the audit of the financial reporting and the group reporting of SAP SE for the years 2018 to 2022.

BDO and other firms in the global BDO network charged the following fees to SAP for audit and other professional services related to 2024 and 2023 (KPMG for 2022):

€ millions	2024			2023			2022
	BDO AG (Germany)	Foreign BDO Firms	Total	BDO AG (Germany)	Foreign BDO Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total
Audit fees	8	6	14	8	5	13	4	10	14
Audit-related fees	1	6	7	0	1	1	3	7	10
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	9	11	20	8	6	14	7	17	24

Audit fees are the aggregate fees charged by BDO for auditing our consolidated financial statements and the statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by BDO for assurance and related services that are reasonably related to the performance of the audit and for service organization attestation procedures.

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(G.8)       Events After the Reporting Period

Organizational Changes

In January 2025, SAP announced the following organizational changes, among others:

–	The Supervisory Board had extended Thomas Saueressig’s Executive Board contract for another three years until the end of October 2028.

–	Effective February 1, 2025, the Supervisory Board had appointed Sebastian Steinhaeuser to the Executive Board in the role of Chief Operating Officer.

–	Effective February 1, 2025, the Executive Board had established an Extended Board, comprised of senior leaders from key functions supporting the Executive Board with advisory, coordination, and decision preparation.

Operating Segments

As result of the organizational changes in the first quarter of 2025, SAP is currently assessing a separate operating segment for the services function within the Customer Services & Delivery (CS&D) Board area, led by Thomas Saueressig.

(G.9)       Scope of Consolidation; Subsidiaries and Other Equity Investments

Entities Consolidated in the Financial Statements

Total
12/31/2022	288
Additions	12
Disposals	–65
12/31/2023	235
Additions	10
Disposals	–19
12/31/2024	226

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to mergers, liquidations, and divestitures of legal entities.

Subsidiaries1

Major Subsidiaries

Name and Location of Company	Owner-ship	Total Revenue in 2024[2]	Profit/Loss (–) After Tax for 2024[2]	Total Equity as at 12/31/2024[2]	Number of Employees as at 12/31/2024[3]	Footnote
	%	€ thousands	€ thousands	€ thousands
Ariba Technologies India Private Limited, Bengaluru, India	100	134,983	27,654	60,931	1,345
Ariba, Inc., Palo Alto, CA, United States	100	1,197,707	481,663	3,637,872	1,393
Concur Technologies, Inc., Bellevue, WA, United States	100	2,269,859	599,747	7,579,955	2,763
SAP (China) Co., Ltd., Shanghai, China	100	1,322,903	15,722	–81,494	6,442	13

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SAP (Schweiz) AG, Biel, Switzerland	100	1,519,757	55,674	252,873	821
SAP (UK) Limited, Feltham, United Kingdom	100	1,565,630	49,980	223,774	1,531	13
SAP America, Inc., Newtown Square, PA, United States	100	9,534,492	9,274,460	21,910,872	8,521
SAP Argentina S.A., Buenos Aires, Argentina	100	238,181	2,785	12,472	1,262	13
SAP Asia Pte. Ltd., Singapore, Singapore	100	771,104	57,192	62,465	1,128	13
SAP Australia Pty. Ltd., Sydney, Australia	100	864,311	28,631	114,584	1,187
SAP Brasil Ltda., São Paulo, Brazil	100	860,542	16,541	100,749	3,234	13
SAP Canada Inc., Toronto, Canada	100	1,312,653	111,144	770,602	2,961
SAP Deutschland SE & Co. KG, Walldorf, Germany	100	6,343,048	534,083	1,578,098	5,217	9
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100	718,448	122,449	110,369	997
SAP France S.A., Levallois-Perret, France	100	1,369,306	136,775	1,849,849	1,406
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100	202,374	6,111	36,671	1,607
SAP India Private Limited, Bengaluru, India	100	902,960	73,322	263,069	2,567
SAP Industries, Inc., Newtown Square, PA, United States	100	646,265	185,900	1,709,305	192
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100	848,348	59,871	120,584	823
SAP Japan Co., Ltd., Tokyo, Japan	100	1,234,747	75,870	186,110	1,364
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100	147,639	7,814	40,977	1,648
SAP Labs India Private Limited, Bengaluru, India	100	1,052,776	152,223	359,228	11,474
SAP Labs, LLC, Palo Alto, CA, United States	100	694,989	108,643	1,002,786	1,462
SAP México S.A. de C.V., Mexico City, Mexico	100	583,793	3,365	113,858	1,218	13
SAP National Security Services, Inc., Newtown Square, PA, United States	100	1,182,435	203,689	617,815	726
SAP Nederland B.V., 's-Hertogenbosch, the Netherlands	100	887,685	165,855	593,195	667
SAP Philippines, Inc., Taguig City, Philippines	100	127,743	4,116	12,794	1,033	13
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100	356,597	84,637	174,992	1,732
SAP Services s.r.o., Prague, Czech Republic	100	151,161	3,719	24,496	1,574	13

Other Subsidiaries4

Name and Location of Company	Ownership	Footnote
	%
"SAP Kazakhstan" LLP, Almaty, Kazakhstan	100
110405, Inc., Newtown Square, PA, United States	100
Abakus Ukraine Limited Liability Company, Kyiv, Ukraine	100
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100	13
AppGyver Inc., Indianapolis, IN, United States	100
AppGyver Oy., Espoo, Finland	100
Ariba Czech s.r.o., Prague, Czech Republic	100	13
Ariba India Private Limited, Gurugram, India	100
Ariba International Holdings, Inc., Wilmington, DE, United States	100
Ariba Technologies Netherlands B.V., 's-Hertogenbosch, the Netherlands	100
Baiza Capital Designated Activity Company, Dublin, Ireland	0	8
Baiza Capital Italia s.r.l., Milan, Italy	0	8
Baiza Capital LLC, Newark, NJ, United States	0	8
Baiza Capital S.A., Luxembourg, Luxembourg	0	8
Business Objects Option, LLC, Wilmington, DE, United States	100

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Name and Location of Company	Ownership	Footnote
Business Objects Software Limited (Trading as SAP Solutions), Dublin, Ireland	100
Callidus Software Inc., San Ramon, CA, United States	100
CallidusCloud (India) Private Limited, Hyderabad, India	100
Cleanshelf, Inc., San Francisco, CA, United States	100
CNQR Operations Mexico S. de. R.L. de. C.V., Mexico City, Mexico	100
Concur (Canada), Inc., Toronto, Canada	100
Concur (Czech) s.r.o., Prague, Czech Republic	100	13
Concur (France) S.A.S., Levallois-Perret, France	100
Concur (Germany) GmbH, Frankfurt am Main, Germany	100	10, 11
Concur (Japan) Ltd., Tokyo, Japan	100
Concur (Philippines) Inc., Makati City, Philippines	100
Concur (Switzerland) GmbH, Zurich, Switzerland	100
Concur Holdings (Netherlands) B.V., 's-Hertogenbosch, the Netherlands	100
Concur Technologies (Australia) Pty. Ltd., Sydney, Australia	100
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100
Concur Technologies (India) Private Limited, Bengaluru, India	100
Concur Technologies (Singapore) Pte. Ltd., Singapore, Singapore	100	13
Concur Technologies (UK) Limited, Feltham, United Kingdom	100	13
ConTgo Consulting Limited, Feltham, United Kingdom	100
ConTgo Limited, Feltham, United Kingdom	100
Delos Cloud GmbH, Walldorf, Germany	100
Emarsys eMarketing Systems GmbH, Vienna, Austria	100	13
Emarsys İletişim Sistemleri Tic. Ltd Şti., Istanbul, Turkey	100
Emarsys Interactive Services GmbH, Berlin, Germany	100
Emarsys Limited, Hong Kong, China	100
Emarsys North America, Inc., Indianapolis, IN, United States	100
Emarsys Pte. Ltd., Singapore, Singapore	100
Emarsys Pty. Ltd., Sydney, Australia	100
Emarsys S.A.S., Levallois-Perret, France	100	13
Emarsys Schweiz GmbH, Zurich, Switzerland	100
Emarsys UK Ltd, London, United Kingdom	100	13
EMARSYS-Technologies Informatikai Szolgáltató Kft., Budapest, Hungary	100
FreeMarkets Ltda., São Paulo, Brazil	100
LeadFormix, Inc., San Ramon, CA, United States	100
LeanIX France S.A.R.L., Courbevoie, France	100
LeanIX GmbH, Bonn, Germany	100
LeanIX SI d.o.o., Ljubljana, Slovenia	100
LeanIX UK Limited, London, United Kingdom	100
LeanIX US Holdings, Inc., Watertown, MA, United States	100
LeanIX, B.V., Amsterdam, the Netherlands	100
LeanIX, Inc., Houston, TX, United States	100
LLC "SAP Labs", Moscow, Russia	100
LLC "SAP Ukraine", Kyiv, Ukraine	100	13
Loyalsys Technologies Israel Ltd., Tel Aviv–Yafo, Israel	100
LXTECH India Private Limited, Hyderabad, India	100
Outerjoin, Inc., San Ramon, CA, United States	100
OutlookSoft Deutschland GmbH, Walldorf, Germany	100	10, 11

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Name and Location of Company	Ownership	Footnote
PT SAP Indonesia, Jakarta, Indonesia	99
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100
Quadrem Chile Ltda., Santiago de Chile, Chile	100
Quadrem International Ltd., Hamilton, Bermuda	100
Quadrem Netherlands B.V., 's-Hertogenbosch, the Netherlands	100
Quadrem Overseas Cooperatief U.A., 's-Hertogenbosch, the Netherlands	100
Quadrem Peru S.A.C., Lima, Peru	100
SAP (Beijing) Software System Co., Ltd., Beijing, China	100
SAP (China) Holding Co., Ltd., Beijing, China	100
SAP Andina y del Caribe C.A., Caracas, Venezuela	100	13
SAP AZ LLC, Baku, Azerbaijan	100
SAP Belgium – Systems, Applications and Products S.A., Brussels, Belgium	100
SAP Beteiligungs GmbH, Walldorf, Germany	100
SAP Bulgaria EOOD, Sofia, Bulgaria	100
SAP Chile Limitada, Santiago de Chile, Chile	100	13
SAP CIS, LLC, Moscow, Russia	100
SAP Colombia S.A.S., Bogotá, D.C., Colombia	100	13
SAP Costa Rica, S.A., Escazú, Costa Rica	100	13
SAP ČR, spol. s r.o., Prague, Czech Republic	100
SAP Cyprus Limited, Strovolos, Cyprus	100
SAP Danmark A/S, Copenhagen, Denmark	100
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP društvo s ograničenom odgovornošću za digitalnu ekonomiju novog tisućljeća, Zagreb, Croatia	100
SAP East Africa Limited, Nairobi, Kenya	100	13
SAP Egypt LLC, Cairo, Egypt	100	13
SAP EMEA Inside Sales S.L., Madrid, Spain	100
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP Estonia OÜ, Tallinn, Estonia	100
SAP Financial, Inc., Toronto, Canada	100
SAP Finland Oy, Espoo, Finland	100
SAP Foreign Holdings GmbH, Walldorf, Germany	100
SAP France Holding S.A., Levallois-Perret, France	100
SAP Global Marketing, Inc., New York, NY, United States	100
SAP Hellas Single Member S.A., Athens, Greece	100
SAP Hong Kong Co., Ltd., Hong Kong, China	100	13
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100	10, 11
SAP India (Holding) Pte. Ltd., Singapore, Singapore	100
SAP International Panama, S.A., Panama City, Panama	100
SAP International, Inc., Miami, FL, United States	100
SAP Investments, Inc., Wilmington, DE, United States	100
SAP Ireland Limited, Dublin, Ireland	100	13
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100
SAP Israel Ltd., Ra'anana, Israel	100	13
SAP Korea Ltd., Seoul, South Korea	100
SAP Labs France S.A.S., Mougins, France	100
SAP Labs Israel Ltd., Ra'anana, Israel	100

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Name and Location of Company	Ownership	Footnote
SAP Labs Korea, Inc., Seoul, South Korea	100
SAP Latvia SIA, Riga, Latvia	100
SAP Lietuva UAB, Vilnius, Lithuania	100
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100
SAP Middle East and Africa North Regional Headquarter Company, Riyadh, Kingdom of Saudi Arabia	100	5
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	100	13
SAP Middle East FZ-LLC, Dubai, United Arab Emirates	100	13
SAP Nederland Holding B.V., 's-Hertogenbosch, the Netherlands	100
SAP New Zealand Limited, Auckland, New Zealand	100
SAP Norge AS, Oslo, Norway	100
SAP North West Africa Ltd, Casablanca, Morocco	100
SAP Österreich GmbH, Vienna, Austria	100
SAP Perú S.A.C., Lima, Peru	100	13
SAP Polska Sp. z o.o., Warsaw, Poland	100
SAP Portals Holding Beteiligungs GmbH, Walldorf, Germany	100
SAP Portals Israel Ltd., Ra'anana, Israel	100
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100
SAP Public Services, Inc., Washington, DC, United States	100
SAP Puerto Rico GmbH, Walldorf, Germany	100	10, 11, 13
SAP Retail Solutions Beteiligungsgesellschaft GmbH, Walldorf, Germany	100
SAP Saudi Software Services Ltd., Riyadh, Kingdom of Saudi Arabia	100
SAP Saudi Software Trading Ltd., Riyadh, Kingdom of Saudi Arabia	75	13
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100
SAP Slovensko s.r.o., Bratislava, Slovakia	100
SAP Software and Services WLL, Doha, Qatar	49	6, 13
SAP Svenska Aktiebolag, Stockholm, Sweden	100
SAP System Application and Products Asia Myanmar Limited, Yangon, Myanmar	100
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100
SAP Taiwan Co., Ltd., Taipei, Taiwan	100
SAP Technologies Inc., Palo Alto, CA, United States	100
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100
SAP Ventures Investment GmbH, Walldorf, Germany	100	10, 11
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP Vietnam Company Limited, Ho Chi Minh City, Vietnam	100
SAP West Balkans d.o.o., Belgrade, Serbia	100
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP.io Fund, L.P., Austin, TX, United States	0	7
Sapphire Fund Investments II Holdings, LLC, Austin, TX, United States	100	7
Sapphire Fund Investments II, L.P., Austin, TX, United States	0	7
Sapphire Fund Investments III Holdings, LLC, Austin, TX, United States	100	7
Sapphire Fund Investments III, L.P., Austin, TX, United States	0	7
Sapphire SAP HANA Fund of Funds, L.P., Austin, TX, United States	0	7

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Name and Location of Company	Ownership	Footnote
Sapphire Ventures Fund I, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund II, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund III, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund IV, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund V, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund VI, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund VII-A, L.P., Austin, TX, United States	0	7
SAPV (Mauritius), Ebene, Mauritius	100	7
SC SAP Romania SRL, Bucharest, Romania	100
Shanghai SAP Cloud Technology Company, Ltd., Shanghai, China	100
Signavio, Inc., Newtown Square, PA, United States	100
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100	13
SuccessFactors, Inc., Newtown Square, PA, United States	100
Sybase Angola, LDA, Luanda, Angola	100
Sybase, Inc., San Ramon, CA, United States	100
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	81	13
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100	13
Taulia (Shanghai) Smart Technology Co. Ltd., Shanghai, China	100
Taulia Arabia LLC, Riyadh, Kingdom of Saudi Arabia	100
Taulia Australia Pty. Ltd., Sydney, Australia	100
Taulia Bulgaria EOOD, Sofia, Bulgaria	100
Taulia GmbH, Düsseldorf, Germany	100	12
Taulia LLC, San Francisco, CA, United States	96
Taulia Singapore Pte. Ltd., Singapore, Singapore	100
Taulia Trade Technology GmbH, Düsseldorf, Germany	100	12
Taulia UK Ltd., London, United Kingdom	100	13
TRX Europe Limited, Feltham, United Kingdom	100
TRX Technologies India Private Limited, Bengaluru, India	100
TRX UK Limited, Feltham, United Kingdom	100
TRX, Inc., Bellevue, WA, United States	100
Volume Integration, Inc., Chantilly, VA, United States	100
WalkMe Australia Pty. Ltd., Sydney, Australia	100	5
WalkMe Canada Ltd., Toronto, Canada	100	5
WalkMe Germany GmbH, Frankfurt am Main, Germany	100	5, 12
WalkMe K.K., Tokyo, Japan	100	5
WalkMe Ltd., Tel Aviv–Yafo, Israel	100	5
WalkMe Middle East LLC-FZ, Dubai, United Arab Emirates	100	5
WalkMe Singapore Pte. Ltd., Singapore, Singapore	100	5
WalkMe UK Limited, London, United Kingdom	100	5
WalkMe, Inc., San Francisco, CA, United States	100	5

1 For the classification of the subsidiaries, the following figures are considered: revenues, profit/loss after tax, total equity, and number of employees.

2 These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

3 As at December 31, 2024, including managing directors, in FTE.

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4 Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources, and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

5 Consolidated for the first time in 2024.

6 Agreements with the other shareholders provide that SAP SE fully controls the entity.

7 Structured entity belonging to SAP SE. The results of operations of these entities are included in SAP’s Consolidated Financial Statements in accordance with IFRS 10 (Consolidated Financial Statements).

8 In accordance with IFRS 10 the structured entity does not include the receivables and liabilities resulting from the supply chain financing (SCF) activities.

9 Entity whose personally liable partner is SAP SE.

10 Entity with (profit and) loss transfer agreement.

11 Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit, and the requirement of public disclosure.

12 Pursuant to HGB, section 316 (1), the subsidiary is exempt from having its financial statements audited in respect of its financial year ended December 31, 2024.

13 Entity with support letter issued.

Other Equity Investments

Name and Location of Company	Ownership
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17
SAP Fioneer GmbH, Walldorf, Germany	20

Name and Location of Company
Equity Investments with Ownership of at Least 5%
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
CDQ AG, St. Gallen, Switzerland
Charlton House Professional Services Limited, Norwich, United Kingdom
Cofinity-X GmbH, Cologne, Germany
Data.R.X. Ltd. (dba Datricks Ltd.), Tel Aviv, Israel
Digital Hub Rhein-Neckar GmbH, Ludwigshafen, Germany
InnovationLab GmbH, Heidelberg, Germany
innoWerft Walldorf GmbH, Walldorf, Germany
Smart City Planning, Inc., Tokyo, Japan
Vistex, Inc., Hoffman Estates, IL, United States
47th Street Partners I, L.P., Menlo Park, CA, United States
83North IV, L.P., Hertzalia, Israel
Adverity GmbH, Vienna, Austria
Alation, Inc., Redwood City, CA, United States
Alchemist Accelerator Fund I LLC, San Francisco, CA, United States
Aleph-Bigg SPV, L.P., Grand Cayman, Cayman Islands
Amplify Partners II L.P., Menlo Park, CA, United States
Amplify Partners III, L.P., Menlo Park, CA, United States
Amplify Partners IV, L.P., Menlo Park, CA, United States
Amplify Partners, L.P., Menlo Park, CA, United States
Ask Sage, Inc., Arlington, VA, United States
Asylum Ventures 2024, LP (fka Filament 2024, LP), Brooklyn, NY, United States
BGS Holdings, Inc., Austin, TX, United States
BioCatch Ltd., Tel Aviv, Israel

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Bitonic Technology Labs, Inc., Karnataka, India
BlueYard Crypto 2, L.P. (fka BlueYard Crypto 1, L.P.), Hot Springs Village, AR, United States
Boldstart Ventures V, L.P., Miami, FL, United States
Boldstart Ventures VI, L.P., Miami, FL, United States
Brightfield Holdings, Inc., New York, NY, United States
Bryj Technologies, Inc. (fka Follow Analytics, Inc.), San Francisco, CA, United States
BY Crypto 1 GmbH & Co. KG (fka BY Capital 1 Alternative GmbH & Co. KG), Berlin, Germany
Blue Yard Capital I GmbH & Co. KG, Berlin, Germany
BY Capital 2 GmbH & Co. KG, Berlin, Germany
Catchpoint Systems, Inc., New York, NY, United States
Chalfen Ventures Fund I L.P., St Heiler, Jersey, Channel Islands
Chalfen Ventures Fund II L.P., St Helier, Jersey, Channel Islands
Chalfen Ventures Fund III L.P., St Helier, Jersey, Channel Islands
CircleCI, Inc., San Francisco, CA, United States
Clari, Inc., Sunnyvale, CA, United States
Collectly, Inc., Pasadena, CA, United States
ComponentLab, Inc., Seattle, WA, United States
Constructor Topco Inc., San Francisco, CA, United States
Contentful Global, Inc., Berlin, Germany
Costanoa Venture Capital II L.P., Palo Alto, CA, United States
Costanoa Venture Capital QZ, LLC, Palo Alto, CA, United States
Costanoa Venture Capital III L.P., Palo Alto, CA, United States
Creandum SPV TR (D) AB, Stockholm, Sweden
Creatio Inc., Boston, MA, United States
Culture Amp, Inc., Melbourne, Australia
Cypress.io, Inc., Atlanta, GA, United States
Data Collective II L.P., Palo Alto, CA, United States
Data Collective III L.P., Palo Alto, CA, United States
Data Collective IV, L.P., Palo Alto, CA, United States
Defense Unicorns, Inc., Colorado Springs, CO, United States
DocEquity, Inc. (dba Supio), Seattle, WA, United States
Dremio Corporation, Santa Clara, CA, United States
Elise A.I. Technologies Corp., New York, NY, United States
Essence VC III, L.P., Seattle, WA, United States
FeedZai S.A., Coimbra, Portugal
Felix Ventures II, L.P., London, United Kingdom
Felix Capital Fund III, London, United Kingdom
Finco Services, Inc. (dba Current), New York, NY, United States
FloQast, Inc., Los Angeles, California, United States
GitGuardian SAS, Paris, France
Gorgias Inc., San Francisco, CA, United States
Haystack Ventures V, L.P., Mill Valley, CA, United States
Haystack Ventures VI, L.P., Mill Valley, CA, United States
Haystack Ventures VII, L.P., San Francisco, CA, United States
Huntress Labs Incorporated, Ellicott City, MD, United States
IDG Ventures USA III, L.P., San Francisco, CA, United States
IEX Group, Inc., New York, NY, United States
InfluxData, Inc., San Francisco, CA, United States

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Initialized CBH SPV LLC, San Francisco, CA, United States
Involve.ai, Inc., Santa Monica, CA, United States
JetLenses Inc. (dba Verse Medical), New York, NY, United States
JupiterOne, Inc., Morrisville, NC, United States
LeanData, Inc., Sunnyvale, CA, United States
LGVP F I LLC, Dover, DE, United States
Local Globe Opportunity Fund, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe VII, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe VIII, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe X, L.P., St. Peter Port, Guernsey, Channel Islands
LocalGlobe XI, L.P., St. Peter Port, Guernsey, Channel Islands
Mango Capital 2018, L.P., Los Altos, CA, United States
Mango Capital 2020, L.P., Los Altos, CA, United States
Mango Capital 2022, L.P., Los Altos, CA, United States
Matillion Ltd., Altrincham, United Kingdom
Medable Inc., Palo Alto, CA, United States
Mosaic Ventures Investors Fund I, L.P., London, United Kingdom
Moxxie Ventures III, L.P., Mountain View, CA, United States
Notation Capital II CIRC, LLC, Brooklyn, NY, United States
Notation Capital II, L.P., Brooklyn, NY, United States
Notation Capital III, L.P., Brooklyn, NY, United States
Notation Capital, L.P., Brooklyn, NY, United States
OpenX Software Limited, Pasadena, CA, United States
Paper Education Company Inc., Montreal, Canada
Pendo.io, Inc., Raleigh, NC, United States
PivotNorth Early Fund I, L.P., Atherton, CA, United States
Point Nine Annex GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund III GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund IV GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund V GmbH & Co. KG, Berlin, Germany
Project 44, Inc., Chicago, IL, United States
PubNub, Inc., San Francisco, CA, United States
Qualified.com, Inc., San Francisco, CA, United States
Reltio, Inc., Redwood Shores, CA, United States
Restream, Inc., Austin, TX, United States
Rewst Inc., Westchase, FL, United States
Ridge Ventures IV, L.P., San Francisco, CA, United States
Ridge Ventures V, L.P., San Francisco, CA, United States
SafeGraph, Inc., Denver, CO, United States
Sapphire Sport Parallel Fund II, L.P., Austin, TX, United States
Sapphire Sport, L.P., Austin, TX, United States
Sapphire Sport Parallel Fund, L.P., Austin, TX, United States
Side, Inc., San Francisco, CA, United States
Simpplr Inc., Redwood City, CA, United States
Splashtop, Inc., San Jose, CA, United States
Spring Mobile Solutions, Inc., Reston, VA, United States
StackHawk, Inc., Denver, CO, United States

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Storm Ventures V, L.P., Menlo Park, CA, United States
SV Angel IV, L.P., San Francisco, CA, United States
Tetrate.io, Inc., Milpitas, CA, United States
The SaaStr Fund, L.P., Palo Alto, CA, United States
The SaaStr Fund II, L.P., Palo Alto, CA, United States
Third Kind Venture Capital II, L.P., New York, NY, United States
Third Kind Venture Capital III, L.P., New York, NY, United States
Tractian Ltd, Atlanta, GA, United States
Tribe Capital LLC Series 3, Redwood City, CA, United States
Tribe Capital LLC Series 8, Redwood City, CA, United States
UJET, Inc., San Francisco, CA, United States
Unmind Ltd., London, United Kingdom
Upfront V, L.P., Santa Monica, CA, United States
Uptycs, Inc., Waltham, MA, United States
Upvest GmbH, Berlin, Germany
VerbIT, Inc., New York, NY, United States
Walkabout Ventures Fund II L.P., Los Angeles, CA, United States
Yapily Ltd., London, United Kingdom
Zesty Tech Ltd., Ramat Gan, Israel
Kaltura, Inc., New York, NY, United States

(G.10)       German Code of Corporate Governance

The German federal government published the German Corporate Governance Code (the “Code”) in February 2002 and introduced a commission that amends the Code from time to time. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that every year, listed companies publicly state the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.

In 2024 and 2023, the Executive Board and Supervisory Board of SAP SE issued the required declarations of compliance. The declaration for 2024 was issued at the end of October 2024. These statements are available on our Web site: www.sap.com/investors/en/governance.

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Walldorf, February 19, 2025

SAP SE

Walldorf, Germany

The Executive Board

Christian Klein	Muhammad Alam

Dominik Asam	Thomas Saueressig

Sebastian Steinhaeuser	Gina Vargiu-Breuer

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Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

U.S. law requires that management submit a report on the effectiveness of internal control over financial reporting in the consolidated financial statements. For 2024, that report is as follows:

The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a–15(f) and 15d–15(f) under the U.S. Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based on the assessment under these criteria, SAP management has concluded that, as at December 31, 2024, the Company’s internal control over financial reporting was effective.

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Additional Information

Five-Year Summary	338

Financial Calendar and Addresses	340

Financial and Sustainability Publications	341

Publication Details	343

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Five-Year Summary1

€ millions, unless otherwise stated	2024	2023	2022	2021	2020
Revenues
Cloud ERP Suite	14,166	10,626	8,209	NA	NA
Cloud	17,141	13,664	11,426	8,701	8,080
Cloud and software	29,830	26,924	25,391	23,361	23,228
Services	4,346	4,283	4,128	3,592	4,110
Total revenue	34,176	31,207	29,520	26,953	27,343
Share of more predictable revenue (in %)	83	81	79	75	72
Operating Expenses
Cost of cloud	–4,660	–3,884	–3,499	–2,881	–2,699
Total cost of revenue	–9,243	–8,674	–8,038	–7,219	–7,886
Total operating expenses	–29,511	–25,408	–23,606	–20,645	–20,715
Profits and effective tax rate
Cloud gross profit	12,481	9,780	7,927	5,820	5,381
Cloud gross profit (non-IFRS)[2]	12,559	9,821	7,981	5,896	5,634
Gross profit	24,932	22,534	21,482	19,734	19,458
Operating profit	4,665	5,799	5,914	6,308	6,623
Operating profit (non-IFRS)[2]	8,153	6,514	6,447	6,870	8,287
Profit after tax from continuing operations	3,150	3,600	3,068	6,824	5,283
Profit after tax[3]	3,150	5,964	1,708	5,376	5,283
Effective tax rate (non-IFRS, in%)[2]	32.3	30.3	25.3	32.0	26.5
Backlog
Current cloud backlog	18,078	13,745	11,024	8,674	7,155
Liquidity and Cash Flow
Net cash flows from operating activities from continuing operations	5,220	6,210	5,675	6,182	7,194
Free cash flow	4,113	5,093	4,388	5,049	6,000
Net liquidity (net debt)	1,695	3,521	–2,070	–1,563	–6,503
Assets, Equity and Liabilities
Total assets	74,122	68,331	72,159	71,174	58,464
Total liabilities	28,314	24,925	29,311	29,651	28,537
Total equity	45,808	43,406	42,848	41,523	29,927
Key SAP Stock Facts
Issued shares[4] (in millions)	1,229	1,229	1,229	1,229	1,229
Earnings per share, basic (in €) from continuing operations	2.68	3.11	2.80	5.45	4.35
Earnings per share, basic (non-IFRS, in €) from continuing operations[2]	4.53	3.72	3.94	6.65	5.41
Earnings per share, diluted (in €) from continuing operations	2.65	3.08	2.79	5.45	4.35
Earnings per share, basic (in €)[3]	2.68	5.26	1.95	4.46	4.35
Earnings per share, basic (non-IFRS, in €)[2,3]	4.53	5.51	3.23	6,73	5.41
Earnings per share, diluted (in €)[3]	2.65	5.20	1.94	4.46	4.35
Dividend per share[4] (in €)	2.35	2.20	2.05	2.45	1.85
Total dividend distributed[4]	2,741	2,565	2,395	2,865	2,182
Non-financial KPI's
Number of employees[5,6]	109,121	107,602	106,312	102,658	102,430

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€ millions, unless otherwise stated	2024	2023	2022	2021	2020
Women working at SAP[5] (in %)	35.4	35.2	34.9	34.3	33.6
Women in executive roles[5] (total, in % of total number of employees)	22.5	22.2	NA	NA	NA
Women in management[5] (total, in % of total number of employees)	30.2	29.7	29.3	28.3	27.5
Employee Engagement Index (in %)	74	80	80	83	86
Employee retention (in %)	96.7	96.4	92.8	93.2	95.3
Customer Net Promoter Score[7]	12	9	7	10	4
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based) (in million tons CO2 equivalents)	6.9	6.9	NA	NA	NA

1 Based on SAP Group results, according to IFRS, unless otherwise stated.

2 From 2024, we updated our non-IFRS policy to include share-based payment expenses and exclude gains and losses from equity securities, net. The years 2021 and 2020 have not been retrospectively adjusted.

3 From continuing and discontinued operations.

4 2024 numbers are based on the proposed dividend and on level of treasury stock as at year end.

5 Numbers at year end.

6 Full-time equivalents

7 Since 2022, we are using our updated methodology for calculating customer Net promoter score. Prior years have not been adjusted.

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Financial Calendar and Addresses

Financial Calendar

2025
April 22	Results for the first quarter 2025
May 13	Annual General Meeting of Shareholders
May 16	Dividend payment
July 22	Results for the second quarter and half-year 2025
October 22	Results for the third quarter 2025

Addresses

Group Headquarters

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel. +49 6227 74 74 74

Fax +49 6227 75 75 75

E-mail info@sap.com

Web site www.sap.com

The addresses of all our international subsidiaries and sales partners are available on our public Web site at https://www.sap.com/about/company/office-locations.html

For more information about the matters discussed in the report, contact:

Investor Relations

Tel. +49 6227 76 73 36

Fax +49 6227 74 08 05

E-mail investor@sap.com

Web site www.sap.com/investor

Press

Tel. +49 6227 74 63 15

E-mail press@sap.com

Website www.sap.com/press

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Financial and Sustainability Publications

We present our financial, social, and environmental performance in the SAP Integrated Report 2024, which is available at www.sapintegratedreport.com. This SAP Integrated Report 2024 comprises all of the information required by accounting and disclosure standards applicable to us.

The following publications are available in English at www.sap.com/investor, or in German at www.sap.de/investor:

–	Annual Report on Form 20-F (IFRS, available in English only)

–	SAP Integrated Report (PDF)

–	SAP SE Statutory Financial Statements and Review of Operations (HGB, available in German only)

–	Half-Year Reports

–	SAP Compensation Report

–	SAP Quarterly Statements

Complete information on the governance of SAP SE is available at www.sap.com/corpgovernance. Materials include:

–	Information about the management of SAP SE, including the current members of the Executive Board and the Supervisory Board, their CVs and memberships in boards of other companies

–	Information about the Supervisory Boards’ committees, including their tasks and current composition

–	Details of managers’ (the Executive and Supervisory Board members’) transactions in SAP securities

–	Documents relating to SAP SE’s Annual General Meetings of Shareholder, including voting results

–	SAP SE’s Articles of Incorporation

–	Agreement on the Involvement of Employees in SAP SE

–	German Code of Corporate Governance

–	Declaration of Implementation pursuant to the German Stock Corporation Act, Section 161

–	Global Code of Ethics and Business Conduct for EmployeesCorporate Governance Statement pursuant to the German Commercial Code, Sections 315d and 289f

–	Rules of Procedure for the SAP SE Supervisory Board

–	Rules of Procedure for the SAP SE Executive Board

–	Profile of Skills and Expertise for the SAP SE Supervisory Board

–	Overview of the participation of Supervisory Board members in meetings of the Supervisory Board and its committees

Additional SAP policies are made public at www.sap.com/sustainability:

–	SAP Human Rights Commitment Statement

–	SAP Global Health and Safety Management Policy

–	SAP Environmental Policy

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–	SAP Global Anti-Discrimination Statement

–	SAP ‘s Guiding Principles for Artificial Intelligence and SAP Global Artificial Intelligence Ethics Policy

–	SAP Supplier Code of Conduct

–	SAP Partner Code of Conduct

–	SAP’s Global Tax Principles

Further, the SAP Glossary is available at www.sap.com/glossary

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Publication Details

Publisher

SAP SE
Investor Relations

Concept and Realization

SAP Integrated Report project team
with the support of SAP solutions

Printing

SAP has decided to publish the SAP Integrated Report solely as an electronic document. A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to investor@sap.com or via phone +49 6227 7-67336.

Copyright

SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

© 2025 SAP SE or an SAP affiliate company. All rights reserved. No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE or an SAP affiliate company.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notices.

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